Filed Pursuant to Rule 424(b)(3)
File No. 333-123283

May 20, 2005
Dear AT&T Shareholder:
      It is a pleasure to invite you to AT&T’s 2005 Annual Meeting of Shareholders, on Thursday, June 30, 2005, beginning at 9:30 a.m. local time, at the Colorado Convention Center in Denver, Colorado.
      At the meeting, among other things, you will be asked to adopt the merger agreement that AT&T has entered into with SBC Communications Inc. In the merger, AT&T will merge with a wholly owned subsidiary of SBC and will become a wholly owned subsidiary of SBC. AT&T and SBC believe that the merger will create one of the nation’s leading communications companies, with significant national and global reach.
      If the merger is completed, AT&T shareholders will receive 0.77942 of a share of SBC common stock for each share of AT&T common stock held immediately prior to the merger. In addition, AT&T will declare a special dividend of $1.30 per share which it intends to pay, assuming the merger will be completed, on the closing date of the merger. Based on the closing price of $23.62 per share of SBC common stock on the New York Stock Exchange on January 28, 2005, the last trading day before the public announcement of the merger, the 0.77942 exchange ratio, taken together with the $1.30 special dividend, represented a total merger consideration of approximately $19.71 per AT&T share. Based on the closing price of $23.73 per share of SBC common stock on the NYSE on May 19, 2005, the latest practicable date before the printing of this document, the total merger consideration was valued at approximately $19.80 per AT&T share. However, the value of the merger consideration that you will receive for each share of AT&T common stock will depend on the price per share of SBC common stock at the time of the merger. That price is impossible to know at this time, will not be known at the time of the meeting and may be less than the current price or the price at the time of the meeting. Based on the estimated number of shares of AT&T common stock outstanding on the record date for the meeting, SBC expects to issue approximately 624,705,130 shares of SBC common stock to AT&T shareholders in connection with the merger. Immediately after the merger, former AT&T shareholders are currently expected to own approximately 16% of the then-outstanding shares of SBC common stock (without giving effect to shares of SBC common stock held by AT&T shareholders prior to the merger).
      After careful consideration, the AT&T board of directors has adopted the merger agreement, declared that the merger and the other transactions contemplated by the merger agreement, including the special dividend, are advisable and recommends that you vote FOR the adoption of the merger agreement.
      The accompanying document provides a detailed description of the proposed merger and the merger consideration. In addition, it provides you with important information regarding the AT&T board of directors and its senior management and other proposals that require your vote, as well as information regarding AT&T’s corporate governance practices. I urge you to read the enclosed materials carefully. Please pay particular attention to the “Risk Factors” beginning on page 20 for a discussion of the risks related to the merger and owning SBC common stock after the merger.
      Your vote is very important. Whether or not you expect to attend the meeting, please vote as soon as possible to ensure that your shares are represented at the meeting. Registered and many broker-managed shareholders can vote their shares by using a toll-free telephone number or the Internet. Instructions for using these convenient services are provided on the proxy card. Of course, you may still vote your shares by marking your votes on the proxy card, signing and dating it and mailing it in the envelope provided. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the directors’ recommendations.
      I look forward to seeing you on June 30, 2005 in Denver.

Sincerely,

David W. Dorman
Chairman of the Board and Chief Executive Officer
AT&T Corp.
AT&T common stock is quoted on the NYSE under the symbol “T”. SBC common stock is quoted on the NYSE under the symbol “SBC”.
      Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.
      This document is dated May 20, 2005 and is expected to be first mailed to AT&T’s shareholders on or about May 23, 2005.

REFERENCE TO ADDITIONAL INFORMATION
      This document incorporates important business and financial information about AT&T and SBC from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to AT&T and SBC that are incorporated by reference in this document, without charge, by requesting them in writing or by telephone from the appropriate company.

AT&T Corp.	SBC Communications Inc.
One AT&T Way	175 East Houston
Bedminster, New Jersey 07921	San Antonio, TX 78205
(908) 532-1680	(210) 821-4105
www.att.com	www.sbc.com
(All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.)
      Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.
      In order to receive timely delivery of requested documents in advance of the annual meeting, you should make your request no later than June 15, 2005.
      See “Where You Can Find More Information” beginning on page 157.
ABOUT THIS DOCUMENT
      This document, which forms part of a registration statement on Form S-4 filed with the SEC by SBC (File No. 333-123283), constitutes a prospectus of SBC under Section 5 of the Securities Act of 1933, as amended, which is referred to in this document as the Securities Act, with respect to the shares of SBC common stock to be issued to the holders of AT&T common stock in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to in this document as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to AT&T’s 2005 Annual Meeting of Shareholders, at which, among other things, the holders of AT&T common stock will consider and vote on the adoption of the merger agreement.

NOTICE OF ANNUAL MEETING
      The 120th Annual Meeting of Shareholders of AT&T Corp. will be held at the Colorado Convention Center, Exhibit Hall F, 700 14th Street, Denver, Colorado, on Thursday, June 30, 2005, at 9:30 a.m. local time, for the following purposes:

•	to adopt the merger agreement among SBC, AT&T and Merger Sub;

•	to adjourn the meeting, if necessary, to permit further solicitation of proxies, in the event that there are not sufficient votes at the time of the meeting to adopt the merger agreement;

•	to elect nine directors;

•	to ratify the appointment by the Audit Committee of independent auditors to examine AT&T’s accounts; and

•	to conduct any other business, including shareholder proposals, as may properly come before the meeting or any adjournment or postponement of the meeting.
      AT&T shareholders at the close of business on May 27, 2005, are entitled to vote their proxies. Only AT&T shareholders with an admission ticket or proof of stock ownership will be admitted to the meeting.

Robert S. Feit
Vice President — Law and Secretary
AT&T Corp.
May 20, 2005
 YOU CAN VOTE IN ONE OF FOUR WAYS:
(1) Use the toll-free telephone number on your proxy card to vote by phone;
(2) Visit the website noted on your proxy card to vote via the Internet;
(3) Sign, date and return your proxy card in the enclosed envelope to vote by mail; or
(4) Vote in person at the meeting.

Page

Questions and Answers About the AT&T Annual Meeting and the Merger	i
Summary	1
The Companies	1
As a Result of the Merger, AT&T will Become a Wholly Owned Subsidiary of SBC	1
In the Merger You Will Have the Right to Receive 0.77942 of a Share of SBC Common Stock for each Share of AT&T Common Stock that You Hold; In Addition, Assuming the Merger is Completed, AT&T Will Pay a Special Dividend of $1.30 per Share to Holders of AT&T Common Stock	1
The AT&T Board of Directors Recommends that Holders of AT&T Common Stock Vote to Adopt the Merger Agreement	2
Opinions of AT&T’s Financial Advisors	2
Treatment of AT&T Stock Options and Stock Based Awards	2
AT&T’s Executive Officers and Directors Have Interests in the Merger that Differ from, or Are in Addition to, Your Interests in the Merger	3
Material United States Federal Income Tax Consequences	3
Procedures for Exchange of AT&T Common Stock for SBC Common Stock	4
Following the Merger, You Will Be Entitled to Receive the Dividends SBC Pays on the Common Stock	4
Accounting Treatment	5
Regulatory Matters Related to the Merger	5
SBC and AT&T expect that the merger will be completed in late 2005 or early 2006	5
You are not entitled to any Rights of Appraisal if you Dissent from the Merger	6
The Merger Agreement	6
Acquisition Proposals	6
There are Conditions that Must be Satisfied or Waived Before SBC and AT&T are Required to Complete the Merger	6
Under Some Conditions SBC or AT&T May Terminate the Merger Agreement	8
Under Some Circumstances AT&T Will Be Required to Pay a Termination Fee to SBC if the Merger Agreement is Terminated	9
Comparison of Stockholder Rights	9
Selected Historical Financial Data of SBC	10
Selected Historical Financial Data of AT&T	12
Selected Unaudited Pro Forma Condensed Combined Financial Data for the Quarter Ended March 31, 2005	14
Selected Unaudited Pro Forma Condensed Combined Financial Data for the Year Ended December 31, 2004	15
Unaudited Comparative per Share Data for the Quarter Ended March 31, 2005	16
Unaudited Comparative per Share Data for the Year Ended December 31, 2004	17
Comparative Market Data	18
Comparative per Share Market Price Data and Dividend Information	19
Risk Factors	20
Risk Factors Relating to the Merger	20
Risk Factors Relating to SBC Following the Merger	22
The Merger	28
Background of the Merger	28
SBC’s Reasons for the Merger	32
AT&T’s Reasons for the Merger	34
Recommendation of the AT&T Board of Directors	38
Certain AT&T Projections	38
Opinions of AT&T’s Financial Advisors	40
Interests of AT&T Executive Officers and Directors in the Merger	48
Material United States Federal Income Tax Consequences	53
The Special Dividend	54
The Merger	54
Accounting Treatment	56
Regulatory Matters Related to the Merger	57
HSR Act and Antitrust	57
FCC Approval	57
State Regulatory Approvals	57
Municipal Franchises	58
Foreign and Certain Other Regulatory Matters	58
Merger Fees, Costs and Expenses	58

TOC2

TOC3

      The following are some of the questions that you, as a shareholder of AT&T, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision as to your AT&T common stock.
QUESTIONS AND ANSWERS ABOUT THE AT&T ANNUAL MEETING AND THE MERGER
Q1:       Why are these proxy materials being sent to AT&T shareholders?

A1:	This document is being provided by, and the enclosed proxy is solicited by and on behalf of, the AT&T board of directors for use at the annual meeting of AT&T shareholders.

Q2:	When and where is the AT&T annual meeting?

A2:	The AT&T annual meeting is scheduled to be held at 9:30 a.m., local time, on Thursday, June 30, 2005 at the Colorado Convention Center, Exhibit Hall F, 700 14th Street, Denver, Colorado, unless it is postponed or adjourned.

Q3:	What is the purpose of the AT&T annual meeting? What am I voting on?

A3:	The purpose of the annual meeting is to consider and vote upon:

•	adoption of the Agreement and Plan of Merger, dated as of January 30, 2005 (referred to in this document as the merger agreement), among SBC, AT&T and Tau Merger Sub Corporation, a newly formed, direct and wholly owned subsidiary of SBC (referred to in this document as Merger Sub) (Proposal 1 on the enclosed proxy card);

•	adjournment of the meeting, if necessary, to permit further solicitation of proxies in favor of adoption of the merger agreement (Proposal la. on the enclosed proxy card);

•	election of nine directors (Proposal 2 on the enclosed proxy card);

•	ratification of the appointment by the Audit Committee of independent auditors (Proposal 3 on the enclosed proxy card); and

•	action upon such other matters, including shareholder proposals, as may properly come before the meeting (Proposals 4 through 9 on the enclosed proxy card).

Q4:	Who is entitled to vote at the AT&T annual meeting?

A4:	AT&T shareholders of record at the close of business on May 27, 2005, the record date for the AT&T annual meeting, are entitled to receive notice of and to vote on matters that come before the annual meeting and any adjournments or postponements of the annual meeting. However, an AT&T shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the AT&T annual meeting.
Q5:                   How do I vote?

A5:	After carefully reading and considering the information contained in this document, please submit your proxy by telephone or Internet in accordance with the instructions set forth on the enclosed proxy card, or fill out, sign and date the proxy card, and then mail your signed proxy card in the enclosed envelope as soon as possible so that your shares may be voted at the annual meeting. For detailed information please see “Information about the AT&T Meeting — How do I vote?” on page 95.

i

Q6:                   How many votes do I have?

A6:	Each share of AT&T common stock that you own as of the record date entitles you to one vote. As of close of business on May 18, 2005, there were 801,195,464 outstanding shares of AT&T common stock. As of that date, less than 1% of the outstanding shares of AT&T common stock were held by directors and executive officers of AT&T and their respective affiliates.
Q7:       What constitutes a quorum at the AT&T annual meeting?

A7:	The presence of the holders of 40 percent of the shares entitled to vote at the AT&T annual meeting constitutes a quorum. Presence may be in person or by proxy. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or the Internet, or if you vote in person at the annual meeting.

Abstentions and shares voted by a bank or broker holding shares for a beneficial owner are counted as present and entitled to vote for purposes of determining a quorum.

Q8:	What vote is required to approve each proposal? What is the effect of not voting?

A8:	To adopt the merger agreement: the affirmative vote of the holders of at least a majority of outstanding shares of AT&T common stock entitled to vote is required to adopt the merger agreement.

Because the affirmative vote required to adopt the merger agreement is based upon the total number of outstanding shares of AT&T common stock, the failure to submit a proxy card (or to submit a proxy by telephone or by Internet or to vote in person at the annual meeting) or the abstention from voting by a shareholder will have the same effect as a vote against adoption of the merger agreement. Brokers holding shares of AT&T common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the merger.

Adjournment of the meeting, if necessary, to permit further solicitation of proxies: this proposal requires the affirmative vote of the holders of at least a majority of the votes cast. Any AT&T shares not voted (whether by abstention or otherwise) will have no impact on the vote.

Election of directors: the nine nominees who receive the most votes cast by AT&T shareholders present in person at the meeting or represented by proxy will be elected. Any AT&T shares not voted (whether by abstention or otherwise) will have no impact on the vote.

Ratification of Independent Auditors: this proposal requires the affirmative vote of the holders of at least a majority of the votes cast. Any AT&T shares not voted (whether by abstention or otherwise) will have no impact on the vote.

AT&T shareholder proposals: approval of each of the six AT&T shareholder proposals requires the affirmative vote of the holders of at least a majority of the votes cast. Any AT&T shares not voted (whether by abstention or otherwise) will have no impact on the vote.

Q9:	What are the recommendations of the AT&T board of directors?

A9:	The AT&T board of directors recommends a vote FOR:

•	adoption of the merger agreement;

•	adjournment of the meeting, if necessary, to permit further solicitation of proxies;

•	the election of the nine nominees for director; and

•	the ratification of the appointment of the independent auditors.

The AT&T board of directors recommends a vote AGAINST each of the six AT&T shareholder proposals.

ii

Q10:	What if I return my proxy but do not mark it to show how I am voting?

A10:	If your proxy card is signed and returned without specifying your choices, your shares will be voted according to the recommendations of the AT&T board of directors.

Q11:	Can I change my vote after I have submitted a proxy by telephone or Internet or mailed my signed proxy card?

A11:	Yes. You can change your vote by revoking your proxy at any time before it is exercised at the AT&T annual meeting. You can revoke your proxy in one of four ways:

•	notify AT&T’s Corporate Secretary in writing before the annual meeting that you are revoking your proxy;

•	submit another proxy with a later date;

•	vote again by telephone or the Internet; or

•	vote in person at the annual meeting.
Q12:     What if other items come up at the annual meeting and I am not there to vote?

A12:	When you return a signed and dated proxy card or provide your voting instructions by telephone or the Internet, you give the AT&T proxy committee (the members of which are listed on your proxy card) the discretionary authority to vote on your behalf on any other matter that is properly brought before the annual meeting.
Q13:     If I want to attend the annual meeting, what do I do?

A13:	You must come to the Colorado Convention Center, Denver, Colorado, at 9:30 a.m., local time, on Thursday, June 30, 2005. For further information please see “Information about the AT&T Meeting — What do I need to do if I wish to attend the AT&T annual meeting in person?” on page 96.

Q14:	Who can help answer my additional questions about the merger or the AT&T annual meeting?

A14:	If you have questions about the merger or the annual meeting, you should contact:

Morrow & Co., Inc. 445 Park Avenue, 5th Floor New York, New York 10022 (212) 754-8000 E-mail: att.info@morrowco.com Telephone: 1-800-206-5881

iii

SUMMARY

This summary highlights selected information about the merger in this document and does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this document refers for a more complete understanding of the matters being considered at the annual meeting. See “Where You Can Find More Information” beginning on page 157. Unless we have stated otherwise, all references in this document to AT&T are to AT&T Corp., all references to SBC are to SBC Communications Inc., all references to Merger Sub are to Tau Merger Sub Corporation, and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of January 30, 2005, among AT&T, SBC and Merger Sub, a copy of which is attached as Annex A to this document.
The Companies (Page 76)
      AT&T. AT&T was incorporated in 1885 under the laws of the State of New York. Its principal executive offices are at One AT&T Way, Bedminster, New Jersey 07921 and its telephone number at that address is 908-221-2000. AT&T maintains an internet website at www.att.com.
      For more than a century AT&T has been known for quality and reliability in communications. Backed by the research and development capabilities of AT&T Labs, AT&T is a global leader in local, long distance, internet and transaction-based voice and data services. AT&T’s primary business segments are AT&T Business Services and AT&T Consumer Services.
      AT&T is one of the nation’s largest business services communications providers, offering a variety of global communications services to over 2 million customers, including large domestic and multinational businesses, small and medium-sized businesses and government agencies. AT&T operates one of the largest telecommunications networks in the United States and, through its Global Network Services, provides an array of services and customized solutions in 60 countries and 850 cities worldwide.
      AT&T is also a provider of domestic and international long distance and transaction based communications services to over 24 million residential stand alone long distance and bundled consumers in the U.S.
      SBC. SBC is a holding company incorporated under the laws of the State of Delaware in 1983 and has its principal executive offices at 175 E. Houston, San Antonio, Texas 78205-2233 (telephone number 210-821-4105). SBC maintains an internet website at www.sbc.com.
      SBC ranks among the largest providers of telecommunications services in the U.S. and the world. Through its subsidiaries and affiliates, it provides communications services and products in the U.S. and has investments in more than 14 countries. It offers its services and products to businesses and consumers, as well as other providers of telecommunications services, including local exchange services, wireless communications, long-distance services, internet services, telecommunications equipment, and directory advertising and publishing.
As a Result of the Merger, AT&T will Become a Wholly Owned Subsidiary of SBC (Page 59)
      The merger agreement provides for the merger of Merger Sub, a wholly owned subsidiary of SBC, with and into AT&T. Following completion of the merger, AT&T will continue as the surviving corporation of the merger and will become a wholly owned subsidiary of SBC.
In the Merger You Will Have the Right to Receive 0.77942 of a Share of SBC Common Stock for each Share of AT&T Common Stock that You Hold; In Addition, Assuming the Merger is Completed, AT&T Will Pay a Special Dividend of $1.30 per Share to Holders of AT&T Common Stock (Page 60)
      In the merger, each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, which ratio is referred to in this document as the exchange ratio, together with any cash paid in lieu of a fractional share of SBC common stock.
      You will not receive any fractional share of SBC common stock in the merger. Instead, SBC will pay you cash for any fractional share of SBC common stock you otherwise would have been entitled to receive based on the average closing price for a share of SBC common stock as reported on the New York Stock Exchange, which is referred to in this document as the NYSE, composite transactions reporting system for the 20 trading days ending on the fifth trading day prior to the closing date of the merger.

      For example, if you own 100 shares of AT&T common stock, and the average closing price for a share of SBC common stock as reported on the NYSE composite transactions reporting system for the 20 trading days ending on the fifth trading day prior to the closing date of the merger was $25.00, you will receive 77 shares of SBC common stock plus $23.55 in cash (equal to 0.942 multiplied by $25) in lieu of the fractional share of SBC common stock you would otherwise have been entitled to receive.
      Immediately after the merger, former AT&T shareholders are expected to own approximately 16% of the outstanding shares of SBC common stock (following the issuance of shares of SBC common stock to the former AT&T shareholders and based on shares outstanding as of December 31, 2004) (without giving effect to shares of SBC common stock held by AT&T shareholders prior to the merger).
      In addition, following the date of the adoption of the merger agreement by AT&T shareholders at the annual meeting and prior to the effective time of the merger, AT&T will declare a special dividend of $1.30 per share payable to holders of record of outstanding shares as of a record date for the special dividend that will be set by the AT&T board of directors. Such special dividend will be paid prior to the effective time of the merger, and AT&T has agreed to use its reasonable best efforts to cause the special dividend to be paid on the closing date of the merger. AT&T does not intend to pay the special dividend unless the merger is to be completed.
The AT&T Board of Directors Recommends that Holders of AT&T Common Stock Vote to Adopt the Merger Agreement (Page 38)
      After careful consideration, the AT&T board of directors declared that the merger and the other transactions contemplated by the merger agreement, including the special dividend, are advisable and adopted the merger agreement. The AT&T board of directors recommends that holders of AT&T common stock vote “FOR” the adoption of the merger agreement.
      The affirmative vote of the holders of at least a majority of the outstanding shares of AT&T common stock entitled to vote on adoption of the merger agreement is required to adopt the merger agreement. No vote of SBC stockholders is required (or will be sought) in connection with the merger.
      In adopting the merger agreement and making its declaration and recommendation, the AT&T board of directors consulted with AT&T senior management and AT&T’s financial and legal advisors and considered a number of strategic, financial and other considerations referred to under “The Merger — AT&T’s Reasons for the Merger”.
Opinions of AT&T’s Financial Advisors (Page 40)
      In connection with the proposed merger, AT&T’s financial advisors, Credit Suisse First Boston LLC, which is referred to in this document as CSFB, and Morgan Stanley & Co. Incorporated, which is referred to in this document as Morgan Stanley, each have delivered an opinion with respect to the fairness of the exchange ratio or consideration, as applicable, to be received by the holders of AT&T common stock in the merger. CSFB rendered its opinion that, as of January 30, 2005, the exchange ratio was fair, from a financial point of view, to holders of AT&T common stock and Morgan Stanley rendered its opinion that the consideration to be received by holders of AT&T common stock in accordance with the merger agreement was fair from a financial point of view to such holders other than SBC and its affiliates. For purpose of its analyses CSFB assumed that AT&T will declare a $1.30 special cash dividend per share of AT&T common stock payable to the holders of AT&T common stock as of immediately prior to the consummation of the merger. In arriving at its opinion, Morgan Stanley assumed that the special cash dividend was part of the consideration. The full texts of the written opinions of CSFB and Morgan Stanley are attached as Annex B and Annex C, respectively, to this document. You are urged to read each of the opinions carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinions do not constitute a recommendation to any shareholder as to how they should vote or act on any matter relating to the merger.
Treatment of AT&T Stock Options and Stock Based Awards (Page 61)
      In the merger, all outstanding AT&T employee stock options under AT&T’s stock-based benefit plans and agreements will be converted into options to acquire shares of SBC common stock, with the number of shares of SBC common stock subject to option and the exercise price of the options adjusted to give effect to the exchange ratio of 0.77942 and an equitable adjustment to take into account the payment of the $1.30 special dividend in respect of each share of AT&T common stock. Any AT&T stock-based awards, other than AT&T stock options, will be similarly converted into stock-based awards based on a number of shares of SBC common stock adjusted to give effect to the exchange ratio of 0.77942 and an equitable adjustment to take into account the payment of the $1.30 special dividend in respect of each share of AT&T common stock.
AT&T’s Executive Officers and Directors Have Interests in the Merger that Differ from, or Are in Addition to, Your Interests in the Merger (Page 48)
      You should be aware that some of the directors and executive officers of AT&T have interests in the merger that are different from, or are in addition to, the interests of AT&T shareholders. These interests include, but are not limited to, the treatment of equity-based compensation awards held by directors and executive officers of AT&T in the merger, the continued employment of certain executive officers after the merger, severance benefits payable to certain executive officers whose employment is not continued after the merger, the continued positions of certain directors of AT&T as directors of SBC, and the indemnification of former AT&T directors by SBC.
Material United States Federal Income Tax Consequences (Page 53)
      The Special Dividend. Individual U.S. holders who meet applicable holding period requirements under the Code for “qualified dividends” (generally more than 60 days during the 121-day period surrounding the ex-dividend date) will be taxed on the special dividend at a maximum federal income tax rate of 15%. This is based on a legal opinion from Wachtell, Lipton, Rosen & Katz to the effect that the special dividend should qualify as a distribution within the meaning of Section 301 of the Internal Revenue Code of 1986, as amended, which is referred to in this document as the Code.
      It is not possible for counsel to reach a definitive conclusion regarding the characterization of the special dividend for United States federal income tax purposes because there are legal authorities that have characterized a pre-merger distribution as additional merger consideration. The authorities that counsel believes are more similar to the facts of this situation respect characterization of a payment that is made in the form of a dividend and not merger consideration as a dividend. Based upon such authorities, Wachtell, Lipton, Rosen & Katz has concluded that the special dividend should constitute a distribution within the meaning of Section 301 of the Code. Assuming counsel’s characterization of the special dividend prevails, the special dividend will be treated as a dividend for United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AT&T. AT&T expects that the entire amount of the special dividend will be paid out of its current or accumulated earnings and profits.
      It is possible that the Internal Revenue Service could disagree with counsel’s characterization of the special dividend as a distribution for United States federal income tax purposes and instead treat the special dividend as merger consideration paid by SBC in exchange for a portion of a holder’s AT&T common stock. In such case, the United States federal income tax consequences to a holder of AT&T common stock would be the same as those described below under “The Merger — Special Dividend Not Paid by AT&T and Merger Consideration Consisting of SBC Common Stock and Cash Paid by SBC.”
      If the special dividend is paid by AT&T, it will be paid following the adoption of the merger agreement and prior to the effective time of the merger. AT&T intends to pay the special dividend on the closing date of the merger.
      The Merger. The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. It is a condition to the closing of the merger that AT&T and SBC will receive opinions from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. In addition, in connection with the filing of the registration statement of which this document is a part, AT&T and SBC each will receive a legal opinion to the same effect. Accordingly, the merger will be tax-free to holders of AT&T common stock, except with respect to any cash received, which will be taxed under one of the alternatives described under the next two subheadings.

      The merger agreement provides that, if it is necessary to satisfy the tax opinion closing condition described in the preceding paragraph, the merger will be restructured to include in the per share merger consideration the per share amount of the special dividend. In that event, AT&T will not pay the special dividend. Instead, each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, plus $1.30 in cash.
      Special Dividend Paid by AT&T and Merger Consideration Consisting Solely of SBC Common Stock. If the special dividend is paid by AT&T and the merger is not restructured, a holder of AT&T common stock (i) should be taxed on the cash received as a Special Dividend in the manner described above and (ii) will not recognize any gain or loss upon receipt of SBC common stock solely in exchange for AT&T common stock in the merger, except with respect to cash received in lieu of a fractional share of SBC common stock.
      Special Dividend Not Paid by AT&T and Merger Consideration Consisting of SBC Common Stock and Cash Paid by SBC. If (i) in order to allow counsel to issue their opinions regarding qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code the merger is restructured to include as merger consideration the $1.30 to be paid by SBC (and the special dividend is not paid by AT&T), or (ii) counsel’s characterization of the special dividend as a distribution within the meaning of Section 301 of the Code does not prevail (and the special dividend paid by AT&T were characterized as additional merger consideration paid by SBC), a holder of AT&T common stock will be required to recognize gain with respect to any cash received. A holder of AT&T common stock whose adjusted tax basis in the AT&T common stock surrendered is less than the sum of the cash and the fair market value, as of the closing date of the merger, of the SBC common stock received will recognize gain in an amount equal to the lesser of (1) the sum of the cash and the fair market value of the SBC common stock received, minus the adjusted tax basis of the AT&T common stock surrendered, and (2) the amount of cash received in the exchange. However, if a holder’s adjusted tax basis in the AT&T common stock surrendered in the transaction is greater than the sum of the amount of cash and the fair market value of the SBC common stock received, the holder’s loss will not be currently allowed or recognized for United States federal income tax purposes.
      Holders should read “The Merger — Material United States Federal Income Tax Consequences” starting on page 53 for a more complete discussion of the United States federal income tax consequences of the special dividend and the merger. Holders are urged to consult with their tax advisors regarding the tax consequences of the special dividend and the merger to them, including the effects of United States federal, state and local, foreign and other tax laws.
Procedures for Exchange of AT&T Common Stock for SBC Common Stock (Page 60)
      In most cases, because holders of AT&T common stock hold their stock in the form of uncertificated shares, the exchange agent will issue the shares of SBC common stock to which such holders are entitled against the cancelled shares of AT&T common stock as soon as practicable after the effective time of the merger without any further action on the part of those holders.
      However, holders of AT&T share certificates that formerly represented a number of AT&T common shares prior to AT&T’s one-for-five reverse stock split, effective November 19, 2002, will be required to surrender those share certificates against issuance of the number of shares of AT&T common stock after giving effect to the stock split, before they will be issued the number of shares of SBC common stock to which they are entitled in the merger. At any time after the effective time of the merger and prior to the surrender of such share certificates, the share certificates will be deemed to represent that number of shares of SBC common stock that the holder is entitled to receive in the merger.
Following the Merger, You Will Be Entitled to Receive the Dividends SBC Pays on the SBC Common Stock (Page 61)
      After the merger, when and if declared by SBC’s board of directors, you will receive any dividends SBC pays on its common stock. SBC’s dividend payment made in the first quarter of 2005 was $0.3225 per share. From January 1, 2004 through January 1, 2005, a stockholder of SBC would have had dividends paid in respect of its shares in an aggregate amount of $1.26 per share.

Accounting Treatment (Page 56)
      The merger will be accounted for as an acquisition of AT&T by SBC under the purchase method of accounting of U.S. generally accepted accounting principles.
Regulatory Matters Related to the Merger (Page 57)
      HSR Act and Antitrust. The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this document as the HSR Act, which prevents SBC and AT&T from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice, which is referred to in this document as the DOJ, and the Federal Trade Commission, which is referred to in this document as the FTC, and the waiting period is terminated or expires. On February 22, 2005, SBC and AT&T filed the requisite Pre-Merger Notification and Report Forms under the HSR Act with the DOJ and the FTC. On March 24, 2005, the DOJ issued requests for additional information and documentary material to SBC and AT&T. The parties are now in the process of compiling this information and material. As a result, the waiting period applicable to the merger has been extended until 30 calendar days after both parties have certified that they have substantially complied with the requests.
      FCC Approval. The Federal Communications Act of 1934, as amended, requires the approval of the Federal Communication Commission, which is referred to in this document as the FCC, prior to any transfer of control of certain types of licenses and other authorizations issued by the FCC. On February 22, 2005, SBC and AT&T filed applications for FCC consent to the transfer of control of AT&T and the AT&T subsidiaries that hold such licenses and authorizations to SBC. Applications for FCC consent are subject to public comment and objections and oppositions of third parties who may interpose objections. Comments on the applications and reply comments have been submitted to the FCC. The FCC has set for itself a goal of completing action on transfer of control applications within 180 days of public notice of the application, which target completion date would be on or around September 7, 2005 for the applications filed by SBC and AT&T. However, no law or regulation requires the FCC to complete its action by that date, or any date, and the FCC acknowledges that more complex applications may take longer.
      State Regulatory Approvals. AT&T and various of its subsidiaries hold certificates, licenses and service authorizations issued by the state public utility commissions, which are referred to in this document as the state PUCs. Approximately 22 state commissions and the District of Columbia commission require formal applications for the transfer of control of these certificates, licenses and authorizations to SBC. Applications for state approvals are subject to public comment and objections and oppositions of third parties who may interpose objections. In addition to these applications, SBC and AT&T will file notifications of the merger in the remaining states. In some of these states, the state PUCs could initiate proceedings in response to the notification. SBC and AT&T filed these state transfer applications and notifications with the state PUCs on February 28, 2005. Certain of these state PUCs have granted their approval as of the date of this document, while the other state PUCs are still reviewing the applications.
      Municipal Franchises. The merger may require the approval of municipalities where AT&T holds franchises to provide communications and other services.
      Foreign and Certain Other Regulatory Matters. SBC and AT&T will be required to obtain approval for the merger from, or provide notice of the merger to, governmental entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating investment in certain countries outside the United States where AT&T conducts business.
      The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities.
SBC and AT&T expect that the merger will be completed in late 2005 or early 2006 (Page 32)
      We expect to complete the merger after we receive AT&T shareholder approval at the annual meeting scheduled to be held on June 30, 2005 and after we receive all required regulatory approvals. We currently expect to complete the merger in late 2005 or early 2006. However, it is possible that factors outside our control could require us to complete the merger at a later time or not to complete it at all. See “The Merger — Regulatory Matters Related to the Merger” beginning on page 57.

You are not entitled to any Rights of Appraisal if you Dissent from the Merger (Page 58)
      Under New York law, the holders of AT&T common stock are not entitled to any rights of appraisal with respect to the merger.
The Merger Agreement (Page 59)
      The merger agreement is described beginning on page 59. The merger agreement also is attached as Annex A to this document. We urge you to read the merger agreement in its entirety because it contains important provisions governing the terms and conditions of the merger.
Acquisition Proposals (Page 67)
      Subject to specified legal and fiduciary exceptions, the merger agreement provides that neither AT&T nor any of its affiliates will, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to

—	a merger, reorganization, share exchange, consolidation or similar transaction involving AT&T;

—	any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in AT&T; or

—	any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of AT&T and its subsidiaries, taken as a whole.

•	have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any person other than SBC and Merger Sub to make or implement an acquisition proposal.
There are Conditions that Must be Satisfied or Waived Before SBC and AT&T are Required to Complete the Merger (Page 71)
      SBC, Merger Sub and AT&T are not required to complete the merger unless a number of conditions are satisfied or waived. These conditions include:

•	adoption of the merger agreement by holders of a majority of the outstanding shares of AT&T common stock entitled to vote on the matter;

•	expiration or early termination of the waiting period applicable to the consummation of the merger under the HSR Act;

•	if applicable, approval of the merger and the other transactions contemplated by the merger agreement by the European Commission, or the applicable governmental entity of any member state of the European Union to which the European Commission has referred the review;

•	approvals and authorizations required for transfer of AT&T’s federal and state communications licenses;

•	any applicable governmental approvals in the U.K., Germany, Japan and Canada, plus other govern-mental approvals that, if not obtained, would:

•	reasonably be expected to result in a specified material adverse effect (as defined under “The Merger Agreement — Covenants and Agreements — Reasonable Best Efforts”); or

•	provide a reasonable basis to conclude that AT&T, SBC or their respective directors or officers would be subject to the risk of criminal liability;

•	absence of any order, injunction or similar action taken by a governmental entity that prohibits the merger, unless it would not reasonably be expected to have a specified material adverse effect or pro-vide a reasonable basis to conclude that AT&T, SBC or their respective directors or officers would be subject to the risk of criminal liability;

•	the registration statement of which this document forms a part will have been declared effective by the SEC under the Securities Act and no stop order suspending its effectiveness will have been issued or threatened by the SEC; and

•	the shares of SBC common stock to be issued in the merger will have been authorized for listing on the NYSE upon official notice of issuance.
      In addition, SBC and Merger Sub are not required to complete the merger unless a number of further conditions are satisfied or waived. These conditions include:

•	Specified representations and warranties of AT&T must be true and correct in all material respects (as of the date of the merger agreement and as of the closing date, except to the extent that they expressly speak as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) and the remainder must be true and correct (without giving effect to any materiality or material adverse effect qualifications) unless all the inaccuracies taken together would not have a material adverse effect on AT&T (as defined under “The Merger Agreement — Representations and Warranties”). One of the representations that must be true in all material respects is the representation that there has been no material adverse effect or any event, occurrence, discovery or development which would individually or in the aggregate reasonably be expected to result in a material adverse effect on AT&T since December 31, 2003;

•	AT&T must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	no governmental entity of competent jurisdiction will have instituted any continuing proceeding seeking any order that restrains, enjoins or otherwise prohibits the consummation of the merger or the other transactions contemplated by the merger agreement, and no governmental entity will have instituted any civil, criminal or administrative proceeding which would, in the reasonable judgment of SBC, individually or in the aggregate, be reasonably likely to result in an order reasonably expected to have a specified material adverse effect or provide a reasonable basis to conclude that AT&T, SBC or their respective directors or officers would be subject to the risk of criminal liability;

•	All governmental consents must have been obtained (subject to certain exceptions). All governmental consents that have been obtained will have been obtained without the imposition of any condition which would reasonably be expected to result in a specified material adverse effect and all required governmental consents obtained from the FCC must have been obtained by a final order;

•	AT&T must have obtained the consent or approval of each person whose consent or approval will be required under any material contract to which AT&T or any of its subsidiaries is a party in connection with the transactions contemplated by the merger agreement (subject to certain exceptions), except where the failure to obtain such consent or approval, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect; and

•	SBC must have received the opinion of Sullivan & Cromwell LLP, counsel to SBC, dated the closing date, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of SBC, Merger Sub and AT&T will be a party to that reorganization within the meaning of Section 368(b) of the Code.
      In addition, AT&T is not required to complete the merger unless a number of further conditions are satisfied or waived. These conditions include:

•	Specified representations and warranties of SBC and Merger Sub must be true and correct in all material respects (as of the date of the merger agreement and as of the closing date, except to the extent that they expressly speak as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) and the remainder must be true and correct (without giving effect to any materiality or material adverse effect qualifications) unless all the inaccuracies taken together would not have a material adverse effect on SBC;

•	Each of SBC and Merger Sub must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	AT&T must have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to AT&T, dated the closing date, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of SBC, Merger Sub and AT&T will be a party to that reorganization within the meaning of Section 368(b) of the Code.
Under Some Conditions SBC or AT&T May Terminate the Merger Agreement (Page 73)
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of AT&T and SBC. Also, either AT&T or SBC may terminate the merger agreement if:

•	the merger is not consummated by January 31, 2006, unless the closing conditions with respect to certain orders of governmental entities and required governmental consents have not been satisfied by January 31, 2006, in which case SBC or AT&T may extend the termination date one or more times to a date not beyond July 31, 2006, provided that if a required governmental consent has been obtained but is not yet a final order, neither party may terminate the merger agreement prior to the 60th day after receipt of such required governmental consent;

•	the adoption of the merger agreement by AT&T shareholders was not obtained at the shareholders meeting or at any adjournment or postponement of such meeting; or

•	any order of a governmental entity permanently restraining, enjoining or otherwise prohibiting the consummation of the merger becomes final and non-appealable, except for any orders the existence of which would not result in the failure of the closing condition described in the fifth bullet point under “— There are Conditions that Must be Satisfied or Waived Before SBC and AT&T are Required to Complete the Merger” above.
      The foregoing rights to terminate the merger agreement will not be available to any party that has breached its obligations under the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger.
      In addition, the merger agreement may be terminated and the merger may be abandoned prior to the effective time of the merger by the AT&T board of directors if the AT&T board of directors (after complying with its obligations under the merger agreement) authorizes AT&T to enter into a binding written agreement concerning a transaction that constitutes a superior proposal to the merger and AT&T pays the termination fee to SBC or if there has been a breach of any representation, warranty, covenant or agreement made by SBC or Merger Sub that is not curable by the termination date.
      Furthermore, the merger agreement may be terminated and the merger may be abandoned prior to the effective time of the merger agreement by SBC’s board of directors if:

•	the board of directors of AT&T has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to SBC;

•	there has been a breach of any representation, warranty, covenant or agreement made by AT&T that is not curable by the termination date;

•	by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, AT&T’s shareholders meeting has not been held, or the vote of AT&T’s shareholders has not been taken, unless AT&T has used its reasonable best efforts to convene the shareholders meeting and hold such vote by the later of such dates; or

•	AT&T knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals.

Under Some Circumstances AT&T Will Be Required to Pay a Termination Fee to SBC if the Merger Agreement is Terminated (Page 74)
      AT&T is required to pay SBC a termination fee of $560 million and all documented out-of-pocket expenses incurred by SBC or Merger Sub in connection with the merger (subject to a cap of $40 million), if:

•	a bona fide acquisition proposal, but substituting 40% for the 15% thresholds described under “The Merger Agreement—Covenants and Agreements—Acquisition Proposals,” has been made to AT&T or any of its subsidiaries or its shareholders and such proposal becomes publicly known, or any person publicly announces an intention, whether or not conditional, to make such a proposal with respect to AT&T or any of its subsidiaries, and such proposal or announced intention are not withdrawn at the time of the AT&T shareholders meeting, and

•	either SBC or AT&T terminates the merger agreement because the adoption of the merger agreement by AT&T shareholders was not obtained at the shareholders meeting or at any adjournment or postponement of such meeting, or

•	SBC terminates the merger agreement because by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, AT&T’s shareholders meeting has not been held, or the vote of AT&T’s shareholders has not been taken (unless AT&T has used its reasonable best efforts to convene the shareholders meeting and hold the vote by the later of those dates);

Provided that AT&T will not have to pay the termination fee to SBC, but will be obligated to pay all documented out-of-pocket expenses incurred by SBC or Merger Sub in connection with the merger (subject to a cap of $40 million), unless and until:

•	any person (other than SBC) has acquired, in one or a series of related transactions, within 15 months of the termination, a majority of the voting power of the outstanding securities of AT&T or all or substantially all of AT&T’s assets or has entered into an agreement with AT&T for such an acquisition within 15 months of the termination; or

•	a merger, consolidation or similar business combination has been consummated between AT&T or one of its subsidiaries and an acquiring person (other than SBC) within 15 months of the termination of the merger agreement.

•	SBC terminates the merger agreement because the board of directors of AT&T has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to SBC and, at the time of the withdrawal, modification or qualification of the adoption of the merger agreement or the recommendation of the merger (or the agreement to do so), a bona fide acquisition proposal described in the first bullet point of this section (or any bona fide indication of interest that is reasonably capable of becoming such a bona fide acquisition proposal) has been made to AT&T or any of its subsidiaries or its shareholders, directly or indirectly through any representatives of AT&T, or any person has publicly announced an intention (whether or not conditional) to make such a bona fide acquisition proposal with respect to AT&T or any of its subsidiaries;

•	SBC terminates the merger agreement because AT&T knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals; or

•	AT&T terminates the merger agreement because its board of directors authorizes AT&T to enter into a binding written agreement concerning a transaction that constitutes a superior proposal.
Comparison of Stockholder Rights (Page 139)
      The conversion of your shares of AT&T common stock into the right to receive shares of SBC common stock in the merger will result in differences between your rights as an AT&T shareholder, which are governed by the New York Business Corporation Law and AT&T’s restated certificate of incorporation and by-laws, and your rights as an SBC stockholder, which are governed by the Delaware General Corporation Law and SBC’s restated certificate of incorporation and by-laws.

SELECTED HISTORICAL FINANCIAL DATA OF SBC
      The following statements of operations data for each of the three years in the period ended December 31, 2004 and the balance sheet data as of December 31, 2004 and 2003 have been derived from SBC’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which are incorporated into this document by reference. The statements of operations data for the years ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from SBC’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.
      The statements of operations data for each of the three-month periods ended March 31, 2005 and 2004 and the balance sheet data as of March 31, 2005 have been derived from SBC’s unaudited consolidated financial statements, which are incorporated into this document by reference.
      You should read this selected historical financial data together with the financial statements that are incorporated by reference in this document and their accompanying notes and management’s discussion and analysis of operations and financial condition of SBC contained in such reports.

	Three	Three
	Months	Months
	Ended	Ended	Year Ended December 31,
	March 31,	March 31,
	2005	2004(1)	2004	2003	2002	2001	2000

	($ in millions, except per share data)
Operating revenues	$10,248	$10,012	$40,787	$40,498	$42,821	$45,381	$50,881
Operating income	1,556	1,516	5,901	6,284	8,438	10,296	10,303
Income from continuing operations	885	1,911	4,979	5,859	7,361	6,881	7,696
Earnings per common share:
Income from continuing operations	$0.27	$0.58	$1.50	$1.77	$2.21	$2.04	$2.27
Earnings per common share — assuming dilution:
Income from continuing operations	$0.27	$0.58	$1.50	$1.76	$2.20	$2.03	$2.24
Total assets	$106,946	100,483	$108,844	$100,233	$95,170	$96,416	$98,735
Long-term debt	20,937	15,890	21,231	16,097	18,578	17,153	15,513
Dividends declared per common share(2)	$0.3225	$0.3125	$1.26	$1.41	$1.08	$1.025	$1.015
Book value per common share	$12.22	$11.90	$12.27	$11.57	$10.01	$9.82	$9.09

Ratio of earnings to fixed charges(3)	4.35	9.27	6.32	6.35	6.20	5.83	6.73

Debt ratio(4)	40.2%	31.3%	40.0%	32.0%	39.9%	44.3%	45.0%
Operating Data:
Number of Employees	160,880	168,330	162,700	168,950	175,980	193,420	220,090

(1)	Certain amounts have been reclassified to conform to 2005 presentation.

(2)	Dividends declared by SBC’s board of directors reflect the following: in 2003, includes three additional dividends totaling $0.25 per share above SBC’s regular quarterly dividend payout.

(3)	The computation of ratio of earnings to fixed charges is included as Exhibit 12 to the registration statement of which this document forms a part.

(4)	Debt ratio reflects debt as a percentage of total capital calculated as follows:

	Three Months	Three Months
	Ended	Ended	Year Ended December 31,
	March 31,	March 31,
	2005	2004	2004	2003	2002	2001	2000

	($ in millions)
Total Debt	27,112	17,960	26,965	17,976	22,083	26,186	25,983
Total Equity(a)	40,404	39,397	40,504	38,248	33,199	32,919	31,782

Total Capital (debt plus equity)	67,516	57,357	67,469	56,224	55,282	59,105	57,765
Debt as percentage of total capital	40.2%	31.3%	40.0%	32.0%	39.9%	44.3%	45.0%

(a)	Total equity in 2000 includes Corporation-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts of $1,000.

SELECTED HISTORICAL FINANCIAL DATA OF AT&T
      The following results of operations data for each of the three years in the period ended December 31, 2004 and the balance sheet data as of December 31, 2004 and 2003 have been derived from AT&T’s audited consolidated financial statements contained in its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2004, which are incorporated into this document by reference. The results of operations data for the years ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 have been derived from AT&T’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.
      The results of operations data for each of the three-month periods ended March 31, 2005 and 2004 and the balance sheet data as of March 31, 2005 and 2004 have been derived from AT&T’s unaudited consolidated financial statements, which are incorporated into this document by reference.
      You should read this selected historical financial data together with the financial statements that are incorporated by reference in this document and their accompanying notes and management’s discussion and analysis of operations and financial condition of AT&T contained in such reports.

	At or For the Three
	Months Ended
	March 31,		At or For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	($ in millions, except per share data)
RESULTS OF OPERATIONS DATA:
Revenue	$7,015	$7,990	$30,537	$34,529	$37,827	$42,197	$46,850
Operating income (loss)	1,070	281	(10,088)	3,657	4,361	7,832	12,793
Income (loss) from continuing operations	529	304	(6,469)	1,863	963	(2,640)	9,532
Income (loss) from Continuing Operations and (Loss) Earnings per Share:
AT&T Common Stock Group(1)
Income (loss)	$529	$304	$(6,469)	$1,863	$963	$71	$8,044
Earnings (loss) per basic share	0.66	0.38	(8.14)	2.37	1.29	(0.91)	11.54
Earnings (loss) per diluted share	0.66	0.38	(8.14)	2.36	1.26	(0.91)	11.01
Cash dividends declared per share	0.2375	0.2375	0.95	0.85	0.75	0.75	3.4875
Liberty Media Group(1)
(Loss) income	—	—	—	—	—	(2,711)	1,488
(Loss) earnings per basic and diluted share	—	—	—	—	—	(1.05)	0.58
BALANCE SHEET DATA:
Property, plant and equipment, net	$11,203	$23,479	$11,509	$24,376	$25,604	$26,803	$26,083
Total assets — continuing operations	31,696	45,019	32,804	47,988	55,437	62,329	90,293
Total assets	31,696	45,019	32,804	47,988	55,437	165,481	242,802
Long-term debt	7,468	9,572	8,779	13,066	18,812	24,025	13,572
Total debt	9,450	11,887	10,665	14,409	22,574	34,159	42,338
Shareowners’ equity	7,416	14,096	7,019	13,956	12,312	51,680	103,198
Debt ratio(2)	56.0%	45.7%	60.3%	50.8%	64.7%	86.3%	122.1%
OTHER INFORMATION:
Number of employees — continuing operations(3)	n/a	n/a	47,600	61,600	71,000	77,700	84,800

(1)	In connection with the March 9, 1999 merger with Tele-Communications, Inc., AT&T issued separate tracking stock for Liberty Media Group (LMG). LMG was accounted for as an equity investment prior to its split-off from AT&T on August 10, 2001. There were no dividends declared for LMG tracking stock. AT&T Common Stock Group results exclude LMG.

(2)	Debt ratio reflects debt from continuing operations as a percentage of total capital, calculated as follows:

	At March 31,		At December 31,

	2005	2004	2004	2003	2002	2001	2000

	($ in millions)
Total debt	$9,450	$11,887	$10,665	$14,409	$22,574	$34,159	$42,338
Equity:
Total shareowners’ equity	7,416	14,096	7,019	13,956	12,312	51,680	103,198
Less discontinued operations	—	—	0	0	0	46,257	76,627
Less LMG	—	—	0	0	0	0	34,234

Total equity	7,416	14,096	7,019	13,956	12,312	5,423	(7,663)

Total capital (debt plus equity)	16,866	25,983	17,684	28,365	34,886	39,582	34,675
Debt as percentage of total capital	56.0%	45.7%	60.3%	50.8%	64.7%	86.3%	122.1%

(3)	Data provided excludes LMG.

SELECTED UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA
FOR THE QUARTER ENDED MARCH 31, 2005
      The following table sets forth selected unaudited pro forma condensed combined financial data of SBC and AT&T as of and for the quarter ended March 31, 2005. The pro forma amounts in the table below are based upon the historical financial statements of SBC and AT&T adjusted to give effect to the merger. It has been assumed for purposes of the pro forma financial data provided below that the merger was completed on January 1, 2005 for income statement purposes, and on March 31, 2005 for balance sheet purposes. These pro forma amounts have been derived from (a) the unaudited consolidated financial statements of SBC contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference in this document, and (b) the unaudited consolidated financial statements of AT&T contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference in this document.
      The pro forma financial data in the table below is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of SBC would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.
      The pro forma financial data in the table below does not include the realization of cost savings from operating efficiencies, revenue synergies or restructuring costs resulting from the merger. You should read this information in conjunction with the separate historical consolidated financial statements and accompanying notes of SBC and AT&T that are incorporated by reference in this document and the Unaudited Pro Forma Condensed Combined Financial Information for the Quarter Ended March 31, 2005 beginning on page 78.

As of and for the
three-month
period ended
March 31, 2005

($ in millions,
except per share
data)
Pro forma
Combined

Operating revenues	$16,790
Operating income	2,554
Net income	1,394
Net income per basic and diluted share	$0.35
Dividends declared per common share	$0.3225
Total assets	$149,117
Long-term debt	29,565
Debt ratio(1)	40.6%
Total stockholders’ equity	55,303

(1)	Debt ratio reflects debt as a percentage of total capital calculated as follows:

2005

($ in millions)
Total Debt	37,722
Total Equity	55,303

Total Capital (debt plus equity)	93,025
Debt as percentage of total capital	40.6%

SELECTED UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA
FOR THE YEAR ENDED DECEMBER 31, 2004
      The following table sets forth selected unaudited pro forma condensed combined financial data of SBC and AT&T as of and for the year ended December 31, 2004. The pro forma amounts in the table below are based upon the historical financial statements of SBC and AT&T adjusted to give effect to the merger. It has been assumed for purposes of the pro forma financial data provided below that the merger was completed on January 1, 2004 for income statement purposes, and on December 31, 2004 for balance sheet purposes. These pro forma amounts have been derived from (a) the audited consolidated financial statements of SBC contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which are incorporated by reference in this document, and (b) the audited consolidated financial statements of AT&T contained in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this document.
      The pro forma financial data in the table below is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of SBC would have been had the merger occurred on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.
      The pro forma financial data in the table below does not include the realization of cost savings from operating efficiencies, revenue synergies or restructuring costs resulting from the merger. You should read this information in conjunction with the separate historical consolidated financial statements and accompanying notes of SBC and AT&T that are incorporated by reference in this document and the Unaudited Pro Forma Condensed Combined Financial Information for the Year Ended December 31, 2004 beginning on page 85.

As of and for the
year ended
December 31, 2004

($ in millions,
except per share
data)
Pro Forma
Combined

Operating revenues	$69,485
Operating (loss)	(3,188)
(Loss) from continuing operations	(777)
(Loss) from continuing operations per basic and diluted share	(0.20)
Dividends declared per common share	1.26
Total assets	152,324
Long-term debt	30,968
Debt ratio(1)	41.1%
Total stockholders’ equity	55,361
Operating Data:
Number of Employees	210,300

(1)	Debt ratio reflects pro forma debt as percentage of total capital calculated as follows:

2004

($ in millions)
Total Debt	$38,588
Total Equity	55,361

Total Capital (debt plus equity)	93,949
Debt as percentage of total capital	41.1%

UNAUDITED COMPARATIVE PER SHARE DATA
FOR THE QUARTER ENDED MARCH 31, 2005
      The following table summarizes unaudited per share information for SBC and AT&T on a historical basis, a pro forma combined basis for SBC and an equivalent pro forma combined basis for AT&T. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on January 1, 2005 for income statement purposes, and on March 31, 2005 for balance sheet purposes. The following information should be read in conjunction with the unaudited consolidated financial statements of SBC and AT&T at and for the three-month period ended March 31, 2005, which are incorporated by reference into this document, and the Unaudited Pro Forma Condensed Combined Financial Information for the Quarter Ended March 31, 2005 beginning on page 78. The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period. The pro forma net income per share of the combined company is computed by dividing the pro forma net income available to holders of the combined company’s common stock by the pro forma weighted average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at the end of the period. AT&T equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by 0.77942, the fraction of a share of SBC common stock that would be exchanged for each share of AT&T common stock in the merger.

Three-month
Period Ended
March 31, 2005

SBC — Historical
Historical per common share:
Net income per share	$0.27
Dividends declared per common share	0.3225
Book value per share	12.22
AT&T — Historical
Historical per common share:
Net income per share	$0.66
Dividends declared per common share	0.2375
Book value per share	9.26
Unaudited Pro Forma Combined
Unaudited pro forma share of SBC common shares:
Net income per share	$0.35
Dividends declared per common share	0.3225
Book value per share	14.07
Unaudited Pro Forma AT&T Equivalents(1)
Unaudited pro forma per AT&T common share:
Net income per share	$0.27
Dividends declared per common share	0.2514
Book value per share	10.97

(1)	AT&T equivalent per share amounts are calculated by multiplying pro forma per share amounts by the exchange ratio of 0.77942.

UNAUDITED COMPARATIVE PER SHARE DATA
FOR THE YEAR ENDED DECEMBER 31, 2004
      The following table summarizes unaudited per share information for SBC and AT&T on a historical basis, a pro forma combined basis for SBC and an equivalent pro forma combined basis for AT&T. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on January 1, 2004 for income statement purposes, and on December 31, 2004 for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of SBC and AT&T at and for the year ended December 31, 2004, which are incorporated by reference into this document, and the Unaudited Pro Forma Condensed Combined Financial Information for the Year Ended December 31, 2004 beginning on page 85. The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period. The pro forma per share loss from continuing operations of the combined company is computed by dividing the pro forma loss from continuing operations available to holders of the combined company’s common stock by the pro forma weighted average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at the end of the period. AT&T equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by 0.77942, the fraction of a share of SBC common stock that would be exchanged for each share of AT&T common stock in the merger.

Year Ended December 31,
2004

SBC — Historical
Historical per common share:
Income per share from continuing operations	$1.50
Dividends declared per common share	1.26
Book value per share	12.27
AT&T — Historical
Historical per common share:
(Loss) per share from continuing operations	$(8.14)
Dividends declared per common share	0.95
Book value per share	8.79
Unaudited Pro Forma Combined
Unaudited pro forma share of SBC common shares:
(Loss) per share from continuing operations	$(0.20)
Dividends declared per common share	1.26
Book value per share	14.11
Unaudited Pro Forma AT&T Equivalents(1)
Unaudited pro forma per AT&T common share:
(Loss) per share from continuing operations	$(0.16)
Dividends declared per common share	0.98
Book value per share	11.00

(1)	AT&T equivalent per share amounts are calculated by multiplying pro forma per share amounts by the exchange ratio of 0.77942.

COMPARATIVE MARKET DATA
      The SBC common stock is listed on the NYSE under the symbol “SBC”, as well as on the Chicago and Pacific stock exchanges and the Swiss Exchange. The SBC common stock also trades on the London Stock Exchange through the SEAQ International Markets facility. The AT&T common stock is listed on the NYSE under the symbol “T”, as well as on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges in the U.S., and on the Euronext-Paris, the IDR (International Depository Receipt) Exchange in Brussels and the London and Geneva stock exchanges. The following table presents trading information for SBC and AT&T common stock on January 28, 2005, the last trading day before the public announcement of the execution of the merger agreement, and May 19, 2005, the latest practicable trading day before the date of this document. You should read the information presented below in conjunction with “Comparative Per Share Market Price Data and Dividend Information” on page 19.

	SBC Common Stock			AT&T Common Stock

	High	Low	Close	High	Low	Close

January 28, 2005	$23.69	$23.33	$23.62	$20.01	$19.48	$19.71
May 19, 2005	$23.79	$23.61	$23.73	$19.06	$18.91	$19.00
      For illustrative purposes, the following table provides AT&T equivalent per share information on each of the relevant dates. AT&T equivalent per share amounts are calculated by multiplying SBC per share amounts by the exchange ratio.

	SBC Common Stock			AT&T Equivalent Per Share

	High	Low	Close	High	Low	Close

January 28, 2005	$23.69	$23.33	$23.62	$18.46	$18.18	$18.41
May 19, 2005	$23.79	$23.61	$23.73	$18.54	$18.40	$18.50

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
      The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE composite transactions reporting system and the dividends declared on SBC common stock and on AT&T common stock.

	SBC			AT&T
	Common Stock			Common Stock

	High	Low	Dividends	High	Low	Dividends

2003
First Quarter	31.65	18.85	0.3325	27.88	15.75	0.1875
Second Quarter	27.35	19.65	0.3825	21.84	13.45	0.1875
Third Quarter	26.88	21.65	0.3825	23.18	18.80	0.2375
Fourth Quarter	26.15	21.16	0.3125	21.95	18.31	0.2375
2004
First Quarter	27.73	23.18	0.3125	22.10	18.70	0.2375
Second Quarter	25.68	23.50	0.3125	19.75	14.25	0.2375
Third Quarter	26.88	22.98	0.3125	15.85	13.59	0.2375
Fourth Quarter	27.29	24.55	0.3225	19.87	14.25	0.2375
2005
First Quarter	25.98	22.99	0.3225	20.00	17.59	0.2375
Second Quarter (through May 19, 2005)	24.33	22.78	—	19.38	18.36	—
      On May 19, 2005, the latest practicable trading day prior to the date of this document, the last sale price per share of SBC common stock was $23.73 and the last sale price per share of AT&T common stock was $19.00, in each case on the NYSE composite transactions reporting system.
      We urge you to obtain current market quotations for SBC and AT&T common stock before making any decision regarding the merger.

RISK FACTORS
      In addition to the other information included or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 156, and including the matters addressed under the caption “Item 1. Business — What Special Considerations Should Investors Consider?” in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this document, you should carefully consider the matters described below in deciding whether to vote for adoption of the merger agreement.
Risk Factors Relating to the Merger
Because the market price of shares of SBC common stock will fluctuate, you cannot be sure of the market value of the shares of SBC common stock you will receive in the merger.
      Upon completion of the merger, each share of AT&T common stock that you hold will be converted into the right to receive 0.77942 of a share of SBC common stock. There will be no adjustment to the exchange ratio for changes in the market price of either shares of AT&T common stock or SBC common stock and the merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of SBC common stock that you will be entitled to receive upon completion of the merger will depend on the market value of the shares of SBC common stock at the time of the completion of the merger and could vary significantly from the market value on the date of this document or the date of AT&T’s 2005 Annual Meeting of Shareholders. The market value of the shares of SBC common stock you will be entitled to receive in the merger also will continue to fluctuate after the completion of the merger. For example, during the third and fourth calendar quarters of 2004, the sale price of SBC common stock ranged from a low of $22.98 to a high of $27.29, all as reported on the NYSE composite transactions reporting system. See “Comparative Per Share Market Price Data and Dividend Information” beginning on page 19.
      Such variations could be the result of changes in the business, operations or prospects of AT&T, SBC prior to the merger or SBC following the merger, market assessments of the likelihood that the merger will be completed or the timing of the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of SBC or AT&T. Because the date that the merger is completed will be later than the date of AT&T’s 2005 Annual Meeting of Shareholders, at the time of the meeting you will not know the value of the SBC common stock that you will receive upon completion of the merger.
The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on SBC or could cause abandonment of the merger.
      Consummation of the merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act and the making of certain filings with and notices to, and the receipt of consents, orders and approvals from, various local, state, federal and foreign governmental entities, including the FCC. Certain of these consents, orders and approvals will entail the relevant governmental entity’s considering the effect of the merger on competition in various jurisdictions. The terms and conditions of such consents, orders and approvals may require the divestiture of certain assets or operations of SBC following the merger or may impose other conditions.
      There can be no assurance that SBC and AT&T will obtain the necessary consents, orders and approvals or that any such required divestitures or other conditions will not have a material adverse effect on the financial condition, business or results of operations of SBC following the merger or cause the abandonment of the merger by SBC and AT&T. SBC and AT&T have not determined how they will respond to conditions, limitations or divestitures that may be sought by governmental entities in connection with any requisite approvals. See “The Merger — Regulatory Matters Related to the Merger” beginning on page 57 and “The Merger Agreement — Conditions to the Merger” beginning on page 71.

Any delay in completing the merger may reduce or eliminate the benefits expected.
      In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of SBC and AT&T that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause SBC following the merger not to realize some or all of the synergies that SBC expects to achieve if it successfully completes the merger within its expected timeframe and integrates its business with AT&T’s business. See “The Merger Agreement—Conditions to the Merger.”
The pendency of the merger could materially adversely affect the future business and operations of SBC and AT&T.
      In connection with the pending merger, some customers and strategic partners of each of SBC and AT&T may delay or defer decisions, which could negatively impact revenues, earnings and cash flows of SBC and AT&T, as well as the market prices of shares of SBC common stock and AT&T common stock, regardless of whether the merger is completed. Similarly, current and prospective employees of SBC and AT&T may experience uncertainty about their future roles with SBC following the merger, which may materially adversely affect the ability of each of SBC and AT&T to attract and retain key management, sales, marketing, technical and other personnel. In addition, some rating agencies that provide security ratings on SBC’s and AT&T’s debts may downgrade their ratings on these debts of one company or both companies in light of the pending merger. A downgrade could materially adversely affect the ability of SBC and AT&T to finance their operations, including increasing the cost of obtaining financing. For information regarding security ratings on AT&T’s debt, see AT&T’s Annual Reports on Form 10-K for the year ended December 31, 2004, which are incorporated into this document by reference. Finally, if the merger is terminated and AT&T determines to seek another business combination, it cannot assure you that it will be able to negotiate a transaction with another company on terms comparable to the terms of the merger.
Directors of AT&T may have potential conflicts of interest in recommending that you vote in favor of the adoption of the merger agreement.
      Directors of AT&T have arrangements or other interests that provide them with interests in the merger that differ from yours. In addition, the merger agreement provides that Mr. Dorman and two other directors of AT&T will become directors of SBC while other directors will not, and in either case SBC will indemnify and maintain liability insurance for each of the AT&T directors’ services as directors of AT&T prior to the merger. See “The Merger — Interests of AT&T Executive Officers and Directors in the Merger” beginning on page 48.
The merger agreement restricts AT&T’s ability to pursue alternatives to the merger.
      The merger agreement contains “no shop” provisions that, subject to limited fiduciary exceptions, restrict AT&T’s ability to directly or indirectly initiate, solicit, knowingly encourage or facilitate, discuss or commit to competing third-party proposals to acquire all or a significant part of AT&T. Further, there are only limited exceptions to AT&T’s agreement that the AT&T board of directors will not withdraw, modify or qualify in a manner adverse to SBC its adoption of the merger agreement or its recommendation to holders of AT&T common stock that they vote in favor of adopting the merger agreement, or recommend any other acquisition proposal, and SBC generally has a right to match any competing acquisition proposals that may be made. Although the AT&T board of directors is permitted to take these actions if it determines that these actions are necessary to comply with its fiduciary duties, doing so in specified situations could entitle SBC to terminate the merger agreement and to be paid by AT&T a termination fee of $560 million and reimbursement of expenses of up to $40 million. Also, in some situations where a competing acquisition proposal has been made known to AT&T or the public and the merger agreement is subsequently terminated, either by SBC or AT&T, for failure of AT&T shareholders to adopt the merger agreement at the AT&T shareholder meeting or for unexcused failure to hold the AT&T shareholder meeting within certain deadlines, AT&T would be required to reimburse SBC its expenses of up to $40 million and, in addition, the termination fee of $560 million could become payable if AT&T completes, or enters into an agreement with respect to, an alternative acquisition transaction during the 15 months following the termination. See “The Merger Agreement — Covenants and Agreements — Acquisition Proposals”, “— Termination” and “— Termination Fees and Expenses.”
      SBC required that AT&T agree to these provisions as a condition to SBC’s willingness to enter into the merger agreement. However, these provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of AT&T from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that proposed to be paid in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire AT&T than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to SBC in certain circumstances.
Risk Factors Relating to SBC Following the Merger

SBC may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from the merger, which could adversely affect the value of SBC common stock after the merger.
      The merger involves the integration of two companies that have previously operated independently. SBC and AT&T entered into the merger agreement with the expectation that the merger would combine AT&T’s global systems capabilities, business and government customers and Internet protocol business with SBC’s local exchange, broadband and wireless solutions and create opportunities to achieve cost savings, revenue synergies, technological development and other synergistic benefits.
      The value of SBC common stock following consummation of the merger may be affected by the ability of SBC to achieve the benefits expected to result from consummation of the merger. Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of SBC and AT&T and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that such challenges will be met and that such diversion will not negatively impact the operations of SBC following the merger.
      Delays encountered in the transition process could have a material adverse effect on the revenues, expenses, operating results and financial condition of SBC following the merger. Although SBC and AT&T expect significant benefits, such as increased cost savings, to result from the merger, there can be no assurance that SBC will realize any of these anticipated benefits. See “The Merger — AT&T’s Reasons for the Merger” beginning on page 34.

SBC is expected to incur substantial expenses related to the integration of AT&T.
      SBC is expected to incur substantial expenses in connection with the integration of the businesses, policies, procedures, operations, technologies and systems of AT&T with those of SBC. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While SBC has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses including, among others, constraints arising under U.S. federal or state antitrust laws (such as limitations on sharing of information), that may prevent or hinder SBC from fully developing integration plans. Moreover, many of the expenses that will be incurred, by their nature, are impracticable to estimate at the present time. These expenses could, particularly in the near term, exceed the savings that SBC expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings and revenue synergies related to the integration of the businesses following the completion of the merger. These integration expenses likely will result in SBC taking significant charges against earnings, both cash and non-cash, primarily from the amortization of intangibles and one-time impairments, following the completion of the merger, but the amount and timing of such charges are uncertain at present.

SBC expects the merger will slow its revenue growth rate in the near term following the merger.
      AT&T’s revenues have declined over recent years as it has transitioned from a voice long distance business to one with an emphasis on business and data services, and those declines are expected to continue. As a result, SBC expects that the merger will slow its revenue growth rate in the near term following the completion of the merger and the merger will not have an incremental positive contribution to its earnings until 2008, as described in “The Merger — SBC’s Reasons for the Merger — Cost Savings and Revenue Synergies” beginning on page 32. A slower revenue growth rate may in turn have a negative impact on the share price of the SBC common stock.

Uncertainties associated with the merger may cause a loss of employees.
      The success of SBC after the merger will depend in part upon the ability of SBC to retain key AT&T employees as well as SBC employees. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with SBC following the merger. Accordingly, no assurance can be given that SBC will be able to retain key employees to the same extent that it or AT&T has been able to do so in the past.
      Technological innovation is important to SBC’s success and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees is vigorous. We cannot assure you that SBC will be able to attract and retain these employees following the merger. If, following the merger, SBC were unable to attract and maintain technically skilled employees, its competitive position could be materially adversely affected.

SBC will continue to face significant competition, which may reduce its market share and lower its profits.
      Rapid development in telecommunications technologies, such as wireless, cable and Voice over Internet Protocol (VoIP), has significantly increased competition in the telecommunications industry. As a result, SBC will compete with not only traditional rivals such as long distance carriers, but also new competitors such as cable companies and satellite companies. These competitors are typically subject to less or no regulation and therefore are able to offer services at lower cost. In addition, these competitors also have lower cost structures compared to SBC, due in part to the absences of a unionized workforce at the competitors, their offering of lower benefits to employees and their having fewer retirees (as most of the competitors are relatively new companies). The increased competition will put further pressure on the price of the services provided by SBC following the merger and may result in reduced revenues and loss of profits.

SBC’s future growth will depend upon its ability to implement its business strategy.
      SBC’s business strategy following the merger will be focused on becoming a global leader in providing integrated, high-quality and competitively priced communications solutions and services. SBC cannot assure you that the implementation of these initiatives will not be delayed, or that they will ever be successfully implemented, whether due to factors within SBC’s control, such as failure to execute these initiatives, or factors outside of SBC’s control, such as a change in general economic or regulatory conditions. Even if implemented, SBC cannot assure you that these initiatives will allow SBC to increase its revenues from its existing service offerings or from emerging communications services.

SBC’s ability to maintain leading technological capabilities is uncertain.
      SBC’s operating results will depend to a significant extent upon its ability to continue to expand in other communications services and to reduce costs of its existing services. SBC cannot assure you that it will successfully develop and market new service opportunities in a timely or cost-effective manner. The success of new service development depends on many factors, including proper identification of customer needs, cost, timely completion and introduction, differentiation from offerings of competitors and market acceptance.
      Technology in the telecommunications industry changes rapidly as new technologies are developed, which could cause the services and products of SBC to become obsolete. SBC cannot assure you that it and its suppliers will be able to keep pace with technological developments. If the new technologies on which SBC intends to focus its research and development investments fail to achieve acceptance in the marketplace, SBC could suffer a material adverse effect on its future competitive position that could cause a reduction in its revenues and earnings. For example, competitors of SBC could be the first to obtain proprietary technologies that are perceived by the marketplace as being superior. Furthermore, after substantial research and development costs, one or more of the technologies under development by SBC or any of its strategic partners could become obsolete prior to its introduction. In addition, delays in the delivery of components or other unforeseen problems in SBC’s telecommunication systems may occur that could materially adversely affect its ability to generate revenue, offer new services and remain competitive.

The combined company’s indebtedness following the completion of the merger will be higher than SBC’s existing indebtedness.
      The indebtedness of SBC as of March 31, 2005 was approximately $27.1 billion. SBC’s pro forma indebtedness as of March 31, 2005, giving effect to the merger (as described in “Unaudited Pro Forma Condensed Combined Financial Information for the Quarter Ended March 31, 2005” on page 78), would have been approximately $37.7 billion. As a result of the increase in debt, demands on SBC’s cash resources will increase after the merger, which could have important effects on an investment in SBC common stock. For example, while the impact of this increased indebtedness will be addressed by the combined cash flows of SBC and AT&T, the increased levels of indebtedness could nonetheless:

•	reduce funds available to SBC for investment in research and development and capital expenditures; or

•	create competitive disadvantages for SBC compared to other companies with lower debt levels.

Changes to domestic and foreign regulations may materially restrict SBC’s ability to obtain requisite regulatory approvals for its operations.
      Following the merger, SBC will continue to be subject to various U.S. federal regulations, including substantial regulation by the FCC. FCC rules and regulations are subject to change in response to industry developments, changes in law, new technologies and political considerations. In addition, SBC also will continue to be subject to the regulatory authority of state commissions which have the power to regulate intrastate rates and services, including local, long-distance and network access services, and the national communications authorities of the countries in which it operates.
      SBC’s business could be materially adversely affected by the adoption of new laws, policies and regulations or changes to existing regulations. The development of new technologies, such as Internet Protocol-based services including VoIP and super high-speed broadband and video, for example, have created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to SBC. In particular, we cannot assure you that SBC will succeed in obtaining all requisite regulatory approvals for its operations without the imposition of restrictions on its business, which could have a detrimental effect on SBC by imposing material additional costs on SBC or by limiting its revenues.

The regulatory regime under which SBC will operate could change to the detriment of SBC.
      In the Telecommunications Act of 1996 (Telecom Act), Congress established a pro-competitive, deregulatory national policy framework to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating burdensome regulation. Since the Telecom Act was passed, the FCC and state regulatory commissions have maintained many of the extensive regulatory requirements applicable to incumbent local exchange companies (ILECs), including SBC’s wireline subsidiaries, and imposed significant new regulatory requirements in a purported effort to jump-start a specific definition of competition.
      In three successive orders (each of which was subsequently overturned by the federal courts as discussed below), the FCC required SBC to lease parts of its network (unbundled network elements, or UNEs) in a combined form known as the UNE-P to competitive local exchange carriers (CLECs), including AT&T and MCI Inc. The state PUCs set the wholesale rates that SBC is allowed to charge its competitors for UNEs by utilizing the FCC prescribed Total Element Long Run Incremental Cost (TELRIC) methodology. TELRIC allows the state PUCs to set UNE rates by estimating the forward-looking cost of building and operating a hypothetical network that utilizes the most efficient technology available. While many of the state PUCs in the 13-state area where SBC operates have raised certain UNE rates in the last year, SBC believes that overall UNE rates continue to be below SBC’s actual cost of providing services utilizing the existing network. Competitors have used these low rates to target many of SBC’s highest revenue customers.
      In March 2004, the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) overturned significant portions of the FCC’s third order on unbundling requirements for SBC’s traditional network, including those mandating the availability of the UNE-P. In the same decision, the court upheld the FCC’s decision to limit SBC’s obligation to provide competitors unbundled access to new broadband elements. Since the D.C. Circuit’s March 2004 decision, the FCC has encouraged both ILECs and CLECs to negotiate private commercial agreements regarding access and interconnection to the ILECs’ networks without regulatory intervention. SBC has signed commercial agreements with several CLECs. SBC expects these contracts will result in a slight incremental increase in its total revenue versus the previously mandated UNE-P rates.
      In August 2004, the FCC released interim rules that continue nationwide unbundling of SBC’s traditional network through at least the end of February 2005. As a result, certain ILECs asked the D.C. Circuit to enforce its March 2004 order vacating those very same rules. Based upon the FCC’s response that it would issue new rules by the end of the year, the D.C. Circuit asked for a report on January 4, 2005.
      In December 2004, the FCC adopted a new fourth set of rules for unbundling requirements to comply with the D.C. Circuit’s decision, which provide some significant relief from unbundling for mass market customers. In other respects, however, SBC believes that the FCC’s revised rules fail to fully comply with the D.C. Circuit’s decision; for example, the FCC retained unbundling requirements for many of SBC’s high-capacity loop and transport facilities. The revised rules include a one dollar increase in the current rates for existing UNE-P, which would remain in effect through a transition period (12 months from the effective date of the order). Because the FCC did not release its written order containing these revised rules until February 4, 2005, SBC has not yet been able to fully evaluate the impact of these new rules on its financial position or results of operations. However, SBC believes that the FCC’s revised rules do not accurately and fully address the concerns raised by the D.C. Circuit in its March 2004 order; therefore, SBC (together with several other parties) filed a petition challenging the revised rules with the D.C. Circuit on February 14, 2005, asking the court to order the FCC to adopt rules that are consistent with the court’s decision.
      In October 2004, the FCC approved three orders regarding the unbundling rules applicable to broadband. Each of the orders favorably limits SBC’s unbundling obligations. The FCC limited SBC’s obligation to unbundle fiber facilities to multiple dwelling units, such as apartment buildings. The FCC also limited SBC’s unbundling obligations as to fiber facilities deployed in fiber-to-the curb arrangements. Finally, the FCC rejected CLEC arguments that these fiber facilities should be unbundled under another statutory provision. These orders have added some clarity to the applicable rules and enabled SBC to announce its intent to accelerate its planned deployment of an advanced fiber network.
      It is unclear how state PUCs will respond to these new FCC rules. SBC’s ability to implement the D.C. Circuit’s decision and to negotiate private commercial agreements has been constrained because many CLECs are hopeful that some state PUCs nevertheless will attempt to require that all network elements continue to be unbundled under state law. SBC believes that the D.C. Circuit’s ruling in March 2004 precludes the states from determining which network elements must be unbundled. Continued unfavorable regulations imposed at the state level could cause SBC to experience additional declines in access line revenues and could reduce its invested capital and employment levels related to those services.
      It is difficult to predict the outcome of these proceedings by the FCC, state PUCs and the courts or the FCC’s and the state PUCs’ future rule-making activities. Any adverse decisions by the courts, the FCC or the state PUCs could have a materially adverse effect on the operations of SBC.

SBC may not be aware of certain foreign government regulations.
      Because regulatory schemes vary by country, SBC may be subject to, but presently unaware of, regulations in foreign countries in which SBC or AT&T has assets or otherwise does business. If that were the case, SBC could be subject to sanctions by a foreign government that could materially adversely affect its ability to operate in that country. We cannot assure you that any current regulatory approvals held by SBC or AT&T are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which SBC wishes to operate following the merger, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate internationally could have a material adverse effect on SBC’s ability to generate revenue and its overall competitive position following the merger.
Resales of SBC common stock following the merger and additional obligations to issue common stock may cause the market price of that stock to fall.
      As of April 29, 2005, SBC had 3,303,115,625 shares of common stock outstanding and approximately 214 million shares subject to outstanding options and other rights to purchase or acquire its shares. SBC currently expects that it will issue a maximum of 624,705,130 shares of SBC common stock in connection with the merger. The issuance of these new shares and the sale of additional shares of SBC common stock that may become eligible for sale in the public market from time to time upon exercise of options, including a substantial number of SBC options that will be replacing existing AT&T options, could have the effect of depressing the market price for SBC common stock.
The trading price of SBC common stock may be affected by factors different from those affecting the price of AT&T common stock.
      Upon completion of the merger, holders of AT&T common stock will become holders of SBC common stock. SBC’s business differs from that of AT&T and, accordingly, the results of operations of SBC, as well as the trading price of SBC common stock, after the merger may be affected by factors different from those currently affecting AT&T’s results of operations and the price of AT&T common stock. For a discussion of the businesses of AT&T and SBC and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 157.
Cingular could fail to achieve, in the amounts and within the timeframe expected, the capital and expense synergies and other benefits expected from its acquisition of AT&T Wireless.
      In October 2004, Cingular Wireless LLC, SBC’s wireless joint venture with BellSouth, acquired AT&T Wireless Services, Inc. for approximately $41 billion in cash. SBC and BellSouth funded, by means of an equity contribution to Cingular, a significant portion of the purchase price, and SBC’s share, based on its 60% equity ownership of Cingular, was approximately $21.6 billion.
      Achieving the anticipated benefits of the Cingular/ AT&T Wireless merger will depend in part upon meeting some of the same challenges that the proposed SBC/ AT&T merger will face. See “— Risk Factors Relating to SBC Following the Merger — SBC may fail to realize the anticipated synergies, cost savings and other benefits expected from the merger, which could adversely affect the value of SBC common stock after the merger.” There can be no assurance that such challenges will be met. Delays encountered in the transition process could have a material adverse effect upon the revenues, expenses, operating results and financial condition of the new Cingular. In addition, if the Cingular/ AT&T Wireless merger fails to achieve, in the amount and within the timeframe expected, the capital and expense synergies and other benefits expected, there will be an adverse impact on Cingular’s operating results, which will adversely affect the financial results of SBC following the SBC/ AT&T merger.

Cingular faces substantial competition in all aspect of its business as competition continues to increase in the wireless communications industry.
      Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of Cingular’s service areas. On average, Cingular has four to five other wireless competitors in each of its service areas and competes for customers based principally on price, service offerings, call quality, coverage area and customer service.
      Cingular’s competitors are principally four national (Verizon Wireless, T-Mobile, and Sprint PCS and Nextel Communications (the latter two have recently announced an agreement to merge)) and a larger number of regional providers of cellular, PCS and other wireless communications services. Cingular also competes with resellers and wireline service providers. Moreover, Cingular may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed in the future.
      SBC expects that intense industry competition and market saturation likely will cause the wireless industry’s customer growth rate to moderate in comparison with historical growth rates. This competition will continue to put pressure on pricing, margins and customer turnover as the carriers compete for potential customers. The substantial competition Cingular is facing could have a material adverse effect on its ability to achieve revenue and profit growth, and this in turn could hurt SBC’s bottom line based on its 60% share in Cingular’s operating results.
Uncertainty in the U.S. securities markets and adverse medical cost trends could cause SBC’s pension and postretirement costs to increase further following the merger.
      SBC’s pension and postretirement cost have increased in the recent years, primarily due to a continued increase in medical and prescription drug costs. Investment returns of SBC’s pension funds depend largely on trends in the U.S. securities markets and the U.S. economy in general. In particular, uncertainty in the U.S. securities markets and U.S. economy could result in investment returns less than those previously assumed and a decline in the value of plan assets used in pension and postretirement calculations, which SBC will be required to recognize over the next several years under generally accepted accounting principles. Should the securities markets decline and medical and prescription drug costs continue to increase significantly, SBC would expect to face increasing annual combined net pension and postretirement costs.

THE MERGER
Background of the Merger
      Since the split-off of AT&T Wireless in 2001 and the spin-off of AT&T Broadband in 2002, the AT&T board of directors and AT&T’s management have periodically examined AT&T’s strategic alternatives and have, on occasion, explored the desirability of a potential business combination of AT&T with a third party, including SBC. These explorations included preliminary discussions with six third parties other than SBC. Discussions with five of these six other parties did not progress beyond the preliminary stages, did not involve the exchange of confidential information about AT&T or such other parties and did not result in any definitive combination proposal or any ongoing expression of serious interest by these five parties. Discussions in 2003 with one of these six parties did involve the exchange of confidential information and included preliminary discussions with respect to price, but did not result in any definitive combination proposal or any ongoing expression of serious interest by this party.
      On two separate occasions during 2004, in July and again briefly in November, members of AT&T’s senior management and SBC’s senior management held discussions concerning a possible combination between the two companies, but on neither occasion did the discussions progress beyond initial exchanges of information and a preliminary exchange of views on contractual issues. SBC indicated a potential willingness on both occasions, as a conceptual matter, to pay a modest premium for AT&T shares in connection with a transaction in which SBC common stock would be the consideration, but did not quantify the potential premium. A precise exchange ratio was never proposed or discussed. In each instance, SBC determined to terminate the discussions, and confidential documents that were shared by the parties were either returned or destroyed. In the first instance, SBC believed that there was too much uncertainty regarding the future regulation of the telecommunications industry given (1) the applications for certiorari then pending in the U.S. Supreme Court seeking review of the FCC’s order in the Trienniel Review Order (“TRO”) proceeding (which had adopted new “unbundling” rules for access that ILECs, including SBC’s wireline subsidiaries, must provide to CLECs), (2) the application from certain ILECs then pending in the U.S. Court of Appeals for the D.C. Circuit for a writ of mandamus to require the FCC to establish permanent rules with respect to unbundled network element platform, or UNE-P, requirements (which also involve access that incumbent local exchange carriers must provide to competitive local exchange carriers) and (3) other FCC rulemaking initiatives with respect to broadband deployment, for SBC to proceed with further discussions with AT&T at that time. SBC therefore determined that its management should focus its attention at that time solely on completing Cingular’s acquisition of AT&T Wireless rather than consider additional acquisitions.
      Cingular’s acquisition of AT&T Wireless closed on October 26, 2004. In addition, by late October substantial regulatory certainty with respect to a number of fundamental matters had been obtained through a series of court and FCC decisions. In particular, the U.S. Supreme Court denied the applications for certiorari seeking review of the FCC’s order in the TRO proceeding and the U.S. Court of Appeals decided to delay the issuance of a writ of mandamus until January 2005, so as to allow the FCC time to establish permanent rules with respect to UNE-P prior to its issuance. In late October the FCC also issued a decision clarifying its rules with respect to broadband deployment, thereby adding more certainty with respect to SBC’s ability to implement its previously announced Project Lightspeed broadband initiative.
      As a result of these events, SBC determined that it faced a watershed point in the development of the telecommunications industry and that it was an appropriate time to consider strategic alternatives. Accordingly, at the SBC board’s November meeting, SBC’s management discussed various options for the SBC board to consider, including continuing on a path of organic growth as well as the possibility of a horizontal or vertical transaction. The SBC board decided to pursue a possible transaction with AT&T. In late November, following this decision by the SBC board, discussions between SBC and AT&T were reopened briefly. In this instance, SBC terminated the discussions because it determined that, given the wide gap between the parties on a number of contractual issues, including, among others, deal protections, the nature and extent of representations and warranties to be given by each party, the extent of each party’s obligation to obtain regulatory approval for the transaction, the definition of “material adverse effect” and the conditions to closing, it did not believe it would be fruitful to pursue further the possibility of a combination.

      In the course of a discussion regarding matters unrelated to a potential merger in mid-January 2005, AT&T’s general counsel and SBC’s general counsel agreed that it might be productive for AT&T to provide SBC with a revised markup of a proposed merger agreement in an effort to address a number of the contractual issues that had been troublesome to SBC in November 2004. Thereafter, AT&T’s attorneys provided such a revised markup to SBC’s attorneys. Because both SBC and AT&T continued to believe that a combination could be beneficial to both parties, a new round of discussions was commenced. From January 14 through 17, 2005, AT&T’s attorneys and SBC’s attorneys discussed non-financial issues, with the emphasis on provisions regarding mutual commitments to complete a transaction, conditions to consummation of the transaction and other contractual issues. At a regularly scheduled meeting on January 19, 2005, the AT&T board of directors received an update on these discussions and reviewed potential strategic alternatives, including the possibilities of pursuing a merger with SBC, pursuing a transaction with another third party and continuing operations as a stand-alone company. The AT&T board authorized further discussions with SBC because the AT&T board believed that a combination with SBC could provide significant operational synergies and other benefits and could give AT&T shareholders an interest in a larger and more diverse company than AT&T as a stand-alone company. While AT&T’s management also discussed with the AT&T board the possibility of transactions with other third parties, these other transactions did not appear achievable in the near term based on prior discussions with such parties and/or did not appear, based on internal financial analyses relying on publicly available information, to offer an equivalent level of synergies as compared to the potential transaction with SBC. These conclusions were based on the relative levels of interest expressed by other third parties in the preliminary discussions described above, and the significant level of cost reductions that the AT&T board believed could result from the SBC transaction, as described below under “— AT&T’s Reasons for the Merger.”
      Thereafter, AT&T’s management had further discussions with SBC’s management, both with respect to the potential financial terms of a transaction and with respect to contractual issues, including the “no-shop” provisions, the amount of and triggers for a termination fee, the nature and extent of representations and warranties to be given by each party, the extent of each party’s obligation to obtain regulatory approvals for the transaction, the definition of “material adverse effect,” the restrictions to be imposed on the companies’ businesses between signing and closing and the conditions to closing. In these discussions, SBC’s management continued to indicate SBC’s willingness to offer a modest premium to the current price of AT&T’s common stock, but without specific quantification. On January 21, 2005, David Dorman, AT&T’s Chairman and Chief Executive Officer, met with Edward Whitacre, SBC’s Chairman and Chief Executive Officer. In the course of this meeting, Mr. Dorman and Mr. Whitacre had discussions with respect to possible financial terms, including a potential premium to AT&T’s market price, which for the first time was quantified as being in a range of 10% to 15% based on the then-current prices of the two companies’ shares. SBC meant for this range of possible premiums to indicate that SBC was willing to pay a small premium but there was a maximum that SBC was unlikely to exceed. Mr. Whitacre and Mr. Dorman then discussed various possible premiums within the previously suggested range of 10% to 15%. While they did not reach any agreement on financial terms, Mr. Dorman and Mr. Whitacre agreed that they would like to continue discussions between the two companies.
      The AT&T board of directors had a telephonic meeting on January 23, 2005, and received an update on the discussions. The AT&T board was informed that there had been progress on the contractual discussions, particularly in negotiating “no-shop” provisions consistent with the board’s fiduciary duties. The AT&T board was also informed that, while there was no agreement on financial terms, it appeared based on Mr. Dorman’s discussion with Mr. Whitacre on January 21, 2005 that a premium in the range of 10% to 15% to AT&T’s market price could be achieved. The AT&T board authorized the continuation of its management’s discussions with SBC’s management for the purpose of determining whether an agreement could be reached on acceptable financial terms.
      During the week of January 24, 2005, AT&T entered into a new confidentiality agreement with SBC, and AT&T’s management continued its discussions with SBC’s management. AT&T’s management provided SBC with further information with respect to AT&T and SBC’s management provided AT&T with additional information about SBC. Meetings and exchanges of documents and other confidential information between the managements of both companies took place, and AT&T’s attorneys continued to discuss and negotiate the draft merger agreement with SBC’s attorneys. The parties had already agreed to the transaction structure in which AT&T would become a wholly owned subsidiary of SBC, which reflected both the fact that SBC would be the acquiring company and the fact this structure could be used to effect a tax-free exchange of shares. The number of SBC shares to be exchanged for each outstanding AT&T share remained to be negotiated by the respective managements of the parties, and was to be based solely on the premium to be paid by SBC for AT&T shares. Once the final exchange ratio was agreed, the resulting percentage of shares of SBC common stock that AT&T shareholders would own immediately following the merger would be determinable.
      The two companies’ attorneys had extensive discussions during this week with respect to “deal protection” issues. In particular, SBC’s attorneys sought to impose the maximum level of restrictions permissible under law on AT&T’s ability to have discussions with potential third-party acquirers. AT&T’s attorneys insisted that AT&T and its board have the right to consider unsolicited proposals that might be submitted after the agreement with SBC was executed where necessary for AT&T’s directors to comply with their fiduciary duties, and to provide information to and negotiate with a third party that made a superior proposal, subject to certain rights of SBC to “match” any such superior proposal. The two companies’ attorneys agreed that if Verizon Communications Inc. were to submit an unsolicited proposal to acquire AT&T, in determining whether Verizon had submitted a “superior proposal”, AT&T would not consider Verizon more likely to obtain the regulatory approvals required to consummate an acquisition of AT&T, or to obtain those approvals more quickly, than would SBC (based on the assumptions that there would have been no material change in the business of Verizon or the information available to AT&T with respect thereto from that which existed as of the date of the merger agreement and that Verizon would not be willing to assume materially greater contractual obligations or risk with respect to obtaining regulatory approvals than SBC would assume in the merger agreement). SBC’s attorneys also sought to give SBC the right to terminate the agreement and be paid a termination fee by AT&T in the event that AT&T violated its “no-shop” covenants. After extensive discussion of this issue, AT&T’s attorneys agreed to recommend accepting such a provision, but insisted that it be triggered only if AT&T “knowingly and materially and not inadvertently” breached these obligations. The parties’ attorneys also discussed the size of the termination fee, ultimately agreeing on a termination fee that was, in percentage terms, consistent with comparable transactions.
      On Wednesday afternoon, January 26, 2005, rumors began to circulate about merger discussions between AT&T and SBC, which were reported in the press the next day. On the evening of January 26, SBC’s management proposed what it considered to be final financial terms for the proposed transaction at an exchange ratio of 0.7803 of a share of SBC common stock for each outstanding share of AT&T common stock and a special dividend to AT&T’s shareholders of $1.20 per share. Based on the closing market prices of the two companies’ shares on January 26, 2005, this represented a price per AT&T share of $20.38 and approximately a 10.5% premium to AT&T’s share price (and approximately a 12.7% premium based on the closing market prices of the two companies’ shares on January 21, 2005, the date of Mr. Dorman’s meeting with Mr. Whitacre). This exchange ratio and the amount of the cash dividend were selected by SBC’s management based on the premium and aggregate cash values that they represented. Due to the press reports about the merger discussions, however, on January 27, 2005, the market price of AT&T’s shares began to rise and the market price of SBC’s shares began to fall. AT&T’s management told SBC’s management that AT&T could not agree at that time to SBC’s proposed financial terms, and suggested that they have further discussions about the financial terms following the close of market trading on Friday, January 28, 2005.
      On Friday, January 28, 2005, SBC’s board of directors met to review the status of discussions with AT&T. At this meeting, SBC’s management again discussed the strategic rationale for a proposed merger with AT&T, the terms of the then-current draft merger agreement and the financial implications of the transaction. Following that meeting, on Friday evening, SBC’s management again told AT&T’s management that SBC’s final financial proposal was an exchange ratio of 0.7803 and a special dividend of $1.20 per share. Based on the closing market price of SBC’s shares that day, this proposal represented a value of approximately $19.63 per share, or an $0.08 per share discount to the closing market price of $19.71 per AT&T share on that day. AT&T’s management responded that the financial terms of the transaction should provide AT&T’s shareholders with a premium to the AT&T share price based on closing market prices per share on January 28th, but SBC’s management reiterated that its proposal was final. Mr. Dorman then called Mr. Whitacre and proposed an exchange ratio of 0.8044 plus $1.20 per share in a special dividend, which would have had a value of $20.20 per share based on the closing market price of SBC’s shares on that day, representing approximately a 2.5% premium to the closing market price of $19.71 per AT&T share. Mr. Whitacre responded that SBC’s proposal on the exchange ratio was its final proposal.
      Following these conversations, AT&T’s senior management consulted with representatives of CSFB and Morgan Stanley, AT&T’s financial advisors, on how to respond. Thereafter, AT&T’s management told SBC’s management that, if the merger agreement could be executed before the opening of the financial markets on Monday, January 31, 2005, AT&T’s management would recommend to the AT&T board of directors that it approve a transaction with a value to AT&T’s shareholders, based on the January 28, 2005 closing market prices for the two companies’ shares, equal to AT&T’s $19.71 per share closing market price on that day. SBC’s management said that it would agree, if $0.10 per share of that value could be shifted from the SBC stock consideration to the special dividend to be paid by AT&T (i.e., increasing the special dividend to $1.30 per share and adjusting the exchange ratio to 0.77942 to produce a total value, based on the January 28, 2005 closing market prices, of $19.71 per AT&T share). Following further discussions, the managements of the two companies agreed to recommend the transaction to their respective boards of directors with an exchange ratio of 0.77942 of an SBC share for each AT&T share and a special cash dividend of $1.30 per AT&T share. While this represented a value of $19.71 per AT&T share based on the closing market price of SBC’s shares on January 28, 2005, it represented a value of approximately $20.46 per AT&T share based on the closing market price of SBC shares on Friday, January 21, 2005 (the day on which Mr. Dorman and Mr. Whitacre discussed a potential premium range of 10% to 15%), or approximately a 13.2% premium to the closing market price of $18.08 per AT&T share on that day. The negotiation of these economic terms focused on the exchange ratio and the premium to AT&T’s share prices then reflected by the exchange ratio. Based on the exchange ratio that the two companies’ managements agreed to recommend to their respective boards and the number of outstanding SBC and AT&T shares as of January 27, 2005, AT&T’s shareholders would own approximately 16% of the outstanding SBC shares following the merger.
      On January 29 and 30, 2005, AT&T’s attorneys and SBC’s attorneys finalized the proposed merger agreement, including these financial terms.
      The AT&T board of directors met on January 30, 2005, and reviewed the proposed transaction. At that meeting, AT&T’s management and financial advisors reviewed the terms and financial implications of the transaction and AT&T’s financial advisors rendered their respective opinions with respect to the fairness from a financial point of view of the exchange ratio or consideration, as applicable, to be received by the holders of shares of AT&T common stock in the merger, which opinions are summarized under the caption “The Merger — Opinions of AT&T’s Financial Advisors”. In addition, AT&T’s attorneys reviewed the terms of the proposed merger agreement with the AT&T board, and AT&T’s management provided their views and recommendation of the transaction. Following extended discussion and review of the proposed transaction and AT&T’s strategic alternatives, the AT&T board of directors, by a vote of nine to one, approved the merger agreement. AT&T’s management did not recommend soliciting bids from other third parties, nor did the AT&T board believe such solicitation to be advisable, in light of the relative levels of interest expressed by third parties in prior preliminary discussions described above and the significant risk to the proposed SBC transaction that would be introduced if AT&T were to solicit other bids. AT&T’s management and AT&T’s board also noted that the terms of the merger agreement would permit AT&T to terminate the merger agreement to accept an unsolicited superior proposal, should one be made prior to the AT&T shareholder vote, subject to payment of a $560 million termination fee and reimbursement of SBC’s expenses in an amount up to $40 million.
      The corporate development committee of the SBC board of directors met in the early afternoon of January 30, 2005 to consider the proposed transaction. The SBC board of directors met later in the afternoon on the same day and also reviewed the proposed transaction. At each meeting, SBC’s management and Lehman Brothers Inc., Evercore Partners Inc. and Rohatyn Associates, LLC, SBC’s financial advisors, reviewed the terms and financial implications of the transaction. In addition, SBC’s counsel reviewed the terms of the proposed merger agreement. Following extended discussion and review of the proposed transaction, the corporate development committee of the SBC board of directors unanimously determined to recommend to the SBC board of directors that it approve the merger agreement. Thereafter, after further discussion and review of the proposed transaction at the meeting of the SBC board of directors, the members of the SBC board of directors who were present at the meeting unanimously approved the merger agreement and declared its advisability.
      Immediately after the meetings of the boards of directors of SBC and AT&T, SBC, AT&T and Merger Sub executed the merger agreement.
SBC’s Reasons for the Merger
      At its meeting on January 30, 2005, following detailed presentations by SBC’s management and discussions with outside advisors, the members of the SBC board of directors present in person or by telephone at the meeting unanimously approved the merger agreement with AT&T and declared its advisability. In the course of making its decision to approve the merger agreement, the SBC board of directors consulted with SBC’s management, as well as its outside legal counsel and its financial advisors. The SBC board of directors considered, among other things, the following material factors at its January 30, 2005 meeting and certain prior meetings referred to above:
      Strategic Fit. The SBC board of directors considered that the combination of SBC and AT&T would create one of the nation’s leading communications companies with significant national and global reach. The transaction would combine AT&T’s global network capabilities, business and government customers and fast-growing Internet protocol (IP)-based business with SBC’s strong local exchange, high-speed broadband and nationwide wireless coverage and solutions.
      In particular, the SBC board of directors considered that:

•	The combined company would enjoy the benefits of AT&T’s world-class assets and industry-leading capabilities, including

—	a state-of-the-art nationwide and global communications network;

—	advanced technological capabilities in data and IP-based services;

—	proven sales and service expertise for complex communications solutions; and

—	significant product and service development capabilities in AT&T Labs;

•	The merger would combine SBC’s broad consumer and business customer base with AT&T’s high-end enterprise and government customer base; and

•	The combined company would have a strong, diversified set of product and service offerings, including multi-feature integrated communications and business and consumer voice-over-internet (VoIP).
      Cost Savings and Revenue Synergies. The SBC board of directors considered that the integration of AT&T into SBC would create substantial potential cost savings and revenue synergies, which were estimated by SBC to yield a present value of more than $15 billion in identified synergies, net of costs to achieve them. SBC’s management expected that approximately 85 to 90 percent of the synergies would come from reduced costs in areas such as network operations, headquarters, staff functions, customer account services, information technology and procurement, and that the synergies were expected to result in an increase, based on various assumptions, in annual earnings before interest, taxes, depreciation and amortization of $2 billion or more by 2008.
      Almost all of the synergies were expected to come from reduced costs over and above expected cost reductions from SBC’s and AT&T’s existing stand-alone productivity initiatives. The synergies (excluding integration costs) were expected to be achieved following the merger from the following areas, in the approximate amounts indicated for 2008:

•	network operations and IT, as facilities and operations would be consolidated ($900 million to $1 billion);

•	sales and support functions of the business services organizations would be combined ($500 million to $600 million);

•	duplicate corporate functions would be eliminated ($400 million to $500 million); and

•	revenues would be enhanced, as SBC would migrate existing service offerings to new customer segments ($100 million to $200 million).
      You should understand that the foregoing statements about estimated potential synergies are forward-looking statements subject to the risks and uncertainties described at “Cautionary Statement Concerning Forward-Looking Statements.” These estimates of synergies are based on numerous estimates, assumptions and judgments and are subject to significant uncertainties. SBC cannot assure you that any particular amount of synergies will be realized by SBC following the merger or assure you of the time frame in which they will be achieved. See also “Risk Factors — Risk Factors Relating to SBC Following the Merger — SBC may fail to realize the anticipated cost savings, revenues, enhancements and other benefits expected from the merger, which could adversely affect the value of SBC common stock after the merger” above.
      Technological Strength. The SBC board of directors considered that SBC following the merger would have the resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based wireline and wireless communications services. SBC would expect to bring a full range of innovative voice and data services to customers around the world, using AT&T’s assets, which include an advanced product portfolio including a broad range of IP-based services, as well as AT&T Labs, a leading communications research organization.
      Additional Considerations. In the course of reaching its decision to approve the merger agreement, the SBC board of directors considered the following additional factors as generally supporting its decision:

•	the exchange ratio of 0.77942 of a share of SBC common stock for each share of AT&T common stock, the fact that the exchange ratio is fixed, and the resulting percentage ownership interests and voting power that current SBC stockholders would have in SBC following the merger;

•	the other financial terms of the transaction, including the special dividend of $1.30 in cash per share of AT&T common stock to be paid in connection with the merger;

•	the terms and conditions of the merger agreement, including the conditions to the completion of the merger; the circumstances under which the merger agreement could be terminated and the impact of such a termination; and the potential payment by AT&T of a termination fee of $560 million (plus up to $40 million in expenses);

•	historical information concerning SBC’s and AT&T’s respective businesses, financial condition, results of operations, earnings, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis, which indicated that combining SBC and AT&T would be beneficial to stockholders of the combined company because the combined company would be better positioned to be successful over the long term than either company would be on a stand-alone basis;

•	current financial market conditions, including relative valuations of telecommunications companies and credit market considerations, which were generally perceived as favorable in the context of making a sizable acquisition;

•	the impact of the merger on the customers of SBC, which was anticipated to be positive because of the broader service offerings that are expected to be available from the combined company;

•	the impact of the merger on the employees of SBC, which was generally anticipated to be positive because of the broader opportunities that would be available to the employees in the combined company;

•	the regulatory consents required to consummate the merger and the belief of SBC’s management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement; and

•	the expectation that the merger could be completed within a reasonable time frame.
      The SBC board of directors also considered a number of potentially negative factors in its deliberations concerning the merger agreement, including:

•	the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of SBC common stock or AT&T common stock, the per share value of the consideration to be paid to AT&T stockholders on consummation of the merger could be significantly more than the per share value of the consideration immediately prior to the announcement of the proposed merger;

•	the risk that the merger might not receive all necessary regulatory approvals, or that any governmental authorities could attempt to condition their approval of the merger or of the transfer of licenses or other entitlements on the companies’ compliance with certain conditions, including the divestiture of assets;

•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of AT&T with those of SBC;

•	the possibility of encountering difficulties in achieving expected cost savings and revenue synergies in the amounts currently estimated or in the time frames currently contemplated by SBC’s management;

•	the risk that AT&T’s financial performance may not meet SBC’s expectations;

•	the risk that the merger might not be consummated and the possible adverse implications for customers, investor relations and employee morale under such circumstances; and

•	the possibility that the effort required to plan for the integration of AT&T into SBC and to complete the regulatory approval process might adversely affect the ability of SBC to meet its existing business performance targets.
      The SBC board of directors also reviewed as background materials numerous publicly available third party analyses and newspaper articles regarding the telecommunications industry in general and AT&T’s business prospects and financial condition in particular.
      The foregoing discussion of the information and factors that the SBC board of directors considered is not intended to be exhaustive, but is meant to include the material factors that the SBC board of directors considered. In view of the complexity and wide variety of factors, both positive and negative, that the SBC board of directors considered, the SBC board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the SBC board of directors may have given different weights to different factors.
      In considering the various factors, individual members of the SBC board of directors considered all of these factors as a whole, and concluded that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement and declare its advisability.
AT&T’s Reasons for the Merger
      At its meeting on January 30, 2005, the AT&T board of directors, after due consideration and by a vote of nine to one:

•	declared that the merger and the other transactions contemplated by the merger agreement, including the special dividend, are advisable;

•	adopted the merger agreement; and

•	recommended that the holders of AT&T common stock adopt the merger agreement.
      In adopting the merger agreement and making these declarations and recommendation, the AT&T board of directors consulted with AT&T senior management and AT&T’s financial and legal advisors and considered a number of factors, including those set forth below.

      The AT&T board of directors considered the following factors as generally supporting its decision to enter into the merger agreement:

•	its understanding of AT&T’s business, operations, financial condition, earnings and prospects on a stand-alone basis, in light of relevant factors, including the recent redefinition of AT&T’s business model to move away from actively competing for traditional consumer services to focus on enterprise customers;

•	its understanding of SBC’s business, operations, financial condition, earnings and prospects on a stand-alone basis and forecasted combined basis; the AT&T board of directors considered that SBC had a solid financial position in the territories in which it was the incumbent local exchange carrier and that it was well positioned in all of its businesses nationwide as a result of the wide range of telecommunications products and services it offers and provides to its customers;

•	its understanding of the current and prospective business environment in which AT&T and SBC operate, including international, national and local economic conditions, the competitive and regulatory environment for telecommunications service providers generally, the technological trends in the telecommunications industry, and the likely effect of these factors on the combined company or, in the alternative, on AT&T on a stand-alone basis; the AT&T board of directors considered in particular that the competitive nature of the telecommunications industry made it more likely that AT&T’s prospects for growth would be enhanced if its businesses were combined with SBC’s to create a more diversified, well capitalized company;

•	the anticipated strategic fit between SBC and AT&T, which the AT&T board of directors believed will provide the combined company with significantly greater capabilities than either company has, or could develop, on its own, including:

—	the complementary nature of the combined company’s networks, bringing together AT&T’s global and national internet protocol (IP)-based networks with SBC’s strong local access, broadband access and wireless networks;

—	the complementary nature of AT&T’s established, large business customers and SBC’s consumer and small business customers;

—	the combined company’s highly diversified revenue sources, including local, long distance, wireless, data and directories; and

—	the opportunity to combine AT&T’s technological innovation resources, including AT&T Laboratories, with the financial resources of SBC, including its investment grade credit rating, which could allow the combined company to deliver the next generation of advanced, integrated IP-based wireline and wireless communications services more quickly to customers;

•	the significant synergies that the AT&T board of directors believed could result from the transaction, including:

—	anticipated cost reductions in the following areas: network operations and information technology, business service organizations and the elimination of duplicate corporate functions; and

—	potential annual revenue synergies, as the combined company rolls out expanded product offerings to new customer segments;

•	the financial terms of the transaction, including the relative historical trading prices of AT&T common stock and SBC common stock, the fixed exchange ratio of 0.77942 of a share of SBC common stock for each share of AT&T common stock and the special dividend of $1.30 in cash per share of AT&T common stock to be paid in connection with the merger, in particular, the AT&T board of directors noted that the exchange ratio and special dividend offered a premium to AT&T shareholders based on the trading prices of the companies’ common stock prior to market rumors with respect to the merger discussions, and that the stock consideration offered AT&T shareholders the ability to become stockholders of SBC and participate in the benefit of the significant synergies that the AT&T board of directors believed could result from the transaction;

•	the fact that, based on the closing price of SBC common stock on January 28, 2005, the last trading day before the meeting of the AT&T board of directors, the per share merger consideration, together with the special dividend of $1.30 in cash per share to be received in the merger by holders of AT&T common stock was valued at $19.71, the equivalent of the closing price of AT&T common stock on that same date and representing a premium of 6.8% over the closing price of AT&T common stock on January 26, 2005 (the last trading day before rumors of the proposed transaction began to affect the price and trading volumes of AT&T common stock) and premiums of 5.4%, 5.2%, 6.1%, 17.7% and 14.6%, respectively, over the average closing share price during the 10-day, 1-month, 3-month, 6-month and 1-year periods ended January 28, 2005, respectively;

•	the fact that, based on the closing price of SBC common stock on January 28, 2005, the fixed exchange ratio of 0.77942 of a share of SBC common stock for each share of AT&T common stock, together with the special dividend of $1.30 in cash per share to be received in the merger by holders of AT&T common stock, represented a total effective exchange ratio of 0.834, representing a premium of 11.2% over the closing price of AT&T common stock on January 26, 2005 and premiums of 8.9%, 10.6%, 14.3%, 28.0% and 21.7%, respectively, over the average closing share price during the 10-day, 1-month, 3-month, 6-month and 1-year periods ended January 28, 2005, respectively;

•	the financial analyses of CSFB and Morgan Stanley, AT&T’s financial advisors, and the oral and written opinions dated January 30, 2005 of CSFB that, as of such date and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to holders of AT&T common stock and the oral and written opinions dated January 30, 2005 of Morgan Stanley that, as of such date and subject to the matters and assumptions stated therein, the consideration to be received by holders of AT&T common stock in accordance with the merger agreement was fair from a financial point of view to such holders other than SBC and its affiliates (each opinion is discussed further below under “— Opinions of AT&T’s Financial Advisors”); in considering the foregoing opinions the AT&T board of directors was aware that AT&T has agreed to pay each of CSFB and Morgan Stanley a transaction fee based on 0.1% of the aggregate value of the transaction, which will be determined at closing and which is payable in three installments, one quarter on signing, one quarter on receipt of shareholder approval and the unpaid balance upon closing (each transaction fee is discussed further below under “— Opinions of AT&T’s Financial Advisors”);

•	the expectation that the merger would be accretive to the pro forma earnings per share of SBC by 2008, as discussed below under “— Opinions of AT&T’s Financial Advisors — Other Considerations”;

•	the expectation that, based on the current annual dividends paid by AT&T and SBC, the pro forma dividend per share would represent a 5.8% premium over the current AT&T dividend per share paid to holders of AT&T common stock;

•	the terms and conditions of the merger agreement, including the nature of the parties’ representations, warranties, covenants and agreements; in particular, the AT&T board believed, after reviewing the merger agreement with its legal advisors, that the merger agreement offered AT&T reasonable assurances as to the likelihood of consummation of the transaction, did not contain unusual conditions or other provisions, and did not impose unreasonable burdens on AT&T;

•	the proposed board and management arrangements of the combined company, under which the current Chairman and Chief Executive Officer of AT&T will become President of the combined company and be elected to the SBC board of directors and two other AT&T directors will join an enlarged SBC board of directors, which the AT&T board of directors believed would help position the combined company with strong and experienced leadership;

•	the retention bonus arrangements for management to be implemented in connection with the merger, which the AT&T board of directors believed would help assure the continuity of management, the likelihood of a successful integration and the successful operation of the combined company;

•	information available to the AT&T board of directors concerning other strategic alternatives as described above under “— Background of the Merger”;

•	the expectation that the merger would qualify as a reorganization for U.S. federal income tax purposes and that, as a result, the exchange of their AT&T common stock for SBC common stock in the merger would be tax-free to holders of AT&T common stock;

•	the required regulatory consents and the belief that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be completed in accordance with the terms of the merger agreement; and

•	the expectation that the merger could be completed by the first half of 2006.
      The AT&T board of directors considered the following factors generally weighing against a decision to enter into the merger agreement:

•	the difficulties and management challenges inherent in completing a merger and integrating the businesses, operations and workforce of AT&T with those of SBC;

•	the risk that the potential benefits of the merger, including the expected synergies, might not be fully achieved;

•	the risk that the merger might not be consummated and the possible adverse implications to customers, investor relations and employee morale under such circumstances;

•	the risk that, although AT&T has the right under limited conditions to consider and participate in discussions and negotiations with respect to alternative acquisition proposals, the provisions of the merger agreement relating to the potential payment of a termination fee of $560 million (plus up to $40 million in expenses) to SBC may have the effect of discouraging such proposals. See “Risk Factors — Risks Relating to the Merger — The merger agreement restricts AT&T’s ability to pursue alternatives to the merger”.
      The AT&T board of directors also considered that the fixed exchange ratio would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of SBC common stock prior to the closing of the merger, and that the terms of the merger agreement did not include termination rights triggered expressly by a decrease in the value of the merger consideration implied by the market price of SBC common stock. The AT&T board of directors determined that this structure was appropriate and the risk acceptable in view of: the AT&T board of directors’ focus on the relative intrinsic values and financial performance of SBC and AT&T and the percentage of the combined company to be owned by former holders of AT&T common stock; the inclusion in the merger agreement of other structural protections such as the ability to terminate the merger agreement in the event of a material adverse effect on the financial condition, assets, liabilities, business or results of operations of SBC; and AT&T’s ability, under the limited circumstances specified in the merger agreement, to consider and participate in discussions and negotiations with respect to alternative acquisition proposals.
      The AT&T board of directors also considered the retention and employment arrangements with key AT&T employees and the fact that some of AT&T’s executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of AT&T’s shareholders generally.
      The AT&T board of directors considered all of the foregoing factors as a whole and, on balance, concluded that they supported a favorable determination to approve the merger and declare its advisability.
      The foregoing discussion of the information and factors considered by the AT&T board of directors is not exhaustive, but includes all the material factors considered by the AT&T board of directors. In view of the variety of factors considered by the AT&T board of directors in connection with its evaluation of the merger and the complexity of these matters, the AT&T board of directors did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, individual directors may have given different weights to different factors.
      One director, Donald F. McHenry, voted not to approve the transaction. Mr. McHenry has advised that he voted not to approve the transaction because he believed that the AT&T board of directors’ direction to management as to negotiation of price of the proposed transaction had not been followed, specifically that management should have communicated with the board more promptly than occurred regarding management’s discussions with SBC management during the week of January 23rd. Mr. McHenry has advised, however, now that the transaction has been approved by the AT&T board of directors, and a merger agreement entered into by the parties, and considering the potential consequences to AT&T shareholders of not proceeding with the merger, that he joins the other directors in recommending that shareholders vote to adopt the merger agreement. The AT&T board of directors, other than Mr. McHenry, does not agree that management did not follow a board direction.
Recommendation of the AT&T Board of Directors
      After careful consideration, the AT&T board of directors declared that the merger and the other transactions contemplated by the merger agreement, including the special dividend, are advisable and adopted the merger agreement. THE AT&T BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF AT&T COMMON STOCK VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT.
Certain AT&T Projections
      Although AT&T periodically issues guidance concerning its financial performance, AT&T as a matter of course does not publicly disclose detailed forecasts or internal projections as to its future revenues, earnings or financial condition. However, as discussed under “— Background of the Merger,” in the course of their discussions in connection with the merger, AT&T’s management provided SBC with certain information with respect to its business which SBC and AT&T believe was not publicly available. Such information included the projections with respect to AT&T set forth below. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 156.
AT&T Projected Summary Financial Overview
($ in billions; except for per share amounts; all projected numbers are approximate)

2005

Revenue	$25.7
EBITDA	5.2
% Margin	20.4%

EBIT	2.7
Net Income	1.3
Earnings Per Share	1.58
Capital Expenditures	1.4
EBITDA less capital expenditures	3.8
Projected reconciliation of EBITDA to net income for the year ending 12/31/2005
($ in billions; all projected numbers are approximate)

EBITDA Margin	20.4%
EBITDA	5.2
Depreciation and amortization	(2.5)

Subtotal Operating Income (EBIT)	2.7

Other net expenses*	(1.4)

Net income	1.3

Margin	4.9%

*	Other net expenses include interest expense, other income (expense), and provision for income taxes.

Projected reconciliation of EBITDA, less capital expenditures to cash provided by operating activities for the year ending 12/31/2005
($ in billions; all projected numbers are approximate)

EBITDA less capital expenditures	$3.8
Add capital expenditures	1.4

EBITDA	5.2

Other cash expenses**	(1.2)
Changes in working capital and other operating assets & liabilities	(0.7)

Cash provided by operating activities	$3.3

**	Other cash expenses primarily include taxes and interest expense.
      Information on EBITDA, related margins and EBITDA less capital expenditures has been provided because these measures are commonly used for evaluation purposes. EBITDA and EBITDA less capital expenditures should be considered in addition to, but not in lieu of, other measures of liquidity, profitability and cash flows reported in accordance with generally accepted accounting principles. Additionally, these measures may not be comparable to similarly captioned measures reported by other companies.
      While the projections set forth above were prepared in good faith by AT&T’s management, no assurance can be made regarding future events. Therefore, such projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, published guidelines of the SEC regarding forward-looking statements, or U.S. generally accepted accounting principles. This information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.
      The prospective financial information (projections or forecasts) of AT&T included in this document has been prepared by, and is the responsibility of, AT&T’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying prospective financial information of AT&T and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this document relates to AT&T’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.
      The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of AT&T and will be beyond the control of combined company after the merger. In addition, the projections were prepared with a view of AT&T on a stand-alone basis, and without reference to transaction-related costs. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the prospective financial information. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 156. These projections are not included in this document in order to induce any shareholder to vote in favor of adoption of the merger agreement or to impact any investment decision with respect to shares of AT&T or SBC common stock.
      AT&T DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR. FURTHERMORE, AT&T DOES NOT INTEND TO UPDATE OR REVISE THESE PROJECTIONS TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

Opinions of AT&T’s Financial Advisors

Credit Suisse First Boston LLC Fairness Opinion
      Credit Suisse First Boston LLC has acted as AT&T’s financial advisor in connection with the merger. In connection with CSFB’s engagement, the AT&T board of directors requested that CSFB render an opinion with respect to the fairness, from a financial point of view, to holders of shares of AT&T common stock, of the exchange ratio. At the meeting of the AT&T board of directors on January 30, 2005, CSFB rendered its oral opinion, which was subsequently confirmed in writing dated as of the same date, that, based upon and subject to the matters described in its opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of AT&T common stock. For purposes of its analyses CSFB assumed that AT&T will declare a $1.30 special cash dividend per share of AT&T common stock payable to the holders of AT&T common stock as of immediately prior to the consummation of the merger.
      The full text of CSFB’s opinion, dated January 30, 2005, which sets forth, among other things, the procedures followed, matters considered and limitations of the review undertaken in connection with its opinion, is attached as Annex B to this document and is incorporated herein by reference. The summary of CSFB’s fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Shareholders should read the opinion carefully and in its entirety. CSFB’s opinion is directed to the board of directors of AT&T, addresses only the fairness, from a financial point of view, to holders of AT&T common stock of the exchange ratio and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. CSFB’s opinion does not constitute a recommendation to any shareholder of AT&T as to how such shareholder should vote or act with respect to any matter relating to the proposed merger.
      In arriving at its opinion, CSFB, among other things:

•	reviewed the merger agreement and certain publicly available business and financial information relating to AT&T and SBC;

•	reviewed certain other information relating to AT&T and SBC, including financial forecasts for 2005 prepared and provided to CSFB by AT&T, financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC and certain publicly available research analyst estimates concerning AT&T and SBC;

•	met with the managements of AT&T and SBC to discuss the business and prospects of AT&T and SBC, respectively;

•	considered certain financial and stock market data of AT&T and SBC, and it compared that data with similar data for other publicly held companies in businesses it deemed similar to those of AT&T and SBC;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been recently effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.
      In connection with CSFB’s review, it did not assume any responsibility for independent verification of any of the information that it reviewed or considered and relied on its being complete and accurate in all material respects. With respect to the financial forecasts of AT&T for 2005 prepared by the management of AT&T, CSFB discussed such forecasts with the management of AT&T, and CSFB was advised by them, and CSFB assumed, that such forecasts represented the best currently available estimates and judgments of the management of AT&T as to the future financial performance of AT&T. With respect to the publicly available research analyst estimates concerning AT&T for 2006 through 2009 that CSFB reviewed and discussed with AT&T, the management of AT&T advised CSFB, and CSFB assumed, that such estimates represented reasonable estimates and judgments as to the future financial performance of AT&T. With respect to the publicly available research analyst estimates concerning SBC for 2005 through 2007 reviewed by CSFB, CSFB, with the consent of the AT&T board of directors and based upon its own comparison of such estimates to financial forecasts for such years prepared by and discussed with the management of SBC, assumed that such analyst estimates represented reasonable estimates and judgments as to the future financial performance of SBC. With respect to the estimates as to the cost savings and other potential synergies anticipated to result from the merger reviewed and discussed by the managements of AT&T and SBC, CSFB was advised and assumed that such estimates (including the aggregate amount, timing and achievability thereof) represented reasonable estimates and judgments. CSFB assumed, with the consent of the AT&T board of directors, that the merger would be treated as a tax-free reorganization for federal income tax purposes. CSFB also assumed, with the consent of the AT&T board of directors, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on AT&T, SBC or the contemplated benefits of the merger and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, CSFB was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of AT&T or SBC, nor was CSFB furnished with any such evaluations or appraisals. CSFB’s opinion addressed only the fairness, from a financial point of view, to the holders of AT&T common stock of the exchange ratio and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. CSFB’s opinion was necessarily based upon information made available to it as of January 30, 2005 and financial, economic, market and other conditions as they existed and could be evaluated on such date. CSFB did not express any opinion as to what the value of shares of SBC common stock actually would be when issued to the holders of AT&T common stock pursuant to the merger or the prices at which shares of SBC common stock would trade at any time. CSFB’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that may have been available to AT&T, nor did it address the underlying business decision of AT&T to proceed with the merger. No other limitations were imposed on CSFB with respect to the investigations made or procedures followed by CSFB in rendering its opinion. Although CSFB evaluated the exchange ratio from a financial point of view, CSFB was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which consideration was determined between AT&T and SBC.
      On January 24, 2003, AT&T engaged CSFB to act as a financial advisor based on its qualifications, experience, reputation and knowledge of the business of AT&T. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. From time to time, CSFB and its affiliates in the past have provided, and in the future may provide, investment banking and other financial services to AT&T and SBC, for which CSFB has received, and would expect to receive, compensation. During the past two years, CSFB has received approximately $20 million in fees from AT&T as compensation for such services. CSFB is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, CSFB and its affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of AT&T, SBC and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.
      The AT&T board of directors considered that CSFB had provided financial services in the past to SBC and its affiliates. However, the AT&T board of directors believed that CSFB’s international reputation for expertise in investment banking generally and in telecommunications in particular and its familiarity with AT&T and its businesses made its selection as financial advisor in connection with the proposed transaction advisable notwithstanding these experiences involving SBC and its affiliates.
      AT&T has agreed to pay CSFB a transaction fee based on 0.1% of the aggregate value of the transaction, which will be determined at closing. We currently project the transaction fee at approximately $29 million (including a $2.5 million incremental advisory fee). The transaction fee is payable in three installments, one quarter upon signing, one quarter upon receipt of shareholder approval and the unpaid balance upon closing. AT&T has also agreed to reimburse CSFB for its fees and expenses incurred in performing its services. In addition, AT&T has agreed to indemnify CSFB and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling CSFB or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of CSFB’s engagement and any related transactions.

Morgan Stanley & Co. Incorporated Fairness Opinion
      Pursuant to an engagement letter, on January 24, 2003, AT&T retained Morgan Stanley to act as a financial advisor to the board of directors of AT&T in connection with a potential combination. AT&T selected Morgan Stanley to act as its financial advisor based on its qualifications, expertise, reputation and knowledge of the business of AT&T. At the meeting of the AT&T board of directors on January 30, 2005, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing as of the same date, that, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be received by the holders of shares of AT&T common stock in accordance with the merger agreement was fair from a financial point of view to such holders other than SBC and its affiliates. In arriving at its opinion, Morgan Stanley assumed that the special cash dividend was part of the merger consideration.
      The full text of Morgan Stanley’s opinion, dated January 30, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the reviews undertaken in rendering its opinion, is attached as Annex C to this document. The summary of Morgan Stanley’s fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. You should read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of AT&T, addresses only the fairness from a financial point of view of the merger consideration to be received by holders of AT&T common stock, other than SBC and its affiliates, in accordance with the merger agreement, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any shareholder of AT&T as to how such shareholder should vote with respect to the proposed merger.
      In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of AT&T and of SBC;

•	reviewed certain internal financial statements and other financial and operating data concerning AT&T prepared by the management of AT&T;

•	discussed the past and current operations and financial condition and the prospects of AT&T with senior executives of AT&T;

•	reviewed certain financial projections for 2005 prepared by the management of AT&T and reviewed certain public research reports concerning AT&T prepared by certain equity research analysts and discussed with senior executives of AT&T such financial projections and research reports (including the financial projections contained therein) and certain estimates, prepared by the management of AT&T, as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the merger;

•	reviewed certain internal financial statements and other financial and operating data concerning SBC prepared by the management of SBC;

•	discussed the past and current operations and financial condition and the prospects of SBC with senior executives of SBC;

•	reviewed certain financial projections for 2005 through 2007 prepared by the management of SBC and reviewed certain public research reports concerning SBC prepared by certain equity research analysts;

•	reviewed the reported prices and trading activity for AT&T common stock and SBC common stock;

•	compared the financial performance of AT&T and of SBC and the prices and trading activity of AT&T common stock and SBC common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	discussed with the managements of AT&T and of SBC information regarding certain strategic, financial and operational benefits anticipated to result from the merger;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
      In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections of AT&T for 2005 and the estimates of cost savings and synergies prepared by the management of AT&T, Morgan Stanley discussed such projections and estimates with the management of AT&T and Morgan Stanley was advised by the management of AT&T, and Morgan Stanley assumed, with the consent of the AT&T board of directors, that such projections represented the best currently available estimates and judgments of the management of AT&T as to the future financial performance of AT&T. With respect to the financial projections concerning AT&T contained in certain publicly available equity analyst research reports (including adjustments thereto) that Morgan Stanley discussed with AT&T, the management of AT&T advised Morgan Stanley, and it assumed, with the consent of the AT&T board of directors, that such projections represented reasonable estimates and judgments as to the future financial performance of AT&T. With respect to publicly available research analyst estimates concerning SBC for 2005 through 2007, based upon Morgan Stanley’s comparison of such estimates to financial forecasts of the management of SBC for such years and discussions of such management forecasts with the management of SBC, Morgan Stanley assumed that such analyst estimates represented reasonable estimates and judgments as to the future financial performance of SBC. Morgan Stanley also assumed, with the consent of the AT&T board of directors, without independent verification, that the information regarding certain strategic, financial and operational benefits anticipated to result from the merger represented reasonable estimates and judgments of the managements of AT&T and SBC. Morgan Stanley assumed, with the consent of the AT&T board of directors, that the merger would be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver or delay, including, among other things, that the merger would be treated as a tax-free reorganization pursuant to the Code. In connection with the receipt of all the necessary regulatory or other third party approvals for the merger, Morgan Stanley assumed, with the consent of the AT&T board of directors, that no restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of AT&T or SBC nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, January 30, 2005. Events occurring after such date could materially affect Morgan Stanley’s opinion. Morgan Stanley has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after January 30, 2005. No other limitations were imposed on Morgan Stanley with respect to the investigations made or procedures followed by Morgan Stanley in rendering its opinion.
      In arriving at its opinion, Morgan Stanley was not authorized to solicit, and it did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction involving AT&T. Morgan Stanley’s opinion did not address the underlying business decision by AT&T to enter into the merger agreement or the relative merits of the merger compared to other alternatives available to AT&T, or whether such alternatives existed. Morgan Stanley did not recommend any specific merger consideration to AT&T or that any specific merger consideration constituted the only appropriate merger consideration for the merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which SBC common stock would trade following the consummation of the merger or at any other time.
      Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or the indebtedness of AT&T, SBC and their affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for both AT&T and SBC and have received fees for the rendering of these services. During the past two years, Morgan Stanley has received approximately $10 million in fees from AT&T as compensation for such services. In addition, in the future, Morgan Stanley may provide, or seek to provide, financial advice and financing services to the combined company.
      The AT&T board of directors considered that Morgan Stanley had provided financial services in the past to SBC and its affiliates. However, the AT&T board of directors believed that Morgan Stanley’s international reputation for expertise in investment banking generally and in telecommunications in particular and its familiarity with AT&T and its businesses made its selection as financial advisor in connection with the proposed transaction advisable notwithstanding these experiences involving SBC and its affiliates.
      AT&T has agreed to pay Morgan Stanley a transaction fee based on 0.1% of the aggregate value of the transaction, which will be determined at closing. We currently project the transaction fee at approximately $24 million (which reflects a $2.5 million credit). The transaction fee is payable in three installments, one quarter upon signing, one quarter upon receipt of shareholder approval and the unpaid balance upon closing. AT&T has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, AT&T has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Financial Analyses
      In preparing their respective opinions to the AT&T board of directors, CSFB and Morgan Stanley performed a variety of financial and comparative analyses, including those described below. The summary of the analyses of CSFB and Morgan Stanley described below is not a complete description of the analyses underlying their opinions. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at their respective opinions, each of CSFB and Morgan Stanley made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, CSFB and Morgan Stanley believe that their analyses must be considered as a whole and that selecting portions of their analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying their analyses and opinions.
      In their analyses, CSFB and Morgan Stanley considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of AT&T and SBC. No company, transaction or business used in CSFB’s and Morgan Stanley’s analyses as a comparison is identical to AT&T, SBC or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in the analyses of CSFB and Morgan Stanley and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the analyses and estimates of CSFB and Morgan Stanley are inherently subject to substantial uncertainty.
      The opinions of CSFB and Morgan Stanley were only one of many factors considered by the AT&T board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the AT&T board of directors or management with respect to the merger, the exchange ratio or the consideration to be received in accordance with the merger agreement.

      The following is a summary of the material financial analyses underlying the opinions of CSFB and Morgan Stanley delivered to the AT&T board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand CSFB’s and Morgan Stanley’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CSFB’s and Morgan Stanley’s financial analyses.
      For purposes of their analyses, CSFB and Morgan Stanley converted the stock consideration and the special cash dividend to be paid pursuant to the merger agreement into an implied effective exchange ratio. CSFB and Morgan Stanley calculated this ratio by multiplying $23.62, the closing price of a share of SBC common stock on January 28, 2005, by 0.77942, the exchange ratio, adding $1.30 and dividing the resulting number by $23.62. The implied effective exchange ratio was 0.834x as of January 28, 2005.
      Certain of these analyses utilized publicly available research analyst estimates and projections concerning SBC for 2005 through 2007. CSFB and Morgan Stanley assumed, with the consent of the AT&T board of directors, that the publicly available research analyst estimates and projections were reasonable estimates and projections for the purposes of their analyses based, in part, on a comparison of such estimates to the financial forecasts of SBC that they reviewed for such years and discussions of such forecasts with the management of SBC. With respect to the SBC projections concerning 2005, CSFB and Morgan Stanley were provided with copies of such projections by SBC management; with respect to the projections concerning SBC for 2006 and 2007, CSFB and Morgan Stanley were not provided copies of such projections but were provided an opportunity to view such projections.

Discounted Cash Flow Analysis
      AT&T. CSFB and Morgan Stanley performed a discounted cash flow analysis (referred to in this document as DCF) with respect to AT&T’s estimated future cash flows. The DCF analysis was based on financial forecasts for 2005 prepared and provided by the management of AT&T and certain publicly available analyst estimates and projections (including adjustments thereto) reviewed and discussed with the management of AT&T for 2006 through 2009 and terminal values based on multiples of AT&T’s estimated last twelve months earnings before interest, taxes, depreciation and amortization (referred to in this document as EBITDA) for 2009 ranging from 3.5x to 4.5x. In this document, “terminal value” refers to the value of all future cash flows from a business or asset at a particular point in time. CSFB and Morgan Stanley discounted the unlevered free cash flows and estimated terminal value to a present value using discount rates ranging from 8.0% to 10.0%. CSFB and Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of AT&T and their review of related information of selected large, diversified telecommunications companies. Weighted average cost of capital is a measure of the average expected return on all of a company’s securities or loans based on the proportions of those securities or loans in such company’s capital structure. Based on their experience with respect to telecommunications companies, their knowledge of the telecommunications industry in general and taking into consideration that the weighted average cost of capital analysis would allow for a wider range of “comparable companies” for purposes of assessing the range of weighted average costs of capital to use in their analysis, CSFB and Morgan Stanley selected MCI Inc., BellSouth Corporation, Verizon Communications Inc. and SBC as comparable companies. The DCF analysis of AT&T indicated a valuation range for AT&T common stock of $11.09 to $15.13 as compared to AT&T’s common stock price as of January 28, 2005 of $19.71.
      SBC. CSFB and Morgan Stanley also performed a DCF analysis with respect to SBC’s estimated future cash flows based on certain publicly available research analyst estimates and projections concerning SBC for 2005 through 2007, which were assumed, with the consent of the AT&T board of directors, to be reasonable estimates and projections for this purpose based, in part, on a comparison of such estimates to financial forecasts of management of SBC for such years and discussions of such forecasts with the management of SBC, and terminal values based on multiples of SBC’s estimated last twelve months EBITDA for 2007 ranging from 5.5x to 6.5x. CSFB and Morgan Stanley discounted the unlevered free cash flows and estimated terminal value to a present value using discount rates ranging from 7.0% to 9.0%. CSFB and Morgan Stanley chose the discount rates utilized in this analysis based upon an analysis of the weighted average cost of capital of SBC and their review of related information for selected comparable companies. Based on their experience with respect to telecommunications companies and their knowledge of the telecommunications industry in general, CSFB and Morgan Stanley selected BellSouth Corporation and Verizon Communications Inc. as comparable companies. The DCF analysis of SBC indicated a valuation range for SBC common stock of $22.27 to $28.81 as compared to a closing price per share of SBC common stock on January 28, 2005 of $23.62.
      CSFB and Morgan Stanley also considered the range of implied exchange ratios resulting from these analyses, which ranged from 0.385x, based on the lowest value obtained in the DCF analysis of AT&T and the highest value obtained in the DCF analysis of SBC, to 0.679x, based on the highest value obtained in the DCF analysis of AT&T and the lowest value obtained in the DCF analysis of SBC, compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.
      In addition, CSFB and Morgan Stanley performed a DCF analysis with respect to the estimated future cash flows of the combined company. This DCF analysis was based on cash flows for AT&T and SBC from 2005 through 2007, terminal value multiples of estimated last twelve months EBITDA for the pro forma combined company for 2007 ranging from 5.0x to 6.0x, discount rates ranging from 7.5% to 9.5% and estimates as to the cost savings and other potential synergies anticipated to result from the merger reviewed and discussed by the managements of AT&T and SBC. The terminal value multiples and discount rates for this analysis were selected based on a review of the multiples and rates used by CSFB and Morgan Stanley for SBC and AT&T and their relative sizes and business mix as parts of the combined company, CSFB and Morgan Stanley’s experience with analyzing telecommunications companies and their knowledge of the telecommunications industry in general. This analysis indicated an implied value per share of AT&T common stock of $16.76 to $21.71, excluding anticipated synergies, and $19.15 to $24.63, including anticipated synergies.

Contribution Analysis
      CSFB and Morgan Stanley compared the contribution of each of AT&T and SBC, respectively, to the pro forma combined company resulting from the merger based on 2005 financial forecasts for AT&T prepared by AT&T management (adjusted as indicated below) and publicly available equity research estimates and projections (including adjustments thereto) for AT&T for 2006 through 2008 and the publicly available equity research estimates and projections for SBC for 2005 through 2007 described above and certain publicly available equity research estimates and projections for SBC for 2008.

				AT&T	Implied
	($ in billions)			Equity Value	Exchange
	AT&T		SBC	Contribution	Ratio

Net Income
2005E	$1.3		$4.1	23.7%	1.286	x
2006E	1.0		4.6	17.3%	0.866	x
2007E	0.7		5.3	12.4%	0.584	x
2008E	0.6		5.6	9.9%	0.453	x
Cash Flow from Operations
2005E	$4.1	*	$15.2	21.1%	1.103	x
2006E	3.3		15.7	17.4%	0.870	x
2007E	3.0		16.0	15.7%	0.768	x
2008E	2.7		16.1	14.5%	0.704	x

*	Excludes $0.8 billion of working capital charges related to severance payments and post-employment benefits.
      No cost savings programs or revenue enhancements were considered in this analysis. This analysis indicated an implied exchange ratio ranging from 0.866x, based on the lowest value obtained in the contribution analysis, to 1.286x, based on the highest value obtained in the contribution analysis, with respect to contributions to net income and cash flows from operations for the period 2005 through 2006, and an implied exchange ratio ranging from 0.453x, based on the lowest value obtained in the contribution analysis, to 0.768x, based on the highest value obtained in the contribution analysis, with respect to contributions to net income and cash flows from operations for the period 2007 through 2008, in each case as compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.

Selected Company Analysis
      CSFB and Morgan Stanley also compared certain financial and operating information of AT&T and SBC to corresponding information for companies that CSFB and Morgan Stanley deemed similar. CSFB and Morgan Stanley determined that while there was no company that was directly “comparable” to AT&T based on its industry, financial and operational profile and business mix and the dynamics of its industry, the company most similar for purposes of their comparable company analysis based on those criteria was MCI. For SBC, CSFB and Morgan Stanley used Bell South Corporation and Verizon Communications (referred to in this document as the SBC Peer Group), based on the same criteria.
      In the case of AT&T, CSFB and Morgan Stanley reviewed MCI’s enterprise value, calculated as equity value, plus net debt and other adjustments, as a multiple of certain publicly available analyst estimates of MCI’s calendar year 2005 and 2006 EBITDA and MCI’s dividend yield based on MCI’s closing stock price as of January 28, 2005 and applied a range of the implied multiples and dividend yields to the corresponding financial data for AT&T based on financial forecasts for AT&T for 2005 prepared and provided by the management of AT&T and certain publicly available analyst estimates and projections (including adjustments thereto) for AT&T for 2006 reviewed and discussed with the management of AT&T. This analysis indicated an implied value per share of AT&T common stock ranging from $9.50 to $20.50.
      In the case of SBC, CSFB and Morgan Stanley compared the SBC Peer Group’s enterprise values as a multiple of certain publicly available analyst estimates of the SBC Peer Group’s calendar year 2005 and 2006 EBITDA and the SBC Peer Group’s market prices as a multiple of certain publicly available analyst estimates of the SBC Peer Group’s calendar year 2005 and 2006 earnings per share and cash earnings per share (defined as earnings per share plus depreciation and amortization per share), and reviewed the SBC Peer Group’s dividend yields based on the SBC Peer Group’s closing stock prices as of January 28, 2005 and applied the range of the implied multiples and dividend yields to the corresponding financial data for SBC. This analysis indicated an implied value per share of SBC common stock ranging from $21.00 to $26.00.
      CSFB and Morgan Stanley noted that such analyses indicated implied exchange ratios ranging from 0.365x to 0.976x as compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.
      CSFB and Morgan Stanley noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. CSFB and Morgan Stanley also noted that no company or transaction reviewed was identical to AT&T, SBC or the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of SBC and AT&T and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analyses (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.
Other Considerations
      In the course of preparing their opinions, CSFB and Morgan Stanley also reviewed and considered other information and data, including:

•	the potential pro forma effect of the merger on the pro forma combined company’s estimated earnings per share in calendar years 2006, 2007 and 2008 both before and after giving effect to potential cost savings and other synergies anticipated to result from the merger developed jointly by SBC and AT&T and compared that data to the estimated earnings per share of AT&T and SBC on a standalone basis. Such analysis indicated that, after giving effect to potential cost savings and other synergies, the merger would be accretive to the pro forma earnings of SBC by 2008;

•	the implied exchange ratios indicated by the historical trading prices of AT&T common stock and SBC common stock (based upon the daily closing share prices of AT&T common stock to corresponding prices for SBC common stock on January 26, 2005, which was the last trading day before reports of the proposed SBC/ AT&T merger appeared in the popular press, and the 10-day, one-month, three-month, six-month and one-year periods ending January 28, 2005) as compared to the implied effective exchange ratio of 0.834x (based on the closing share prices on January 28, 2005) and the implied premium over such implied exchange ratios:

	Historical
	Exchange	Implied
	Ratio	Premium

January 26, 2005	0.751x	11.2%
10-day average	0.767x	8.9%
One-month average	0.754x	10.6%
Three-month average	0.730x	14.3%
Six-month average	0.652x	28.0%
One-year average	0.686x	21.7%

•	high, low and median premiums paid in the following transactions with aggregate values greater than $10 billion since January 1, 1999, in which 50% or less of the consideration was in cash and which resulted in holders of the acquired company’s common stock owning 25% or less of the pro forma combined company’s common stock for the ten-day and six-month periods prior to announcement of the transaction:

			Nominal Premium

Date			10-Day	6-Month
Announced	Target	Acquiror	Average	Average

12/04	Guidant Corp	Johnson & Johnson	15%	26%
6/04	SouthTrust	Wachovia	23%	26%
7/02	Pharmacia	Pfizer	48%	48%
12/01	Immunex Corp	Amgen Inc	30%	59%
4/01	American General	AIG	25%	28%
3/01	ALZA	Johnson & Johnson	39%	16%
12/00	Quaker Oats Co	PepsiCo Inc	16%	34%
9/00	Associates First Capital	Citigroup	55%	36%
7/00	SDL	JDS Uniphase	61%	64%
1/00	E-Tek Dynamics	JDS Uniphase	59%	33%
9/99	General Instrument	Motorola	7%	21%
1/99	Ascend Communications	Lucent Technologies	34%	40%

Such analysis indicated implied exchange ratios ranging from 0.820x, based on the lowest value obtained in the premium analysis of 7%, to 1.234x, based on the highest value obtained in the premium analysis of 61%, for the 10-day average, and 0.756x, based on the lowest value obtained in the premium analysis of 16%, to 1.609x, based on the highest value obtained in the premium analysis of 64%, for the six-month average, as compared to the implied effective exchange ratio of 0.834x as of January 28, 2005.

•	selected recent publicly available research analyst price targets from selected firms who published price targets for both AT&T and SBC as of January 28, 2005. In performing this analysis, CSFB and Morgan Stanley utilized research analyst price targets from the following firms:

—	Lehman Brothers Inc.;

—	Prudential Financial Inc.;

—	Deutsche Bank Securities Inc.;

—	RBC Dain Rauscher Inc.;

—	CSFB; and

—	Morgan Stanley.

For each firm, CSFB and Morgan Stanley calculated exchange ratios based on the price targets for AT&T and SBC, respectively. This analysis yielded the following exchange ratios:

	Low	Median	Mean	High

Implied Effective Exchange Ratio	0.510x	0.551x	0.603x	0.821x
        CSFB and Morgan Stanley noted that the implied effective exchange ratio was 0.834x as of January 28, 2005.
Interests of AT&T Executive Officers and Directors in the Merger
      In considering the recommendation of the AT&T board of directors with respect to the merger agreement, AT&T’s shareholders should be aware that some of AT&T’s executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of AT&T’s shareholders generally. The AT&T board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to declare the merger and the other transactions contemplated by the merger agreement advisable, to adopt the merger agreement and to recommend that AT&T’s shareholders vote in favor of approving the merger agreement.
      Equity Compensation Awards. The merger agreement provides that upon completion of the merger, each AT&T compensatory option, including those held by executive officers and directors of AT&T, will be converted into an SBC stock option based on the exchange ratio in the merger. In addition, the merger agreement provides that, upon completion of the merger, each restricted stock unit and other stock-based award based upon shares of AT&T common stock, including those held by executive officers and directors of AT&T, will be converted into a restricted stock unit or stock-based award based upon shares of SBC common stock based on the exchange ratio in the merger. In addition, AT&T options and other stock-based awards will be equitably adjusted to take into account the payment of the $1.30 special dividend in respect of each share of AT&T common stock. Upon completion of the merger, each stock option granted on or prior to January 30, 2005 and restricted stock unit granted on or prior to February 3, 2005 will vest in full in accordance with the terms of the original grants. Each stock option granted after January 30, 2005 and restricted stock unit granted after February 3, 2005 will vest upon a termination of employment giving rise to severance benefits under the Senior Officer Separation Plan described below. Upon completion of the merger, each performance share will be paid to executive officers on a pro rata basis in accordance with policies established by the AT&T Compensation and Employee Benefit Committee and as provided in the AT&T 2004 Long Term Incentive Plan. Based on AT&T equity compensation awards held by executive officers and directors of AT&T as of February 3, 2005 and assuming a closing date of December 31, 2005, upon completion of the merger, Mr. James W. Cicconi, General Counsel & Executive Vice President of AT&T, Mr. David W. Dorman, Chairman of Board and CEO of AT&T, Mr. Hossein Eslambolchi, President of AT&T Global Network Technology Services and CTO & CIO of AT&T, Mr. William J. Hannigan, President and COO of AT&T and Mr. Thomas W. Horton, Vice Chairman and CFO of AT&T, the remaining executive officers, as a group, and the remaining directors, as a group, respectively, would vest, as of completion of the merger, in respect of 220,196, 660,589, 176,157, 547,500 and 338,124 and 440,306 and 5,848 shares subject to their stock options and 112,800, 462,700, 211,400, 262,450 and 187,900 and 195,160 and 99,848 shares with respect to their restricted stock units and other stock-based awards. Based on AT&T performance share awards outstanding as of February 3, 2005 and assuming a closing date of December 31, 2005, upon completion of the merger, Messrs. Cicconi, Dorman, Eslambolchi, Hannigan and Horton, and the remaining executive officers, respectively as a group, would be distributed, as of completion of the merger, 74,600, 372,766, 104,667, 243,233 and 143,466 and 194,326 shares of AT&T common stock with respect to their performance share awards.
      Senior Officer Separation Plan. AT&T maintains the AT&T Senior Officer Separation Plan pursuant to which each of the executive officers are eligible to receive severance benefits if, during the two-year period following a change in control such as the merger, the participant’s employment with AT&T is terminated by AT&T (other than for “cause” or by reason of the participant’s disability) or by the participant for “good reason.”
      Subject to the participant’s execution and non-revocation of a release following such a termination, a participant will receive the following:

•	A severance payment made partially in cash and partially in the form of a “special change in control” credit to his or her cash balance pension account as set forth in the Management Pension Plan and the Excess Benefit and Compensation Plan (as described below). The cash portion of the severance payment is equal to the difference between (1) three times the sum of (A) the participant’s annual base salary and (B) the participant’s target bonus as of the year in which the change in control occurs (or if no target bonus has been set forth such year, the year immediately preceding the year in which the change in control occurs) and (2) an amount equal to 90% of the participant’s “special change in control” credit;

•	a pro rata bonus through the date of termination for the year in which the participant’s termination of employment occurs;

•	certain life insurance and death benefits and medical and dental coverage following the date of termination;

•	payment of any unvested cash awards/payments;

•	a cash payment sufficient to provide financial counseling for two years following the date of termination; and

•	outplacement services (provided such services begin within one year of termination).
      In the event that any amounts payable or benefits provided to a participant become subject to the excise taxes imposed under Section 4999 of the Code, the participant will be entitled to an additional payment such that he or she will be placed in the same after-tax position as if no excise tax had been imposed.
      Assuming that the merger is completed on December 31, 2005 and each of the executive officers’ employment is terminated by AT&T without “cause” immediately after completion, the amount of severance (based upon current base salaries and target bonus amounts) that would be payable to each of Messrs. Cicconi, Dorman, Eslambolchi, Hannigan and Horton and the remaining executive officers, as a group, is $3,840,000, $10,275,000, $4,050,000, $6,459,750 and $4,676,250 and $11,994,000.
      Employment Agreement with David W. Dorman. SBC has entered into an employment agreement, dated as of January 30, 2005, with Mr. Dorman. The agreement provides for a term of employment commencing upon completion of the merger and ending on Mr. Dorman’s date of termination of employment. Provided that Mr. Dorman remains Chairman of the Board of Directors and Chief Executive Officer of AT&T through the completion of the merger, Mr. Dorman will serve as SBC’s President and as a member of its board of directors during the term of the agreement.
      During the term, Mr. Dorman will receive an annual base salary of no less than his annual base salary for 2005 as such amount may be increased prior to completion of the merger. In addition, for each fiscal year ending during the term, Mr. Dorman will be eligible to be awarded an annual bonus in cash on substantially the same terms as peer executives of SBC and its affiliates, which for the fiscal year beginning immediately prior to completion of the merger will be pro rated and at least at the same target percentage of annual base salary as was established by AT&T for 2005. Upon completion of the merger, all of Mr. Dorman’s options to purchase shares of AT&T common stock will vest in full, and each option will remain exercisable for the remainder of its full term as provided by its terms. In addition, all other AT&T equity-based or other long or short-term incentive awards held by Mr. Dorman will vest in full or be paid out, as the case may be, and any performance awards will be distributed as provided by their terms. Mr. Dorman also will be eligible to participate on the same terms as peer executives of SBC and its affiliates in all long-term incentive plans of SBC beginning with the first performance period starting after completion of the merger. During the term, Mr. Dorman will be eligible for, and receive benefits under, employee benefit and perquisite arrangements no less favorable than those generally applicable or made available to peer executives of SBC and, during the first six months of the term, those generally applicable or made available to Mr. Dorman prior to completion of the merger.
      If, during the first six months of the term, Mr. Dorman’s employment is terminated by SBC without cause (as defined in the agreement) or Mr. Dorman resigns for any reason, Mr. Dorman will be entitled to receive:

•	A pro rata target bonus for the year in which the termination occurs;

•	An amount equal to the amount Mr. Dorman would have been entitled to receive under any plan, agreement or program of AT&T (other than his AT&T SERP described below) had his employment been terminated without cause immediately after completion of the merger (subject to Mr. Dorman’s execution of any release required under any such plan, agreement or program);

•	Vesting and full term exercisability (as provided by their terms) for all AT&T equity based awards;

•	Payment of an annuity under his supplemental retirement arrangement equal to 60 percent of his final three-year average total cash compensation with a 50% joint and survivor annuity to Mr. Dorman and his spouse; and

•	Lifetime medical and dental benefits on the same terms and at the same cost as such benefits would have been provided had Mr. Dorman terminated employment as of immediately before completion of the merger, and Mr. Dorman will be covered under SBC’s Executive Health Plan or successor plan.
      If, during the first six months of the term, Mr. Dorman’s employment is terminated by SBC without cause (as defined in the agreement) or Mr. Dorman resigns for any reason, a consulting agreement entered into between Mr. Dorman and SBC in connection with entering into the employment agreement will become effective. Under the consulting agreement, Mr. Dorman will provide consulting services for a three-year period following his termination as may be reasonably requested by the board of directors of SBC or the Chief Executive Officer of SBC. In consideration for providing such services, Mr. Dorman will be granted

400,000 shares of restricted stock of SBC that will vest in three equal annual installments on the first three anniversaries of the date of grant. If Mr. Dorman’s consulting services are terminated during the term of the consulting agreement on account of his death, disability or by SBC other than for cause, the restrictions on the then remaining shares of restricted stock, if any, will immediately lapse. If Mr. Dorman voluntarily terminates the consulting agreement or is terminated by SBC for cause then any unvested shares of restricted stock will be forfeited.
      If Mr. Dorman’s employment is terminated by SBC for cause or for any reason after the first 6 months of the term, the only compensation and benefits he will receive are (i) his unpaid annual base salary, (ii) the AT&T SERP (if his termination is not for cause) and (iii) any other vested and accrued benefits.
      Under the employment agreement, Mr. Dorman is restricted from revealing confidential information of SBC and, during Mr. Dorman’s employment and consultancy and, in the event that Mr. Dorman’s employment or consultancy is terminated by SBC for cause, for a one-year period after such termination, Mr. Dorman may not solicit for employment any employees of SBC and may not compete with SBC. In the event that any payments to Mr. Dorman are subject to an excise tax under Section 4999 of the Code, Mr. Dorman will be entitled to an additional payment so that he remains in the same after-tax position he would have been in had the excise tax not been imposed, unless the value of the “parachute payments” to Mr. Dorman is less than 110% of the maximum amount that Mr. Dorman could receive without being subject to the excise tax, in which case Mr. Dorman’s “parachute payments” will be reduced to the maximum amount that Mr. Dorman could receive without being subject to the excise tax.
      Retention Program. Pursuant to the terms of the merger agreement, AT&T may establish a retention pool in amount not to exceed $100 million for the benefit of its employees under which each executive officer (other than members of the executive committee) may be allocated a cash retention bonus. Any retention bonus granted to such an executive officer may not exceed three times the executive officer’s annual base salary without AT&T’s consulting with SBC and obtaining consent. Because the retention program does not prescribe any circumstances in which SBC may or may not grant such waiver, SBC has sole discretion in determining whether to consent to waive the program’s limits. In addition, provided SBC consents to the waiver, the retention program does not prescribe any limit on the amount by which a retention bonus may exceed three times the annual base salary of any particular executive. Retention bonuses would be payable to the executive officers on a date established by AT&T which may be no earlier than six months following completion of the merger, subject to the executive officer’s continued employment through such date. If, however, the executive officer’s employment were to be terminated by AT&T without “cause” or by the executive officer for “good reason” prior to the date on which the retention bonus would be payable, the executive officer would be entitled to the retention bonus.
      AT&T Management Pension Plan. Under the terms of AT&T’s management pension plan, if during the two-year period following a change in control, such as the merger, a participant’s employment with AT&T is terminated by AT&T (other than for “cause” or by reason of the participant’s disability) or by the participant for “good reason”, as of the participant’s date of termination of employment, the participant (including an executive officer) will become fully vested in his or her benefit under the plan, any unbridged credited service will be bridged, the participant will be deemed to have completed the minimum period of credited service required for full conversion of the pension under the previous formula to a cash balance formula, he or she will receive a “special change in control” credit to his cash balance account plus interest from the end of the month in which the change in control occurs, and the participant may elect to receive his pension benefit in a lump sum or the existing annuity forms of benefit in the plan. The “special change in control” credit is an amount equal to the participant’s eligible pay as defined in the Plan for the calendar year immediately preceding the calendar year in which the change in control occurs multiplied by the lesser of five percent for each whole year of the participant’s employment through the change in control or 100 percent.
      AT&T Excess Benefit and Compensation Plan. Under the terms of AT&T’s excess benefit and compensation plan, as of an eligible participant’s date of termination following a change in control such as the merger, the participant (including an executive officer) will receive the “special change in control credit” as described above under the Management Pension Plan based on eligible pay in excess of the applicable limit under Section 401 (a) (17) of the Code and his or her accrued pension benefit will include the special change in control credit for purposes of determining the participant’s benefit under the excess benefit and compensation plan. Benefits under the plan are secured by assets in the AT&T Benefit Protection Trust.
      Savings Plans. Under each of the AT&T Long Term Savings Plan for Management Employees, the AT&T Retirement Savings and Profit Sharing Plan and the AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees, if during the two-year period following a change in control, such as the merger, a participant’s employment with AT&T is terminated by AT&T (other than for “cause” or by reason of the participant’s death or disability) or by the participant for “good reason”, the participant, including each executive officer, will become fully vested in any benefits accrued through the date of a change in control such as the merger.
      Non-Qualified Pension Plan. Under the AT&T Non-Qualified Pension Plan, each participant, including each executive officer, will become fully vested in any benefits accrued through the date of a change in control such as the merger. Benefits under the plan are secured by assets in the AT&T Benefit Protection Trust.
      Executive Life Insurance Benefits. Under the AT&T Senior Officer Separation Plan, a participant in the AT&T Executive Life Insurance Program, including an executive officer, will be entitled to receive a cash payment equal to the sum of (1) the present value of any necessary future life insurance premium payments that are estimated to be sufficient to provide continuation of coverage at the participant’s applicable “benefit amount” under the AT&T Executive Life Insurance Program policy as if the participant had continued in the active employment of AT&T until becoming eligible for postretirement medical benefits, plus (2) a tax adjustment payment, if, during the two-year period following a change in control such as the merger, the participant’s employment is terminated by AT&T (other than for “cause” or by reason of the participant’s disability) or by the participant for “good reason.” In addition, the AT&T Executive Life Insurance Program must remain in effect for at least two years following a change in control such as the merger.
      AT&T Executive Deferred Compensation Plan. Upon a change in control such as the merger, individual deferral and benefit agreements with executive officers and individual nonqualified pension agreements with executive officers will be covered under the plan; all plan accounts, individual deferral agreements with executive officers and individual nonqualified pension agreements with executive officers will be secured through the AT&T Benefits Protection Trust; all account balances that are unvested as of the change in control such as the merger will become fully vested as of the change of control and the rate of interest accrual following a change in control may be no less than the rate of accrual immediately prior to the change in control. In connection with the merger, AT&T has reserved the right to distribute account balances to participants in the AT&T Executive Deferred Compensation Plan after giving SBC the opportunity to review and comment upon any amendments effectuating such distributions.
      Supplemental Executive Retirement Arrangements. As discussed under “The AT&T Annual Meeting Proposals and Information — Employment Contracts and Termination of Employment Agreements,” AT&T is a party to special individual non-qualified pension arrangements (each, an “AT&T SERP”) with four executive officers, which provide annual retirement benefits determined as a percentage (based on year of termination) of the executive officer’s final three-year average total cash compensation. The AT&T SERP is reduced by other pension benefits payable from AT&T and prior employers. Upon a change in control, such as the merger, each of the executive officers who are party to the individual AT&T SERP will become fully vested in their AT&T SERP benefits to the extent not then vested. In the event that, within two years following a change in control, such as the merger, the executive officer’s employment is terminated by AT&T other than for “cause” or by the executive for “good reason,” the percentage of the executive officer’s final three-year average total cash compensation will be determined as if the executive officer had provided three additional years of service to AT&T. Mr. Dorman’s AT&T SERP was modified by his employment agreement with SBC, as discussed above. For the other executive officers, assuming that the merger is completed on December 31, 2005 and the executive officer’s employment is terminated by AT&T without cause immediately thereafter, the percentage of final three-year average total cash compensation payable to Messrs. Hannigan, Horton and the other executive officer who is party to the individual AT&T SERP, would be 18%, 14%, and 27.5%, respectively. Benefits under these individual arrangements are secured by assets in the AT&T Benefit Protection Trust.
      AT&T Short Term Incentive Plan and AT&T Management Pay Plan. As soon as administratively possible after the occurrence of a change in control such as the merger, pro rata annual bonuses through the date on which the change in control occurs will be paid to participants, including executive officers, at the greater of the target award or actual performance through the first date of the month in which the change in control occurs.
      AT&T Retiree Welfare Benefits. For purposes of each of the AT&T Post-retirement Welfare Benefits Plan, the AT&T Long-Term Care Plan for Retired Employees and the AT&T Supplementary Life Insurance Plan, if during the two-year period following a change in control, the employment of a management employee, including an executive officer, with AT&T is terminated by AT&T (other than for “cause” or by reason of the participant’s death or disability) or by the participant for “good reason”, the management employee will become a participant in the plan (1) if the sum of the participant’s age and credited service equals 65 years and (2) the participant had at least five years of credited service with AT&T as of December 31, 1999.
      AT&T Medical Expense Plan and AT&T Dental Expense Plan for Active Employees. AT&T will pay the cost of continuation of coverage for a period of up to 18 months following the termination of a participant’s (including each executive officer’s) employment following a change in control such as the merger. Such coverage period for the medical and dental benefits will run concurrently with the applicable COBRA continuation coverage period set forth under Section 4980B of the Code. In addition, AT&T Medical Expense Plan and AT&T Dental Expense Plan may not be amended to eliminate the continuation of coverage.
      AT&T Separation Medical Plan. If, at the end of the applicable COBRA continuation coverage period set forth under Section 4980 of the Code, an eligible executive officer is not covered under another group health plan, AT&T will make medical coverage available for the eligible executive officer and his or her dependents under the AT&T Separation Medical Plan on the same basis as for certain former senior managers. Should a participant elect to receive this coverage, the eligible executive officer will be responsible for the same portion of the annual premium for this medical coverage as then-applicable to similarly situated executives covered under the AT&T Separation Medical Plan.
Material United States Federal Income Tax Consequences
      The following is a summary of the material United States federal income tax consequences of the special dividend and the merger to U.S. holders of AT&T common stock. The summary is based on the Code, Treasury regulations thereunder and administrative rulings and court decisions in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect.
      For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it

—	is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or

—	has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.
      If a partnership holds AT&T common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding AT&T common stock, such holder should consult its tax advisor.
      This discussion only addresses AT&T shareholders that hold their shares of AT&T common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to an AT&T shareholder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under United States federal income tax law (including, for example, non-United States persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired AT&T common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders subject to the alternative minimum tax provisions of the Code, and holders who hold AT&T common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the special dividend or the merger under applicable state, local or non-United States laws.

      HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPECIAL DIVIDEND AND THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

The Special Dividend
      Pursuant to the terms of the merger agreement, AT&T will pay a special dividend of $1.30 per share of AT&T common stock to holders of record of AT&T common stock as of a record date to be set by the AT&T board of directors, unless, as described below, the merger is restructured to include in the per share merger consideration the per share amount of the special dividend that would otherwise be payable by AT&T.
      Individual U.S. holders who meet applicable holding period requirements under the Code for “qualified dividends” (generally more than 60 days during the 121-day period surrounding the ex-dividend date) will be taxed on the special dividend at a maximum federal income tax rate of 15%. This is based on a legal opinion from Wachtell, Lipton, Rosen & Katz to the effect that the special dividend should qualify as a distribution within the meaning of Section 301 of the Code.
      It is not possible for counsel to reach a definitive conclusion regarding the characterization of the special dividend for United States federal income tax purposes because there is a conflict of legal authorities. Some authorities have characterized a pre-merger distribution as additional merger consideration while other authorities have respected the form of such distribution as a dividend. The authorities that counsel believes are more similar to the facts of this situation respect characterization of a payment that is made in the form of a dividend and not merger consideration as a dividend. Based upon such authorities, Wachtell, Lipton, Rosen & Katz has concluded that the special dividend should constitute a distribution within the meaning of Section 301 of the Code.
      Assuming counsel’s characterization of the special dividend prevails, the special dividend will be treated as a dividend for the United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of AT&T. AT&T expects that the entire amount of the special dividend will be paid out of its current or accumulated earnings and profits. Holders should consult their tax advisors regarding any alternative characterization of the special dividend, including as consideration received in exchange for their shares of AT&T common stock. In addition, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.
      It is possible that the Internal Revenue Service could disagree with counsel’s characterization of the special dividend as a distribution for United States federal income tax purposes and instead treat the special dividend as merger consideration paid by SBC in exchange for a portion of a holder’s AT&T common stock. In such case, a holder of AT&T common stock would be taxed in the same manner as described below under “— The Merger — Merger Consideration Consisting of SBC Common Stock and Cash Paid by SBC.”
      If the special dividend is paid by AT&T, it will be paid following the adoption of the merger agreement and prior to the effective time of the merger. AT&T intends to pay the special dividend on the closing date of the merger.

The Merger
      The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. As described below, it is a condition to the closing of the merger that AT&T and SBC will receive opinions from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. The merger agreement provides that, if it is necessary to satisfy the closing condition described in the preceding sentence, the merger will be restructured to include in the per share merger consideration the per share amount of the special dividend. In that event, AT&T will not pay the special dividend. Instead, each share of AT&T common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.77942 of a share of SBC common stock, plus $1.30 in cash.
      In addition, in connection with the filing of the registration statement of which this document is a part, AT&T has received an opinion of Wachtell, Lipton, Rosen & Katz and SBC has received an opinion of Sullivan & Cromwell LLP, each to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. Each of these opinions is based on representations made by AT&T, SBC and Merger Sub, and on customary factual assumptions. Accordingly, the merger will be tax-free to holders of AT&T common stock, except with respect to any cash received, which will be taxed under one of the alternatives described under the next two subheadings. Specifically, the following material federal income tax consequences will apply:
      Merger Consideration Consisting Solely of SBC Common Stock. If the special dividend is paid by AT&T and the merger is not restructured, the material United States federal income consequences of the merger to holders of AT&T common stock will be as follows:

•	a holder will not recognize any gain or loss upon receipt of SBC common stock solely in exchange for AT&T common stock, except with respect to cash received in lieu of a fractional share of SBC common stock (as discussed below);

•	the aggregate tax basis of the shares of SBC common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis in the shares of AT&T common stock surrendered; and

•	the holding period of the SBC common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holding period of the shares of AT&T common stock surrendered.
      Merger Consideration Consisting of SBC Common Stock and Cash Paid by SBC. If (i) in order to allow counsel to issue their opinions regarding qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, the merger is restructured to include as merger consideration the $1.30 to be paid by SBC (and the special dividend is not paid by AT&T), or (ii) counsel’s characterization of the special dividend as a distribution within the meaning of Section 301 of the Code does not prevail (and the special dividend paid by AT&T were characterized as additional merger consideration paid by SBC), the material United States federal income consequences of the merger to holders of AT&T common stock will be as follows:

•	a holder will not recognize any gain in the merger, except with respect to cash received. If the holder’s adjusted tax basis in the AT&T common stock surrendered is less than the sum of the fair market value, as of the closing date of the merger, of the SBC common stock and the amount of cash received by the holder, then the holder will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash and the fair market value, as of the closing date of the merger, of the SBC common stock received, minus the adjusted tax basis of the AT&T common stock surrendered in exchange therefor, and (2) the amount of cash received by the holder in the exchange. However, if a holder’s adjusted tax basis in the AT&T common stock surrendered in the transaction is greater than the sum of the amount of cash and the fair market value of the SBC common stock received, the holder’s loss will not be currently allowed or recognized for United States federal income tax purposes. Holders should consult their tax advisors regarding the manner in which cash and SBC common stock should be allocated among different blocks of AT&T common stock. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the AT&T common stock surrendered is more than one year at the effective time of the merger. In some cases, if the holder actually or constructively owns SBC common stock other than SBC common stock received as a result of the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

•	The aggregate tax basis of SBC common stock received (including any fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of AT&T common stock for a combination of SBC common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of AT&T common stock surrendered for SBC common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of SBC common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described above but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange.

•	The holding period of the SBC common stock received (including fractional shares deemed received and redeemed as described below) will include the holding period of the AT&T common stock surrendered.

      Cash in lieu of Fractional Shares. A holder of AT&T common stock who receives cash in lieu of a fractional share of SBC common stock generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate tax basis in the shares of AT&T common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of AT&T common stock is more than one year at the effective time of the merger.
      Closing Condition Tax Opinions. It is a condition to the closing of the merger that AT&T and SBC will receive opinions from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of SBC, AT&T and Merger Sub will be a party to such reorganization. These opinions will be based on representation letters provided by AT&T, SBC and Merger Sub to be delivered at the time of closing and on customary factual assumptions. Although the merger agreement allows each of them to waive this tax opinion condition to closing, SBC and AT&T currently do not anticipate doing so. If SBC and AT&T waive these conditions and the tax consequences of the merger are materially different from those described in this document, SBC and AT&T will inform you of this decision and ask you to vote on the merger taking this into consideration.
      No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and the opinions of counsel are not binding upon the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.
      Backup Withholding and Information Reporting. Payments of cash made in connection with the merger may be subject to information reporting and “backup withholding” at a rate of 28%, unless a holder of AT&T common stock:

•	provides a correct taxpayer identification number and any other required information to the exchange agent; or

•	is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.
      All non-corporate holders of AT&T common stock should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be delivered following completion of the merger. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is supplied to the Internal Revenue Service.
Accounting Treatment
      The merger will be accounted for as an acquisition of AT&T by SBC under the purchase method of accounting of U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable net assets. Financial statements of SBC issued after consummation of the merger will reflect only the operations of AT&T after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of AT&T.
      All unaudited pro forma financial information contained in this document has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of AT&T’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to combining AT&T into SBC. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the net fair value of the assets and liabilities of AT&T as compared to the unaudited pro forma information included in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.
Regulatory Matters Related to the Merger

HSR Act and Antitrust
      The merger is subject to the requirements of the HSR Act, and the rules promulgated under the HSR Act by the FTC, which prevent transactions such as the merger from being completed until required information and materials are furnished to the DOJ, and the FTC and the applicable waiting period are terminated or expire. On February 22, 2005, SBC and AT&T filed the requisite Pre-Merger Notification and Report Forms under the HSR Act with the DOJ and the FTC. On March 24, 2005, the DOJ issued requests for additional information and documentary material to SBC and AT&T. The parties are now in the process of compiling this information and material. As a result, the waiting period will expire on the thirtieth day after SBC and AT&T have substantially complied with this request. The DOJ, the FTC and others may challenge the merger on antitrust grounds either before or after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws as it deems necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

FCC Approval
      The Federal Communications Act of 1934, as amended, requires the approval of the FCC prior to any transfer of control of certain types of licenses and other authorizations issued by the FCC. On February 22, 2005, SBC and AT&T filed applications for FCC consent to the transfer of control of AT&T and the AT&T subsidiaries that hold such licenses and authorizations to SBC. Applications for FCC consents are subject to public comment and objections and oppositions of third parties who may interpose objections. On March 11, 2005 the FCC placed the application on public notice and invited interested parties to file comments or petitions to deny. Such comments and responses or oppositions to such pleadings have been submitted to the FCC. On April 28, 2005 the FCC sent SBC and AT&T a letter requesting additional information and documents, and SBC and AT&T responded on May 9, 2005. The FCC has set for itself a goal of completing action on transfer of control applications within 180 days of public notice of the application, which target completion date would be on or around September 7, 2005 for the applications filed by SBC and AT&T. However, no law or regulation requires the FCC to complete its action by that date, or any date, and the FCC acknowledges that more complex applications may take longer. We cannot assure you that the requisite FCC approval will be obtained on a timely basis or at all. In addition, we cannot assure you that such approval will not include conditions that could result in the abandonment of the merger.

State Regulatory Approvals
      AT&T and various of its subsidiaries hold certificates, licenses and service authorizations issued by the state PUCs. Approximately 22 state commissions and the District of Columbia commission require formal applications for the transfer of control of these certificates, licenses and authorizations to SBC. Applications for state approvals are subject to public comment and objections and oppositions of third parties who may interpose objections. In addition to these applications, SBC and AT&T will file notifications of the merger in the remaining states. In some of these states, the public utility commissions could initiate proceedings in response to the notification. SBC and AT&T filed these state transfer applications and notifications with the state PUCs on February 28, 2005. Certain of these state PUCs have already granted their approval as of the date of this document, while the other state PUCs are still reviewing the applications. SBC and AT&T believe that the merger complies with applicable state standards for approval, but there can be no assurance that the state PUCs will timely grant the transfer applications or not subject their approval to conditions or restrictions.

Municipal Franchises
      The merger may require the approval of municipalities where AT&T holds franchises to provide communications and other services.

Foreign and Certain Other Regulatory Matters
      SBC and AT&T will be required to obtain approvals for the merger from, or provide notice of the merger to, governmental entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating investment in certain countries outside the United States where AT&T conducts business. We do not currently anticipate that our pursuit of any of these clearances or approvals will hinder, delay or restrict completion of the merger.
      The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. We are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.
Merger Fees, Costs and Expenses
      All expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. See “The Merger Agreement — Covenants and Agreements — Fees and Expenses” on page 70.
No Dissenters’ Rights of Appraisal
      The New York Business Corporation Law (which is referred to in this document as the NYBCL) provides that in some mergers, shareholders who do not vote in favor of a merger and who comply with a series of statutory requirements have the right to receive, instead of the merger consideration, the fair value of their shares as appraised by the courts, payable in cash. However, this right to appraisal is not available under the NYBCL to holders of AT&T common stock in connection with the merger contemplated under the merger agreement.
Resale of SBC Common Stock
      In general, shares of SBC common stock issued to AT&T shareholders pursuant to the merger will be freely transferable, except for any shares received by persons who may be deemed to be “affiliates” of the parties under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with a person. Affiliates may sell their shares of SBC common stock only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. SBC’s registration statement on Form S-4, of which this document constitutes a part, does not cover the resale of SBC common stock held by affiliates after the transactions.

THE MERGER AGREEMENT
      The following is a summary of selected provisions of the merger agreement. While SBC and AT&T believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Annex A to, this document. We urge you to read the merger agreement in its entirety.
The Merger
      Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will be merged with and into AT&T. As a result of the merger, AT&T will be the surviving corporation and will become a wholly owned subsidiary of SBC. The separate corporate existence of AT&T, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the merger, except as set forth in the merger agreement.
Closing and Effectiveness of the Merger
      The closing of the merger will occur on the fifth business day after the satisfaction or waiver of all of the closing conditions provided in the merger agreement, except for those conditions that, by their terms, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), or on such other date as SBC and AT&T may agree in writing. See “— Conditions to the Merger” beginning on page 71.
      As soon as practicable following the closing, SBC and AT&T will deliver an executed and acknowledged certificate of merger to the Department of State of the State of New York. At that time, or at such later time as may be agreed by the parties in writing and specified in the certificate of merger, the merger will become effective.
Surviving Corporation’s Governing Documents, Officers and Directors; SBC’s Post-Closing Directors
      Surviving Corporation Governing Documents. At the effective time of the merger, the certificate of incorporation of the surviving corporation will be in the form of the certificate of incorporation attached to the merger agreement and the by-laws of Merger Sub in effect at the effective time of the merger will be the by-laws of the surviving corporation, in each case until thereafter amended as provided therein or by applicable laws.
      Surviving Corporation Officers and Directors. The directors and officers of Merger Sub at the effective time of the merger will, from and after the effective time, be the directors and officers of the surviving corporation until their successors will have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s certificate of incorporation and by-laws.
      SBC’s Post-Closing Board of Directors. At the effective time of the merger, SBC will increase the size of its board of directors to enable it to appoint David W. Dorman, the current Chairman and Chief Executive Officer of AT&T, plus two other members of the board of directors of AT&T selected by mutual agreement of

SBC and AT&T, as members of the board of directors of SBC, and the board of directors of SBC will appoint each of Mr. Dorman and the other two designees to serve as directors until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with SBC’s restated certificate of incorporation and by-laws. For a more complete description with respect to the appointment of Mr. Dorman to the SBC board of directors see “The Merger — Interests of AT&T Executive Officers and Directors in the Merger — Employment Agreement with David W. Dorman” beginning on page 50.
Merger Consideration and Special Dividend
      Conversion of AT&T Common Stock. At the effective time of the merger, each share of AT&T common stock issued and outstanding immediately prior to the effective time (other than any shares of AT&T common stock owned by SBC, AT&T or any of their respective subsidiaries, which shares are not beneficially owned by third parties) will be converted into the right to receive 0.77942 of a share of SBC common stock, together with the right, if any, to receive cash in lieu of fractional shares of SBC common stock. See “— Fractional SBC Common Shares” below. In addition, immediately prior to the effective time of the merger, a special dividend of $1.30 per share will become payable to each holder of a share of AT&T common stock as of a record date that would be set by the AT&T board of directors. See “— Covenants and Agreements — Special Dividend” below.
      For more information regarding the SBC common stock, see “Description of SBC Capital Stock — SBC Common Stock.”
      Conversion of AT&T Subsidiary Preferred Stock. At the effective time of the merger, each share of AT&T subsidiary preferred stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one share of SBC preferred stock having a value substantially equivalent, in SBC’s judgment, to an AT&T subsidiary preferred share at the effective time of the merger and having such other terms as necessary to ensure that the SBC preferred stock would not constitute “non-qualified preferred stock” for federal income tax purposes and any other terms necessary so as not to prevent the delivery of the tax opinions described in “— Conditions to the Merger” below.
      Cancellation of Other AT&T Common Stock. At the effective time of the merger, shares of AT&T common stock owned by SBC, AT&T or any of their respective subsidiaries, except for shares that are beneficially owned by third parties, will be canceled and retired without payment of any consideration therefor and will cease to exist.
      Conversion of Merger Sub Stock. At the effective time of the merger, each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation.
      Fractional SBC Common Shares. Fractional shares of SBC common stock will not be issued in the merger. Instead, any holder of shares of AT&T common stock who otherwise would have been entitled to receive a fractional share of SBC common stock will be entitled to receive a cash payment in lieu thereof in an amount equal to the product obtained by multiplying (1) the fractional part of a share of SBC common stock an AT&T stockholder would otherwise be entitled to receive by (2) the average closing price for a share of SBC common stock as reported on the NYSE composite transactions reporting system for the 20 trading days ending on the fifth trading day prior to the closing date of the merger.
      Exchange Procedures. As soon as practicable after the effective time of the merger, an exchange agent selected by SBC with AT&T’s approval will provide appropriate transmittal materials to holders of record of AT&T common stock, advising such holders of the procedure for surrendering their shares to the exchange agent.

      Upon the surrender of the holder’s shares of AT&T common stock, the holder will be entitled to receive in exchange therefor:

•	whole shares of SBC common stock that such holder is entitled to receive pursuant to the merger, as described in “— Conversion of AT&T Common Stock” above; and

•	a check in the amount, after giving effect to any required tax withholdings, of any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive as described in the next paragraph.
      All shares of SBC common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by SBC in respect of SBC common stock, the record date for which is after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of SBC common stock shall be paid to any holder of any unsurrendered shares of AT&T common stock until the unsurrendered shares of AT&T common stock are surrendered for exchange. Any holder of unsurrendered shares of AT&T common stock will be entitled to vote after the effective time of the merger at any meeting of SBC stockholders the number of whole shares of SBC common stock such holder is entitled to receive in the merger, regardless of whether the holder shall have exchanged its shares.
      In the case of any shares of AT&T common stock that are not represented by certificates, the exchange agent will issue at the effective time of the merger the shares of SBC common stock to which such holders are entitled without any action by those holders.
      Adjustments to Prevent Dilution. If, between the date of the merger agreement and the effective time of the merger, AT&T changes the number of issued and outstanding shares of AT&T common stock or securities convertible or exchangeable into or exercisable for shares of AT&T common stock, or SBC changes the number of issued and outstanding shares of SBC common stock or securities convertible or exchangeable into or exercisable for shares of SBC common stock, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, then the exchange ratio of 0.77942 will be equitably adjusted.
      Stock Options and Other Stock Awards. At the effective time of the merger, each outstanding option to purchase shares of AT&T common stock granted under AT&T’s stock-based benefit plans and under individual employment agreements to which AT&T is a party, whether vested or unvested, will be converted into an option to acquire a number of shares of SBC common stock (rounded up to the nearest whole number) obtained by multiplying the number of shares of AT&T common stock subject to the AT&T stock option immediately prior to the effective time of the merger by the exchange ratio of 0.77942. The exercise price per share (rounded down to the nearest whole cent) will be obtained by dividing the exercise price per AT&T share of such AT&T stock option immediately prior to the effective time of the merger by the exchange ratio of 0.77942. Following the effective time of the merger, each AT&T stock option will continue to be governed by the same terms and conditions as were applicable to the option immediately prior to the effective time of the merger.
      At the effective time of the merger, each right of any kind, contingent or accrued, to acquire or receive shares of AT&T common stock or benefits measured by the value of AT&T common stock, and each award of any kind consisting of shares of AT&T common stock that may be held, awarded, outstanding, payable or reserved for issuance under any AT&T stock plans or benefit plans, other than AT&T stock options, will be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of SBC common stock obtained by multiplying the number of AT&T shares subject to such award immediately prior to the effective time of the merger by the exchange ratio of 0.77942, and each such right will otherwise be subject to the terms and conditions applicable to such right under the relevant AT&T stock plan or other benefit plan.
      The AT&T board of directors, or its applicable committee, will take all necessary actions to ensure that the terms of AT&T stock options and other stock-based awards then outstanding are equitably adjusted to take into account the payment of the special dividend of $1.30 per share described under “ — Conversion of AT&T Common Stock” above.
Representations and Warranties
      The merger agreement contains various representations and warranties of AT&T, Merger Sub and SBC.
      AT&T. The representations and warranties of AT&T relate generally to:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority, approval and fairness matters;

•	governmental filings, absence of violations and certain contracts;

•	AT&T’s SEC filings and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	employee benefit plans;

•	compliance with laws and licenses;

•	material contracts;

•	real property;

•	right-of-way agreements;

•	takeover statutes;

•	environmental matters;

•	taxes;

•	labor matters;

•	intellectual property and IT assets;

•	General Services Administration action;

•	export controls and trade sanctions;

•	foreign corrupt practices act; and

•	brokers and finders.
      SBC and Merger Sub. The representations and warranties of SBC and Merger Sub relate generally to:

•	organization, good standing and qualification;

•	capital structure of SBC;

•	capital structure of Merger Sub;

•	corporate authority, approval and fairness matters;

•	governmental filings, absence of violations;

•	SBC reports and financial statements;

•	litigation and liabilities;

•	compliance with laws; and

•	absence of changes.
      Certain representations and warranties of AT&T and SBC are qualified as to materiality or “material adverse effect.” When used with respect to AT&T or SBC, “material adverse effect” means:

•	a material adverse effect on the financial condition, assets, liabilities, business or results of operations of AT&T or SBC, as applicable, and its subsidiaries taken as a whole, excluding any such effects resulting from:

—	changes in political or regulatory conditions generally;

—	changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the telecommunications industry in which AT&T or SBC, as applicable, or any of its subsidiaries operates; or

—	the announcement or consummation of the merger agreement; or

•	an effect that would prevent, materially delay or materially impair the ability of AT&T or SBC, as applicable, to consummate the merger and the other transactions contemplated by the merger agreement.
      When used with respect to AT&T, “material adverse effect” excludes the effect of a decline in the revenues of the consumer business operations of AT&T and its subsidiaries prior to the effective time of the merger of not more than 50% from the revenues in AT&T’s 2005 business plan, it being understood that only the portion of any decline in revenues in excess of 50%, if any, will be considered in determining whether there is a material adverse effect.
Covenants and Agreements
      Conduct of AT&T Pending the Merger. The merger agreement provides that, until the termination of the merger agreement or effective time of the merger, the business of AT&T and its subsidiaries will be conducted in the ordinary and usual course and, to the extent consistent therewith, AT&T and its subsidiaries will use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of AT&T and its subsidiaries. In addition, AT&T may not knowingly take or permit any of its subsidiaries to take any action or refrain from taking any action that would be reasonably and foreseeable likely to prevent the consummation of the merger by the termination date described in “— Termination” below.
      The merger agreement also provides that, from the date of the merger agreement until the effective time of the merger, except as otherwise expressly required by the merger agreement or except as SBC may approve in writing (such approval not to be unreasonably withheld or delayed), and subject to certain other exceptions, AT&T will not and will not permit its subsidiaries to:

•	adopt or propose any change in its certificate of incorporation or by-laws or amend any term of the AT&T shares;

•	merge or consolidate AT&T or any of its subsidiaries with any other person, except for any such transactions among wholly owned subsidiaries of AT&T that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

•	acquire assets outside of the ordinary course of business from any other person with a value or purchase price in excess of $100,000,000 in the aggregate, subject to certain exceptions;

•	enter into any material line of business in any geographic area other than the current lines of business of AT&T or any of its subsidiaries, and in the geographic areas where they were conducted as of the date of the merger agreement, or engage in the conduct of any business in any state or foreign country that would require the receipt or transfer of a license from a governmental entity, subject to certain exceptions;

•	file for any license from a governmental entity outside of the ordinary course of business, subject to certain exceptions;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of AT&T or any of its subsidiaries, any securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of shares pursuant to AT&T’s stock plans or pursuant to AT&T’s dividend reinvestment program;

•	create or incur any lien material to AT&T or any of its subsidiaries on any assets of AT&T or any of its subsidiaries having a value in excess of $50,000,000, other than in connection with existing receivables facilities and securitizations and renewals thereof in the ordinary course of business, or in connection with the refinancing of AT&T’s indebtedness under its existing credit facility;

•	make any loans, advances or capital contributions to or investments in any person in excess of $25,000,000 in the aggregate;

•	declare, set aside or pay any dividend or distribution on any shares of AT&T common stock other than the special dividend or AT&T’s regular quarterly dividend of $.2375 per share in cash per quarter at record and payment dates consistent with past practices, or any shares of capital stock of any subsidiaries, provided that AT&T will designate the record dates for its quarterly dividends to coincide with the record dates for SBC’s quarterly dividends, beginning with the record date on July 10, 2005;

•	reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•	incur or guarantee any indebtedness for borrowed money or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of AT&T or any of its subsidiaries, except for:

—	indebtedness incurred in the ordinary course of business not to exceed $100,000,000 in the aggregate,

—	indebtedness in replacement of existing indebtedness on customary commercial terms,

—	guarantees by AT&T of indebtedness of its wholly owned subsidiaries or guarantees by subsidiaries of indebtedness of AT&T, or

—	interest rate swaps on customary commercial terms consistent with past practice and not to exceed $100,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

•	make or authorize any capital expenditure, subject to certain exceptions;

•	other than in the ordinary course of business, enter into any contract that would have been a “material contract” for purposes of the merger agreement had it been entered into prior to the date of the merger agreement;

•	make any changes with respect to accounting policies or procedures, except as required by changes in generally accepted accounting principles or by applicable law or as AT&T, based upon the advice of its independent auditors after consultation with SBC, determines in good faith is advisable to conform to best accounting practices;

•	settle any litigation or other proceedings before a governmental entity for an amount to be paid by AT&T or any of its subsidiaries greater than $50,000,000 or which would be reasonably likely to have any adverse impact on its or its subsidiaries’ operations, subject to certain tax-related exceptions;

•	amend or modify in any material respect, or terminate or waive any material right or benefit under, any material contract or cancel, modify or waive any debts or claims or waive any rights having in each case a value in excess of $25,000,000, other than in the ordinary course of business;

•	make any material tax election or take any material position on any material tax return filed on or after the date of the merger agreement or adopt any method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods, except as required by law or by any currently effective tax sharing agreement;

•	sell, lease, license or otherwise dispose of any assets of AT&T or its subsidiaries except in the ordinary course of business or obsolete assets or sales, leases, licenses or other dispositions of assets with a fair market value of not more than $50,000,000 in respect of any one asset and not more than $100,000,000 in the aggregate, subject to certain exceptions;

•	except as required by agreements in effect prior to the date of the merger agreement or as otherwise required by applicable law:

—	enter into any commitment to provide any severance or termination benefits to, or amend any existing arrangement with, any director, officer or employee of AT&T or any of its subsidiaries, other than for severance or termination benefits to employees (other than certain executive officers) in the ordinary course of business consistent with past practice and pursuant to the terms of certain plans, programs or arrangements in effect prior to the date of the merger agreement or except in connection with newly hired or newly promoted employees, in each case to the extent consistent with past practice;

—	increase the benefits payable under any existing severance or termination benefit policy or employment agreement, other than as required to be increased pursuant to the existing terms of any such policy or agreement or as a result of ordinary pay raises or promotions;

—	enter into any employment severance, change in control, termination, deferred compensation or other similar agreement, or amend any such existing agreement, with any director, officer or employee of AT&T or any of its subsidiaries other than pursuant to the terms of any compensation or benefit plan in effect on the date of the merger agreement;

—	establish, adopt, amend or terminate any compensation and benefit plan, except for technical amendments in the ordinary course of business consistent with past practice that do not materially increase the cost of such arrangements to AT&T;

—	increase the compensation, bonus or other benefits of, make any new awards under any compensation and benefit plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of AT&T or any of its subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice for employees other than certain executive officers or except in connection with newly hired or newly promoted employees, in each case to the extent consistent with past practice;

—	take any action to fund, secure the payment of or accelerate the vesting or payment of compensation or benefits under any compensation and benefit plan, except as required pursuant to its terms;

—	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any compensation and benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by generally accepted accounting principles or in the ordinary course of business consistent with past practice;

—	amend the terms of any outstanding equity-based award;

—	provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards upon a change in control occurring on or prior to the effective time of the merger for any grants made after the date of the merger agreement;

—	exercise any discretion to cash out awards pursuant to AT&T’s 1997 Long Term Incentive Program; or

—	enter into any new collective bargaining agreements or amendments to existing collective bargaining agreements except in connection with newly hired or newly promoted employees, in each case to the extent consistent with past practice;

•	fail to initiate appropriate steps to renew any material governmental licenses held by AT&T or any of its subsidiaries that are scheduled to terminate prior to or within 60 days after the effective time of the merger or to prosecute any pending applications for any material governmental license; or

•	agree or commit to do any of the foregoing.
      Conduct of SBC Pending the Merger. The merger agreement provides that SBC will not, and it will cause its subsidiaries not to, enter into any agreement for the acquisition of any business or person which provides interexchange telecommunications or long distance services, other than the provision of such services in de minimis amounts or any provision of such services solely as a component of the provision of mobile wireless voice or data services. In addition, SBC may not knowingly take or permit any of its subsidiaries to take any action or refrain from taking any action that would be reasonably and foreseeable likely to prevent the consummation of the merger by the termination date described in “— Termination” below.
      The merger agreement also provides that, from the date of the merger agreement until the effective time of the merger, except as otherwise expressly required by the merger agreement or as AT&T may approve in writing (such approval not to be unreasonably withheld or delayed), SBC will not and will not permit its subsidiaries to:

•	adopt or propose any material change in SBC’s certificate of incorporation or by-laws or amend any term of the shares of SBC common stock;

•	merge or consolidate SBC or Merger Sub with any other person or adopt a plan of liquidation;

•	enter into or acquire any new line of business that is material to SBC and its subsidiaries taken as a whole and is not strategically related to the current business or operations of SBC and its subsidiaries;

•	issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of SBC or any of its subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights to acquire any shares of such capital stock or such convertible or exchangeable securities, except for shares of SBC common stock issued for fair value in arm’s-length transactions or in the ordinary course of business consistent with past practices pursuant to SBC’s employee benefit plans;

•	declare, set aside or pay any dividend or distribution on any shares of SBC common stock or capital stock of any of its subsidiaries other than by wholly owned subsidiaries and pro rata dividends or distributions payable to holders of interests in non wholly owned subsidiaries and other than SBC’s regular quarterly dividend, including any increases thereof, at record and payment dates consistent with past practice;

•	reclassify, split, combine or subdivide, or repurchase, redeem or otherwise acquire at prices above fair market value any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock; or

•	agree or commit to do any of the foregoing.
      To the extent that SBC’s foregoing obligations relate to Cingular LLC and its subsidiaries, these obligations will be limited to taking such steps, such as the exercise of any veto rights, that are within the unilateral power and control of SBC and its subsidiaries (other than Cingular LLC and its subsidiaries), and none of the foregoing obligations will require any of SBC’s representatives (or require SBC to compel any of its representatives) to take any actions that would violate the fiduciary duties of such representatives under applicable law with respect to any beneficial owners of equity securities of Cingular LLC or its affiliates other than SBC or any of its subsidiaries.
      Acquisition Proposals. The merger agreement provides that AT&T, any of its subsidiaries or any of the officers and directors of AT&T or any of its subsidiaries will not, and AT&T will cause its and its subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its subsidiaries, not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer, which we refer to as an acquisition proposal, with respect to:

—	a merger, reorganization, share exchange, consolidation or similar transaction involving AT&T;

—	any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in AT&T; or

—	any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of AT&T and its subsidiaries, taken as a whole.

•	have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any person other than SBC and Merger Sub to make or implement an acquisition proposal.
      The merger agreement provides that these restrictions would not prevent AT&T or its board of directors from complying with its disclosure obligations under the Securities Exchange Act of 1934, as amended (which is referred to in the document as the Exchange Act), with regard to an acquisition proposal. However, if such disclosure has the substantive effect of withdrawing, modifying or qualifying the recommendation of the AT&T board of directors of the merger in a manner adverse to SBC or the adoption of the merger agreement by the board of directors of AT&T, SBC will have the right to terminate the merger agreement. See “— Termination” below.
      The merger agreement also provides that the above restrictions would not prevent AT&T or its board of directors, at any time prior to, but not after, the time the merger agreement is adopted by requisite vote of AT&T shareholders, from:

•	providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the AT&T board of directors receives from the person so requesting such information an executed confidentiality agreement (excluding standstill provisions) on customary terms;

•	engaging in any discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal if the AT&T board of directors receives from such person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or

•	recommending or agreeing to recommend such an unsolicited bona fide written acquisition proposal to the AT&T shareholders;

if and only to the extent that:

•	in each such case referred to in the three bullet points of the previous paragraph, the AT&T board of directors determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law;

•	in the case referred to in the last two bullet points of the previous paragraph, the AT&T board of directors determines in good faith, after consultation with its financial advisor and outside counsel, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the person making the proposal, that such acquisition proposal (which must involve at least 50% of the assets or equity securities of AT&T), if consummated, is more favorable, from a financial point of view, taking into account the likelihood of consummation, to AT&T’s shareholders than the transactions contemplated by the merger agreement, in each case taking into account any revisions to the terms of the transactions contemplated by the merger agreement (any such more favorable acquisition proposal is referred to in this document as a superior proposal); and

•	in the case referred to in the last bullet point of the previous paragraph, SBC must have had written notice of AT&T’s intention to take the action referred to that bullet point at least five business days prior to the taking of such action by AT&T and AT&T has complied with the following paragraph.
      AT&T has agreed that it does not consider that Verizon Communications, Inc. would be more likely than SBC to obtain the regulatory approvals required to consummate an acquisition of AT&T, or to obtain those regulatory approvals more quickly. AT&T’s agreement is based upon and assumes that there is no material change in Verizon’s business or in the information available to AT&T with respect to that business and that Verizon would not be willing to assume materially greater contractual obligations or risk with respect to obtaining regulatory approvals than SBC has assumed in the merger agreement.
      The merger agreement provides that AT&T must notify SBC as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any acquisition proposal or potential acquisition proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its representatives, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposal or offer and thereafter shall keep SBC informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations.
      The merger agreement further provides that during the five-business day period prior to its recommending an acquisition proposal to AT&T’s shareholders, AT&T and its representatives will negotiate in good faith with SBC and its representatives regarding any revisions to the terms of the transaction contemplated by the merger agreement proposed by SBC and that AT&T may take any such action with respect to an acquisition proposal that is a superior proposal only if it continues to be a superior proposal in light of any revisions to the terms of the transaction contemplated by the merger agreement to which SBC may have agreed prior to the expiration of the five business day period. No acquisition proposal will be deemed to be a superior proposal if SBC will have agreed to revisions to the transactions contemplated by the merger agreement and the AT&T board of directors will not have reasonably determined in good faith that the transactions contemplated by the merger agreement as so revised are not substantially equivalent to or better than such acquisition proposal, from a financial point of view, taking into account the likelihood of consummation, to AT&T’s shareholders.
      AT&T will deliver to SBC a new notice of superior proposal with respect to each acquisition proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such acquisition proposal to AT&T’s shareholders and that a new five business-day period will commence with respect to each such materially revised or modified acquisition proposal from the time SBC receives a notice of superior proposal with respect thereto. AT&T will provide any information to SBC that it is providing to another person in connection with an acquisition proposal as permitted by the merger agreement at the same time it provides it to such other person.

      The merger agreement provides that AT&T must immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted with respect to any acquisition proposal. AT&T must promptly request each person that has executed a confidentiality agreement in connection with its consideration of a transaction with AT&T to return or destroy all confidential information furnished prior to the execution of the merger agreement to or for the benefit of such person by or on behalf of AT&T or any of its subsidiaries. AT&T must take the necessary steps to promptly inform its representatives of the obligations undertaken with respect to acquisition proposals.
      Shareholders Meeting. The merger agreement requires AT&T to call and hold a shareholders meeting to vote upon the adoption of the merger agreement as promptly as practicable after the date the registration statement of which this document forms a part became effective and in any event within 120 days after the date of the merger agreement (or, if later, not more than 60 days after the date of this document). Additionally, subject to specified conditions related to its fiduciary duties, the board of directors of AT&T has agreed to recommend that stockholders tender their shares in the offer and vote in favor of the merger agreement.
      Reasonable Best Efforts. Each of AT&T, SBC and their respective subsidiaries will use their reasonable best efforts to take all necessary actions to comply with all legal requirements which may be imposed on that party with respect to the merger and to consummate the transactions contemplated by the merger agreement as soon as practicable, including making any necessary filings with governmental entities, and obtaining all necessary or advisable consents, registrations, approvals, permits and authorizations from any third parties and/or governmental entities, as soon as practicable. However, in connection with using their reasonable best efforts, the parties will not be required to take or refrain from taking any action, or to agree to any restriction with respect to any assets or operations of the parties or their respective subsidiaries, that would take effect prior to the effective time of the merger or would reasonably be expected to have a material adverse effect on AT&T or a specified material adverse effect (as defined below) on SBC and its subsidiaries following the effective time of the merger. If any lawsuits or other legal proceedings challenge the consummation of the merger or other transactions contemplated by the merger agreement, AT&T and SBC agree to use their reasonable best efforts to resolve any such challenges.
      For purposes of the merger agreement, a specified material adverse effect is generally defined as a material adverse effect on AT&T and its subsidiaries, or on SBC and its subsidiaries following the effective time of the merger (with materiality considered by reference to the properties, assets, liabilities, business and results of operations of AT&T and its subsidiaries, taken as a whole, rather than that of SBC and its subsidiaries, taken as a whole), in each case applying the following principles:

•	both the positive and negative effects of any required divestiture or other required action, restriction or agreement referred to in the preceding paragraph will be taken into account (subject to the following two bullet points);

•	any required divestiture of any of the consumer business operations of AT&T or its subsidiaries, or of any fiber optic facilities used by AT&T or its subsidiaries to provide exchange access or local exchange services that compete with SBC’s fiber optic facilities in SBC’s region (up to an aggregate net negative effect of $100 million from the divestiture of these fiber optic facilities), will be deemed to have a net effect of zero; and

•	the loss of any synergies anticipated by SBC from the merger with respect to any divestiture required by the FCC or DOJ in order to consummate the transactions contemplated by the merger agreement will not be taken into account.
      For purposes of the above principles, “SBC’s region” includes those portions of the States of Texas, Oklahoma, Arkansas, Missouri, Kansas, California, Nevada, Illinois, Michigan, Indiana, Ohio, Wisconsin and Connecticut in which SBC or one of its subsidiaries is an incumbent local exchange carrier, as defined in the Telecommunications Act of 1934, as amended, and “net negative effect” means the aggregate negative economic effects, net of any positive effects, on the value of the assets, business or operations of SBC and its subsidiaries after the effective time of the merger from the divestiture of any fiber optic facilities referred to in the second bullet point above.

      Notice and Access to Information. The parties have agreed to notify each other of certain written communications, notices and proceedings related to the merger. In addition, AT&T has agreed to provide SBC with reasonable access to its and its subsidiaries’ information concerning its and its subsidiaries’ business, properties and personnel as may reasonably be requested.
      Publicity. AT&T and SBC have agreed to consult with each other prior to issuing any press releases or public announcements with respect to the transactions contemplated by the merger agreement and prior to making any filings with any third party or governmental entity with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any governmental entity.
      Employee Matters. SBC has agreed that, from the effective time of the merger through the first anniversary of the last day of the plan year of each compensation and benefit plan in which the effective time of the merger occurs, those individuals who were employees or former employees of AT&T and its subsidiaries at the effective time of the merger will be provided compensation and employee benefits, other than plans involving the issuance of shares of AT&T common stock and payments or benefits made by reason of, or any increase in value attributable to, the transactions contemplated by the merger agreement, no less favorable than those provided to those employees prior to the effective time of the merger. In addition, until the second anniversary of the effective time of the merger, SBC will and will cause the surviving corporation to continue several of AT&T’s severance plans (to the extent required under each of the severance plans). SBC has also agreed to waive pre-existing conditions exclusions, waiting periods and certain other requirements, provide credit for co-payments and deductibles paid and generally recognize prior service with AT&T for purposes of SBC’s benefit plans (other than for purposes of benefit accrual under defined benefit pension or retirement plans or for new programs for which credit for benefit accrual is not given to similarly situated employees of SBC).
      SBC has agreed that it will and will cause the surviving corporation and its subsidiaries to honor the terms of any collective bargaining agreements to which AT&T and its subsidiaries are a party.
      AT&T and SBC have agreed that, prior to the consummation of the merger, AT&T will establish a retention bonus pool designed to retain certain key employees of AT&T through the transition period between the announcement of the merger and a period following the consummation of the merger. Participants in the retention pool will be selected by AT&T in consultation with SBC, although the final selections will be made in the sole discretion of AT&T and in no event will members of AT&T’s executive committee be eligible to participate. The aggregate amount of the retention pool will be up to $100,000,000. Individual retention bonus amounts generally will range between one and three times the participant’s annual base salary depending upon the participant’s position and will be paid to participants on a date established by AT&T which may be no earlier than six months following the closing of the merger or on such earlier date as the participant’s employment is terminated by AT&T or SBC without cause or a constructive termination of the participant for good reason.
      Fees and Expenses. Whether or not the merger is consummated, except as otherwise agreed by the parties, the parties will pay all of their own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement.
      Indemnification and Directors’ and Officers’ Insurance. SBC and AT&T have agreed to indemnify and hold harmless the directors and officers of AT&T and its subsidiaries for costs arising out of matters existing or occurring at or prior to the effective time of the merger. The surviving corporation has agreed to maintain directors’ and officers’ liability insurance for six years following the effective time of the merger.
      Regulatory Compliance. AT&T and each of its subsidiaries agreed to use its reasonable best efforts to:

•	cure any material violations and defaults by any of them under any applicable rules and regulations of the FCC or the Federal Aviation Administration, which is referred to as the FAA in this document, no later than the effective time of the merger;

•	comply in all material respects with the terms of, and make all necessary filings under, AT&T’s FCC licenses and the FAA rules; and

•	take all actions reasonably requested in writing by SBC for each of them to be in compliance effective upon the closing of the merger with the provisions of Sections 271 and 272 of the Communications Act of 1934, as amended. SBC has agreed to reimburse AT&T for any reasonable out-of-pocket expenses it incurs at SBC’s request to comply with this requirement.
      Neither AT&T nor its subsidiaries will be required to cure any alleged material violation or default with any applicable rule or regulation of the FCC or the FAA for any matter until there is a final and nonappealable order or decision holding that AT&T or its subsidiary is in material violation or default of the applicable rule or regulation.
      Potential Sale of AT&T’s Assets. Between the date of the merger agreement and the effective time of the merger, AT&T and its subsidiaries must cooperate with SBC to facilitate the disposition of certain agreed upon assets or ownership interests or assets or ownership interests which are inconsistent with SBC’s strategic objectives and the value of which in the aggregate does not exceed $100,000,000.
      AT&T and its subsidiaries will use their reasonable best efforts to permit potential purchasers of those potential sale interests to conduct reasonable investigations, comply with any applicable right of first refusal, right of first offer, right of approval or similar provisions that may be applicable and to deliver notices, make filings and execute contracts in connection with such potential sale interests, as reasonably requested by SBC.
      AT&T and its subsidiaries will not be required to execute any contract requiring AT&T or any of its subsidiaries to dispose of any such potential sale interests, or to agree to restrictions on their businesses or operations, prior to the effective time of the merger. SBC may identify potential purchasers of potential sale interests and negotiate contracts selling those interests. AT&T may and, to the extent reasonably requested by SBC, will participate in such negotiations. SBC will reimburse AT&T and its subsidiaries for their reasonable costs in complying with their obligations with respect to potential sale interests.
      Special Dividend. Following the date of the adoption of the merger agreement by holders of AT&T shares constituting the requisite vote at the stockholders meeting and prior to the effective time of the merger, AT&T will declare and pay a special dividend of $1.30 per share payable to holders of record of outstanding shares of AT&T common stock as of a record date set by the AT&T board of directors, to be payable no later than the effective time of the merger. Subject to applicable law, AT&T will use its reasonable best efforts to cause the special dividend to be paid prior to the effective time on the closing date of the merger. AT&T does not intend to pay the special dividend unless the merger is to be completed.
Conditions to the Merger
      Conditions to Each Party’s Obligations to Effect the Merger. The respective obligation of each of SBC, Merger Sub and AT&T to complete the merger is conditioned upon the satisfaction or waiver prior to the effective time of the merger of each of the following conditions:

•	the merger agreement will have been duly adopted by holders of a majority of the outstanding shares of AT&T common stock entitled to vote on the matter in accordance with applicable law and AT&T’s certificate of incorporation and by-laws;

•	the waiting period applicable to the consummation of the merger under the HSR Act will have expired or been earlier terminated;

•	if applicable, the European Commission, or a governmental entity of a member state of the European Union, as applicable, will have granted approval of the merger and the other transactions contemplated by the merger agreement;

•	all approvals and authorizations required to be obtained in respect of AT&T’s communications licenses and from foreign and other governmental entities for the consummation of the merger will have been obtained (subject to certain exceptions);

•	no governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any order or law that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger or the other transactions contemplated by the merger agreement, except for orders of governmental entities outside the United States as would not, individually or in the aggregate, reasonably be expected to have a specified material adverse effect (as defined under “Covenants and Agreements — Reasonable Best Efforts” above) and which do not provide a reasonable basis to conclude that the AT&T, SBC or their respective directors or officers would be subject to the risk of criminal liability;

•	the registration statement of which this document forms a part will have been declared effective by the SEC under the Securities Act and no stop order suspending its effectiveness will have been issued by the SEC and no proceedings for that purpose will have been initiated or threatened by the SEC; and

•	the shares of SBC common stock to be issued in the merger will have been authorized for listing on the NYSE upon official notice of issuance.
      Conditions to Obligations of SBC and Merger Sub. The obligations of SBC and Merger Sub to effect the merger are subject to the satisfaction or waiver by SBC at or prior to the effective time of the merger of the following conditions:

•	certain specified representations and warranties made by AT&T in the merger agreement will be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties made by AT&T in the merger agreement, without giving effect to any materiality or material adverse effect qualifications contained therein, individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) will not have had, or reasonably be expected to have, a material adverse effect; and SBC will have received a certificate as to the foregoing from the chief executive officer or chief financial officer of AT&T;

•	AT&T will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and SBC will have received a certificate to such effect from the chief executive officer or chief financial officer of AT&T;

•	no governmental entity of competent jurisdiction will have instituted (or if instituted, will not have withdrawn) any proceeding seeking any order that restrains, enjoins or otherwise prohibits the consummation of the merger or the other transactions contemplated by the merger agreement, and no governmental entity will have instituted any civil, criminal or administrative action, suit, claim, hearing, investigation or other proceeding the existence of which would, in the reasonable judgment of SBC, individually or in the aggregate, be reasonably likely to result in the failure of the condition described in the fifth bullet point under “ — Conditions to the Merger — Conditions to Each Party’s Obligation to Effect the Merger” above;

•	All governmental consents will have been made or obtained (subject to certain exceptions). All governmental consents that have been obtained will have been obtained without the imposition of any term, condition or consequence the acceptance of which would, individually or in the aggregate, reasonably be expected to have or result in a specified material adverse effect (as defined in the merger agreement) and all required governmental consents obtained from the FCC shall have been obtained by a final order;

•	AT&T will have obtained the consent or approval of each person whose consent or approval will be required under any material contract to which AT&T or any of its subsidiaries is a party in connection with the transactions contemplated by the merger agreement (subject to certain exceptions), except where the failure to obtain such consent or approval, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect; and

•	SBC will have received the opinion of Sullivan & Cromwell LLP, counsel to SBC, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of SBC, Merger Sub and AT&T will be a party to that reorganization within the meaning of Section 368(b) of the Code.

      Conditions to Obligations of AT&T. The obligation of AT&T to effect the merger is also subject to the satisfaction or waiver by AT&T at or prior to the effective time of the merger of the following conditions:

•	certain specified representations and warranties made by SBC and Merger Sub in the merger agreement will be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); any failure of any of the other representations and warranties made by SBC and Merger Sub in the merger agreement, without giving effect to any materiality or material adverse effect qualifications contained therein, individually or in the aggregate, to be true and correct as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), will not have had, or reasonably be expected to have, an SBC material adverse effect; and AT&T will have received a certificate as to the foregoing from the chief executive officer or chief financial officer of SBC;

•	Each of SBC and Merger Sub will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and AT&T will have received a certificate to such effect from the chief executive officer or chief financial officer of SBC on behalf of SBC and Merger Sub; and

•	AT&T will have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to AT&T, dated the closing date, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of SBC, Merger Sub and AT&T will be a party to that reorganization within the meaning of Section 368(b) of the Code.
Termination
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after the adoption of the merger agreement by AT&T’s shareholders, by action taken by the board of directors of the terminating party or parties:

•	by mutual written consent of AT&T and SBC;

•	by either AT&T or SBC if:

—	the merger is not consummated by January 31, 2006, unless the closing conditions with respect to certain orders of governmental entities and required governmental consents have not been satisfied by January 31, 2006, in which case the termination date may be extended from time to time by SBC or AT&T one or more times to a date not beyond July 31, 2006, provided that if the closing condition with respect to governmental consents has not been satisfied solely by reason of a required governmental consent that has been obtained but is not yet a final order, neither party may terminate the merger agreement prior to the 60th day after receipt of such required governmental consent;

—	the adoption of the merger agreement by AT&T shareholders was not obtained at the shareholders meeting or at any adjournment or postponement of such meeting; or

—	any order of a governmental entity permanently restraining, enjoining or otherwise prohibiting the consummation of the merger becomes final and non-appealable, except for any orders the existence of which would not result in the failure of the closing condition described in the fifth bullet point under “ — Conditions to the Merger — Conditions to Each Party’s Obligations to Effect the Merger” above.
      The foregoing rights to terminate the merger agreement will not be available to any party that has breached its obligations under the merger agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the merger:

•	by AT&T if:

—	the AT&T board of directors authorizes AT&T, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal and AT&T prior to such termination pays to SBC in immediately available funds the termination fee; or

—	there has been a breach of any representation, warranty, covenant or agreement made by SBC or Merger Sub in the merger agreement, or any such representation or warranty becomes untrue or incorrect after the execution of the merger agreement, such that closing conditions to AT&T’s obligation to effect the merger would not be satisfied and such breach or failure to be true and correct is not curable by the termination date.

•	by SBC if:

—	the board of directors of AT&T has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to SBC;

—	there has been a breach of any representation, warranty, covenant or agreement made by AT&T, or any such representation or warranty has become untrue or incorrect after the execution of the merger agreement, such that closing conditions to SBC’s obligation to effect to merger would not be satisfied and such breach or failure to be true or correct is not curable by the termination date;

—	by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, AT&T’s shareholders meeting has not been held, or the vote of AT&T’s shareholders has not been taken, unless AT&T has used its reasonable best efforts to convene the shareholders meeting and hold such vote by the later of such dates; or

—	AT&T has knowingly and materially and not inadvertently breached its obligations under the merger agreement relating to acquisition proposals.
Effect of Termination
      If the merger agreement is terminated and the merger is abandoned as described above, the merger agreement will be void and of no effect, with no liability on the part of any party to the merger agreement, other than for damages resulting from willful or intentional breach of any covenant in the merger agreement.
Termination Fees and Expenses
      AT&T will promptly, but in no event later than two days after the date of termination, pay to SBC a termination fee of $560,000,000 and all out-of-pocket expenses incurred by SBC and Merger Sub in connection with the merger agreement and the transactions contemplated by the merger agreement up to a maximum of $40,000,000, if:

•	a bona fide acquisition proposal, but substituting 40% for the 15% thresholds described under “— Covenants and Agreements — Acquisition Proposals” above, has been made to AT&T or any of its subsidiaries or its shareholders and such proposal becomes publicly known, or any person publicly announces an intention, whether or not conditional, to make such a proposal with respect to AT&T or any of its subsidiaries, and such proposal or announced intention are not withdrawn at the time of the AT&T shareholders meeting, and:

—	either SBC or AT&T terminates the merger agreement because the adoption of the merger agreement by AT&T shareholders was not obtained at the shareholders meeting or at any adjournment or postponement of such meeting, or

—	SBC terminates the merger agreement because by the later of 120 days after the date of the merger agreement or 60 days after effectiveness of the registration statement of which this document forms a part, AT&T’s shareholders meeting has not been held, or the vote of AT&T’s shareholders has not been taken (unless AT&T has used its reasonable best efforts to convene the shareholders meeting and hold the vote by the later of those dates);

•	SBC terminates the merger agreement because the board of directors of AT&T has withdrawn, modified or qualified, or has agreed to withdraw, modify or qualify, in fact or in substance, its adoption of the merger agreement or its recommendation of the merger in a manner adverse to SBC and, at the time of the withdrawal, modification or qualification of the adoption of the merger agreement or the recommendation of the merger (or the agreement to do so), a bona fide acquisition proposal described in the preceding bullet point (or any bona fide indication of interest that is reasonably capable of becoming such a bona fide acquisition proposal) has been made to AT&T or any of its subsidiaries or its shareholders, directly or indirectly through any representatives of AT&T, or any person has publicly announced an intention (whether or not conditional) to make such a bona fide acquisition proposal with respect to AT&T or any of its subsidiaries;

•	SBC terminates the merger agreement because AT&T knowingly and materially and not inadvertently breaches its obligations under the merger agreement relating to acquisition proposals; or

•	AT&T terminates the merger agreement because its board of directors authorizes AT&T to enter into a binding written agreement concerning a transaction that constitutes a superior proposal.
      No termination fee will be payable to SBC in the case described in the first of the four bullet points above unless and until:

•	any person other than SBC has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions, within 15 months of such termination, a majority of the voting power of AT&T’s outstanding securities or all or substantially all of the assets of AT&T or has entered into an agreement with AT&T for such an acquisition within 15 months of such termination; or

•	a merger, consolidation or similar business combination has been consummated between AT&T or one of its subsidiaries and such an acquiring party within such 15 month period.
      If AT&T fails to promptly pay the termination fee and related expenses and, in order to obtain such payment, SBC or Merger Sub commences a lawsuit which results in judgment against AT&T for such fee or related expenses, then AT&T will pay SBC or Merger Sub its costs and expenses, including attorneys’ fees, in connection with such lawsuit with interest on the delinquent termination fee at Citibank’s prime rate effective at the time the termination fee was due. If the termination fee and/or out-of-pocket expenses are paid by AT&T, such amounts will be SBC’s and Merger Sub’s sole and exclusive remedy for monetary damages under the merger agreement.
Amendment, Extension and Waiver
      At any time prior to the effective time of the merger, the parties to the merger agreement may modify or amend the merger agreement by written agreement executed and delivered by duly authorized officers of the respective parties. The conditions to each of the parties’ obligations to consummate the merger may be waived by such party in whole or in part to the extent permitted by applicable laws.

THE COMPANIES
AT&T
      AT&T was incorporated in 1885 under the laws of the State of New York. Its principal executive offices are at One AT&T Way, Bedminster, New Jersey 07921 and its telephone number at that address is 908-221-2000. AT&T maintains an internet website at www.att.com.
      For more than a century, AT&T has been known for quality and reliability in communications. Backed by the research and development capabilities of AT&T Labs, AT&T is a global leader in local, long distance, internet and transaction-based voice and data services. Its primary business segments are AT&T Business Services and AT&T Consumer Services.
      AT&T is one of the nation’s largest business services communications providers, offering a variety of global communications services to over 2 million customers, including large domestic and multinational businesses, small and medium-sized businesses and government agencies. AT&T operates one of the largest telecommunications networks in the United States and, through its Global Network Services, provides an array of services and customized solutions in 60 countries and 850 cities worldwide.
      AT&T provides a broad range of communications services and customized solutions, including:

•	domestic and international long distance and toll-free voice services;

•	local services, including switched and private line voice, local data and special access services;

•	domestic and international data and internet protocol (IP) services for a variety of network standards, including frame relay and asynchronous transfer mode (ATM);

•	managed networking services and outsourcing solutions; and

•	domestic and international wholesale transport services.
      AT&T is also a provider of domestic and international long distance and transaction based communications services to over 24 million residential stand alone long distance and bundled consumers in the U.S. AT&T provides a broad range of communications services to consumers individually and in combination with other services, including:

•	domestic and international long distance;

•	voice over internet protocol (VoIP);

•	transaction-based communications services, such as operator-assisted calling services and prepaid phone cards;

•	local calling; and

•	internet service through AT&T Worldnet® service and AT&T digital subscriber line (DSL) service.
SBC
      SBC is a holding company incorporated under the laws of the State of Delaware in 1983 and has its principal executive offices at 175 E. Houston, San Antonio, Texas 78205-2233 (telephone number 210-821-4105). SBC maintains an internet website at www.sbc.com.
      SBC was formed as one of several regional holding companies created to hold AT&T’s local telephone companies. On January 1, 1984, SBC was spun off from AT&T pursuant to an antitrust consent decree, becoming an independent publicly traded telecommunications services provider. At formation, SBC primarily operated in five southwestern states. Its subsidiaries merged with Pacific Telesis Group in 1997, Southern New England Telecommunications Corporation in 1998 and Ameritech Corporation in 1999, thereby expanding its wireline operations as the incumbent local exchange carrier into a total of 13 states. Its services and products are marketed under the SBC brand name as well as several other brands including Cingular Wireless, through its joint venture with BellSouth Corporation; SBC Yahoo! through its alliance with Yahoo, Inc (Yahoo!); and SBCGDish Network through its agreement with EchoStar Communications Corp.
      SBC ranks among the largest providers of telecommunications services in the U.S. and the world. Through its subsidiaries and affiliates, it provides communications services and products in the U.S. and has investments in more than 14 countries. It offers its services and products to businesses and consumers, as well as other providers of telecommunications services.
      The services and products that it offers vary by market, and include: local exchange services, wireless communications, long-distance services, internet services, telecommunications equipment, and directory advertising and publishing. In the first quarter of 2004, SBC began offering satellite television services through its agreement with EchoStar. SBC groups its operating subsidiaries as follows:

•	wireline subsidiaries, providing primarily land and wire based services;

•	wireless subsidiaries, holding its investment in Cingular Wireless, which provides primarily radio-wave based services;

•	directory subsidiaries, providing services related to directory advertising and publishing;

•	international subsidiaries, holding investments in primarily foreign entities outside of the U.S.; and

•	other subsidiaries, providing primarily corporate operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE QUARTER ENDED MARCH 31, 2005
      The Unaudited Pro Forma Condensed Combined Financial Statements presented below are derived from the historical consolidated financial statements of SBC and AT&T. The Unaudited Pro Forma Condensed Combined Financial Statements are prepared using the purchase method of accounting, with SBC treated as the acquirer and as if the acquisition of AT&T had been completed on January 1, 2005 for statement of income purposes and on March 31, 2005 for balance sheet purposes. For a summary of the business combination, see “The Merger” beginning on page 28.
      The Unaudited Pro Forma Condensed Combined Financial Statements are based upon the historical financial statements of SBC and AT&T adjusted to give effect to the AT&T acquisition. The pro forma amounts have been developed from (a) the unaudited consolidated financial statements of SBC contained in its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2005, which are incorporated by reference in this document, and (b) the unaudited consolidated financial statements of AT&T contained in its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2005, which are incorporated by reference in this document.
      As of the date of this document, SBC has not performed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AT&T assets to be acquired and the AT&T liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform AT&T data to SBC’s accounting policies. However, as indicated in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements, SBC has made certain adjustments to the historical book values of the assets and liabilities of AT&T to reflect certain preliminary estimates of the fair values necessary to prepare the Unaudited Pro Forma Condensed Combined Financial Statements, with the excess of the purchase price over the historical net assets of AT&T, as adjusted to reflect estimated fair values, recorded as goodwill and indefinite-lived intangibles. Actual results may differ from these Unaudited Pro Forma Condensed Combined Financial Statements once SBC has determined the final purchase price for AT&T and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes for AT&T. There can be no assurance that such finalization will not result in material changes.
      The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of SBC would have been had the AT&T acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.
      The Unaudited Pro Forma Condensed Combined Financial Statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs expected to result from the AT&T acquisition. Specifically, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any impact of a retention pool that AT&T will establish prior to the consummation of the merger, which is designed to retain certain key employees of AT&T through the transition period between the announcement of the merger and a period following the consummation of the merger. The aggregate amount of the retention pool is up to $100 million. For further information, see “The Merger — Interests of AT&T Executive Officers and Directors in the Merger — Retention Program.”
      The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of SBC and AT&T which are incorporated by reference in this document.

SBC COMMUNICATIONS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Three Months Ended March 31, 2005
($ in millions, except per share data)

	Historical		Pro Forma

	SBC	AT&T	Adjustments		Combined

Total Operating Revenues	$10,248	$7,015	$(473	)(c)	$16,790
Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	4,397	4,032	(422	)(c)	7,979
			(28	)(d)
Selling, general and administrative	2,470	1,277	(49	)(d)	3,698
Depreciation and amortization	1,825	636	125	(b5)	2,559
			(27	)(g)

Total Operating Expenses	8,692	5,945	(401)		14,236

Operating Income	1,556	1,070	(72)		2,554
Interest expense	353	203	(39	)(e)	517
Other income (expense) — net	98	30	—		128

Income Before Income Taxes	1,301	897	(33)		2,165
Provision (benefit) for income taxes	416	368	(13	)(h)	771

Net Income	$885	$529	$(20)		$1,394

Basic Earnings Per Share:
Net Income	$0.27	$0.66			$0.35	(f)
Weighted Average Common Shares Outstanding (000,000)	3,303	800			3,927
Diluted Earnings Per Share:
Net Income	$0.27	$0.66			$0.35	(f)
Weighted Average Common Shares Outstanding with Dilution (000,000)	3,315	806			3,944
The accompanying notes are an integral part of these
Unaudited Pro Forma Condensed Combined Financial Statements.

SBC COMMUNICATIONS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2005
($ in millions, except per share data)

	Historical		Pro Forma

	SBC	AT&T	Adjustments		Combined

Assets
Current Assets
Cash and cash equivalents	$427	$3,705	$(1,041	) (a)	$3,091
Accounts receivable — net	5,268	3,112	—		8,380
Other current assets	2,319	1,896	—		4,215

Total current assets	8,014	8,713	(1,041)		15,686

Property, Plant and Equipment — Net	49,311	11,203	—		60,514

Goodwill and Other Intangibles — Net	2,211	5,186	17,524	(b5)	19,735
			(5,186	)(b5)
Investments in Equity Affiliates	1,867	—	—		1,867
Investments in and Advances to Cingular Wireless	32,949	—	—		32,949
Other Assets	12,594	6,594	(822	)(b2)	18,366

Total Assets	$106,946	$31,696	$10,475		$149,117

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$6,175	$1,982	$—		$8,157
Other current liabilities	11,416	6,953	—		18,369

Total current liabilities	17,591	8,935	—		26,526

Long-Term Debt	20,937	7,468	1,160	(b3)	29,565
Other noncurrent liabilities	28,014	7,877	1,832	(b2)	37,723

Total noncurrent liabilities	48,951	15,345	2,992		67,288

Stockholders’ Equity
Common shares issued	3,433	801	(801	)(b4)	4,057
			624	(b1)
Capital in excess of par value	12,726	27,049	(26,008	)(b4)	27,001
			(1,041	)(a)
			14,275	(b1)
Retained earnings (deficit)	29,171	(20,651)	20,651	(b4)	29,171
Treasury shares (at cost)	(4,332)	—	—		(4,332)
Accumulated other comprehensive income	(594)	217	(217	)(b4)	(594)

Total stockholders’ equity	40,404	7,416	7,483		55,303

Total Liabilities and Stockholders’ Equity	$106,946	$31,696	$10,475		$149,117

The accompanying notes are an integral part of these
Unaudited Pro Forma Condensed Combined Financial Statements.

SBC COMMUNICATIONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2005
($ in millions, except per share data)

Note 1.	Basis of Presentation
      The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of SBC and AT&T, after giving effect to the merger and adjustments described in these footnotes, and are intended to reflect the impact of the pending AT&T acquisition on SBC. On January 31, 2005, SBC and AT&T jointly announced the execution of the merger agreement, pursuant to which SBC would acquire AT&T in a transaction in which each share of AT&T common stock, par value of $1.00, would be converted into and exchanged for 0.77942 of a share of SBC common stock (equivalent to approximately 624 million shares, or 19% of the shares of SBC common stock that were outstanding at March 31, 2005). Based on the average closing price of SBC common stock for the two days prior to, including, and two days subsequent to the public announcement of the merger (January 31, 2005) of $23.87, the purchase price would be approximately $14,899. After the AT&T acquisition, AT&T will be a wholly-owned subsidiary of SBC. The transaction has been approved by the board of directors of each company and also must be approved by the shareholders of AT&T. The transaction is subject to review and approval by the DOJ, FCC and various other regulatory authorities.
      The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of SBC’s and AT&T’s operations. Specifically, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any impact of a retention pool that AT&T will establish prior to the consummation of the merger, which is designed to retain certain key employees of AT&T through the transition period between the announcement of the merger and a period following the consummation of the merger. The aggregate amount of the retention pool is up to $100. For further information, see “The Merger — Interests of AT&T Executive Officers and Directors in the Merger — Retention Program.”
      Additionally, the Unaudited Pro Forma Condensed Combined Financial Statements do not include any transaction costs relating to the merger that will be included by SBC as part of the purchase price (as those amounts are anticipated to be immaterial to the total purchase price). For more information on estimated cost savings and revenue synergies, see “The Merger — SBC’s Reasons for the Merger” on page 32 and “The Merger — AT&T’s Reasons for the Merger” on page 34. The Unaudited Pro Forma Condensed Balance Sheet reflects the merger as if it had been effective on March 31, 2005. The Unaudited Pro Forma Combined Condensed Statement of Income reflects the merger as if it had been in effect on January 1, 2005.

Note 2.	Pro Forma Adjustments

(a)	The Pro Forma Condensed Combined Balance Sheet has been adjusted to record the special dividend of $1.30 per share to be paid by AT&T to AT&T shareholders prior to the closing of the merger. For purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, the dividend is calculated based on 801 million AT&T shares outstanding as of March 31, 2005. However, the actual dividend paid will be based on AT&T shares outstanding on the record date for payment of the dividend.

SBC COMMUNICATIONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2005 — (Continued)
($ in millions, except per share data)

(b)	This entry reflects the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to “Goodwill and Other Intangibles — Net” as follows:

	Common	Additional
	Stock	Capital	Total

Total consideration: Issuance of SBC common stock to AT&T shareholders	$624	$14,275	$14,899	(b1)

Preliminary estimate of fair value of identifiable net assets acquired:
AT&T’s equity			$7,416
Special dividend to AT&T shareholders			(1,041	)(a)

AT&T’s adjusted Equity			$6,375	(b4)
Elimination of AT&T goodwill and intangibles			(5,186	)(b5)
Preliminary estimate of fair value adjustment of AT&T long-term debt			(1,160	)(b3)
Preliminary estimate of fair value adjustment of AT&T pension and postretirement plans			(2,654	)(b2)

Preliminary estimate of fair value of identifiable net assets (liabilities) acquired			$(2,625)

Goodwill and Other Intangibles — Net			$17,524	(b5)

(b1)	The purchase price allocation included within these Unaudited Pro Forma Condensed Combined Financial Statements is based upon a purchase price of $14,899 calculated as follows:

AT&T shares outstanding at March 31, 2005	800,823,621
Exchange ratio	0.77942

SBC shares to be issued	624,177,946

Price per share(1)	$23.87

Aggregate value of SBC consideration	$14,899

Value attributed to par at $1 par value	$624

Balance to capital in excess of par value	$14,275

(1)	Price per share is based on the average closing price of SBC common stock for the two days prior to, including and two days subsequent to the public announcement of the merger.
             It is assumed that all stock will be new issuances. However, SBC may issue treasury shares for a portion of the required SBC common stock. The actual number of newly issued shares of SBC common stock or treasury shares to be delivered in connection with the merger will be based upon the number of AT&T shares issued and outstanding when the merger closes.

(b2)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect AT&T’s pension and postretirement benefit plans at fair value. The total adjustment of $2,654 represents unrecognized net loss of $976 and $1,276 and unrecognized prior services costs of $358 and $44 for AT&T’s pension and postretirement plans, respectively, as of March 31, 2005. Such

SBC COMMUNICATIONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2005 — (Continued)
($ in millions, except per share data)

amounts were reflected in the balance sheet based on the plans the adjustments relate to and whether such plans were in a net asset or net liability position.

(b3)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to report AT&T’s long-term debt at fair value. The estimated fair value of AT&T’s long-term debt (including current maturities of long-term debt) was $10,021 at March 31, 2005, calculated using quotes or rates available for debt with similar terms and maturities, based on AT&T’s debt ratings at that time. The carrying value of AT&T’s long-term debt (including current maturities of long-term debt) was $8,861 at March 31, 2005, resulting in a total increase to debt of $1,160. The carrying value of debt with an original maturity of less than one year approximates market value. None of this fair market value adjustment was attributed to current maturities of long-term debt.

(b4)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to eliminate the historical shareholders’ equity accounts of AT&T.

(b5)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the elimination of AT&T’s historical goodwill and other purchased intangibles. The Unaudited Pro Forma Condensed Combined Financial Statements reflect a preliminary allocation of the purchase price to tangible assets and liabilities with many fair values approximating historical book values as of March 31, 2005, especially for property, plant and equipment (PP&E). The remaining unallocated purchase price was allocated to “Goodwill and Other Intangibles — Net.”
             Of the total amount allocated to “Goodwill and Other Intangibles — Net,” SBC has tentatively identified approximately $1,500 for customers acquired with a straight-line asset life of three years (amortization of this intangible is reflected in the Unaudited Pro Forma Condensed Combined Statement of Income). However, the final purchase price allocation, based on third party appraisals, may result in different allocations for tangible and intangible assets than that presented in these Unaudited Pro Forma Condensed Combined Financial Statements, and those differences could be material. The following table is presented for illustrative purposes as an example that gives the estimated annual impact on pro forma net income for every incremental $1,000 that is allocated to amortizable intangibles or PP&E with various lives.

	Estimated
	Amortization	Net Income	Per Share
Lives in Years	Expense	Impact	Impact

3	$333	$206	$0.05
10	100	62	0.02
20	50	31	0.01

(c)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to eliminate certain intercompany revenues and expenses, consisting primarily of switched access, UNE-P and high-capacity transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multisite businesses). Other intercompany transactions and ending intercompany balances are immaterial.

(d)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect lower amortization of prior service cost and unrealized losses due to the adjustment of AT&T’s pension and postretirement plans to fair value (see note b2). The adjustment reflects the elimination of amounts recorded by AT&T in 2005 for amortization of unrecognized prior service costs of $31 and amortization of losses of $46 for pension and postretirement benefits.

SBC COMMUNICATIONS INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
For the Quarter Ended March 31, 2005 — (Continued)
($ in millions, except per share data)

(e)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect lower interest expense due to the adjustment of AT&T’s long-term debt to fair value (see note b3). The difference between the fair value and the face amount of each borrowing is amortized on a straight-line basis as a reduction to interest expense over the remaining term of the borrowing, based on the maturity date.

(f)	Pro forma combined basic earnings per common share are based on the historical SBC weighted average shares outstanding during the quarter ended March 31, 2005 of 3.3 billion and the assumption that the 624 million shares assumed to be issued by SBC (see note b1) were outstanding for all of the quarter ended March 31, 2005, calculated using net income.
       Pro forma combined diluted earnings per common share are based on the historical SBC weighted average shares with dilution outstanding during the quarter ended March 31, 2005 of 3.32 billion and the assumption that the 629 million shares and equivalents (624 million shares assumed to be issued by SBC plus 6 million AT&T weighted average common stock equivalents converted at the exchange ratio of 0.77942) were outstanding for all of the quarter ended March 31, 2005, calculated using net income.

(g)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect the elimination of AT&T’s historical intangible asset amortization due to the elimination of AT&T’s historical intangible assets (see note b5).

(h)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect the aggregate pro forma income tax effect of notes (c) through (g) above and the amortization impact of item (b5). The aggregate pre-tax effect of these adjustments was $33, reflected as “Income Before Income Taxes” on the Unaudited Pro Forma Condensed Combined Statement of Income, which was taxed at the SBC marginal tax rate of 38.05%.

Note 3.	Federal Income Tax Consequences of the Merger
      The Unaudited Pro Forma Condensed Combined Financial Statements assume that the merger qualifies as a tax-free reorganization for federal income tax purposes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2004
      The Unaudited Pro Forma Condensed Combined Financial Statements presented below are derived from the historical consolidated financial statements of SBC and AT&T. The Unaudited Pro Forma Condensed Combined Financial Statements are prepared using the purchase method of accounting, with SBC treated as the acquirer and as if the acquisition of AT&T had been completed on January 1, 2004 for statement of income purposes and on December 31, 2004 for balance sheet purposes. For a summary of the business combination, see “The Merger” beginning on page 28.
      The Unaudited Pro Forma Condensed Combined Financial Statements are based upon the historical financial statements of SBC and AT&T adjusted to give effect to the AT&T acquisition. The pro forma amounts have been developed from (a) the audited consolidated financial statements of SBC contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which are incorporated by reference in this document, and (b) the audited consolidated financial statements of AT&T contained in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this document.
      As of the date of this document, SBC has not performed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the AT&T assets to be acquired and the AT&T liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform AT&T data to SBC’s accounting policies. However, as indicated in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements, SBC has made certain adjustments to the historical book values of the assets and liabilities of AT&T to reflect certain preliminary estimates of the fair values necessary to prepare the Unaudited Pro Forma Condensed Combined Financial Statements, with the excess of the purchase price over the historical net assets of AT&T, as adjusted to reflect estimated fair values, recorded as goodwill and indefinite-lived intangibles. Actual results may differ from these Unaudited Pro Forma Condensed Combined Financial Statements once SBC has determined the final purchase price for AT&T and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes for AT&T. There can be no assurance that such finalization will not result in material changes.
      The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of SBC would have been had the AT&T acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.
      The Unaudited Pro Forma Condensed Combined Financial Statements do not include the realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the AT&T acquisition. Specifically, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any impact of a retention pool that AT&T will establish prior to the consummation of the merger, which is designed to retain certain key employees of AT&T through the transition period between the announcement of the merger and a period following the consummation of the merger. The aggregate amount of the retention pool is up to $100 million. For further information, see “The Merger — Interests of AT&T Executive Officers and Directors in the Merger — Retention Program.”
      The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of SBC and AT&T that are incorporated by reference in this document.

SBC COMMUNICATIONS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2004
($ in millions, except per share data)

	Historical		Pro Forma

	SBC	AT&T	Adjustments		Combined

Total Operating Revenues	$40,787	$30,537	$(1,839	)(c)	$69,485
Operating Expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	17,383	17,528	(1,839	)(c)	32,962
			(110	)(d)
Selling, general and administrative	9,939	6,557	(194	)(d)	16,302
Depreciation and amortization	7,564	3,768	500	(b5)	10,637
			(1,080	)(g)
			(115	)(h)
Asset impairment and net restructuring and other charges	—	12,772	—	(g)	12,772

Total Operating Expenses	34,886	40,625	(2,838)		72,673

Operating Income (Loss)	5,901	(10,088)	999		(3,188)
Interest expense	1,023	803	(152	)(e)	1,674
Other income (expense) — net	2,287	(138)	—		2,149

Income (Loss) Before Income Taxes	7,165	(11,029)	1,151		(2,713)
Provision (benefit) for income taxes	2,186	(4,560)	438	(i)	(1,936)

Income (Loss) From Continuing Operations	$4,979	$(6,469)	$713		$(777)

Basic Earnings Per Share:
Income (Loss) From Continuing Operations	$1.50	$(8.14)			$(0.20	)(f)
Weighted Average Common Shares Outstanding (000,000)	3,310	795			3,932
Diluted Earnings Per Share:
Income (Loss) From Continuing Operations	$1.50	$(8.14)			$(0.20	)(f)
Weighted Average Common Shares Outstanding with Dilution (000,000)	3,322	795			3,932
The accompanying notes are an integral part of these
Unaudited Pro Forma Condensed Combined Financial Statements.

SBC COMMUNICATIONS INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2004
($ in millions, except per share data)

	Historical		Pro Forma

	SBC	AT&T	Adjustments		Combined

Assets
Current Assets
Cash and cash equivalents	$760	$3,698	$(1,038	) (a)	$3,420
Accounts receivable — net	5,480	3,195	—		8,675
Other current assets	2,301	2,494	—		4,795

Total current assets	8,541	9,387	(1,038)		16,890

Property, Plant and Equipment — Net	50,046	11,509	—		61,555

Goodwill and Other Intangibles — Net	2,054	5,263	17,828	(b5)	19,882
			(5,263	)(b5)
Investments in Equity Affiliates	1,798	—	—		1,798
Investments in and Advances to Cingular Wireless	33,687	—	—		33,687
Other Assets	12,718	6,645	(851	)(b2)	18,512

Total Assets	$108,844	$32,804	$10,676		$152,324

Liabilities and Stockholders’ Equity
Current Liabilities
Debt maturing within one year	$5,734	$1,886	$—		$7,620
Other current liabilities	13,200	7,202	—		20,402

Total current liabilities	18,934	9,088	—		28,022

Long-Term Debt	21,231	8,779	958	(b3)	30,968
Other noncurrent liabilities	28,175	7,918	1,880	(b2)	37,973

Total noncurrent liabilities	49,406	16,697	2,838		68,941

Stockholders’ Equity
Common shares issued	3,433	799	(799	)(b4)	4,055
			622	(b1)
Capital in excess of par value	12,804	27,170	(26,132	)(b4)	27,039
			(1,038	) (a)
			14,235	(b1)
Retained earnings (deficit)	29,352	(21,180)	21,180	(b4)	29,352
Treasury shares (at cost)	(4,535)	—	—		(4,535)
Accumulated other comprehensive income	(550)	230	(230	)(b4)	(550)

Total stockholders’ equity	40,504	7,019	7,838		55,361

Total Liabilities and Stockholders’ Equity	$108,844	$32,804	$10,676		$152,324

The accompanying notes are an integral part of these
Unaudited Pro Forma Condensed Combined Financial Statements.

SBC COMMUNICATIONS INC.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the Year Ended December 31, 2004
($ in millions, except per share data)
Note 1.  Basis of Presentation
      The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of SBC and AT&T, after giving effect to the merger and adjustments described in these footnotes, and are intended to reflect the impact of the pending AT&T acquisition on SBC. On January 31, 2005, SBC and AT&T jointly announced the execution of the merger agreement, pursuant to which SBC would acquire AT&T in a transaction in which each share of AT&T common stock, par value of $1.00, would be converted into and exchanged for 0.77942 of a share of SBC common stock (equivalent to approximately 622 million shares, or 19% of the shares of SBC common stock that were outstanding at December 31, 2004). Based on the average closing price of SBC common stock for the two days prior to, including, and two days subsequent to the public announcement of the merger (January 31, 2005) of $23.87, the purchase price would be approximately $14,857. After the AT&T acquisition, AT&T will be a wholly-owned subsidiary of SBC. The transaction has been approved by the board of directors of each company and also must be approved by the shareholders of AT&T. The transaction is subject to review and approval by the DOJ, FCC and various other regulatory authorities.
      The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of SBC’s and AT&T’s operations. Specifically, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect any impact of a retention pool that AT&T will establish prior to the consummation of the merger, which is designed to retain certain key employees of AT&T through the transition period between the announcement of the merger and a period following the consummation of the merger. The aggregate amount of the retention pool is up to $100. For further information, see “The Merger — Interests of AT&T Executive Officers and Directors in the Merger — Retention Program.” Additionally, the Unaudited Pro Forma Condensed Combined Financial Statements do not include any transaction costs relating to the merger that will be included by SBC as part of the purchase price (as those amounts are anticipated to be immaterial to the total purchase price). For more information on estimated cost savings and revenue synergies, see “The Merger — SBC’s Reasons for the Merger” on page 32 and “The Merger — AT&T’s Reasons for the Merger” on page 34. The Unaudited Pro Forma Condensed Balance Sheet reflects the merger as if it had been effective on December 31, 2004. The Unaudited Pro Forma Combined Condensed Statement of Income reflects the merger as if it had been in effect on January 1, 2004.
Note 2.  Pro Forma Adjustments

(a)	The Pro Forma Condensed Combined Balance Sheet has been adjusted to record the special dividend of $1.30 per share to be paid by AT&T to AT&T shareholders prior to the closing of the merger. For purposes of the Unaudited Pro Forma Condensed Combined Balance Sheet, the dividend is calculated based on 799 million AT&T shares outstanding as of December 31, 2004. However, the actual dividend paid will be based on AT&T shares outstanding on the record date for payment of the dividend.

SBC COMMUNICATIONS INC.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the Year Ended December 31, 2004 — (Continued)
($ in millions, except per share data)

(b)	This entry reflects the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to “Goodwill and Other Intangibles — Net” as follows:

	Common	Additional
	Stock	Capital	Total

Total consideration: Issuance of SBC common stock to AT&T shareholders	$622	$14,235	$14,857	(b1)

Preliminary estimate of fair value of identifiable net assets acquired:
AT&T’s equity			$7,019
Special dividend to AT&T shareholders			(1,038	)(a)

AT&T’s adjusted equity			$5,981	(b4)
Elimination of AT&T goodwill and intangibles			(5,263	)(b5)
Preliminary estimate of fair value adjustment of AT&T long-term debt			(958	)(b3)
Preliminary estimate of fair value adjustment of AT&T pension and postretirement plans			(2,731	)(b2)

Preliminary estimate of fair value of identifiable net assets (liabilities) acquired			$(2,971)

Goodwill and Other Intangibles — Net			$17,828	(b5)

(b1)	The purchase price allocation included within these Unaudited Pro Forma Condensed Combined Financial Statements is based upon a purchase price of $14,857, calculated as follows:

AT&T shares outstanding at December 31, 2004	798,570,623
Exchange ratio	0.77942

SBC shares to be issued	622,421,915

Price per share(1)	$23.87

Aggregate value of SBC consideration	$14,857

Value attributed to par at $1 par value	$622

Balance to capital in excess of par value	$14,235

(1)	Price per share is based on the average closing price of SBC common stock for the two days prior to, including and two days subsequent to the public announcement of the merger.

It is assumed that all stock will be new issuances. However, SBC may issue treasury shares for a portion of the required SBC common stock. The actual number of newly issued shares of SBC common stock or treasury shares to be delivered in connection with the merger will be based upon the number of AT&T shares issued and outstanding when the merger closes.

(b2)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect AT&T’s pension and postretirement benefit plans at fair value. The total adjustment of $2,731 represents unrecognized net losses of $1,000 and $1,298 and unrecognized prior service costs of $380 and $53 for AT&T’s pension and postretirement plans, respectively, as of December 31, 2004.

SBC COMMUNICATIONS INC.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the Year Ended December 31, 2004 — (Continued)
($ in millions, except per share data)

Such amounts were reflected in the balance sheet based on the plans the adjustments relate to and whether such plans were in a net asset or net liability position.

(b3)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to report AT&T’s long-term debt at fair value. The estimated fair value of AT&T’s long-term debt (including current maturities of long-term debt) was $10,928 at December 31, 2004, calculated using quotes or rates available for debt with similar terms and maturities, based on AT&T’s debt ratings at that time. The carrying value of AT&T’s long-term debt (including current maturities of long-term debt) was $9,970 at December 31, 2004, resulting in a total increase to debt of $958. The carrying value of debt with an original maturity of less than one year approximates market value. None of this fair market value adjustment was attributed to current maturities of long-term debt.

(b4)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to eliminate the historical shareholders’ equity accounts of AT&T.

(b5)	The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the elimination of AT&T’s historical goodwill and other purchased intangibles. The Unaudited Pro Forma Condensed Combined Financial Statements reflect a preliminary allocation of the purchase price to tangible assets and liabilities with many fair values approximating historical book values as of December 31, 2004, especially for property, plant and equipment (PP&E). The remaining unallocated purchase price was allocated to “Goodwill and Other Intangibles — Net.”

Of the total amount allocated to “Goodwill and Other Intangibles — Net,” SBC has tentatively identified approximately $1,500 for customers acquired with a straight-line asset life of three years (amortization of this intangible is reflected in the Unaudited Pro Forma Condensed Combined Statement of Income). However, the final purchase price allocation, based on third party appraisals, may result in different allocations for tangible and intangible assets than that presented in these Unaudited Pro Forma Condensed Combined Financial Statements, and those differences could be material. The following table is presented for illustrative purposes as an example that gives the estimated annual impact on pro forma net income for every incremental $1,000 that is allocated to amortizable intangibles or PP&E with various lives.

	Estimated
	Amortization	Net income	Per share
Lives in years	Expense	impact	impact

3	$333	$206	$0.05
10	100	62	0.02
20	50	31	0.01

(c)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to eliminate certain intercompany revenues and expenses, consisting primarily of switched access, UNE-P and high-capacity transport services, which include DS1s and DS3s (types of dedicated high-capacity lines), and SONET (a dedicated high-speed solution for multisite businesses). Other intercompany transactions and ending intercompany balances are immaterial.

(d)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect lower amortization of prior service cost and unrealized losses due to the adjustment of AT&T’s pension and postretirement plans to fair value (see note b2). The adjustment reflects the elimination of amounts recorded by AT&T in 2004 for amortization of unrecognized prior service costs of $171 and amortization of losses of $133 for pension and postretirement benefits.

SBC COMMUNICATIONS INC.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
For the Year Ended December 31, 2004 — (Continued)
($ in millions, except per share data)

(e)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect lower interest expense due to the adjustment of AT&T’s long-term debt to fair value (see note b3). The difference between the fair value and the face amount of each borrowing is amortized on a straight-line basis as a reduction to interest expense over the remaining term of the borrowing, based on the maturity date.

(f)	Pro forma combined basic and diluted earnings per common share are based on the historical SBC weighted average shares of SBC common stock outstanding in 2004 of 3.31 billion and the assumption that the approximately 622 million shares assumed to be issued by SBC (see note b1) were outstanding for all of 2004, calculated using the loss from continuing operations.

(g)	Included in the Unaudited Pro Forma Condensed Combined Statement of Income is an impairment charge on PP&E of approximately $11,400 recorded by AT&T in the third quarter of 2004. Since the triggering event for assessing impairment of long-lived assets occurred in July 2004, the impairment charge is not adjusted in the Unaudited Pro Forma Condensed Combined Statement of Income. However, depreciation expense has been reduced by $1,080 to reflect SBC estimates of PP&E fair value for the purpose of purchase price allocation and are based on PP&E levels after the impairment. Had the value used for depreciation been assigned to PP&E as of the beginning of the year, there would be no impairment. For purposes of the Unaudited Pro Forma Condensed Combined Statement of Income, the useful lives of PP&E was two to 16 years for communications, network and other equipment and five to 40 years for buildings and improvements.

(h)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect the elimination of AT&T’s historical intangible asset amortization due to the elimination of AT&T’s historical intangible assets (see note b5).

(i)	The Unaudited Pro Forma Condensed Combined Statement of Income has been adjusted to reflect the aggregate pro forma income tax effect of notes (c) through (h) above and the amortization impact of item (b5). The aggregate pre-tax effect of these adjustments was $1,151 reflected as “Income (Loss) Before Income Taxes” in the Pro Forma Adjustments column on the Unaudited Pro Forma Condensed Combined Statement of Income, which was taxed at SBC’s marginal tax rate of 38.05%.
Note 3.  Federal Income Tax Consequences of the Merger
      The Unaudited Pro Forma Condensed Combined Financial Statements assume that the merger qualifies as a tax-free reorganization for federal income tax purposes.

DIRECTORS AND MANAGEMENT OF SBC FOLLOWING THE MERGER
SBC Directors and Officers Following the Merger
      Pursuant to the merger agreement, SBC’s board of directors will increase its size immediately following the effective time of the merger and appoint David W. Dorman and two other members of the AT&T board of directors mutually selected by SBC and AT&T to SBC’s board of directors. Mr. Dorman also will be named as President of SBC immediately following the effective time of the merger.
Biographical Information Regarding Current SBC Directors
      Edward E. Whitacre, Jr., age 63, is Chairman of the Board and Chief Executive Officer of SBC and has served in this capacity since January 1990. Mr. Whitacre has been a Director of SBC since October 1986. He is the Chairman of the Executive Committee and a member of the Corporate Development Committee and the Finance/ Pension Committee of SBC. Mr. Whitacre is a Director of Anheuser-Busch Companies, Inc. and Burlington Northern Santa Fe Corporation.
      Gilbert F. Amelio, age 62, is Senior Partner of Sienna Ventures (a privately-held venture capital firm), Sausalito, California, and has served in this capacity since April 2001. Dr. Amelio is also Chairman and Chief Executive Officer of Beneventure Capital, LLC (a full-service venture capital firm), San Francisco, California, and has served as such since 1999 and was Principal of Aircraft Ventures, LLC (a consulting firm), Newport Beach, California, from April 1997 to December 2004. In 2003, AmTech, LLC (a high technology investments and consulting services firm), where Dr. Amelio served as Chairman and Chief Executive Officer from 1999 to April 2004, declared bankruptcy. Dr. Amelio was elected a Director of SBC in February 2001 and had previously served as an Advisory Director of SBC from April 1997 to February 2001. He served as a Director of Pacific Telesis Group from 1995 until the company was acquired by SBC in 1997. He is a member of the Audit Committee and the Human Resources Committee of SBC. Dr. Amelio is a Director of SiVault Systems, Inc.
      August A. Busch III, age 67, is Chairman of the Board of Anheuser-Busch Companies, Inc. (a brewing, packaging, and family entertainment holding company), St. Louis, Missouri, and has served in this capacity since 1977. Mr. Busch also served as Chief Executive Officer of Anheuser-Busch Companies, Inc. from 1975 until June 2002. Mr. Busch has been a Director of SBC since October 1983. He served as a Director of Southwestern Bell Telephone Company from 1980 to 1983. He is the Chairman of the Corporate Governance and Nominating Committee and a member of the Corporate Development Committee and the Executive Committee of SBC. Mr. Busch is a Director of Anheuser-Busch Companies, Inc. and Emerson Electric Co.; and an Advisory Member of the Board of Directors of Grupo Modelo, S.A. de C.V.
      Martin K. Eby, Jr., age 71, retired. Mr. Eby was Chairman of the Board of The Eby Corporation (a commercial general contractor holding company), Wichita, Kansas, from April 1979 until his retirement in July 2004. Mr. Eby also was President and Chief Executive Officer of The Eby Corporation from June 1967 to December 1997. He has been a Director of SBC since June 1992. He is a member of the Audit Committee and the Human Resources Committee of SBC.
      James A. Henderson, age 70, retired. Mr. Henderson was Chairman of the Board from 1995 and Chief Executive Officer from 1994 of Cummins Inc. (manufacturer of diesel and natural gas engines), Columbus, Indiana, until his retirement in December 1999. Mr. Henderson has been a Director of SBC since October 1999. He served as a Director of Ameritech Corporation from 1983 until the company was acquired by SBC in 1999. He also served as a Director of Indiana Bell Telephone Company (which became a subsidiary of Ameritech) from 1978 until 1983. He is the Chairman of the Human Resources Committee and a member of the Executive Committee and the Finance/ Pension Committee of SBC. Mr. Henderson is a Director of International Paper Company; Nanophase Technologies Corporation; Rohm and Haas Company; and Ryerson Tull, Inc.
      Charles F. Knight, age 69, retired. Mr. Knight was Chairman of the Board of Emerson Electric Co. (manufacturer of electrical and electronic equipment), St. Louis, Missouri, from 1974 until his retirement in

September 2004, when he was elected to the honorary position of Chairman Emeritus. Mr. Knight also was Chief Executive Officer of Emerson Electric Co. from 1973 to 2000. He has been a Director of SBC since October 1983. He served as a Director of Southwestern Bell Telephone Company from 1974 to 1983. He is the Chairman of the Corporate Development Committee and a member of the Executive Committee and the Finance/ Pension Committee of SBC. Mr. Knight is a Director of Anheuser-Busch Companies, Inc.; BP p.l.c.; International Business Machines Corporation; and Morgan Stanley.
      Lynn M. Martin, age 65, is Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP (an auditing and management consulting services firm), Chicago, Illinois, and has served in this capacity since 1993. She has also been President of The Martin Hall Group, LLC (a human resources consulting firm), Chicago, Illinois, since January 2005. Ms. Martin served as U.S. Secretary of Labor from 1991 to 1993 and as a member of the U.S. House of Representatives from Illinois from 1981 to 1991. Ms. Martin has been a Director of SBC since October 1999. She served as a Director of Ameritech Corporation from 1993 until the company was acquired by SBC in 1999. She is a member of the Finance/ Pension Committee and the Public Policy and Environmental Affairs Committee of SBC. She is a Director of Constellation Energy Group, Inc.; certain Dreyfus Funds; The Procter & Gamble Company; and Ryder System, Inc.
      John B. McCoy, age 61, retired. Mr. McCoy was Chairman from November 1999 and Chief Executive Officer from October 1998 of Bank One Corporation (commercial and consumer bank) until his retirement in December 1999, and Chairman and Chief Executive Officer of its predecessor, Banc One Corporation, from 1987 to 1998. Mr. McCoy has been a Director of SBC since October 1999. He served as a Director of Ameritech Corporation from 1991 until the company was acquired by SBC in 1999. He is the Chairman of the Finance/ Pension Committee and a member of the Corporate Governance and Nominating Committee and the Executive Committee of SBC. He is a Director of Cardinal Health, Inc.; ChoicePoint Inc.; and Federal Home Loan Mortgage Corporation.
      Mary S. Metz, age 68, is Chair of the Board of Trustees of American Conservatory Theater (a nonprofit nationally renowned theater and an accredited conservatory), San Francisco, California, and has served in this capacity since November 2004. Dr. Metz is also President Emerita of Mills College. She was President of S. H. Cowell Foundation, San Francisco, California, from January 1999 until her retirement in March 2005 and was Dean of the University Extension of the University of California, Berkeley, from 1991 until 1998. Dr. Metz has been a Director of SBC since April 1997. She served as a Director of Pacific Telesis Group from 1986 until the company was acquired by SBC in 1997. She is a member of the Corporate Governance and Nominating Committee and the Public Policy and Environmental Affairs Committee of SBC. Dr. Metz is a Director of Longs Drug Stores Corporation; Pacific Gas and Electric Company; and UnionBanCal Corporation.
      Toni Rembe, age 69, retired. Ms. Rembe was a partner in the law firm of Pillsbury Winthrop LLP, San Francisco, California, from 1971 until her retirement in December 2004. Ms. Rembe was elected a Director of SBC in January 1998 and had previously served as an Advisory Director of SBC from April 1997 to January 1998 . She served as a Director of Pacific Telesis Group from 1991 until the company was acquired by SBC in 1997. She is a member of the Corporate Development Committee and the Public Policy and Environmental Affairs Committee of SBC. Ms. Rembe is a Director of Aegon N.V.
      S. Donley Ritchey, age 71, is Managing Partner of Alpine Partners (a family investment general partnership), Danville, California, and has served in this capacity since 1981. Mr. Ritchey was Chairman of the Board of Lucky Stores, Inc. from 1981 until his retirement in 1986 as well as Chief Executive Officer from 1980 to 1985. Mr. Ritchey has been a Director of SBC since April 1997. He served as a Director of Pacific Telesis Group from 1984 until the company was acquired by SBC in 1997. He is a member of the Audit Committee and the Corporate Governance and Nominating Committee of SBC. Mr. Ritchey is a Director of The McClatchy Company.
      Joyce M. Roché, age 58, is President and Chief Executive Officer of Girls Incorporated (a national nonprofit research, education, and advocacy organization), New York, New York, and has served in this capacity since September 2000. Ms. Roché was an independent marketing consultant from 1998 to 2000. She was President and Chief Operating Officer of Carson, Inc. from 1996 to 1998, and Executive Vice President of Global Marketing of Carson, Inc. from 1995 to 1996. Ms. Roché has been a Director of SBC since October 1998. She served as a Director of Southern New England Telecommunications Corporation from 1997 until the company was acquired by SBC in 1998. She is a member of the Finance/ Pension Committee and the Public Policy and Environmental Affairs Committee of SBC. She is a Director of Anheuser-Busch Companies, Inc.; The May Department Stores Company; and Tupperware Corporation.
      Laura D’Andrea Tyson, age 57, is Dean of the London Business School, London, England, and has served in this capacity since January 2002. Dr. Tyson was Dean of the Walter A. Haas School of Business at the University of California, Berkeley, from July 1998 to December 2001. Dr. Tyson served as Professor of Economics and Business Administration at the University of California, Berkeley, from 1997 to 1998. She served as National Economic Adviser to the President of the United States from 1995 to 1996 and as Chair of the White House Council of Economic Advisers from 1993 to 1995. Dr. Tyson has been a Director of SBC since October 1999. She served as a Director of Ameritech Corporation from 1997 until the company was acquired by SBC in 1999. She is a member of the Corporate Development Committee and the Finance/Pension Committee of SBC. Dr. Tyson is a Director of Eastman Kodak Company and Morgan Stanley.
      Patricia P. Upton, age 66, is President and Chief Executive Officer of Aromatique, Inc. (manufacturer and wholesaler of decorative fragrances), Heber Springs, Arkansas, and has served in this capacity since 1982. Ms. Upton has been a Director of SBC since June 1993. She is the Chairwoman of the Public Policy and Environmental Affairs Committee and a member of the Executive Committee and the Human Resources Committee of SBC.
Biographical Information Regarding SBC Executive Officers
      The following table sets forth the name, age and title of each of SBC’s executive officers named in the Compensation Table included in SBC’s proxy statement for its 2005 Annual Meeting of Stockholders dated as of March 11, 2005;

Name	Age	Position

Edward E. Whitacre Jr.	63	Chairman of the Board of Directors and Chief Executive Officer
John H. Atterbury III	56	Group President — IP Services
James D. Ellis	62	Senior Executive Vice President and General Counsel
Randall L. Stephenson	45	Chief Operating Officer
Rayford Wilkins, Jr.	53	Group President
      All of the executive officers have held high-level managerial positions with SBC or its subsidiaries for more than the past five years. Executive officers are not appointed to a fixed term of office.

INFORMATION ABOUT THE AT&T ANNUAL MEETING
      You should read this section along with the information contained under the heading “Questions and Answers about the AT&T Annual Meeting and the Merger”. Together they are intended to answer the questions you may have about how you may vote your shares of AT&T common stock at the AT&T annual meeting, to provide you with answers about how AT&T selected the nominees for director for whom you are being asked to vote, about how you can communicate with the AT&T board of directors, and how to propose a candidate for nomination or submit a proposal to be considered at next year’s annual meeting, if the merger has not yet been completed.
How do I vote?
      All AT&T shareholders may vote by mail. Registered AT&T shareholders who own their shares in their own name and most beneficial AT&T shareholders who own shares through a bank or broker also may vote by telephone or the Internet. If one of these options is available to you, AT&T strongly encourages you to use it because it is faster and less costly.
      Your telephone or Internet vote authorizes the Proxy Committee to vote your shares in the same manner as if you marked, signed and returned your proxy card. Under the laws of New York, the jurisdiction in which we are incorporated, voting instructions given telephonically or over the Internet are valid.
      Registered AT&T shareholders can vote by telephone by calling 1-800-273-1174 or on the Internet at http://att.proxyvoting.com. Please have your proxy card in hand when calling or going online. To vote by mail, please sign, date and mail your proxy card in the envelope provided.
      1. Vote by Telephone — Call 1-800-273-1174 from any touch-tone telephone ANYTIME. For telephone voting, you will need to enter the number in the shaded area on your proxy card

• To vote as your board of directors recommends on ALL items		PRESS 1
• To vote on each of the 10 items separately		PRESS 0

Election of Directors (Item 2):
• To vote FOR ALL nominees		PRESS 1
• to WITHHOLD FROM ALL nominees		PRESS 9
• to WITHHOLD FROM AN INDIVIDUAL nominee		PRESS 0
NOMINEES:	(01) W. F. Aldinger, (02) K. T. Derr, (03) D. W. Dorman, (04) M. K. Eickhoff-Smith, (05) H. L. Henkel, (06) F. C. Herringer, (07) J. C. Madonna, (08) D. F. McHenry and (09) T. L. White

All other voting items:
• To vote FOR		PRESS 1
• to vote AGAINST		PRESS 9
• to ABSTAIN		PRESS 0
      2. Vote by Internet — Access the website: http://att.proxyvoting.com/ which is available ANYTIME. You will need to enter the number in the shaded area on your proxy card. Follow the simple instructions provided in the login site. Your vote will be immediately confirmed.
      If you own your AT&T shares through a bank or broker, you should follow the separate instructions they provide you. Although most banks and brokers offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements.
      For participants in the AT&T Shareowner Dividend Reinvestment and Stock Purchase Plan or the AT&T Amended 1996 Employee Stock Purchase Plan, your shares will be voted as you specify on your proxy card and will not be voted if the proxy card is not returned or if you do not vote by telephone or the Internet.

For employee AT&T shareholders participating in the AT&T Long Term Savings Plan for Management Employees, the AT&T Long Term Savings and Security Plan, the AT&T Retirement Savings and Profit Sharing Plan, the AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees, or the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan, your shares will be voted by the trustee of each applicable plan as you specify on your voting instruction form. If your voting instruction form is not returned, the trustee will vote your shares in the same proportion as the shares for which instructions were received from all other participants in that plan. If you wish to abstain from voting on any matter, you must indicate this on your voting instruction form. You cannot vote your plan shares in person at the meeting. To allow sufficient time for voting, the trustee must receive your voting instructions by no later than 5:00 p.m. Eastern Daylight Time on Tuesday, June 28, 2005.
      If you attend the annual meeting in person, you may request a ballot when you arrive. If your shares are held in the name of your bank, broker, or other nominee, you need to bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on May 27, 2005, the record date for voting.
What do I need to do if I wish to attend the AT&T annual meeting in person?
      If you are a registered AT&T shareholder, you should use the admission ticket that is attached to your proxy card. If you will attend the meeting, please be sure to respond to the “I/We plan to attend the Annual Meeting” question when you vote. A beneficial AT&T shareholder may obtain an admission ticket in advance by sending a written request, with proof of ownership such as a bank or brokerage firm account statement, to: Manager — Proxy, AT&T Corp., Room 3A130, One AT&T Way, Bedminster, New Jersey 07921-0752.
      AT&T shareholders who do not bring admission tickets to the meeting may be admitted upon verification of ownership at the admissions counter at the meeting site.
      If you attend the annual meeting, you may be asked to present valid government-issued photo identification, such as a driver’s license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted, and attendees may be subject to security inspections or other security precautions.
      The Colorado Convention Center is fully accessible to disabled persons, and sign interpretation and wireless headsets will be available for the hearing impaired AT&T shareholders.
      Highlights of the annual meeting will be available on AT&T’s Investor Relations Website at www.att.com/ir.
Does AT&T have a policy for confidential voting?
      AT&T has a confidential voting policy. All proxies and other voting materials, including telephone and Internet voting, are kept confidential and are not disclosed to AT&T, SBC or their officers and directors, subject to standard exceptions. Such documents are available for examination only by the inspector of election and certain personnel associated with processing proxy cards and tabulating the vote. One independent inspector of election, a consultant to IVS Associates, Inc., has been appointed.
What does it mean if I receive more than one proxy card?
      Your shares are likely registered differently or are in more than one account. You should vote each of your accounts by telephone, the Internet, or mail. If you mail your proxy cards, please sign, date and return each proxy card to guarantee that all of your shares are voted. If you wish to combine your AT&T shareholder accounts in the future, you should contact AT&T’s transfer agent, EquiServe, at 1-800-348-8288. Combining accounts reduces printing and mailing costs, resulting in savings for AT&T that benefits you as an AT&T shareholder.

Why did I receive only one set of proxy materials although there are multiple AT&T shareholders at my address?
      In accordance with a notice sent to eligible AT&T shareholders that share a single address, AT&T is sending only one set of proxy materials, which includes a proxy card for each household member, to that address unless AT&T receives instructions to the contrary from any AT&T shareholder at that address. This practice, known as householding, is used to reduce AT&T’s printing and postage costs. If an AT&T shareholder of record residing at such an address wishes to receive a separate set of proxy materials in the future, he or she may contact Equiserve, AT&T’s transfer agent, at 1-800-348-8288, or by e-mail to att@equiserve.com, or write to EquiServe, P.O. Box 43007, Providence, RI 02940-3007. If you are an AT&T shareholder of record that receives multiple copies of AT&T’s proxy materials, you can request householding by contacting AT&T in the same manner. If you own shares through a bank, broker, or other nominee, you can request householding by contacting the nominee.
How do I access proxy materials on the Internet?
      AT&T shareholders can access AT&T’s 2005 Notice of Annual Meeting, this document and AT&T’s 2004 Annual Report on Form 10-K, together with the amendment to that Annual Report filed on Form 10-K/A, on the Internet on AT&T’s Investor Relations Website at www.att.com/ir. For future AT&T shareholder meetings, registered AT&T shareholders can further save AT&T expense by consenting to access their proxy statement and annual report electronically. You can choose this option by marking the “Electronic Access” box on your proxy card or by following the instructions provided when you vote by telephone or the Internet. If you choose this option, prior to each AT&T shareholder meeting you will receive your proxy card in the mail along with a notice of the meeting and instructions for voting by mail, telephone, or the Internet. You may select Electronic Access for each account held in your name. Your choice will remain in effect unless you revoke it by contacting AT&T’s transfer agent, EquiServe, at 1-800-348-8288 or visiting AT&T’s Investor Relations Website at www.att.com/ir. Internet voting instructions are provided on page 95 under “How do I vote?”.
How were the nominees for director selected?
      Each of the nine nominees was approved for inclusion on AT&T’s slate of directors by AT&T’s Governance and Nominating Committee on February 17, 2005. Mr. Dorman, AT&T’s Chairman of the Board and Chief Executive Officer, is one of AT&T’s executive officers. Messrs. Aldinger, Derr and Dorman, Ms. Eickhoff-Smith, Messrs. Henkel, Herringer, Madonna, McHenry and White were elected by AT&T’s shareholders as directors at AT&T’s May 2004 annual meeting and are standing for re-election.
How does the AT&T board of directors determine which directors are independent?
      The standards for determining independence are set forth in AT&T’s Corporate Governance Guidelines which are available on AT&T’s Investor Relations Website (www.att.com/ir/cg) and are attached as Annex D. AT&T’s Guidelines meet or exceed the listing standards of the NYSE.
      Pursuant to the Guidelines, the AT&T board of directors undertook its annual review of director independence on March 7, 2005. During this review the AT&T board of directors broadly considered all relevant facts and circumstances, not merely from the standpoint of a director but also from that of persons or organizations with which a director has a relationship. As a result of this review, the AT&T board of directors affirmatively determined that all of the directors nominated for election at AT&T’s 2005 Annual Meeting of Shareholders, other than AT&T’s Chairman of the Board and Chief Executive Officer, Mr. Dorman, are independent and have no material relationship with AT&T.
How can I recommend a candidate for election to the AT&T board of directors?
      AT&T shareholders who wish to recommend a candidate for election to the AT&T board of directors should write to: Vice President — Law and Secretary, AT&T Corp., Room 3A123, One AT&T Way, Bedminster, NJ 07921-0752, stating in detail the qualifications of a candidate for consideration by the Governance and Nominating Committee. In considering board candidates, the committee seeks individuals of proven judgment and competence who are outstanding in their respective fields. The committee considers such factors as experience, education, employment history, special talents or personal attributes, anticipated participation in board activities and geographic and diversity factors. The committee process for identifying and evaluating nominees would include detailed consideration of the recommendations and opinions of members of the AT&T board of directors, AT&T’s executive officers, AT&T’s executive human resources department and the AT&T shareholders. There would be no difference in the process of evaluation of candidates recommended by an AT&T shareholder and those recommended by other sources.
How can I communicate with the AT&T board of directors?
      AT&T shareholders interested in communicating directly with the AT&T board of directors may do so by writing to: Board of Directors, AT&T Corp., P.O. Box 406, Bedminster, NJ 07921-0752. The Governance and Nominating Committee of the AT&T board of directors has approved a process for handling letters received by AT&T and addressed to members of the AT&T board of directors. Under that process, AT&T’s Corporate Secretary, or members of his staff, review all such correspondence and regularly forward to each non-employee director a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deal with the functions of the AT&T board of directors or the board’s committees, or that he otherwise determines require their attention. Directors may at any time review a log of all correspondence received by AT&T that is addressed to members of the AT&T board of directors and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of AT&T’s internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.
How do I submit an AT&T shareholder proposal for next year’s annual meeting?
      AT&T shareholder proposals may be submitted for inclusion in AT&T’s 2006 proxy statement after the 2005 annual meeting, but must be received no later than 5:00 p.m. Eastern Standard Time on January 27, 2006. Proposals should be sent via registered, certified, or express mail to: Vice President — Law and Secretary, AT&T Corp., Room 3A123, One AT&T Way, Bedminster, NJ 07921-0752.

THE AT&T ANNUAL MEETING PROPOSALS AND INFORMATION
Information About the AT&T Board of Directors and Corporate Governance

The AT&T Board of Directors
      The AT&T board of directors is responsible for establishing broad corporate policies and monitoring AT&T’s overall performance. However, in accordance with corporate legal principles, the AT&T board of directors is not involved in day-to-day operating matters. Members of the AT&T board of directors are kept informed of AT&T’s business by participating in board and committee meetings, by reviewing analyses and reports sent to them each month and through discussions with AT&T’s Chairman of the Board and other officers.
      The AT&T board of directors held 10 meetings and the committees held 23 meetings in 2004. Each of the directors attended at least 75% of the meetings of the AT&T board of directors and its committees. The average attendance in the aggregate at the total number of meetings of the AT&T board of directors and the total number of committee meetings was 94.4%. It is AT&T’s policy that directors should attend the annual meeting, absent unusual circumstances. Nine of the ten members of the AT&T board of directors attended the AT&T 2004 annual meeting.
      AT&T’s non-employee directors meet in executive session without any management directors or employees present approximately eight times each year. The chairman of the Governance and Nominating Committee serves as chairman for each executive session of the AT&T board of directors.

Election of Directors (Proposal 2 on Proxy Card)
      AT&T’s Proxy Committee intends to vote for the election of the nine nominees listed on the following pages. These nominees have been selected by the AT&T board of directors on the recommendation of the Governance and Nominating Committee. If you do not wish your shares to be voted for particular nominees, please identify the exceptions in the designated space provided on the proxy card or, if you are voting by telephone or the Internet, follow the instructions provided when you vote. Directors will be elected by a plurality of the votes cast. Any shares not voted, whether by abstention or otherwise, have no impact on the vote.
      If at the time of the meeting one or more of the nominees have become unavailable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Governance and Nominating Committee or, if none, the size of the AT&T board of directors will be reduced. The Governance and Nominating Committee knows of no reason why any of the nominees will be unavailable or unable to serve.
      Directors elected at the annual meeting will hold office until the next annual meeting or until their successors have been elected and qualified. For each nominee there follows a brief listing of principal occupation for at least the past five years, other major affiliations and age as of March 1, 2005.

Nominees for Election as Directors

William F. Aldinger	Age: 57	Director Since: 2003
      Mr. Aldinger is Chairman and Chief Executive Officer of HSBC North America Holdings Inc., a financial services company. He joined HSBC Finance Corporation, formerly known as Household International, Inc., in 1994 as President and Chief Executive Officer. Mr. Aldinger became Chairman of Household International, Inc. in May 1996. He is an officer and director of a number of subsidiaries of HSBC North America Holdings Inc. Mr. Aldinger is a director of HSBC Holdings plc, MasterCard International and Illinois Tool Works Inc. He is a member of the boards of Children’s Memorial Medical Center/ Children’s Memorial Hospital and the Children’s Memorial Foundation. Mr. Aldinger also serves on the board of trustees of the J.L. Kellogg Graduate School of Management.

Kenneth T. Derr	Director Since: 1995
Age: 68
      Mr. Derr is a retired Chairman of the Board and Chief Executive Officer of ChevronTexaco Corporation, an international oil company. He was Chairman and Chief Executive Officer from 1989 to 1999, Vice Chairman from 1985 to 1989 and director from 1981 to 1999. Mr. Derr also serves as a director of the American Petroleum Institute, a member of The Business Council, Council on Foreign Relations and the Board of Overseers of the Hoover Institution; Director of the Committee to Encourage Corporate Philanthropy; Director of American Productivity and Quality Center; Member of the Board of the University of California San Francisco Foundation, and Trustee Emeritus of Cornell University. Mr. Derr is a director of Citigroup Inc., Halliburton Company and Calpine Corporation.

David W. Dorman	Director Since: 2002
Age: 51
      Mr. Dorman has been the Chairman of the Board and Chief Executive Officer of AT&T since November 2002. He was President of AT&T from 2000 to 2002 and the Chief Executive Officer of Concert, a former global venture created by AT&T and British Telecommunications plc, from 1999 to 2000. Mr. Dorman was Chairman, President and Chief Executive Officer of PointCast Incorporated from 1997 to 1999; Executive Vice President of SBC Communications Inc. in 1997; Chairman, President and Chief Executive Officer of Pacific Bell from 1994 to 1997; and President of Sprint Business from 1990 to 1994. He served as a member of the President’s Advisory Committee on High Performance Computing and Communications, Information Technology and the Next Generation Internet. Mr. Dorman is a director of Scientific Atlanta, Inc. and Yum! Brands, Inc.

M. Kathryn Eickhoff-Smith	Director Since: 1987
Age: 65
      Ms. Eickhoff-Smith has been President and Chief Executive Officer of Eickhoff Economics, Inc., an economic consulting firm, since 1987. She is a past Associate Director for Economic Policy for the U.S. Office of Management and Budget (1985-1987) and the former Executive Vice President and Treasurer of Townsend Greenspan & Co., Inc. (1962-1985). Ms. Eickhoff-Smith is a director of Tenneco Automotive Inc.

Herbert L. Henkel	Director Since: 2004
Age: 56
      Mr. Henkel has been the Chairman of the Board of Ingersoll-Rand Company, a manufacturer of industrial products and components, since 2000 and President and Chief Executive Officer since 1999. He was the President and Chief Operating Officer of Ingersoll-Rand from April 1999 to October 1999. Mr. Henkel was the Chief Operating Officer of Textron Inc. from 1998 to 1999, and Vice President — Industrial Products Segment from 1993 to 1998. Mr. Henkel is a director of Pitney Bowes Inc. and C.R. Bard, Inc.

Frank C. Herringer	Director Since: 2002
Age: 62
      Mr. Herringer has been Chairman of the Board of Transamerica Corporation, a financial services company, since 1995. He served as Chief Executive Officer from 1991 to 1999 and President from 1986 to 1999. From 1999 to May 2000, Mr. Herringer served on the Executive Board of Aegon N.V. and as Chairman of the Board of Aegon USA, Inc. Mr. Herringer is a director of The Charles Schwab Corporation, Mirapoint Inc. and Amgen Inc.

Jon C. Madonna	Director Since: 2002
Age: 61
      Mr. Madonna is a retired Chairman and Chief Executive Officer of KPMG, an international accounting and consulting firm. He was with KPMG for 28 years where he held numerous senior leadership positions throughout his career and served as Chairman from 1990 to 1996. Subsequent to his retirement from KPMG, Mr. Madonna served as Vice Chairman of Travelers Group, Inc. from 1997 to 1998 and President and Chief Executive Officer of Carlson Wagonlit Corporate Travel, Inc. from 1999 to 2000. He was Chief Executive Officer of DigitalThink, Inc. from 2001 to 2002, and was Chairman of DigitalThink, Inc. from April 2002 to May 2004. Mr. Madonna is a director of Albertson’s, Inc., Phelps Dodge Corporation and Tidewater Inc.

Donald F. McHenry	Director Since: 1986
Age: 68
      Mr. McHenry has been a Distinguished Professor in the Practice of Diplomacy at the School of Foreign Service at Georgetown University, since 1981. He has also been President of IRC Group LLC, international relations consultants, since 1981. Mr. McHenry is a director of FleetBoston Financial Corporation, The Coca-Cola Company, International Paper Company and GlaxoSmithKline plc.

Tony L. White	Director Since: 2002
Age: 58
      Mr. White is Chairman of the Board, President and Chief Executive Officer of Applera Corporation, a life sciences company. He was elected Chairman of the Board, President and Chief Executive Officer of Perkin Elmer Corporation (renamed Applera Corporation) in 1995. Prior to that, he was Executive Vice President and a Member of the Office of the Chief Executive Officer at Baxter International Inc. from 1991 to 1995. Mr. White is a director of C.R. Bard, Inc. and Ingersoll-Rand Company.
      Dr. Shirley Ann Jackson is not standing for re-election.

The Committees of the AT&T Board of Directors and Their Functions
      The AT&T board of directors has established a number of committees, including the Audit Committee, the Compensation and Employee Benefits Committee and the Governance and Nominating Committee, each of which is briefly described below. Another committee of the AT&T board of directors is the Proxy Committee whose members are listed on your proxy card. The Proxy Committee votes the shares represented by proxies at the annual meeting of AT&T shareholders.
      The Audit Committee assists the AT&T board of directors in maintaining the integrity of AT&T’s financial statements, its financial reporting processes and systems of internal audit controls, AT&T’s compliance with legal and regulatory requirements and overseeing AT&T’s code of conduct and ethics policies. The Audit Committee reviews the scope of independent and internal audits and assesses the results. The Audit Committee meets with AT&T’s management to consider the adequacy of the internal controls and the objectivity of financial reporting. The committee also meets with the independent auditors and with appropriate financial personnel and internal auditors concerning these matters. The committee selects, compensates and appoints AT&T’s independent auditors. Both the internal auditors and the independent auditors periodically meet alone with the committee and always have unrestricted access to the committee. AT&T does not limit the number of audit committees of publicly listed companies on which members of AT&T’s Audit Committee may serve. One of AT&T’s Audit Committee members, Mr. Madonna, serves on three other audit committees. In March 2005 the AT&T board of directors affirmatively determined that such simultaneous service would not impair Mr. Madonna’s ability to effectively serve on AT&T’s Audit Committee. The Audit Committee currently consists of six independent non-employee directors. The committee met ten times in 2004.
      The Compensation and Employee Benefits Committee administers incentive compensation plans, including stock option plans, and advises the AT&T board of directors regarding employee benefit plans. The committee establishes the compensation structure for AT&T’s senior managers, approves the compensation of AT&T’s senior executives and makes recommendations to the AT&T board of directors with respect to compensation of the Chief Executive Officer. The Compensation and Employee Benefits Committee currently consists of five independent non-employee directors. The committee met nine times in 2004.
      The Governance and Nominating Committee advises and makes recommendations to the AT&T board of directors on all matters concerning directorship and corporate governance practices, including compensation of directors and the selection of candidates as nominees for election as directors, and provides guidance with respect to matters of public policy. The Governance and Nominating Committee currently consists of seven independent non-employee directors. The committee met four times in 2004. The committee recommended to the AT&T board of directors the slate of directors for election at the 2005 Annual Meeting of AT&T Shareholders.

      AT&T is committed to the highest standards of corporate governance and ethical behavior. On the recommendation of the Governance and Nominating Committee, the AT&T board of directors has adopted AT&T’s Corporate Governance Guidelines which are available on AT&T’s Investor Relations Website at www.att.com/ir/cg and are attached hereto as Annex D. The AT&T board of directors has also adopted a Financial Officer Code of Ethics which is also available on AT&T’s Investor Relations Website. All of AT&T’s directors, officers and employees must act ethically at all times and in accordance with the policies set forth in AT&T’s code of conduct. AT&T’s code includes “Our Common Bond,” a set of business values which guide all of AT&T’s decisions and behavior, and is published on AT&T’s Investor Relations Website. The AT&T board of directors did not grant any waivers of any ethics policies in 2004 to AT&T’s directors or executive officers. The charters of the Audit Committee, Governance and Nominating Committee and Compensation and Employee Benefits Committee are also available on AT&T’s Investor Relations Website.
      The table below provides membership information for each of the AT&T board committees:

Compensation
		and Employee	Governance and
Name	Audit	Benefits	Nominating

Mr. Aldinger	•	•
Mr. Derr		Chair	•
Ms. Eickhoff-Smith	•		•
Mr. Henkel	•		•
Mr. Herringer	•	•
Dr. Jackson		•	•
Mr. Madonna	Chair		•
Mr. McHenry	•		Chair
Mr. White		•	•

Independence of Directors; Financial Expert
      The AT&T board of directors has determined that each of AT&T’s non-employee directors is “independent” within the definitions contained in the current NYSE rules (see “Information About the AT&T Annual Meeting—How does the AT&T board of directors determine which directors are independent?” on page 97). In addition, the AT&T board of directors has determined that each member of the Audit Committee is “independent” within the definition contained in the current SEC rules. Furthermore, the AT&T board of directors has determined that both Mr. Herringer and Mr. Madonna qualify as “audit committee financial experts” as defined by the SEC.

Compensation of Directors
      In 2004, independent non-employee directors received an annual retainer of $70,000. The chairperson of the Audit Committee received an additional annual retainer of $25,000. The chairpersons of the Compensation and Employee Benefits Committee and the Governance and Nominating Committee each received an additional annual retainer of $10,000. No fees are paid for attendance at regularly scheduled board and committee meetings. Directors received a fee of $1,500 for each special board or committee meeting attended. Each director had the option of either deferring his or her annual retainer, chair fees and special meeting fees (pursuant to the Deferred Compensation Plan for Non-Employee Directors) or receiving their fees as cash payments. Under the Deferred Compensation Plan for Non-Employee Directors, directors may elect to defer the receipt of all or part of their cash retainer and other compensation into the AT&T common stock portion or the cash portion of the deferred compensation account. The AT&T common stock portion (the value of which is measured from time to time by the market value of AT&T common stock) is credited quarterly with a number of deferred shares of AT&T common stock equivalent in market value to the amount of the quarterly dividend on the shares also then credited in the accounts. The cash portion of the deferred compensation account earns interest, compounded quarterly, at an annual rate equal to the average interest rate for 10-year United States Treasury Notes for the previous quarter, plus 5%, for amounts deferred prior to

January 1, 2001, and plus 2% for amounts deferred on or after January 1, 2001. The American Jobs Creation Act of 2004 has imposed new restrictions on deferred compensation plans including the Deferred Compensation Plan for Non-Employee Directors.
      Each independent non-employee director received an additional award of AT&T restricted stock units equal in value to $100,000 on the date of the grant, May 27, 2004. These awards are in addition to the already existing awards of AT&T restricted stock units equal in value to $100,000 on the date of grant: February 23, 2004, for Mr. Henkel; July 16, 2003, for Mr. Aldinger; and June 11, 2003, for all other non-employee directors. The awards granted on May  27, 2004, vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. The earlier awards vest upon a director’s retirement from the AT&T board of directors. The restricted stock units awarded to non-employee directors pay dividend equivalents quarterly in cash.
      AT&T also provides independent non-employee directors with travel accident insurance when on AT&T’s business and complimentary telecommunications services. An independent non-employee director may also enroll in a Directors’ Universal Life Insurance Program sponsored by AT&T at no cost to the independent non-employee director. The life insurance benefit under the Directors’ Universal Life Insurance Program will continue after the independent non-employee director’s retirement from the AT&T board of directors.
      The total premiums during 2004 for these policies were $500 for travel accident insurance and $33,090 for group life insurance. The value of telecommunications services received, or for which reimbursement was provided, together with amounts necessary to offset the directors’ applicable tax liabilities resulting from such services and benefits, computed at maximum marginal rates, averaged $5,447 per non-employee director in 2004.
Stock Ownership of AT&T Management and Directors
      The following table sets forth information concerning the beneficial ownership of AT&T common stock, as of March 1, 2005, for (a) each current director elected to the AT&T board of directors in 2004 and each nominee for election as a director in 2005; (b) each of the executives named in the Summary Compensation Table (the named executives) not listed as a director; and (c) directors and executive officers as a group. No director or executive officer owns any AT&T preferred shares. Except as otherwise noted, the nominee or family members had sole voting and investment power with respect to such securities.

	Number of Shares

			Other Common		Percent
Name	Beneficially Owned(1)		Stock Equivalents(2)	Total	of Class

(a)

William F. Aldinger	3,000		11,926	14,926	*
Kenneth T. Derr	3,835	(3)	30,776	34,611	*
David W. Dorman	1,752,318	(4)	462,700	2,215,018	*
M. Kathryn Eickhoff-Smith	4,245	(5)	21,168	25,413	*
Herbert L. Henkel	0		16,558	16,558	*
Frank C. Herringer	17,936	(6)	18,970	36,906	*
Shirley Ann Jackson	2,511	(7)	20,571	23,082	*
Jon C. Madonna	3,901	(8)	12,823	16,724	*
Donald F. McHenry	3,726	(9)	26,528	30,254	*
Tony L. White	3,901	(10)	17,882	21,783	*

	Number of Shares

			Other Common		Percent
Name	Beneficially Owned(1)		Stock Equivalents(2)	Total	of Class

(b)

James W. Cicconi	615,663	(11)	112,800	728,463	*
Hossein Eslambolchi	502,731	(12)	211,400	714,131	*
William J. Hannigan	218,002	(13)	299,950	517,952	*
Thomas W. Horton	399,576	(14)	187,900	587,476	*

			Other Common		Percent
Name	Beneficially Owned(1)		Stock Equivalents(2)	Total	of Class

(c)

Directors and Executive Officers as a group (19 persons)	4,500,619	(15)	1,730,762(16)	6,231,381	*

*	Less than one percent
Footnotes:

(1)	As of March 1, 2005, no individual director or nominee for director or named executive beneficially owned 1% or more of AT&T’s outstanding common shares, nor did the directors and executive officers as a group.

(2)	Includes share units held in deferred compensation accounts that do not constitute beneficially owned securities and restricted stock units. The number of restricted stock units owned by each non-employee director is as follows:

William F. Aldinger	11,221 restricted stock units
Kenneth T. Derr	11,077 restricted stock units
M. Kathryn Eickhoff-Smith	11,077 restricted stock units
Herbert L. Henkel	11,088 restricted stock units
Frank C. Herringer	11,077 restricted stock units
Shirley Ann Jackson	11,077 restricted stock units
Jon C. Madonna	11,077 restricted stock units
Donald F. McHenry	11,077 restricted stock units
Tony L. White	11,077 restricted stock units

The number of restricted stock units owned by Mr. Dorman and each of AT&T’s other named executives as of March 1, 2005, is the number set forth in the column “Other Common Stock Equivalents.”

(3)	Includes beneficial ownership of 2,745 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(4)	Includes beneficial ownership of 1,521,007 shares that may be acquired within 60 days pursuant to stock options awarded under employee incentive compensation plans.

(5)	Includes 1,000 shares held in an IRA account and 100 shares held in a Keogh account. Also includes 200 shares held by a trust, as to which Ms. Eickhoff-Smith has disclaimed beneficial ownership. In addition, includes beneficial ownership of 2,745 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(6)	Includes 10,000 shares held by trusts, 4,000 shares held in an IRA account, 1,000 shares held in a Keogh account for his spouse, 200 shares held by trusts for each of his two daughters, 100 shares held by a trust for his niece, and five shares held by a trust for his spouse. Also includes 30 shares held in a custodial account as to which Mr. Herringer has disclaimed beneficial ownership. In addition, includes beneficial ownership of 2,401 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(7)	Includes 78 shares owned by Dr. Jackson’s spouse. Dr. Jackson has disclaimed beneficial ownership of these shares. Also includes beneficial ownership of 2,433 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(8)	Includes beneficial ownership of 1,501 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(9)	Includes 381 shares held in a Keogh account. In addition, includes beneficial ownership of 2,745 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(10)	Includes beneficial ownership of 2,401 shares that may be acquired within 60 days pursuant to stock options awarded under a non-employee director incentive compensation plan.

(11)	Includes beneficial ownership of 581,624 shares that may be acquired within 60 days pursuant to stock options awarded under employee incentive compensation plans.

(12)	Includes 0.6 shares held in a 401(k) account. Also includes beneficial ownership of 497,168 shares that may be acquired within 60 days pursuant to stock options awarded under employee incentive compensation plans.

(13)	Includes 150 shares held in an IRA account, 100.7394 shares held by a trust for his son, and 100 shares held by a trust for his daughter. In addition, includes beneficial ownership of 182,500 shares that may be acquired within 60 days pursuant to options awarded under employee incentive compensation plans.

(14)	Includes beneficial ownership of 389,557 shares that may be acquired within 60 days pursuant to stock options awarded under employee incentive compensation plans.

(15)	Includes beneficial ownership of 4,108,901 shares that may be acquired within 60 days pursuant to stock options awarded under employee and non-employee director incentive compensation plans.

(16)	Includes 1,546,310 restricted stock units and 84,605 share units held in deferred compensation accounts.
Beneficial Ownership of More Than 5% of AT&T Common Stock
      The following table sets forth information as to the beneficial ownership of AT&T common stock by each person or group known by AT&T, based on filings pursuant to Section 13(d) or (g) under the Exchange Act, to own beneficially more than 5% of the outstanding shares of AT&T common stock as of December 31, 2004.

	Number of		Percent of
Name and Address of Beneficial Owner	Shares		Class

Capital Research and Management Company	111,633,100	(1)	14.0%
333 South Hope Street
Los Angeles, CA 90071
Dodge & Cox	103,261,885	(2)	13.0%
555 California Street
40th Floor
San Francisco, CA 94104

Footnotes:

(1)	Based on a Schedule 13G/ A filed on February 11, 2005, by Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, Capital Research is deemed to be the beneficial owner, as a result of acting as investment advisor to various companies, and has sole dispositive power with respect to 111,633,100 shares or approximately 14.0% of AT&T’s outstanding shares of common stock.

(2)	Based on a Schedule 13G/ A filed February 10, 2005, Dodge & Cox beneficially owned these shares on behalf of clients that may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients. Dodge & Cox has sole voting power for 96,589,398 shares, shared voting power for 1,641,180 shares, sole dispositive power for 103,261,885 shares and no shared dispositive power for any of the shares.

Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Exchange Act requires AT&T’s directors and executive officers, and persons who own more than 10 percent of a registered class of AT&T’s equity securities, to file with the SEC and the NYSE initial reports of ownership and reports of changes in beneficial ownership of AT&T’s equity securities.
      To AT&T’s knowledge, based upon the reports filed and written representations that no other reports were required, during the fiscal year ended December 31, 2004, none of AT&T’s directors or executive officers failed to file on a timely basis reports required by Section 16(a) of the Exchange Act with the following exceptions: William J. Hannigan, one late report of three positions; and Christopher R. Reidy, one late report of one position.
Ratification of The Appointment by The Audit Committee of Independent Auditors (Proposal 3 on Proxy Card)
      The Audit Committee has selected and appointed the firm of PricewaterhouseCoopers LLP as the independent auditors to examine AT&T’s financial statements for the year 2005. PricewaterhouseCoopers LLP has audited AT&T’s financial statements for many years. The AT&T board of directors recommends that AT&T shareholders vote FOR ratification of the appointment. Ratification of the appointment of auditors requires a majority of the votes cast. Any shares not voted, whether by abstention or otherwise, have no impact on the vote.
AT&T Shareholder Proposals
      AT&T receives many suggestions from AT&T shareholders, some as formal AT&T shareholder proposals. All are given careful consideration and are adopted, if appropriate.
      Proponents of six AT&T shareholder proposals have stated that they intend to present the following proposals at the annual meeting. Information on the share ownership of the proponents is available by writing to: Manager — Proxy, AT&T Corp., Room 3A130, One AT&T Way, Bedminster, New Jersey 07921-0752. The proposals and supporting statements are quoted below. The AT&T board of directors has concluded it cannot support these proposals for the reasons given.

No Future Stock Options — AT&T Shareholder Proposal (Proposal 4 on Proxy Card)
      Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Ave., NW, Suite 215, Washington, DC 20037, has submitted the following proposal:

“RESOLVED: “That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some).”

“REASONS: “Stock option awards have gone out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options.”

“There are other ways to “reward” executives and other employees, including giving them actual STOCK instead of options.

“Recent scandals involving CERTAIN financial institutions have pointed out how analysts CAN manipulate earnings estimates and stock prices.

“If you AGREE, please vote YOUR proxy FOR this resolution.”

      AT&T’s directors recommend a vote against the above proposal. The AT&T 2004 Long Term Incentive Program (2004 Plan) approved by AT&T shareholders at AT&T’s 2004 Annual Meeting allows the Compensation and Employee Benefits Committee (CEBC) to grant various equity-based long-term incentive awards, including stock options. However, as discussed in AT&T’s 2004 proxy statement, AT&T has adopted a number of company practices, policies and special limitations that enhanced AT&T’s pay-for-performance philosophy and ownership culture. These included a migration from AT&T’s historical reliance on stock options to the use of other types of equity, including performance shares and restricted stock units (RSUs).
      Beginning in 2004, AT&T modified its long-term incentive compensation strategy to eliminate the use of stock options and utilize a blend of performance awards (70%) and RSUs (30%). The CEBC believes, at this time, that this new approach provides a stronger link to performance compared to time-vested stock options. However, the 2004 Plan continues to allow for the use of stock options should AT&T’s compensation programs need to be adjusted to address emerging practices or future expectations.
      Eliminating stock options from AT&T’s long-term incentive plan would significantly limit AT&T’s board’s flexibility to potentially modify AT&T’s compensation practices based on new or unforeseen circumstances. Management regularly reviews competitive compensation practices in determining the various elements of pay, including equity compensation programs, and the CEBC needs adequate flexibility to adjust to changing market conditions.
      Under the 2004 Plan, AT&T has included a number of design elements to ensure that any stock option grant would incorporate sound corporate governance requirements. These include provisions to prohibit discounted options, reload features and loans to exercise stock options. The 2004 Plan also expressly prohibits both the direct and indirect repricing of underwater options without AT&T shareholder approval (except in limited transactions related to a capital adjustment or merger transaction). Additionally, AT&T began expensing stock option grants in 2003 and provides full disclosure on the potential accounting expense associated with stock options. Therefore, AT&T’s directors recommend that AT&T shareholders vote AGAINST this proposal.

Link Restricted Stock Unit Vesting to Performance — AT&T Shareholder Proposal (Proposal 5 on Proxy Card)
      American Federation of State, County and Municipal Employees (AFSCME) Employees Pension Plan, 1625 L Street, N.W., Washington, DC 20036, has submitted the following proposal:

“RESOLVED, that the shareowners of AT&T Corp. (“AT&T”) ask the Compensation and Employee Benefits Committee of the Board of Directors to adopt a policy that a significant portion of restricted stock and restricted stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting. The policy should be implemented in a way that does not violate any existing employment agreement or the terms of any equity compensation plan. The policy would not apply to performance share units, which by their terms already contain performance targets.
SUPPORTING STATEMENT

“AT&T uses a substantial amount of restricted stock to compensate its senior executives. From 2001 through 2003, CEO David Dorman received awards with a total value of $7,810,212, while chief technology officer Hossein Eslambochi [sic] received awards valued at $3,354,286 during that period. The vesting of these awards does not depend on the achievement of any performance goals; rather, they simply vest over time.

“We believe that compensation policies should align the interests of senior executives with those of shareowners. Restricted stock awards advance that goal better than stock options because restricted stock grants facilitate direct ownership of shares. Restricted stock grants also have the virtue of more transparent accounting treatment than stock options, whose cost — unlike that of restricted stock — is not recognized on a company’s income statement. However, to provide appropriate incentives, we believe that restricted stock awards should have real downside risk.

“There has been significant criticism of the incentive value of restricted stock grants without performance hurdles. An August 11, 2003 editorial in Forbes characterized restricted stock grants without performance targets as “weak incentives for improving performance.” WorldCom/ MCI corporate monitor and former SEC chairman Richard Breeden opined in his August 2003 governance recommendations that “there is not a strong reason for granting restricted stock rather than simply paying cash unless there are performance hurdles to vesting.” Matt Ward, CEO of San Francisco-based Westward Pay Strategies, says restricted stock grants without performance targets create “the lay-low effect: just lay low and don’t get fired.”

“Leading companies have been requiring senior executives to satisfy performance requirements before restricted stock can vest. In its widely publicized 2003 shift from stock options to restricted stock, Microsoft has imposed performance vesting targets on its 600 most senior managers. The performance share units granted to GE CEO Jeffrey Immelt in 2003 similarly require the achievement of goals relating to cash flow from operations and total shareholder return. AT&T should follow the lead of these companies.

“The need for performance targets for the vesting of restricted stock is especially acute in light of AT&T’s stock price performance. According to the most recent proxy statement, $100 invested in AT&T’s stock on December 31, 1998 would have been worth $29 on December 31, 2003, while $100 invested in an index of peer companies would have been worth $38 on that date.

“We urge shareowners to vote for this proposal.”

      AT&T’s directors recommend a vote against the above proposal. The Board of Directors’ Compensation and Employee Benefits Committee (CEBC), comprised exclusively of independent outside directors, is responsible for, among other things, discharging AT&T’s board’s responsibility relating to executive compensation programs and policies. The CEBC supports the proponent’s underlying concept of performance-based equity grants. However, AT&T believes that its new executive compensation program is already substantially based on performance and has effectively aligned management and AT&T shareholder interests.
      In connection with the approval by AT&T shareholders at AT&T’s 2004 Annual Meeting of Shareholders of the AT&T 2004 Long Term Incentive Program, AT&T adopted a new long term incentive strategy which is predominantly performance based. Going forward, awards to AT&T’s employees are comprised of a blend of 70% performance shares/units and 30% restricted stock units (RSUs).
      The CEBC believes that restricted stock is a valuable component of long term incentive compensation but should comprise a smaller portion of compensation. AT&T’s performance shares (which are the significant majority of long term incentives) are tied to AT&T’s achievement of specified financial objectives over a three-year period. The RSUs are subject to a four-year vesting schedule, consistent with the long term nature of the compensation. Additionally, certain senior officers are required to hold the vested RSUs (net of taxes) granted after 2003 for one additional year beyond the vesting date. Executives must also meet the stock ownership requirements described in the “ — Executive Compensation — AT&T’s Board Compensation Committee Report on Executive Compensation” on page 119.
      The CEBC, based on input from AT&T’s independent consultants, and a review of competitive benchmark data, believes that the current structure is appropriately balanced and competitive. Recruiting, retaining and motivating talented employees is crucial in today’s highly competitive global economy. RSUs, when used reasonably, assist not only in recruiting and retaining employees but also in motivating employees to focus on AT&T’s long-term performance and results.
      The CEBC does not believe that the proposed policy is appropriate. The proposed policy would only apply to the RSU portion of AT&T’s new compensation program and fails to take into account AT&T’s total long term incentive program. Therefore, AT&T’s directors recommend that AT&T shareholders vote AGAINST this proposal.

Executive Compensation — AT&T Shareholder Proposal (Proposal 6 on Proxy Card)
      American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund, 815 Sixteenth Street, N.W., Washington, DC 20006, has submitted the following proposal:

“Resolved: the shareowners of AT&T Corp. (“AT&T”) request that the Compensation and Employee Benefits Committee prepare a report for shareholders, at reasonable cost and excluding confidential information, to determine whether AT&T’s senior executive compensation policies create an incentive to export jobs, restructure operations or make other strategic decisions that are designed to boost short-term earnings, but may have adverse consequences for long-term shareholder value.

“Supporting Statement

“AT&T has used earnings-based metrics, such as “operating net income,” as criteria for determining senior executives’ bonus awards. We believe such criteria are inadequate. In our view, they create undue incentives for senior executives to make strategic decisions geared towards short-term earnings, even when those decisions may have adverse long-term consequences for AT&T and its shareholders.

“In our view, the growing tendency of American corporations to export jobs, either directly or through third party vendors, makes this a timely issue. It appears that AT&T uses third party vendors in other countries to provide a significant and increasing share of its services for United States customers (Boston Globe, 11/17/2004).

“At AT&T, we believe the temptation to export jobs is exacerbated by the earnings-based metrics that are used to determine bonus awards and incentive pay. These criteria may give senior executives a personal incentive to boost earnings within one- to three-year performance periods, because higher earnings may increase their own pay. Consequently, they may be rewarded for making decisions that boost earnings in the short run, before it becomes apparent that the long-term consequences are detrimental.

“A Reuters report concluded that, “outsourcing could do more harm than good” (10/31/2003). The report cited one survey in which “66 percent of companies ... were disappointed with their outsourcing contracts.” It added that “only 39 percent of the companies [surveyed] would renew contracts with their existing outsourcing suppliers, and 15 percent planned to bring services back in-house.”

“Business Week has reported that, “many companies [have] ended up repatriating ... work because they felt they were losing control of core businesses or found them too hard to coordinate” (2/3/2003). Other reports have expressed concerns about the security of customer and proprietary information in offshore locations (The Sunday Herald, 3/28/2004; BBC News, 4/4/2004).

“We believe bonus awards and long-term incentives should be based on evaluations of executive performance that emphasize the long-term consequences of strategic decisions. In our opinion, the proposed report would help shareholders to judge whether our Board of Directors provides appropriate incentives to senior management.

“We urge shareholder to vote FOR this proposal.”

      AT&T’s directors recommend a vote against the above proposal. AT&T is sensitive to certain global competitive, geographic and marketplace factors in determining appropriate executive incentive programs and policies. However, the Compensation and Employee Benefits Committee (CEBC) believes the proposal would arbitrarily and unnecessarily consume AT&T’s resources and that the report may not provide any significant benefit to AT&T shareholders. A similar proposal received less than 9% of the votes cast at AT&T’s 2004 Annual Meeting of Shareholders.
      AT&T’s CEBC, which is composed entirely of independent directors, is responsible for determining the performance goals and objectives for the Chief Executive Officer and the other members of AT&T’s senior management team. The CEBC is committed to establish fair and equitable compensation policies and make decisions that are in the best interests of AT&T and AT&T shareholders.
      AT&T’s executive compensation program consists of an annual base and long-term incentives based on AT&T’s key financial and operational results that provide a mechanism to reward executive officers for maximizing long-term AT&T shareholder value. Further detail on these key components and AT&T’s compensation philosophy statement can be found on page 120.
      AT&T describes its executive compensation policies, programs and practices in this document. The AT&T board of directors believes that the report sought by the proponent would not provide any additional meaningful information to AT&T shareholders and would not accomplish the objectives set forth in the proposal. Therefore, AT&T’s directors recommend that AT&T shareholders vote AGAINST this proposal.

Poison Pill — AT&T Shareholder Proposal (Proposal 7 on Proxy Card)
      Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, has submitted the following proposal:
7 — Redeem or Vote Poison Pill

“RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

“I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock — or an exchange for shares in a more valuable company.

“I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

“William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.
          Pills Entrench Current Management

“They [poison pills] entrench the current management, even when it’s doing a poor job. They [poison pills] water down shareholders’ votes and deprive them of a meaningful voice in corporate affairs.”
                     “Take on the Street” by Arthur Levitt, SEC Chairman, 1993-2001
          Like a Dictator

‘[Poison pill] That’s akin to the argument of a benevolent dictator, who says, “Give up more of your freedom and I’ll take care of you.”’
                     T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years
          Progress Begins with a First Step

“I believe that the advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

•	The Corporate Library an independent investment research firm in Portland, Maine rated our company: “F” in Overall Board Effectiveness “D” in Board Composition “F” in CEO Compensation

“D” in Accounting “D” in Strategic Decisionmaking

•	The Corporate Library said, “Overall the company’s Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock.”

•	Kenneth Derr was designated a “problem director” by TCL because he was chairperson of the committee that set executive compensation at our company, which received a CEO Compensation grade of “F”.

•	We had no Lead Director or Independent Chairman — independence concern.

•	Eight directors were allowed to hold from 4 to 6 director seats each — over-extension concern.

•	2003 CEO pay of $17 million including stock option grants. Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

•	If CEO pay is excessive — this could be a sign that our board is weak in its oversight of our CEO.

“I believe the above slate of under-achievement practices reinforce the advantage to adopt the one RESOLVED statement here to help improve our corporate governance scores.
          Stock Values

“If a poison pill makes our company difficult to sell — the value of our stock could suffer.
Redeem or Vote Poison Pill
Yes on 7”

      AT&T’s directors recommend a vote against the above proposal. In AT&T’s 2004 proxy statement, AT&T included an AT&T shareholder proposal submitted by Mr. Steiner, with Mr. Chevedden as his proxy, which sought to require the AT&T board of directors to seek AT&T shareholder approval prior to the adoption or extension of a shareholder rights plan, commonly referred to as a “poison pill.” The proposal received the affirmative vote of 66.65% of shares voting for or against the proposal. On June 23, 2004, AT&T’s board of directors adopted a Rights Plan Policy that states: “No shareholder rights plan will be adopted unless (i) approved by shareholders in advance or (ii) a majority of the independent directors determine, in the exercise of their fiduciary duties, that it is in the best interests of shareholders to adopt the plan without shareholder approval.” AT&T believes that the inclusion of the fiduciary exception in the Policy is required by New York law and, accordingly, that AT&T has implemented the 2004 proposal to the maximum extent permitted by law.
      This year’s proposal differs from the 2004 proposal in calling for AT&T shareholder ratification of a “poison pill” within four months after its adoption rather than AT&T shareholder approval prior to the adoption of a “poison pill.” AT&T does not believe this constitutes a material difference and, in fact, this year’s ratification proposal is weaker than the Rights Plan Policy AT&T has already adopted, which requires prior AT&T shareholder approval. It is also important to note that AT&T has never adopted a “poison pill” and has no intention of adopting one at this time. Finally, the agreement AT&T has reached with SBC to acquire AT&T, illustrates that “poison pills” are not a meaningful issue for AT&T at this time.
      In sum, the proposal is duplicative, unnecessary, inconsequential and essentially moot. Therefore, the AT&T’s directors recommend that AT&T shareholders vote AGAINST this proposal.

Shareholder Approval of Future SERPs — AT&T Shareholder Proposal (Proposal 8 on Proxy Card)
      Domini Social Investments LLC, 536 Broadway, 7th Floor, New York, NY 10012-3915, with co-filer, Ms. Jane Banfield, 32 Stevens Street, Bernardsville, NJ 07924, has submitted the following proposal:
Executive Pension Benefits

“RESOLVED: Shareholders request that the Board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan (“SERP”) or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under the Company’s regular tax-qualified plan. Implementation of this policy shall not breach any existing employment agreement or vested benefit.
     SUPPORTING STATEMENT

“Companies establish SERPs to provide supplemental retirement benefits that exceed IRS limitations on benefits that can be paid from tax-qualified pension plans. In addition to its traditional SERP, which provides contributions on salary above IRS limits, AT&T maintains a second SERP providing officers with additional contributions not available to other managers. AT&T also maintains “individual pensions” for certain officers that guarantee them lifetime pension annuities on far more generous terms than apply to other managers.

“These plans together provide a substantial extra component of compensation. AT&T estimated that CEO Dorman and CFO Horton will receive annual payments of $1.99 million and $1.42 million, respectively, at age 65.

“Unlike most companies with SERPs, AT&T also provides “individual non-qualified pension arrangements” to certain executive officers that have the effect of granting extra years of service credit. For example, after just four years of service, CEO Dorman is vested in a supplemental pension equal (in 2005) to 34.7% of his final three-year average total compensation — and he accrues 3.6% for each additional year of service (to a maximum 60%).

“Dorman’s employment agreement also includes a “pension parachute.” If he terminates prior to 2010 due to a change in control, his minimum annual pension is boosted by an additional 10.8% of final compensation.

“In comparison, prior to 1998, employees accrued 1.6% of final average pay per year of service under AT&T’s Management Pension Plan — and would have needed over 20 years service to replace 34.7% of salary in retirement. Moreover, in 1998 AT&T converted to a cash balance formula, freezing pension contributions for thousands of managers for up to 13 years, and reducing expected total benefits as much as 50% for some employees. A class action lawsuit regarding the conversion is currently pending in federal court.

“As AT&T downsizes, we believe these gross disparities between the retirement security offered to senior executives and to other employees create potential morale problems and reputational risk, and may increase employee turnover.

“Moreover, because these forms of pension compensation are not performance-based, they do not help to align management incentives with long-term shareholder interests. Shareholder approval of these benefits would help to ensure reasonable formulas for future agreements.

“Because prior shareholder approval is often not practical, the Company would have the option to seek approval after the material terms of an executive’s employment agreement are determined.”

      AT&T’s directors recommend a vote against the above proposal. AT&T’s executive compensation programs are designed to help AT&T compete for the superior talent required to achieve corporate objectives and increase AT&T shareholders’ value. The AT&T board of directors, through the Compensation and Employee Benefits Committee (CEBC), comprised solely of independent non-management directors, has the sole responsibility for establishing, administering and reviewing the policies and plans related to compensation and benefits for senior executives. As stated in AT&T’s “— Executive Compensation — AT&T’s Board Compensation Committee Report on Executive Compensation — Compensation Philosophy and Objectives” beginning on page 120, AT&T operates in a very competitive and dynamic industry and its compensation and benefit programs for executives must be designed to attract and retain executives who possess the talent necessary to transform the business.
      The shareholder proposal requests the AT&T board of directors to seek AT&T shareholder approval of certain types of post-termination benefits provided under employment agreements and non-qualified retirement programs. Retirement benefits are a critical component of a senior executive’s overall compensation program. In order to attract high quality senior management, AT&T must have the flexibility to offer the retirement benefits offered by similar companies.
      AT&T sponsors two Supplemental Executive Retirement Plans (SERPs). The first SERP, the AT&T Excess Compensation and Benefit Plan, provides supplemental retirement benefits for any manager, including senior executives, whose contributions and benefits under AT&T’s tax qualified retirement plan are limited by the Internal Revenue Code. This type of supplemental plan is almost universal for companies who sponsor tax-qualified retirement plans.
      The second SERP, the AT&T Non-Qualified Pension, provides pension credits on annual bonuses and deferred salary for all AT&T officers. While the annual bonuses for all managers, other than officers, are provided pension credits in AT&T’s tax qualified retirement plan (or the “excess” plan to the extent the IRS limits are exceeded), the annual bonuses of officers are only pensionable under Non-Qualified Pension Plan using the same formula applicable to other managers under the qualified plan.
      As a result, all participants in these SERPs are treated equally and the plans do not give preferential treatment to the most senior officers.
      The proposal further states that Mr. Dorman has an individual non-qualified pension arrangement established as part of his employment agreement that provides retirement benefits in addition to those provided under AT&T’s SERPs. Mr. Dorman’s original individual non-qualified pension arrangement was a necessary component of the competitive compensation package AT&T needed in order to attract a seasoned telecommunications executive to AT&T. Overall, this agreement was needed to offset the individual non-qualified pension arrangement that Mr. Dorman was forfeiting from his prior employer, and was modified in 2003 to reflect his appointment as Chief Executive Officer. It is important to note that Mr. Dorman’s individual non-qualified pension is offset against other retirement benefits from AT&T and from his former employer.
      The AT&T board of directors firmly believes that, in the extremely competitive market for talented telecommunications executives, it is important to preserve its current flexibility to design and implement competitive compensation programs, including severance and retirement benefits. The AT&T board of directors must be able to offer benefits commensurate with the industry at large to attract, motivate and retain talent. This proposal, if implemented, would significantly limit its flexibility in creating competitive compensation packages for senior executives in the future and may place us at a significant competitive disadvantage against other companies. Therefore, AT&T’s directors recommend that AT&T shareholders vote AGAINST the proposal.

Shareholder Ratification of Severance Agreements — AT&T Shareholder Proposal (Proposal 9 on Proxy Card)
      California Public Employees’ Retirement System (CalPERS), Lincoln Plaza, 400 P Street, Sacramento, CA 95814, has submitted the following proposal:

SHAREHOLDER PROPOSAL

“RESOLVED, that the shareholders of AT&T Corporation (the “Company”) amend the Company’s bylaws, in compliance with applicable law, to require that the Board of Directors (“Board”) seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer’s base salary plus target bonus. “Severance Agreement” is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. “Severance benefits” shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits; (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of “gross-up” payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company’s retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date.
SUPPORTING STATEMENT

“As a major shareholder of the Company, CalPERS supports compensation policies for Officers that strongly link pay to performance. CalPERS strongly opposes pay practices that reward under-performing Officers with large payouts when they are terminated for poor-performance, e.g., CalPERS is outraged with the $140 million severance payment made by the Disney Corporation to Michael Ovitz after 14 months of employment. The adoption of this by-law amendment, in CalPERS opinion, will put a reasonable cap on what can be paid out to Officers who are terminated for under-performance while allowing the Company the flexibility it needs to attract qualified individuals to serve in demanding positions of senior management.

“This proposal, in CalPERS opinion, will also address the risk of egregious severance packages being paid out by the Company as a result of a merger, acquisition or spin-off by limiting: 1) The inappropriate acceleration of the vesting of options for Officers in mergers, etc.; 2) Inappropriate links between severance/change-of-control payments and post-merger economic performance; 3) Recapitalizations where the management and shareholder base does not substantially change but change-in-control payments are triggered; and 4) The payment of “gross-ups” to pay federal taxes owed.

“According to CalPERS’ Pay-for-Performance Model, for each of the years from 2001 — 2003 the Company’s top 5 officers were compensated at least 10 times the median of the industry’s top 5 (industry being defined as the four-digit Global Industry Classification System — 5010). In addition, the Corporate Library graded the Company’s CEO Compensation an “F”.

“Since CalPERS believes the Company is high risk for continuing its weak compensation practices, CalPERS urges shareholders to vote FOR this proposal.”

      AT&T’s directors recommend a vote against the above proposal. The AT&T board of directors and the Compensation and Employee Benefits Committee (CEBC) are fully aware of the concerns that exist today about excessive compensation. However, the CEBC needs the flexibility to provide competitive compensation programs, including severance agreements, which are often essential to attract and retain key executive talent. The proposed action could hinder the AT&T board of directors’ ability to recruit, motivate and reward qualified executives by restricting the use of an important compensation tool. In addition, AT&T’s compensation policies and procedures are structured to guard against excessive and unjustified compensation.
      Importantly, the CEBC is composed of independent non-employee directors who recommend the compensation of the Chief Executive Officer for approval by the independent members of the AT&T board of directors and approve the compensation of other executive officers. AT&T’s compensation programs, including the severance arrangements, are evaluated by the CEBC, with input by independent executive compensation consultants. These programs have been developed to be consistent with general industry practice for companies of comparable size. The CEBC devotes considerable time and effort to compensation issues, including establishing the appropriate balance among various objectives.
      The CEBC believes that the use of employment and severance agreements for a limited group of key executives is reasonable, appropriate and necessary. Implementation of this proposal would be costly and disruptive to the efficiency of AT&T. To call a special meeting of AT&T shareholders to approve an agreement prior to signing with an executive would be extremely expensive and is unworkable on its face. Alternatively under the proposal, AT&T could be required to present the agreement for ratification to AT&T shareholders at the next annual meeting. As a result, AT&T could not, in good faith, enter into a definitive employment agreement with prospective executives.
      The CEBC believes that it is ultimately in the AT&T shareholders’ best interests that responsibility for executive severance continues to be vested in the outside directors of the CEBC rather than being circumscribed by rigid and arbitrary limitations reflected in the proposed resolution. Therefore, AT&T’s directors recommend that AT&T shareholders vote AGAINST this proposal.

Advance Notice Procedures; Nomination of Directors
      Under AT&T’s by-laws, no nominations of individuals for election as directors or other business may be brought before AT&T’s annual meeting except as specified in the notice of the meeting (which notice includes shareholder proposals that AT&T is required to set forth in its proxy statement under SEC Rule 14a-8) or as otherwise brought before the meeting by or at the direction of the AT&T board of directors or by an AT&T shareholder entitled to vote who has delivered written notice to AT&T (containing certain information specified in the by-laws) not later than 90 or earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, the notice by the shareholder must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting but not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by AT&T. These requirements are separate and apart from and in addition to the SEC’s requirements that an AT&T shareholder must meet to have a shareholder proposal included in AT&T’s proxy statement under SEC Rule 14a-8.
      A copy of the full text of AT&T’s by-law provisions discussed above may be obtained by writing to AT&T’s Office of the Corporate Secretary. AT&T’s by-laws are also available on the AT&T Investor Relations Website at www.att.com/ir.
Other Matters to Come Before the Annual Meeting
      In addition to the proposals described above, there will be an address by AT&T’s Chairman of the Board and Chief Executive Officer and a general discussion period during which AT&T shareholders will have an opportunity to ask questions about AT&T’s business. In the event that any matter not described herein may properly come before the meeting, the Proxy Committee will vote the shares represented by it in accordance with its best judgment; provided, however, that the Proxy Committee will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies. At the time this document went to press, AT&T knew of no other matters that might be presented for AT&T shareholder action at the AT&T 2005 Annual Meeting of Shareholders.
Adjournment of Meeting to Permit Further Solicitation of Proxies (Proposal 1a. on Proxy Card)
      In the event that, as of the date of the meeting, the Proxy Committee has not received proxies instructing it to vote in favor of the adoption of the merger agreement sufficient to adopt the merger agreement, AT&T may propose an adjournment of the meeting in order to permit the further solicitation of proxies. However, if such a proposal is made at the meeting, the Proxy Committee will only be able to vote in favor of this proposal the shares represented by it with respect to which it has received a valid proxy indicating that it should vote in favor of an adjournment proposed for this purpose. This proposal is Item 1a. on the proxy card.
Report of the Audit Committee of the AT&T Board of Directors
      The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any AT&T filing under the Securities Act or the Exchange Act, except to the extent AT&T specifically incorporates this report by reference therein.
Review of AT&T’s Audited Financial Statements
      The purpose of the Audit Committee is to assist the AT&T board of directors in its general oversight of AT&T’s financial reporting, internal controls and audit functions. The Audit Committee Charter describes in greater detail the full responsibilities of the Committee.
      The Audit Committee has reviewed and discussed the audited financial statements of AT&T for the year ended December 31, 2004, with management and PricewaterhouseCoopers LLP, AT&T’s independent accountants. Management is responsible for the preparation, presentation and integrity of AT&T’s financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in the Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. PricewaterhouseCoopers LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on (i) management’s assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.
      During the course of 2004 management completed the documentation, testing and evaluation of AT&T’s system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Committee received periodic updates provided by management and PricewaterhouseCoopers LLP. At the conclusion of the process, management provided the Committee with and the Committee reviewed a report on the effectiveness of AT&T’s internal control over financial reporting. The Committee also reviewed the report of management contained in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC, as well as PricewaterhouseCoopers LLP’s Report of Independent Registered Public Accounting Firm included in AT&T’s Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management’s assessment of the effectiveness of internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting. The Committee continues to oversee AT&T’s efforts related to its internal control over financial reporting and management’s preparations for the evaluation in 2005.
      The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, Communication with Audit Committees and PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. In addition, PricewaterhouseCoopers LLP has provided the Audit Committee with the written disclosures required by the Independence Standards Board Standard No. 1, as amended, Independence Discussion with Audit Committees, and the Audit Committee has discussed with PricewaterhouseCoopers LLP their firm’s independence.

      Based on the Audit Committee’s review of the consolidated financial statements and discussions with and representations from management and PricewaterhouseCoopers LLP referred to above, the Committee recommended to the AT&T board of directors that the audited financial statements be included in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Submitted by:

Jon C. Madonna (Chairman)
William F. Aldinger
M. Kathryn Eickhoff-Smith
Herbert L. Henkel
Frank C. Herringer
Donald F. McHenry
AT&T’s Independent Public Accountants

Principal Auditor Fees and Services ($ in 000’s)
      Aggregate fees for professional services rendered for AT&T by PricewaterhouseCoopers LLP for the years ended December 31, 2004, and 2003, were:

	2004	2003

Audit	$16,616	$12,737
Audit Related	1,886	2,732
Tax	8,657	13,855
All Other	0	374

Total	$27,159	$29,698

      The Audit fees for the years ended December 31, 2004 and 2003 were for professional services rendered for the audits of the consolidated financial statements of AT&T, statutory audits, issuance of comfort letters and consents. In 2004, audit fees also include fees for professional services rendered for the audits of management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting.
      The Audit Related fees for the years ended December 31, 2004 and 2003 were for professional services rendered for Section 404 of the Sarbanes Oxley Act of 2002 readiness assistance and audits of employee benefit plans. In 2004, audit related fees also include fees for SAS 70 attestations and a carve-out audit. Additional fees of $850 and $909 were paid in 2004 and 2003, respectively, directly by the respective plan trusts for employee benefit plan audits and related services.
      Tax fees for the years ended December 31, 2004 and 2003 relate to tax compliance, including assistance with matters relating to US, state, local and foreign income and non-income tax returns, tax audits, assistance with claims for refunds, tax services performed for executives and expatriates in various countries, and tax advice related to transfer pricing and restructuring of international operations.
      All Other fees in 2003 were primarily for services rendered for management advisory services.
      The de minimis exception (described under “Preapproval Policies and Procedures” below) was not used for any fees paid to PricewaterhouseCoopers LLP.
      The Audit Committee has considered whether the provision of the above services other than audit services is compatible with maintaining PricewaterhouseCoopers LLP’s independence.

      All audit fees, audit related fees, tax fees and all other fees were preapproved by the Audit Committee. The percentage of hours expended on PricewaterhouseCoopers LLP’s engagement to audit AT&T’s financial statements that were performed by other than PricewaterhouseCoopers LLP’s full-time, permanent employees did not exceed 50%.
      Representatives of PricewaterhouseCoopers LLP are expected to be present at AT&T’s 2005 Annual Meeting of Shareholders, will have an opportunity to make a statement and are expected to be available to answer questions.

Preapproval Policies and Procedures
      All audit and non-audit services provided by PricewaterhouseCoopers LLP must be preapproved by the Audit Committee. The non-audit services specified in Section 10A(g) of the Exchange Act may not be provided by PricewaterhouseCoopers LLP.
      The approval of all audit and non-audit services will take place at the last Audit Committee meeting each year for the subsequent fiscal year estimated services. During the course of the fiscal year, any requests for unforeseen or additional audit or non-audit services to be provided by PricewaterhouseCoopers LLP must be preapproved by the Audit Committee, except for those qualifying for the de minimis exception which provides that the preapproval requirement for certain non-audit services may be waived if:

(i) the aggregate amount of such non-audit services provided to AT&T constitutes not more than 5% of the total fees paid by AT&T to PricewaterhouseCoopers LLP in the fiscal year such non-audit services are provided;

(ii) such services were not recognized by AT&T as non-audit services at the time they were provided; and

(iii) such services are promptly brought to the attention of the Audit Committee.
      The Audit Committee may delegate to the Chairman of the Audit Committee the authority to grant preapprovals. In such event, the decisions of the Chairman regarding preapprovals will be presented to the full Audit Committee at its next meeting.
      In order to be presented to the Chairman of the Audit Committee or the full Audit Committee for approval, all unforeseen or additional proposed services must first be approved by the Controller/ Chief Accounting Officer (if for a corporate department) or Business Unit Chief Financial Officer, and by the AT&T Chief Financial Officer.
      PricewaterhouseCoopers LLP will provide a revised estimate for the year, by project, of audit and non-audit services to the Financial Vice President – Internal Audit prior to each regularly scheduled Audit Committee meeting.
      PricewaterhouseCoopers LLP will review its revised services estimate at each Audit Committee meeting. The Audit Committee will periodically review such estimate with the full AT&T board of directors.
      Audit Committee approval of audit and non-audit services to be performed by PricewaterhouseCoopers LLP shall be disclosed to investors in periodic reports required by the SEC.

Five Year Performance Comparison
      The graph below provides an indicator of cumulative total shareholder returns for AT&T common stock compared with the S&P 500 Stock Index (S&P 500) and the S&P Composite 1500 Diversified Telecommunications Services Index (Diversified Telecom Services).

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04

AT&T common stock	100	35	47	34	28	28

S&P 500	100	91	80	62	80	89

Diversified Telecom Services	100	62	54	36	35	38

Explanation
      The graph assumes $100 invested on December 31, 1999, in AT&T common stock, the S&P 500 and Diversified Telecom Services with the reinvestment of all dividends, including the AT&T distribution to shareholders of AT&T Wireless Services, Inc. (AWS) common stock on July 9, 2001, and Comcast Corporation (Comcast) Class A common stock on November 18, 2002(1). For the purpose of this chart, the AWS and Comcast distributions are treated as nontaxable cash dividends that would have been converted into additional AT&T shares at the close of business for AWS on July 9, 2001, and at the close of business for Comcast on November 18, 2002. The number of shares of AT&T common stock outstanding and per share data have been adjusted to reflect the one-for-five reverse stock split effective on November 18, 2002.

Footnote:

(1)	Data Source: S&P Compustat
Executive Compensation

AT&T Board Compensation Committee Report on Executive Compensation
      The Compensation and Employee Benefits Committee (the Committee) administers incentive compensation plans, including equity plans, and advises the AT&T board of directors regarding employee benefit plans. The Committee also establishes the compensation structure for senior managers, approves the compensation of executive officers and makes recommendations to the AT&T board of directors with respect to compensation of the Chief Executive Officer. In 2004, the AT&T board of directors approved the compensation of the named executives in the Summary Compensation Table on page 125.

Compensation Philosophy and Objectives
      AT&T operates in a very competitive, dynamic and challenging industry. AT&T believes that the compensation programs for executives should be designed to attract and retain individuals who possess the high-quality skills and talent necessary to ensure AT&T’s success. AT&T’s compensation philosophy provides a strong link between an executive’s total earnings opportunity and AT&T’s short-term and long-term performance, based on the achievement of predetermined financial targets and operational goals relative to AT&T’s competitors, as well as to an individual’s contributions. The core principles underlying the framework for the programs are as follows:

•	Total compensation opportunities must be competitive yet reasonable — The value will be based on comparable companies’ pay opportunities and will be targeted at levels that will attract, motivate and retain a highly skilled workforce and enable AT&T to compete with other premier employers for the best talent.

•	Pay must be performance-based — A significant part of each executive’s compensation is directly linked to achieving specific results that appropriately balance financial and operational performance measures and stock price appreciation, creating shareowner value in the short and long term.

•	A significant portion of the total compensation opportunity should be equity-based — AT&T believes that an equity stake effectively aligns employee and shareowner interests and provides proper motivation for enhancing shareowner value.
      The Committee feels confident that, with the assistance of compensation consultants and through benchmarking, AT&T’s salary, bonus and equity-based programs enable us to effectively attract, retain and motivate a high-caliber management team. In addition, the Committee believes that, by thoroughly reviewing all elements of compensation, AT&T has fostered a competitive total rewards package designed to promote its pay-for-performance philosophy.
Changes in 2004
      Beginning in 2003 and continuing into 2004, AT&T worked with an independent outside consultant to conduct a comprehensive review of AT&T’s compensation philosophy and programs. AT&T engaged the consultant to act as AT&T’s advisor and report directly to us during the review process. Outcomes of the review in 2004 included the following:

•	Revised AT&T’s position on compensation — Beginning in 2004, AT&T set an objective to target pay levels at the median level of AT&T’s peers when performance meets the set targets. This represented a reduction from AT&T’s previous goal to be a premium payer in the market. With median pay established as the baseline, actual pay should exceed the median level only when AT&T’s performance exceeds AT&T’s targeted operational objectives or the performance of AT&T’s peer companies. Similarly, actual pay should fall below the median when performance is below these reference points. As a result, AT&T’s compensation programs allow the Committee to differentiate compensation levels by executive, based on corporate performance, individual achievements and personal talents and experience.

•	Reaffirmed AT&T’s peer groups for benchmarking purposes — AT&T’s peer groups include companies with large market capitalization and large telecommunications companies. The 2004 benchmarking analysis used data disclosed in the proxy statements and available published surveys.

•	Introduced a policy requiring officers and executives to accumulate and hold targeted levels of common stock — AT&T believes that compensation programs fostering continued stock ownership effectively align executives with the long-term interests of shareowners and the success of AT&T.
Executive Compensation Components and Practices
      AT&T’s executive compensation program consists of four key components: base salary; short-term (annual) incentives; long-term incentives (performance shares, restricted stock or restricted stock units and stock options); and certain other benefits and perquisites that are aligned with general market practices. In addition, AT&T now requires officers and executives to accumulate and hold targeted levels of common stock. The policies and practices for determining executive compensation are described hereunder.
Base Salary
      The Committee establishes pay guidelines for each of the executive officer positions based on the following factors:

•	Job responsibilities and scope,

•	Competitive compensation of similar positions at comparable companies in AT&T’s peer groups, and

•	AT&T’s targeted pay position.
      Within the established pay guidelines, each officer’s salary is determined based on the following factors:

•	Strategic impact of the position,

•	Expertise and level of experience required,

•	Overall business performance, and

•	Individual contributions.
      Annual salary reviews are conducted each year to evaluate the individual performance of senior executives. While overall salary increase funding is sensitive to both market movement and AT&T’s performance, individual salaries are not necessarily adjusted each year. The base salaries for the AT&T executive officers named in this report did not increase during 2004.
Short-Term Incentives

Overview
      All executives are eligible to be considered for short-term incentives. The annual bonus for executive officers is based on AT&T’s key financial and operational results as measured against targets for revenue, earnings (cash flow, net income, or earnings before interest and taxes) and certain qualitative measures of performance. (For 2004, earnings were evaluated based on AT&T’s achievement of pre-determined cash flow objectives.) Targets for these measures are established in advance and reviewed and approved by the Committee.
      AT&T also sets a minimum performance level that must be met before any awards can be paid. If that minimum level is not achieved, no annual bonuses will be paid. The final award amount depends on the actual level of performance achieved in comparison to the targets. For 2004, 100% of the incentive pool funding was determined by AT&T’s overall performance.
      However, AT&T has the discretion to make adjustments to ensure that award payments reflect AT&T’s true operating results. If performance is at or above threshold, a market share modifier can be used to make an adjustment to the incentive pool funding of between -10% and 10%, based on business unit market share.
      An individual’s bonus target is expressed as a percentage of base salary. Bonuses for 2004, which were paid in March 2005, could range from 50% to 200% of the target award. Once the incentive pools are established, awards are allocated to individuals as follows: 30% determined by the incentive pool funding formula (described above) and 70% determined by the individual’s performance against his or her goals and objectives.

Results for the 2004 Performance Year
      AT&T’s performance in 2004 was below target for the revenue goal and at target for the earnings goal, based on AT&T cash flow performance. Additionally, AT&T executed and gained revenue market share in key areas. As a result, the bonus pool was funded slightly below target. Bonuses for 2004 were paid out in March 2005.

Long-Term Incentives

Strategy Review
      Long-term incentives provide a mechanism to reward executive officers for maximizing long-term shareowner value. In 2002 and 2003, the Committee reviewed AT&T’s equity compensation strategy, specifically focusing on the following factors:

•	Effectiveness of the current stock option strategy,

•	AT&T’s yearly share usage for AT&T’s long-term incentive awards as compared to the AT&T common stock outstanding (AT&T’s “run rate”),

•	The potential dilutive impact of the equity programs, and

•	The impact of the depressed stock prices within the telecommunications industry.
      As a result of the review, the Committee and management determined that a new long-term incentive strategy combining only performance-based awards and restricted stock units will:

•	Strengthen AT&T’s ability to attract, retain and motivate top talent and performers,

•	Provide a stronger link to performance than time-vested stock options,

•	Better align the interests of AT&T’s senior executives and shareowners,

•	Provide a better opportunity for senior executives to acquire and hold AT&T stock, and

•	Lower the potential share usage levels by directly impacting the annual run rate of shares and mitigating the potential long-term dilution implications of 10-year stock options.
      At the AT&T 2004 annual meeting, shareowners overwhelmingly approved the AT&T 2004 Long Term Incentive Program. Awards under the program going forward will be comprised of 70% performance-based awards and 30% restricted stock units for all participants.
Performance Shares

2001-2003 Performance Share Plan
      Performance shares are units equivalent in value to shares of AT&T common stock. At the end of the performance cycle, performance shares are paid out based upon the achievement of pre-set targets for corporate performance set by the Committee. The performance share award approved by the Committee in 2001 for the 2001-2003 performance period was paid out in 2004. The award was based on three-year cumulative earnings per share and EBITDA (earnings before interest, taxes, depreciation and amortization) results against pre-established targets and relative total shareholder return, as measured against S&P 500 peer group companies.
      Based on AT&T’s actual performance for the period covering 2001-2003, 100% of the performance shares were earned and distributed as reported in the Summary Compensation Table on page 125. Although actual earnings per share and EBITDA were slightly above target, the funding was reduced to 100% of target because AT&T’s total shareholder return was below the 50th percentile of the S&P 500.

2004 Performance Share Plan
      Under the 2004 plan, performance share units are to be granted annually, with a three-year performance period. Awards are intended to be paid in shares. An annual goal is set for each of the three years in the performance period (2004-2006). The payout is based on the average performance over the three years. This represents a change from the 2001-2003 plan, which had cumulative goals for the three-year period. This change was made because in the dynamic telecommunications industry, developing goals over extended periods of time is challenging. The performance measures are revenue and earnings. Dividend equivalents are accrued and paid in cash based on the award earned at the end of the three-year performance period.

      For performance at the threshold level, the plan pays out 50% of the target award. For performance at the target level, the payout is 100%. At the maximum level, the payout is 150%.

Restricted Stock Units
      In 2004, all executives and officers were eligible to be considered for restricted stock unit awards primarily for purposes of retention. Restricted stock units are subject to forfeiture and may not be disposed of by the recipient until certain restrictions established by the Committee lapse. For restricted stock unit awards granted in 2004, 50% vest after year two, 25% vest after year three, and 25% vest after year four. Dividend equivalents will be paid quarterly in cash. Officers of AT&T are required to hold restricted stock units for one full year after they are fully vested.

Run Rate and Dilution Management
      In addition to providing competitive individual grant levels, AT&T will also monitor the annual share usage levels and resulting dilution to ensure alignment with shareowner interests. As AT&T communicated to its shareowners when the 2004 plan was approved, AT&T will target the annual share usage level to approximately 0.9% of AT&T’s common shares outstanding. The actual annual run rate is expected to be as low as 0.77% or as high as 1.0% percent per year, depending on the achievement of specified performance targets and objectives. Overall, the shares granted in 2004 represent a run rate of 0.94% (at target performance), while the projected run rate for 2005 is expected to be approximately 0.8%.

Perquisites and Personal Benefits
      In order to attract and retain key talent, AT&T provides certain perquisites and benefits to senior executives, including the CEO and the other named executives. These perquisites and benefits can include life insurance, financial counseling, perquisite allowance, reimbursement for home and travel, temporary living allowances and use of the AT&T aircraft for business. In addition to the non-contributory pension plans that cover all management employees, the senior executives also participate in the AT&T Non-Qualified Pension Plan, and certain named executives are covered by individual supplemental executive retirement plans.
      The Committee periodically reviews the programs to ensure that their cost and use are in line with competitive practices.
Stock Ownership Guidelines
      AT&T approved stock ownership guidelines in March 2004 (subject to shareowner approval of the 2004 Long Term Incentive Program, which was received in May 2004). The guidelines require that executives and officers own shares of stock in AT&T. They are also required to hold shares from grants of restricted stock units in 2004 and beyond for one year after vesting. The Committee believes that achievement of meaningful levels of stock ownership by executives and officers further advances the interests of AT&T and its shareowners.

      The chart below lists the stock ownership guidelines. Officers are expected to achieve these ownership levels over five years (March 2005 to March 2009). Stock holdings that count for purposes of meeting the guidelines include direct stock purchases, shares or share equivalents held in employee benefit plans and restricted shares.

Executive	Number of Shares

Chief Executive Officer	350,000
President & COO	175,000
CFO & Vice Chairman	125,000
Business Unit President	75,000
Other Senior Staff officers	11,000 - 60,000
(depending
on position)
Other Officers	7,500
Compensation for the Chairman of the Board and Chief Executive Officer of AT&T
      Mr. Dorman has been AT&T’s Chief Executive Officer since November 18, 2002. His performance was reviewed by the Committee at the end of 2004 (as it is at the end of each year) and discussed with the AT&T board of directors in executive session. AT&T then made recommendations to the AT&T board of directors concerning the annual cash component (base salary and annual bonus) and the long-term component (performance shares and restricted stock units) of Mr. Dorman’s compensation. The AT&T board of directors approved the recommendations based on the considerations discussed below.

Base Salary
      Mr. Dorman’s base salary is established based on competitive market rates for a chief executive with his experience and record of accomplishment. During its annual compensation survey and review process, the Committee reviews Mr. Dorman’s salary in comparison with the salaries of chief executive officers of industry competitors and selected other large, market-capitalized companies in AT&T’s peer group. Based on the results of the 2004 competitive review and AT&T’s policy of not increasing officers’ salaries in 2004, the AT&T board of directors kept Mr. Dorman’s salary at $1,325,000.

Short-Term Incentives
      AT&T established aggressive market-based performance targets for annual bonuses. Based on AT&T’s 2004 revenue and earnings achieved, which were slightly below target, and the addition of the market share modifier, as well as the level of achievement on certain operational objectives, the AT&T board of directors authorized an annual bonus for Mr. Dorman of $1,970,000. His bonus was equal to the funding available in accordance with the annual bonus plan formula.

Long-Term Incentives
      During 2004, the AT&T board of directors granted Mr. Dorman 388,700 performance shares, as described in the Summary Compensation Table on page 125. The AT&T board of directors also granted Mr. Dorman 166,600 restricted stock units in May 2004. These grants are consistent with the provisions of the programs that apply to the officers named in this report.
Deductibility Cap on Executive Compensation
      Section 162(m) of the Code generally disallows a tax deduction to public companies, such as AT&T, for compensation in excess of $1 million paid to the corporation’s Chief Executive Officer and four other most highly compensated executive officers. Section 162(m) of the Code provides that qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. Elements of compensation under the short-term incentive plan and 2001-2003 performance share awards qualify for exemption from the annual limit on tax deductibility under Section 162(m) of the Code. Awards of performance shares and restricted stock units granted in 2004 are not expected to qualify. In addition, AT&T has a salary and incentive award deferral plan that permits compensation deferred under the plan to be exempt from the limit on tax deductibility.
Impact of the Merger with SBC
      On January 30, 2005, SBC and AT&T entered into a definitive agreement pursuant to and in accordance with the terms and conditions of which AT&T would be acquired by SBC. AT&T’s benefit plans and programs will continue “business as usual” through the closing of the merger, in accordance with their terms. Any decisions regarding benefits after the close will be made by SBC. However, under the merger agreement, SBC has agreed that employees and former employees, for a period of time after the merger, will have compensation and benefit plans and programs that are no less favorable in the aggregate than they have at AT&T. This commitment will continue through the end of the plan year (generally December 31) following the first anniversary of the closing. For example, if the merger closes in 2006, the commitment will generally apply through December 31, 2007.
Conclusion
      The Committee, with the assistance of AT&T’s outside consultants, has reviewed all compensation elements based on key benchmark and comparator data. AT&T’s review included base salaries, bonus arrangements, long-term incentive awards and benefit programs. AT&T believes that its overall compensation levels are appropriate and reasonable, and will allow it to continue attracting and retaining key talent while meeting the overall objectives of its compensation programs.

The Compensation and Employee
Benefits Committee

Kenneth T. Derr (Chairman)
William F. Aldinger
Frank C. Herringer
Shirley Ann Jackson
Tony L. White
     Compensation Committee Interlocks and Insider Participation
      None of the Committee members were officers or employees of AT&T or any of AT&T’s subsidiaries or had any relationship requiring disclosure by AT&T under Item 404 of the SEC’s Regulation S-K during or prior to 2004.
     Summary Compensation Table
      Set forth below is the compensation of the Chairman of the Board and Chief Executive Officer of AT&T and the four other most highly compensated individuals who were executive officers of AT&T at the end of 2004, as measured by salary and bonus. Compensation deferred at the election of the named executives is included in the category (e.g., bonus, LTIP payouts) and year it would have otherwise been reported had it not been deferred. Performance share distributions are paid in the year subsequent to the three-year performance period and are reported in the year paid.
      Share and per share amounts have been adjusted to reflect the November 18, 2002, spin-off of AT&T Broadband and subsequent merger with Comcast, and AT&T’s November 18, 2002, one-for-five reverse stock split. Amounts shown represent the dollar value on the date originally granted. Performance share cycles ending on December 31, 2002, were adjusted for the AT&T Wireless Services (AWS) split-off, and those ending on December 31, 2002, 2003 and 2004 were adjusted for the AT&T Broadband spin-off in order to preserve the economic value of the awards prior to such actions. Each holder of such awards received an adjusted performance share award, which was subsequently divided by five and rounded down to the nearest whole share, and a Comcast stock unit award. The new Comcast stock unit award is paid in cash based on the value of Comcast Corporation Class A common stock upon the completion of the performance period of the original performance share award. Each AT&T stock option award held by an active AT&T employee at the time of the AT&T Broadband spin-off was divided by a factor of 0.3872 reflecting the ratio of the price of AT&T common stock prior to the AT&T Broadband spin-off ($13.12) versus the assumed price of AT&T common stock immediately after the AT&T Broadband spin-off and prior to the AT&T one-for-five reverse stock split ($5.08), which was calculated by dividing by five the price at which AT&T common stock actually commenced trading after both the spin-off and the reverse stock split ($25.40). All grant prices were multiplied by this same factor. To further adjust for the one-for-five reverse stock split, the stock options were multiplied by 0.2 and the grant price divided by 0.2. All shares were rounded down to the nearest whole share and the grant prices rounded to four decimals.

					Long-Term Compensation

	Annual Compensation(2)				Awards			Payouts

				Other Annual	Restricted Stock			LTIP	All Other
Named Executives and Principal				Compensation(1)	Award(s)(2)		Options/SARs	Payouts	Compensation(3)
Position at AT&T	Year	Salary($)	Bonus($)	($)	($)		(#) AT&T	($)	($)

David W. Dorman	2004	1,325,000	1,970,000	1,163,514	2,773,890	(a)	0	2,547,488	178,912
Chairman of the	2003	1,268,750	2,649,000	908,264	2,853,000		1,050,000	707,090	3,341,283
Board and CEO	2002	1,080,797	2,000,000	594,024	0		1,247,416	0	3,128,663
William J. Hannigan	2004	921,649	1,147,000	1,601,728	5,060,828	(a)(b)	730,000	0	4,319,038
President and COO	2003	0	0	2,141	0		0	0	3,435
	2002	0	0	0	0		0	0	0
Thomas W. Horton	2004	700,000	697,000	212,960	1,192,140	(a)	0	0	404,804
Vice Chairman	2003	625,000	940,000	142,625	1,141,200		520,000	0	418,403
and CFO	2002	280,000	600,000	1,371,367	0		519,110	0	2,491,167
Hossein Eslambolchi	2004	650,000	708,000	176,588	695,970	(a)	0	474,389	641,083
President AT&T	2003	579,167	585,800	136,853	2,250,066		280,000	51,804	662,670
Global Network	2002	537,500	750,000	177,465	0		428,718	56,691	673,207
Technology Services — AT&T CTO & CIO
James W. Cicconi	2004	620,000	616,000	114,901	557,775	(a)	0	899,585	297,006
General Counsel &	2003	605,000	840,300	125,086	951,000		350,000	134,419	82,261
Executive Vice President	2002	593,750	840,000	139,524	0		406,766	268,564	376,970

Footnotes:

(1)	Includes (i) payments of above-market interest on deferred compensation, (ii) dividend equivalents with respect to long term compensation paid during the year and (iii) tax payment reimbursements. In addition, includes the aggregate incremental cost to AT&T of providing perquisites and personal benefits to the named executive officers for the last three years. The amounts reported for 2004 include: (a) financial counseling for Mr. Horton in the amount of $20,800; and (b) personal use of corporate aircraft by the named executive or members of the executive’s family for Messrs. Dorman, Hannigan and Horton in the amount of $507,639, $148,903 and $43,936, respectively. The amounts reported for 2003 include: (a) financial counseling for Mr. Horton in the amount of $13,670; (b) personal use of corporate aircraft by the named executive or members of the executive’s family for Messrs. Dorman and Horton in the amount of $305,403 and $20,565, respectively; and (c) car allowance for Mr. Horton in the amount of $16,800. The amounts reported for 2002 include: (d) financial counseling for Mr. Dorman in the amount of $80,740; (e) relocation for Mr. Horton in the amount of $86,815; (f) personal use of corporate aircraft by the named executive or members of the executive’s family for Messrs. Dorman, Horton and Eslambolchi in the amount of $109,115, $39,948 and $76,911, respectively.

(2)	Restricted stock units were granted and remain outstanding as follows:

(a)	On May 27, 2004, Messrs. Dorman, Hannigan, Horton, Eslambolchi and Cicconi received restricted stock unit awards of 166,600, 110,350, 71,600, 41,800 and 33,500 units, respectively. These AT&T restricted stock units vest 50% on May 27, 2006, 25% on May 27, 2007, and 25% on May 27, 2008. Dividend equivalents on the restricted stock units are paid in cash. The value of these awards, as of the original grant date, is reflected in the table.

(b)	On January 5, 2004, Mr. Hannigan received a grant of 150,000 restricted stock units. These AT&T restricted stock units vest 52,500 on January 31, 2005, 37,500 on November 30, 2005, 30,000 on January 31, 2006, and 30,000 on January 31, 2007. Dividend equivalents on the restricted stock units are paid in cash. The value of these awards, as of the original grant date, is reflected in the table.

The aggregate number (and value) with respect to each of the named executives on December 31, 2004, for outstanding AT&T restricted stock units were: Mr. Dorman, 316,600 ($6,034,396); Mr. Hannigan, 260,350 ($4,962,271); Mr. Horton, 131,600 ($2,508,296); Mr. Eslambolchi, 160,100 ($3,051,506); and Mr. Cicconi, 83,500 ($1,591,510).

(3)	In 2004, includes (a) AT&T contributions to savings plans (Mr. Dorman $8,200, Mr. Hannigan $8,200, Mr. Horton $8,200, Mr. Eslambolchi $8,200 and Mr. Cicconi $8,200); (b) dollar value of the benefit of premiums paid for universal life insurance policies (unrelated to term insurance coverage) calculated on an actuarial basis (Mr. Dorman $55,962, Mr. Hannigan $34,138, Mr. Horton $21,604, Mr. Eslambolchi $17,717 and Mr. Cicconi $22,670); (c) payments equal to lost savings plan matching contributions caused by IRS limitations (Mr. Dorman $42,750, Mr. Eslambolchi $15,166 and Mr. Cicconi $16,136); (d) payment of $72,000 to Mr. Dorman and $15,000 to Mr. Hannigan for temporary housing expenses; (e) special bonus payment of $710,000 to Mr. Hannigan, equal to the target bonus from his prior employer; (f) hiring bonus of $1,000,000 paid to Mr. Hannigan; (g) two special payments, each in the amount of $525,850, to Mr. Hannigan, for replacement of restricted stock from his prior employer; (h) special one-time payment of $1,500,000 to Mr. Hannigan, associated with his transition and relocation to New Jersey; (i) payment of a special retention bonus of $375,000 to Mr. Horton; (j) special recognition payment of $600,000 to Mr. Eslambolchi; and (k) special recognition payment of $250,000 to Mr. Cicconi.
     Aggregated Option/ Stock Appreciation Rights (SAR) Exercises in 2004 and Year End Values
AT&T Common Stock

			Exercisable/Unexercisable(2)

			Number of AT&T	$ Value of AT&T
			Unexercised	In-the-Money
	Number of Shares	$ Value	Options/SARs at	Options/SARs at
Name(1)	Acquired on Exercise	Realized	Year End	Year End

David W. Dorman	0	0	1,332,917	458,062
			1,498,712	1,374,188
William J. Hannigan	0	0	0	0
			730,000	0
Thomas W. Horton	0	0	389,557	183,225
			649,553	549,675
Hossein Eslambolchi	0	0	441,118	122,150
			455,564	366,450
James W. Cicconi	0	0	517,916	152,688
			496,737	458,062

Footnotes:

(1)	Includes the Chairman of the Board and Chief Executive Officer of AT&T and the four other most highly compensated individuals who were executive officers of AT&T at the end of 2004, as measured by salary and bonus.

(2)	Share and per share amounts have been adjusted to reflect AT&T’s April 15, 1999, three-for-two stock split; the distribution and split-off of AWS on July 9, 2001; the spin-off of AT&T Broadband and subsequent merger with Comcast on November 18, 2002; and AT&T’s November 18, 2002, one-for-five reverse stock split, as described in “— Summary Compensation Table” above.

Long Term Incentive Plans — Awards in 2004

			Estimated Future Payouts Under
		Performance	Non-Stock Price Based Plans
	Number of	Period Until
	Performance	Maturation	Threshold	Target	Maximum
Name(1)	Shares	or Payout	(#)	(#)(2)	(#)

David W. Dorman	388,700	2004-2006	194,350	388,700	583,050
William J. Hannigan	257,450	2004-2006	128,725	257,450	386,175
Thomas W. Horton	149,600	2004-2006	74,800	149,600	224,400
Hossein Eslambolchi	97,300	2004-2006	48,650	97,300	145,950
James W. Cicconi	77,800	2004-2006	38,900	77,800	116,700

Footnotes:

(1)	Includes the Chairman of the Board and Chief Executive Officer of AT&T and the four other most highly compensated individuals who were executive officers of AT&T at the end of 2004, as measured by salary and bonus.

(2)	In May 2004, the Performance Share Awards listed in the table were made. If they remain named executives on December 31, 2006, the payout value of these awards to Messrs. Dorman, Hannigan, Horton, Eslambolchi and Cicconi would be (i) 0.13% of AT&T’s net cash provided by operating activities for each year in the performance period, divided by the total number of named executives receiving payouts for the period ending December 31, 2006, or (ii) a lesser amount, based on factors such as targets for AT&T’s earnings, return to equity, cash flow, revenue or total shareholder return for the period.

Option/ SAR Grants in 2004

	Individual Grants in AT&T

	Number of
	Securities	% of Total
	Underlying	Options/SARs
	Options/	Granted to	Exercise or		Grant Date
	SARs	Employees in	Base Price	Expiration	Present
Name(1)	Granted(2)	Fiscal Year	($/Share)	Date	Value(4)($)

David W. Dorman	0	0%
William J. Hannigan(3)	730,000	100%	21.4050	01/05/2014	4,069,750
Thomas W. Horton	0	0%
Hossein Eslambolchi	0	0%
James W. Cicconi	0	0%

Footnotes:

(1)	Includes the Chairman of the Board and Chief Executive Officer of AT&T and the four other most highly compensated individuals who were named executives of AT&T at the end of 2004, as measured by salary and bonus.

(2)	In 2004, AT&T did not grant new stock option awards. Long-term incentives in 2004 consisted of performance shares (see “— Long-Term Incentive Plans — Awards in 2004” above) and restricted stock units (see “— Summary Compensation Table” above).

(3)	These options become exercisable to the extent of one-fourth of the grant on the first, second, third and fourth anniversaries of the grant date, respectively.

(4)	The Black-Scholes option pricing model was chosen to estimate the Grant Date Present Value of the options in this table. AT&T’s use of this model should not be construed as an endorsement of its accuracy in valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating the Grant Date Present Value on the grants awarded on January 5, 2004: an option term of five years, volatility of 38%, dividend yield of 4.00% and interest rate of 3.35%. The actual value, if any, of the options in this table depends upon the actual performance of AT&T common stock during the applicable period.

Equity Compensation Plan Information
      The following table summarizes information as of December 31, 2004, relating to equity compensation plans.

	(a)	(b)	(c)
			Number of Securities
			Remaining Available for
	Number of Securities to be	Weighted-average	Future Issuance Under
	Issued Upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(excluding securities
Plan Category	Warrants and Rights(2)	Warrants and Rights(2)	reflected in column(a))(2)

	Shares in thousands
Equity compensation plans approved by shareholders	108,308	$36.0501	30,758
Equity compensation plans not approved by shareholders(1)	0	$0	0
Total	108,308	$36.0501	30,758

Footnotes:

(1)	With respect to equity compensation plans that AT&T has assumed in connection with mergers, acquisitions or consolidations, the aggregate number of shares of AT&T common stock to be issued upon exercise of outstanding options, warrants and rights outstanding under such plans on December 31, 2004, was 4,072,538 shares and the weighted average exercise price of such outstanding options, warrants and rights was $39.1219. These shares were granted under plans administered by companies acquired by AT&T and upon acquisition no longer provided shares for future grants. Each of these acquired plans was approved by shareholders of companies acquired by AT&T except for the US WEST Media Group 1997 Stock Option Plan and the MediaOne Group 1999 Supplemental Stock Plan.

(2)	AT&T’s 1997 Long Term Incentive Program (as amended, the 1997 LTIP) originally provided for the issuance of 150 million shares of AT&T common stock. In 1999 the 1997 LTIP was amended to provide for an annual increase in the number of shares available for awards under the 1997 LTIP equal to 1.75% of the number of shares of AT&T common stock outstanding on the first day of each year commencing January 1, 2000. Pursuant to this provision, an additional 61,992,101 shares of AT&T common stock became available for awards on January 1, 2002; 13,703,158 became available for awards on January 1, 2003; and 13,858,443 became available for awards on January 1, 2004. The 1997 LTIP limited the number of shares to be awarded other than stock options or stock appreciation rights. The 1997 LTIP expired on May 31, 2004, and no longer provides shares for future grants. AT&T’s 2004 Long Term Incentive Program was approved by shareholders for use beginning May 27, 2004, providing for the issuance of 36 million shares of AT&T common stock. As of December 31, 2004, 30.8 million shares remain available for future awards.

Employment Contracts and Termination of Employment Agreements

David W. Dorman
      AT&T entered into an employment agreement with Mr. Dorman dated December  1, 2000, with a term of employment ending December 31, 2002. The agreement is subject to automatic annual renewals after that date unless either AT&T or Mr. Dorman provide written notice to terminate at least 60 days prior to each anniversary date. The agreement provided for compensation, incentive and relocation arrangements that have been paid to Mr. Dorman. Mr. Dorman’s current compensation is set by the AT&T board of directors and is described in the section entitled “— Summary Compensation Table” above.

      As part of his employment agreement, Mr. Dorman entered into a fully vested supplemental pension arrangement with AT&T. Pursuant to such arrangement and a 2003 amendment, Mr. Dorman will receive an annual benefit (as defined) commencing at his retirement based on a schedule that provides for a benefit equal to a percentage of his final three-year average total cash compensation. The benefit will be payable in stated reduced amounts for retirement prior to 2012. In the event of Mr. Dorman’s involuntary termination following a Change in Control (as defined), the schedule of supplemental pension benefits will be accelerated by three years. Pension benefits payable under this arrangement will be offset by any pension paid to Mr. Dorman by AT&T or any prior employer.
      Mr. Dorman’s agreement provides for certain entitlements in the event of his termination from AT&T under specified circumstances. In the event of Mr. Dorman’s termination due to death or disability, Mr. Dorman, his beneficiaries, or estate will be entitled to disability benefits in accordance with a disability program then in effect for senior executives of AT&T, a prorated portion of his target annual incentive award for the year in which his death or disability occurs, the vesting and payout at target for each open long-term incentive program performance share cycle prorated for the amount of time worked in the applicable three-year cycle, financial counseling for one year, and payment of survivor benefits under his supplemental pension arrangement. Mr. Dorman’s unvested equity awards vest, and stock options will be exercisable in accordance with the terms of the grants applicable to death or disability.
      In the event of a termination for cause, Mr. Dorman shall receive no further compensation from AT&T as of his termination date, and all stock options, performance shares, restricted shares, and restricted stock units, whether unvested or vested but not exercised, shall be cancelled.
      In the event of a voluntary resignation (as defined), Mr. Dorman will forfeit all unvested equity awards and long-term incentives with respect to uncompleted performance cycles. He will receive base salary through his date of termination and vested stock options shall remain exercisable for 90 days after termination or until the originally scheduled expiration date, if earlier. Mr. Dorman, to the extent not eligible for retiree medical benefits from AT&T, will be eligible for benefits under the then-applicable AT&T Separation Medical Plan offered to certain former senior managers under the terms and conditions of that plan and will be responsible for a portion of the annual premium for this coverage.
      In the event of an AT&T-initiated termination for other than cause or a Good Reason termination (as defined), Mr. Dorman will be provided base salary through the date of termination, a prorated annual incentive award at target for the year of termination, a severance payment equal to two times the annual base salary and target annual incentive award for the year of termination, payment of benefits under his supplemental pension arrangement based on the amount of the benefits accrued, accelerated vesting of all outstanding unvested restricted shares and restricted stock units, performance shares and stock units will continue to vest, and continuation of his Executive Life Insurance. Under the terms of the Senior Officer Separation Plan under which Mr. Dorman is a covered executive, he will be provided the following: all outstanding unvested AT&T stock options vest and, together with already vested options, will be exercisable for the remainder of the original term of each grant, financial counseling for two years, telephone reimbursement under the AT&T Toll Discount Program, transition counseling and, to the extent not eligible for retiree medical benefits from AT&T, will be eligible for coverage under the AT&T Separation Medical Plan offered to certain former senior managers under the terms and conditions of that plan.
      Mr. Dorman’s agreement provides that, in the event of a Change in Control (as defined) of AT&T, severance payments to him shall be governed by the Change in Control provisions, applicable to senior executives named by the AT&T board of directors as participants in the Senior Officer Separation Plan.
      Mr. Dorman’s agreement (in addition to a standing resolution of the AT&T board of directors) provides for his unlimited use of AT&T’s aircraft for personal travel by him and his immediate family members that accompany him, and to the extent this results in imputed income, AT&T will provide him with a tax gross-up payment.

William J. Hannigan
      AT&T entered into an employment agreement with Mr. Hannigan dated April  26, 2004, with a term of employment from December 2, 2003, through December 1, 2006, with automatic annual renewals thereafter. The agreement provided for his participation in employee benefit plans on the same terms as other senior executives, and for a base salary not less than $925,000, a target annual bonus of 125% of base salary, a long-term incentive grant of 257,450 performance shares covering the 2004-2006 performance period and 110,350 restricted stock units vesting 50% after year two, 25% after years three and four.
      To address certain forfeitures experienced when Mr. Hannigan left his previous employer and to incent him to join us, the agreement provided for a hiring bonus and a Supplemental Executive Retirement Plan (SERP). Pursuant to the SERP, Mr. Hannigan will receive an annual benefit (as defined) commencing at his retirement based on a schedule that provides for a benefit equal to a percentage of his final three-year average total cash compensation. The benefit will be payable in stated reduced amounts for retirement prior to 2024. The SERP vests on December 2, 2008; prior to that date the SERP vests in the event of AT&T-initiated termination for other than Cause (as defined), death, disability termination for Good Reason (as defined), or if AT&T is subject to a Change in Control (as defined). For AT&T-initiated termination for other than Cause or termination for Good Reason within two years following a Change in Control, the schedule of supplemental pension benefits will be accelerated by three years. Pension benefits payable under this arrangement will be offset by any pension paid to Mr. Hannigan by AT&T or any prior employer. Mr. Hannigan also received cash, stock options and restricted stock units to replace benefits forfeited by leaving his prior employer. Mr. Hannigan’s agreement provided for a special one-time payment associated with his transition and relocation to New Jersey, and a special temporary living allowance until his Texas home sold.
      Mr. Hannigan is entitled to use the corporate aircraft for business and personal use, pursuant to current authorizations. Mr. Hannigan is allowed to use a financial counselor of his choice for whom AT&T will pay fees, impute income and provide tax gross-ups within the limits of the AT&T Senior Management Financial Counseling Program.
      Mr. Hannigan’s agreement provides in the event of his termination from AT&T at or before the end of its term, other than due to voluntary resignation or Cause (as defined in the Senior Officer Separation Plan), he will be entitled to his base salary through the date of termination, a prorated annual incentive award at target for the year of termination, and treatment under the employee benefit plans in accordance with the terms and conditions of such plans.
      In addition to the above entitlements, in the event of an AT&T-initiated termination or termination for Good Reason (as defined), Mr. Hannigan will be entitled to the benefits of the AT&T Senior Officer Separation Plan provisions (as defined), a vesting of the SERP and the January 5, 2004, grant of restricted stock units. In the event of Mr. Hannigan’s termination resulting from death or disability, Mr. Hannigan, his beneficiaries, or estate will be entitled to disability benefits in accordance with a disability program then in effect for senior executives of AT&T, his equity awards will be administered in accordance with the terms of each grant, and the SERP will vest.

Thomas W. Horton
      AT&T entered into an employment agreement with Mr. Horton dated June 10, 2002, with a term of employment from June 13, 2002, through June 15, 2006, with automatic annual renewals thereafter. The agreement provided for his participation in employee benefit plans on the same terms as other senior executives, and for compensation, incentive and relocation arrangements that have been paid to Mr. Horton. Mr. Horton’s compensation is set by the Compensation and Employee Benefits Committee and is described under the section entitled “— Summary Compensation Table” above.
      Mr. Horton’s agreement provides for certain entitlements in the event of his termination from AT&T under specified circumstances. In the event Mr. Horton is terminated at or before the end of the term of the agreement, Mr. Horton will be paid his base salary through the date of termination pursuant to his agreement, his equity awards will be treated in accordance with the terms of the grants, and he will be treated under the employee benefit plans in accordance with the terms and conditions of such plans. In the event of an AT&T-initiated termination for other than cause or a Good Reason termination, Mr. Horton will be entitled to the benefits of the AT&T Senior Officer Separation Plan provisions (as defined).
      In the event of Mr. Horton’s termination resulting from death or disability, Mr. Horton, his beneficiaries, or estate will be entitled to disability benefits in accordance with a disability program then in effect for senior executives of AT&T, his target annual incentive award for the year in which his death or disability resulted in his termination of employment (prorated for the total period of eligibility calculated as of his date of death or disability termination), and financial counseling for one year.
      AT&T entered into an agreement with Mr. Horton on July 29, 2003, that provides a special individual non-qualified pension arrangement pursuant to which Mr. Horton will receive an annual benefit (as defined) commencing at his retirement. The arrangement vests upon the earliest of January 1, 2008, death, disability, Good Reason termination, termination initiated by us (for other than cause), or Change in Control (as defined). Pension benefits payable under this arrangement will be offset by any pension paid by to Mr. Horton by AT&T or any prior employer.

Hossein Eslambolchi
      AT&T entered into an employment/retention agreement with Mr. Eslambolchi on January 5, 2001, that provided for retention payments paid in 2001 and 2002. Mr. Eslambolchi is required to repay AT&T if he voluntarily resigns other than for Good Reason or is terminated for cause (each as defined) prior to January  8, 2006. On July 24, 2003, AT&T entered into a special incentive agreement with Mr. Eslambolchi pursuant to which Mr. Eslambolchi received two special incentive awards, each in the amount of $600,000, based on the attainment of performance metrics for the years 2003 and 2004. The payments were made in January 2004 and January 2005.

James W. Cicconi
      AT&T entered into an employment agreement with Mr. Cicconi dated July 29, 1998. The agreement provided for his participation in employee benefit plans on the same terms as other senior executives, and for compensation and incentive arrangements that have been paid to Mr. Cicconi. Mr. Cicconi’s compensation is set by the Compensation and Employee Benefits Committee and is described in the section entitled “— Summary Compensation Table” above.

Senior Officer Separation Plan
      In 1997, AT&T adopted the Senior Officer Severance Plan, since renamed the Senior Officer Separation Plan, or Separation Plan, for Senior Officers named by the AT&T board of directors as participants. Under the Separation Plan, if covered executives (i) are terminated by us for other than cause (as defined in the Separation Plan) or (ii) self-initiate termination for Good Reason (as defined in the Separation Plan), they will be provided a severance payment equivalent to two times the sum of their base salary plus target annual incentive in effect at termination. The severance amount payable may be deferred for five years with up to five annual payments thereafter. Deferred amounts will be credited with interest based on the interest rate formula in effect for the Senior Management Incentive Award Deferral Plan on the Separation Plan effective date, October 9, 1997. In addition, covered executives who terminate under the terms of the Separation Plan will be entitled to certain other post-termination benefits that are generally made available from time to time to retired executive officers and senior managers. The Separation Plan was amended and restated as of January 1, 2003, to provide enhanced severance payments in the event of a Change in Control, as approved by the AT&T board of directors in October 2000, and to provide protection in the form of a gross-up in the event payments are subject to excise tax under Sections 280G and 4999 of the Internal Revenue Code. In the event of a Change in Control, as such term is currently defined in the 2004 Plan, the severance payment provided to a covered executive terminated within two years following such Change in Control will be the sum of three times base salary plus three times target annual incentive.

      Messrs. Dorman, Hannigan, Horton, Eslambolchi and Cicconi are all covered executives under the Separation Plan.

Pension Plans
      AT&T maintains the AT&T Management Pension Plan, a non-contributory pension plan that covers all management employees, including the named executives listed in the “ — Summary Compensation Table” above. The normal retirement age under this plan is 65; however, retirement before age 65 can be elected under certain conditions.
      The AT&T Management Pension Plan was amended in 1997 to update the adjusted career average pay formula for computing pensions. Effective August 1, 1997, the adjusted career average pay formula was 1.6% of the average annual pay for the three years ending December 31, 1996, times the lesser of (a) 105% of the number of years of service prior to January 1, 1997, or (b) the number of years of service prior to January 1, 1997, plus one. Only the base salary was taken into account in the formula used to compute pension amounts for the named executives and other officers under the adjusted career average pay formula. No service or compensation after December 31, 1996, was used to calculate an employee’s normal retirement benefit under the adjusted career average pay formula.
      Effective January 1, 1998, the AT&T Management Pension Plan was further amended to convert the plan to a cash balance design. Under the new design, a hypothetical cash balance account was established for each participant for record-keeping purposes. Each year a participant’s cash balance account is credited with (a) a pay credit based on the participant’s age and eligible pay for that year and (b) an interest credit based on the participant’s account balance as of the end of the prior year. Effective January 1, 1998, an eligible participant’s cash balance account received an initial credit based on a conversion benefit equal to the participant’s normal retirement benefit under the adjusted career average pay formula described above multiplied by a conversion factor based on the participant’s age as of December 31, 1996. The initial pay credit was made as of January 1, 1998, based on the participant’s eligible pay for 1997, and the initial interest credit was made as of January 1, 1998, based on the conversion benefit. Only base salary is considered eligible pay under the cash balance design for the named executives and other officers. Interest credits are calculated at the effective annual rate of 7% for calendar years 1997, 1998, 1999 and 2000; 5.5% for calendar years 2001 and 2002; and 4% thereafter. Under the cash balance design, a participant’s benefit is determined by projecting interest credits to his or her cash balance account to age 65, converting the projected cash balance account to an annuity, and reducing that annuity for early commencement. A participant’s benefit under the plan after conversion to the cash balance design will be no less than the benefit calculated under the career average pay formula as adjusted in 1997.
      Federal laws place limitations on pensions that may be paid from the pension trust related to the AT&T Management Pension Plan. Pension amounts based on the AT&T Management Pension Plan formula that exceed the applicable limitations will be recorded as an operating expense.
      AT&T also maintains the AT&T Non-Qualified Pension Plan. Under the plan, annual pensions for Messrs. Cicconi, Dorman, Eslambolchi, Hannigan and Horton and other officers are computed based on actual annual bonus awards under AT&T’s Short-Term Incentive Plan. Pension benefits under this plan will commence at the same time as benefits under the AT&T Management Pension Plan. The annual pension amounts payable under this plan are equal to no less than the greater of the amounts computed under the Basic Formula or Alternate Formula that were amended in 1997 and are described below.

Basic Formula
      For the three-year period ending December 31, 1996, 1.6% of the average of the actual annual bonus awards times the lesser of (a) 105% of the number of years of service prior to January 1, 1997, or (b) the number of years of service prior to January 1, 1997, plus one.

Alternate Formula
      The excess of (a) 1.7% of the adjusted career average pay over (b) 0.8% of the covered compensation base times the lesser of (i) 105% of the number of years of service prior to January 1, 1997, or (ii) the number of years of service prior to January 1, 1997, plus one, minus the benefit calculated under the AT&T Management Pension Plan formula (without regard to limitations imposed by the Internal Revenue Code). For purposes of this formula, adjusted career average pay is the average annual compensation for the three-year period ending December 31, 1996, without regard to the limitations imposed by the Internal Revenue Code. The covered compensation base used in this formula is the average of the maximum wage amount for which an employee was liable for Social Security Tax for each year beginning with 1961 and ending with 1996. In 1996, the covered compensation base was $27,600.
      No service or compensation after December 31, 1996, is used to calculate an employee’s normal retirement benefit under the Basic Formula or Alternate Formula.
      Effective January 1, 1998, the AT&T Non-Qualified Pension Plan was further amended to convert the plan to a cash balance pension design. Under the new design, a hypothetical cash balance account is established for each participant for record-keeping purposes. Each year a participant’s cash balance account is credited with (a) an award credit based on the participant’s age and short-term award paid in that year and (b) an interest credit based on the participant’s account balance as of the end of the prior year. Effective January 1, 1998, an eligible participant’s cash balance account received an initial credit based on a conversion benefit equal to the participant’s normal retirement benefit under the Basic Formula described above multiplied by a conversion factor based on the participant’s age as of December 31, 1996. The initial award credit was made as of January 1, 1998, based on the participant’s short-term award paid in 1997, and the initial interest credit was made as of January 1, 1998, based on the conversion benefit. Interest credits are calculated at the effective annual rate of 7% for calendar years 1997, 1998, 1999 and 2000; 5.5% for 2001 and 2002; and 4% thereafter. Under the cash balance design, a participant’s benefit is determined by projecting interest credits to his or her cash balance account to age 65, converting the projected cash balance account to an annuity, and reducing that annuity for early commencement in the same manner as under the AT&T Management Pension Plan.
      Officers and certain other management employees who were hired at age 35 or over prior to January 1, 1997, are covered by a supplemental AT&T Mid-Career Pension Plan. For qualified managers retiring with at least five years at a senior level, the plan provides additional credits at approximately one-half the rate in the AT&T Management Pension Plan. The number of credits is equal to the lesser of (i) actual years of net credited service at retirement or (ii) the employee’s age at the time of hire minus 30. Benefits under the Mid Career Pension Plan were frozen as of December 31, 1996. In addition, the AT&T Mid-Career Pension Plan was amended to provide that liability with respect to officers actively employed on January 1, 1998 be transferred to the AT&T Non-Qualified Pension Plan and converted to cash balance as described above.
      Pension amounts under the AT&T Management Pension Plan formula, the AT&T Non-Qualified Pension Plan or the AT&T Mid-Career Pension Plan are not subject to reductions for Social Security Benefits or other offset amounts. If Messrs. Cicconi, Dorman, Eslambolchi, Hannigan and Horton continue in the positions as previously stated and retire at the normal retirement age of 65, the estimated annual pension amount payable under the AT&T Management Pension Plan formula and the AT&T Non-Qualified Pension Plan would be $678,200, $1,946,300, $1,062,900, $1,712,900 and $1,479,800, respectively. Amounts shown are straight life annuity amounts not reduced by a joint and survivorship provision that is available to these officers.
      In 1997, AT&T began purchasing annuity contracts to satisfy the AT&T unfunded obligations to retired officers under the AT&T Non-Qualified Pension Plan. In the event AT&T purchases an annuity contract for any of the named executives, the pension payments for such officer would vary from those set forth above. In such instance there would be a tax gross-up payment to the officer, and annuity benefits paid by the annuity provider would be reduced to offset the tax gross-up payment. The after-tax pension benefit would be the same as the after-tax benefit the participant would otherwise have received under the AT&T Non-Qualified Pension Plan. Receipt of the annuity is contingent on the signing of a two-year non-competition agreement that, should competitive activity occur within the two-year period, gives us the right to seek injunctive relief and to recapture any amounts already paid out under the annuity contract.
      As part of his employment agreement described above, AT&T entered into a supplemental pension arrangement with Mr. Dorman in 2000 which was amended in 2003. The pension arrangement provides an annual benefit equal to 31.1% of his final three-year average total cash compensation for a 2004 retirement, up to a benefit equal to 60% of such compensation for a retirement in 2012 or later, offset by other pension benefits paid by AT&T or prior employers. Pursuant to Mr. Dorman’s arrangement, if he continues in his position as previously stated and retires at the normal retirement age of 65, the estimated annual pension amount payable under the agreement that supplements the annual pension amount payable under the AT&T Management Pension Plan and the AT&T Non-Qualified Pension Plan, but prior to offsets, if any, due to pension benefits payable by former employers, would be $1,779,700.
      AT&T entered into a supplemental pension arrangement with Mr. Hannigan in 2004. The pension arrangement provides an annual benefit equal to 10% of his final three-year average total cash compensation for a 2004 retirement, up to a benefit equal to 50% of such compensation for a retirement in 2024 or later, offset by other pension benefits paid by AT&T or prior employers. Pursuant to Mr. Hannigan’s arrangement, if he continues in his position as previously stated and retires at the normal retirement age of 65, the estimated annual pension amount payable under the agreement that supplements the annual pension amount payable under the AT&T Management Pension Plan and the AT&T Non-Qualified Pension Plan, but prior to offsets, if any, due to pension benefits payable by former employers, would be $783,400.
      AT&T entered into a supplemental pension arrangement with Mr. Horton in 2003. The pension arrangement provides an annual benefit equal to 6% of his final three-year average total cash compensation for a 2004 retirement, up to a benefit equal to 50% of such compensation for a retirement in 2026 or later, offset by other pension benefits paid by AT&T or prior employers. Pursuant to Mr. Horton’s arrangement, if he continues in his position as previously stated and retires at the normal retirement age of 65, the estimated annual pension amount payable under the agreement that supplements the annual pension amount payable under the AT&T Management Pension Plan and the AT&T Non-Qualified Pension Plan, but prior to offsets, if any, due to pension benefits payable by former employers, would be $513,900.
Certain Relationships and Related Transactions

Indebtedness of Management
      There was no outstanding indebtedness to AT&T from any of its directors or executive officers during 2004.

Other Arrangements
      AT&T does not consider the following arrangement to constitute indebtedness but AT&T is disclosing it because it entails a potential contingent obligation by an executive officer of AT&T to repay a compensation amount to AT&T.
      Mr. Eslambolchi received Special Retention Payments on January 10, 2001, and January 11, 2002, totaling $3,835,473.53 pursuant to the terms of his employment agreement (see page 132). If, prior to the fifth anniversary of Mr. Eslambolchi’s employment agreement (January 8, 2006), he voluntarily resigns his employment with us, other than for Good Reason (as defined), or is terminated for cause (as defined), Mr. Eslambolchi will be required to repay to AT&T the entire Special Retention Payment of $3,835,473.53 within 90 days of such termination of employment.
Other Information
      A directors’ and officers’ liability policy was purchased, effective July 31, 2004, with National Union Fire Insurance Co. of Pittsburgh, Pennsylvania, and other insurance companies. The policy insures AT&T for certain obligations incurred in the indemnification of its directors and officers under New York law or under contract and insures directors and officers when such indemnification is not provided by us.

      The cost of soliciting proxies in the accompanying form is paid by us. In addition to solicitations by mail, a number of regular employees of AT&T and of its subsidiaries may solicit proxies in person or by telephone. AT&T has retained Morrow & Co., Inc. to aid in the solicitation of proxies, at an estimated cost of $35,000 plus reimbursement of reasonable out-of-pocket expenses.
      The above notice and document are sent by order of the AT&T board of directors.
Travel And Parking Directions
      The Parking Garage for the Colorado Convention Center is accessed from the right lane of Northbound Speer Boulevard just before crossing Champa Street.
 From Denver International Airport:
      Exit airport via Pena Boulevard to I-70 West. Take I-70 West to I-25 South. Exit I-25 at 212 A - Southbound Speer Boulevard. Take Southbound Speer Boulevard to Stout Street. Make a Left on Stout Street. Take Stout Street to Northbound Speer Boulevard. Make a Left on Northbound Speer Boulevard and move immediately to the Right lane. The entrance to the parking garage is on the right before crossing Champa Street.
 From Points North (Fort Collins, Northglenn):
      Take I-25 South to Exit 212 A - Southbound Speer Boulevard. Take Southbound Speer Boulevard to Stout Street. Make a Left on Stout Street. Take Stout Street to Northbound Speer Boulevard. Make a Left on Northbound Speer Boulevard and move immediately to the Right lane. The entrance to the parking garage is on the right before crossing Champa Street.
 From Points South
Littleton/Englewood: Take Route 85 North to I-25 North
Denver Tech Center/Centennial: Take I-25 North
      Take I-25 North to Exit 210 A - Colfax Avenue. Take Colfax Avenue eastbound to Kalamath Street. Make a Left on Kalamath Street. Follow Kalamath around to the right as it turns into Stout Street. Continue on Stout Street to Northbound Speer Boulevard. Make a Left on Northbound Speer Boulevard and move immediately to the Right lane. The entrance to the parking garage is on the right before crossing Champa Street.

DESCRIPTION OF SBC CAPITAL STOCK
      The following description of material terms of the capital stock of SBC does not purport to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and by-laws of SBC, which documents are incorporated by reference as exhibits to the registration statement of which this document is a part, and to the applicable provisions of the Delaware General Corporation Law.
      The authorized capital stock of SBC currently consists of 7,000,000,000 shares of SBC common stock and 10,000,000 shares of preferred stock, par value $1.00 per share, which we refer to as the SBC preferred stock. As of the closing of business on February 28, 2005, there were outstanding 3,303,437,610 shares of SBC common stock, with an additional 129,912,356 shares issued and held in treasury. There are no shares of SBC preferred stock outstanding.
SBC Common Stock
      The holders of SBC common stock are entitled to one vote per share for each share held of record on all matters voted on by stockholders, including the election of directors, and are entitled to participate equally in dividends when and as such dividends may be declared by the SBC board of directors out of funds legally available therefor. As a Delaware corporation, SBC is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of SBC, holders of SBC common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of SBC’s indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of SBC preferred stock. The holders of SBC common stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of SBC common stock are, and the shares of SBC common stock to be issued in the merger will be, validly issued, fully paid and non-assessable.
      The transfer agent and registrar for SBC common stock is EquiServe Trust Company, N.A., P.O. Box 43070, Providence, RI 02940-3070.
SBC Preferred Stock
      The restated certificate of incorporation of SBC provides that the SBC preferred stock may be issued from time to time in one or more series. The SBC board of directors is specifically authorized to establish the number of shares in any series and to set the designation of any series and the powers, preferences and rights and the qualifications, limitations or restrictions on each series of SBC preferred stock. The holders of SBC preferred stock will have no preemptive rights. Shares of SBC preferred stock will be issued in connection with the merger to wholly-owned subsidiaries of AT&T, which will become wholly-owned subsidiaries of SBC, but will not be issued or transferred to third parties in connection with or as a result of the merger.
No Stockholder Rights Plan
      SBC currently does not have a stockholder rights plan.

COMPARISON OF STOCKHOLDER RIGHTS
      The rights of AT&T shareholders are currently governed by the New York Business Corporation Law (referred to in this document as the NYBCL) and the restated certificate of incorporation and by-laws of AT&T. The rights of SBC stockholders are currently governed by the Delaware General Corporation Law (referred to in this document as the DGCL) and the restated certificate of incorporation and by-laws of SBC. Upon completion of the merger, the rights of AT&T shareholders who become stockholders of SBC and the rights of SBC stockholders will be governed by the DGCL and restated certificate of incorporation and by-laws of SBC.
      This section summarizes the material differences between the NYBCL and AT&T’s restated certificate of incorporation and by-laws, on the one hand, and the DGCL and SBC’s restated certificate of incorporation and by-laws, on the other hand.
      This section does not include a complete description of all differences among the rights of AT&T shareholders and SBC stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist.
      You are urged to read carefully the relevant provisions of the DGCL and the NYBCL, as well as the restated certificate of incorporation and by-laws of each of AT&T and SBC. Copies of the restated certificates of incorporation and by-laws of AT&T and SBC are available to you upon request. See “Where You Can Find More Information” on page 157.
Classes and Series of Capital Stock
      AT&T. The authorized capital stock of AT&T consists of:

•	2,500,000,000 shares of AT&T common stock, having a par value of $1.00 per share; and

•	100,000,000 shares of AT&T preferred stock, having a par value of $1.00 per share.
      SBC. The authorized capital stock of SBC consists of:

•	7,000,000,000 shares of SBC common stock, having a par value of $1.00 per share; and

•	10,000,000 shares of SBC preferred stock, having a par value of $1.00 per share.
Annual Meeting of Stockholders
      AT&T. The NYBCL provides that a meeting of shareholders shall be held annually for the election of directors and the transaction of other business on a date fixed by or under the by-laws of the corporation. The NYBCL also requires notice of a shareholders meeting to be sent to all shareholders of record entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting.
      The by-laws of AT&T provide that the annual meeting of shareholders shall be held on such date, at such time and at such place as may be fixed by resolution of the board of directors. The by-laws of AT&T also provide that a notice of the annual meeting as approved by the board of directors shall be mailed not less than ten nor more than sixty days before the meeting, directed to each shareholder entitled to vote at the meeting.
      SBC. The DGCL provides that an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws of the corporation. Any other proper business may also be transacted at the annual meeting. The DGCL also requires notices of stockholders meetings to be sent to all stockholders of record entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting, except with regard to a meeting where the stockholders are asked to vote upon a business combination or a sale of all or substantially all the corporation’s assets, in which case notice shall be delivered not less than twenty nor more than sixty days before the date of the meeting, with certain exceptions.

      The DGCL also provides that if, for a period of thirty days after the date designated by the by-laws for the annual meeting of stockholders, or, if no date has been designated, for a period of thirteen months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.
      The by-laws of SBC provide that an annual meeting of the stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the board of directors shall fix each year. The by-laws of SBC also provide that written notice of all stockholders meetings shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.
Special Meetings of Stockholders
      AT&T. The NYBCL provides that special meetings of shareholders may be called by the board of directors and by any persons authorized in the certificate of incorporation or by-laws of the corporation.
      The NYBCL also provides that if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders, or, if no date has been so fixed, for a period of thirteen months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board of directors shall call a special meeting for the election of directors. If the special meeting is not called by the board of directors within two weeks after the expiration of such period or if it is called but there is a failure to elect such directors for a period of two months after the expiration of such period, holders of ten percent of the votes of the shares entitled to vote in an election of directors may, in writing, demand the calling of a special meeting for the election of directors.
      The by-laws of AT&T provide that, subject to the rights of the holders of any series of stock having a preference over the common stock and except as may otherwise be required by law, special meetings of the shareholders may be called at any time only by the chairman of the board or the board of directors. The meeting shall be held at such place as may be designated in the notice of the meeting.
      SBC. The DGCL provides that a special meeting of stockholders may be called only by the board of directors or by any persons authorized in the certificate of incorporation or by-laws of the corporation.
      The by-laws of SBC provide that special meetings of the stockholders may be called at any time, either by the board of directors or by the chairman of the board, and the chairman of the board shall call a special meeting whenever requested in writing to do so by stockholders representing two-thirds of the shares of SBC then outstanding and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only business specified in the notice may be conducted at a special meeting of the stockholders.
Quorum of Stockholders
      AT&T. The NYBCL provides that the holders of a majority of the votes of shares entitled to vote shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a particular class or series of shares, voting as a class, the holders of a majority of the votes of shares of such class or series shall constitute a quorum for the transaction of such specified item of business. The NYBCL also provides that the certificate of incorporation or by-laws of the corporation may provide for any lesser quorum of not less than one-third of the votes of shares entitled to vote, and that the certificate of incorporation may provide for a greater quorum.
      The by-laws of AT&T provide that at all meetings of shareholders, the holders of forty percent of the shares entitled to vote shall constitute a quorum, except as otherwise required by law.

      SBC. The DGCL provides that a quorum consists of a majority of shares entitled to vote present in person or represented by proxy, unless the charter or by-laws of the corporation provide otherwise.
      The by-laws of SBC provide that the presence in person or by proxy of forty percent of the issued and outstanding shares of SBC stock entitled to vote will constitute a quorum.
Stockholder Action Without a Meeting
      AT&T. The NYBCL provides that whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting upon the written consent of the holders of all outstanding shares entitled to vote and also allows, if the certificate of incorporation of the corporation so provides, shareholder action without a meeting upon the written consent of holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.
      The restated certificate of incorporation and by-laws of AT&T do not permit shareholder action by written consent of holders of outstanding shares having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted. Thus, holders of all outstanding shares entitled to vote would need to execute a written consent for shareholder action to be taken without a meeting.
      SBC. The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.
      Under the restated certificate of incorporation of SBC, no action which is required to be taken or which may be taken at any annual meeting or special meeting of stockholders of the corporation may be taken by written consent without a meeting, except where such consent is signed by stockholders representing at least two-thirds of the total number of shares of stock of SBC then outstanding and entitled to vote.
Stockholder Nominations and Proposals
      AT&T. The by-laws of AT&T establish procedures that must be followed for the nominations of directors and shareholder proposals to be considered at its annual meeting of shareholders. The shareholder must have given timely notice thereof in writing to the Secretary of AT&T and such nomination or proposal must be a proper matter for shareholder action. To be timely, a shareholder’s notice must be delivered to the Secretary at the principal executive offices of AT&T between 90 and 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty calendar days before or more than sixty calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered between 120 days prior to such annual meeting and the later of 90 days prior to such annual meeting and 10 days following the day on which public announcement of the date of such meeting is first made by AT&T.
      To be in proper form, such shareholder’s notice shall set forth:

•	specified information relating to each person whom the shareholder proposes to nominate for election or reelection as a director;

•	as to any description of any other business desired to be brought before the meeting, the reasons for conducting such other business at the meeting and any material interest in such other business of such shareholder and beneficial owner, if any, on whose behalf the proposal is made; and

•	as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made,

—	the name and address of such shareholder, as they appear on AT&T’s books, and of such beneficial owner; and

—	the class and number of shares of AT&T which are owned beneficially and of record by such shareholder and such beneficial owner.
      The by-laws of AT&T also provide that the nominations of directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to AT&T’s notice of meeting:

•	by or at the direction of the board of directors; or

•	provided that the board of directors has determined that directors shall be elected at such meeting, by any shareholder who is a shareholder of record at the time of giving of notice to AT&T, who shall be entitled to vote at the meeting and who complies with the notice procedures described above.
      Any such shareholders may nominate a person or persons (as the case may be) if the shareholder’s notice shall be delivered to the Secretary at the principal executive offices of AT&T between 90 and 120 days prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.
      SBC. The by-laws of SBC establish procedures that must be followed for a stockholder to submit a proposal to be voted on by the stockholders of SBC at its annual meeting of stockholders and a substantially similar procedure to be followed for the nomination and election of directors. No business may be proposed by a stockholder at the annual meeting of stockholders without giving written notice to the Secretary of SBC between 120 and 150 days prior to the scheduled date of the meeting. In the event, however, that less than 130 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder to be timely must be received not later than the tenth day following the earlier of the day on which such notice of the date of the meeting was mailed or the day on which such public disclosure was made. The stockholder’s notice must set forth:

•	the name and record address of such stockholder; and

•	the class or series and number of shares of capital stock of SBC which are owned beneficially or of record by such stockholder.
      In addition, with respect to business to be brought before an annual meeting, the stockholder’s notice must set forth:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting; and

•	any material interest the stockholder has in the proposal.
      Stockholders’ notices relating to director nominations must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a director if elected and must include:

•	the name, age, business address and residence address of the nominee;

•	the principal occupation or employment of the nominee;

•	the class or series and number of shares of capital stock of SBC which are owned beneficially or of record by the nominee; and

•	certain other specified information relating to the nominee and the stockholder making the nomination.
      If the chairman of the board determines that any such proposal or nomination was not made in accordance with these procedures or is otherwise not in accordance with law, the chairman of the board may declare this at the meeting, and such defective proposal or nomination will be disregarded.

Access to Corporate Records, Financial Statements and Related Matters
      AT&T. The NYBCL requires that each corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, board and executive committee, if any, and shall keep a record containing the names and addresses of all shareholders, the number and class of share held by each and the dates when they became the owners of record. The NYBCL also provides that:

•	any person who is a shareholder of record of a corporation has the right to examine, upon at least five days’ written demand, in person or by agent or attorney, during usual business hours, its minutes of the proceedings of its shareholders and record of shareholders and to make extracts for any purpose reasonably related to such person’s interest as a shareholder; and

•	upon the written request of any shareholder, the corporation must give or mail to such shareholder an annual balance sheet and profit and loss statement for the preceding fiscal year, and, if any interim balance sheet or profit and loss statement has been distributed to its shareholders or otherwise made available to the public, the most recent such interim balance sheet or profit and loss statement.
      Neither the certificate of incorporation nor by-laws of AT&T contain any express provision regarding access to corporate records and a shareholders list, so the default rule described above applies.
      SBC. The DGCL provides that any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right during usual business hours to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, its other books and records and a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or the corporation could obtain such records through the exercise of control over such subsidiary, with certain limitations.
      Neither the certificate of incorporation nor by-laws of SBC contain any express provision regarding access to corporate records and a stockholders list, so the default rule described above applies.
Amendments of Certificate of Incorporation
      AT&T. Under the NYBCL, with limited exceptions, amendments to a corporation’s certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except provisions of a certificate of incorporation that require action by a class vote or by a greater proportion of the voting power may only be amended by such vote. In addition, an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of that class or series.
      The restated certificate of incorporation of AT&T provides that the certificate of incorporation of the corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of a series of AT&T’s authorized preferred shares designated as subsidiary exchangeable preferred stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of such preferred stock, voting together as a single class.
      SBC. Under the DGCL, after a corporation has received payment for its capital stock, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires a declaration by the board of directors of the amendment’s advisability and, except with respect to a certificate of designations or a short form merger, an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote and a majority of the voting power of the outstanding stock of each class entitled to vote.
      The restated certificate of incorporation of SBC provides that SBC reserves the right to amend and repeal the certificate of incorporation as permitted by the DGCL.

By-Law Amendments
      AT&T. Under the NYBCL, except as otherwise provided in the certificate of incorporation, by-laws may be amended, repealed or adopted by a majority of the votes cast by shares entitled to vote in the election of any directors. If provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws also may be amended, repealed or adopted by the board of directors by a specified vote, which may be greater than the vote otherwise prescribed by the NYBCL, but any by-laws adopted by the board of directors may be amended or repealed by the shareholders entitled to vote.
      The by-laws of AT&T provide that the by-laws may be amended by the board of directors at any meeting by a majority vote of the full board, or at two successive meetings of the board by a majority vote of a quorum present, provided that the provision relating to a shareholder’s right to one vote for each share standing in his or her name on the record of shareholders and to vote in person or by proxy shall not be rescinded, amended or waived except at a shareholders meeting in accordance with applicable state law.
      SBC. Under the DGCL, the power to adopt, alter and repeal by-laws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation rests concurrent power in the board of directors.
      The restated certificate of incorporation of SBC provides that the board of directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation, except that any by-laws of the corporation providing for the maximum number of directors that may serve on the board of directors, or providing for a classified board of directors with staggered terms of office or requiring the approval by the shareholders or the board of directors of any business combinations may only be amended or repealed by a two-thirds majority vote of the total number of shares of stock of the corporation then outstanding and entitled to vote.
Vote on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions
      AT&T. Under the NYBCL, the consummation by a corporation of a merger, consolidation or disposition of substantially all of its assets must be approved:

•	in the case of corporations like AT&T that were in existence on February 22, 1998 and that do not expressly provide in their certificates of incorporation for a majority approval of these transactions, by two-thirds of all the shares of the corporation entitled to vote on the proposal; and

•	in case of corporations that expressly provide in their certificates of incorporation for a majority approval of these transactions or that were incorporated after February 22, 1998, by the affirmative vote by the holders of a majority of all outstanding shares of each class or series of shares entitled to vote on the proposal.
      The restated certificate of incorporation of AT&T provides that:

•	the required vote for authorization by shareholders of a merger or consolidation of the corporation, pursuant to relevant provisions of the NYBCL, shall be a majority of the votes of the shares of the corporation entitled to vote, in addition to any class vote that may be required by relevant provisions of the NYBCL; and

•	the required vote for approval by shareholders of a sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation, pursuant to relevant provisions of the NYBCL, shall be a majority of the votes of all outstanding shares of the corporation entitled to vote.
      SBC. Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by a majority of the outstanding stock of the corporation entitled to vote. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding stock of a constituent corporation surviving a merger if:

•	the merger agreement does not amend in any respect its certificate of incorporation;

•	each share of its stock outstanding prior to the merger will be an identical share of stock following the merger; and

•	the merger will not result in the issuance of shares representing more than 20% of its common stock outstanding immediately prior to the merger.
      Stockholder approval is not required for either the acquired or, in most cases, the acquiring corporation in a merger if the corporation surviving the merger is at least the 90% parent of the acquired corporation. If the 90% parent is not the surviving corporation, however, the otherwise required vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances. In addition, unless required by its certificate of incorporation, approval of the holders of a corporation will not be required to approve a holding company reorganization of the corporation pursuant to the merger of that corporation with or into a single direct or indirect wholly owned subsidiary of that corporation, if the merger complies with certain provisions of the DGCL applicable to “holding company” mergers.
      Notwithstanding the statutory rule described above, the by-laws of SBC also provide that certain “business combinations” involving “interested stockholders” (defined generally to be beneficial owners of 10% or more of the voting stock of SBC or any person acquiring any voting stock, in the two-year period prior to the business combination, from such a person in a non-public offering) require approval by a vote of the holders of at least two-thirds of the outstanding shares of capital stock of SBC entitled to vote generally for the election of directors, voting as a single class, if not previously approved by a majority of the members of the board who are not affiliated with the interested stockholder (and those who became directors after the time at which the interested stockholder acquired its shares, if they are approved by a majority of the unaffiliated directors) or unless certain minimum price and procedural criteria are satisfied. The minimum price criteria require that the consideration paid to SBC’s stockholders must be either cash or the same type of consideration paid by the interested stockholder in acquiring the largest portion of its SBC shares prior to the proposed business combination and would generally have to be at least equal in value to the greatest of:

•	the highest per share price paid by the interested stockholder in acquiring any share of SBC common stock during the two years prior to the announcement date of the proposed business combination or in the transaction in which it became an interested stockholder (whichever is higher);

•	the fair market value per share of SBC common stock on the day after such announcement date or on the date on which the interested stockholder became an interested stockholder (whichever is higher); or

•	such fair market value per share multiplied by the ratio of:

—	the highest per share price paid by the interested stockholder in acquiring any share of SBC common stock during the two years prior to such announcement to,

—	the fair market value per share of SBC common stock on the first day in such two-year period upon which the interested stockholder acquired any shares of SBC common stock.
      This provision may only be amended or repealed by a vote of the holders of at least two-thirds of the outstanding shares of capital stock of SBC entitled to vote generally for the election of directors, voting as a single class.
Preemptive Rights
      AT&T. Except as otherwise provided in the NYBCL or in the certificate of incorporation, the holders of equity shares in a New York corporation incorporated prior to February 22, 1998 are granted certain preemptive rights.
      The restated certificate of incorporation of AT&T expressly states that shareholders do not have any preemptive rights.
      SBC. The DGCL provides that no stockholder of a corporation incorporated after July 3, 1967 has any preemptive rights to purchase additional securities of a corporation unless the corporation’s certificate of incorporation expressly grants those rights.

      The restated certificate of incorporation of SBC expressly states that stockholders do not have any preemptive rights.
Dividends
      AT&T. Under the NYBCL, a corporation may declare and pay dividends or make other distributions, except when it is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in its certificate of incorporation. Except as otherwise provided in the NYBCL, dividends may be declared and paid and other distributions may only be made out of surplus, so that the net assets of the corporation remaining after the declaration, payment or distribution must at least equal the amount of its stated capital.
      The restated certificate of incorporation and by-laws of AT&T do not change these statutory provisions.
      SBC. Under the DGCL, a board of directors may authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the corporation’s certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.
      The restated certificate of incorporation and by-laws of SBC do not change these statutory provisions.
Appraisal and Dissent Rights
      AT&T. Under the NYBCL, appraisal rights are generally available in connection with a merger or consolidation, except that no appraisal rights are available:

•	to the shareholder of a parent corporation merging with its subsidiary where the parent owns at least 90% of the subsidiary’s outstanding stock and certain additional requirements are met;

•	to the shareholder of the surviving corporation in a merger (other than a merger described in the previous bullet item) unless the merger adversely affects certain rights of the shares held by the shareholder; or

•	to a shareholder of shares of any class or series of stock listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.
      Under the statutory provisions described above, since shares of AT&T common stock are listed on the NYSE and other national securities exchanges, AT&T common shareholders are not entitled to appraisal rights in connection with a merger or consolidation.
      Appraisal rights are also available under the NYBCL in connection with the sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets other than a transaction wholly for cash where shareholder approval is conditioned upon the corporation’s dissolution and the distribution of all of the corporation’s net assets within one year after the transaction.
      Furthermore, appraisal rights are available in connection with a share exchange between two corporations as authorized by the NYBCL, except with respect to shares of a subject corporation that are not acquired in the exchange or that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.
      In addition, appraisal rights are available to a shareholder of a subsidiary corporation that merges with its parent corporation, or is acquired by it in a share exchange, where the parent owns at least 90% of the subsidiary’s outstanding stock and certain additional requirements are met.
      Appraisal rights are also available to a shareholder who is not entitled to vote with respect to a plan of merger or consolidation and whose shares will be canceled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.
      SBC. The DGCL provides to stockholders who dissent from a merger or consolidation of the corporation the right to demand and receive payment of the fair value of their stock as appraised by the Delaware Chancery Court. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either:

•	listed on a national securities exchange or designated as a Nasdaq National market security; or

•	held of record by more than 2,000 stockholders.
      Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares of stock anything other than:

•	stock of the surviving corporation;

•	stock of another corporation which is either listed on a national securities exchange or designated as a Nasdaq National market security or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares; or

•	some combination of the above.
      The restated certificate of incorporation and by-laws of SBC do not contain any additional provisions relating to dissenters’ rights of appraisal.
      SBC common stock is listed on the NYSE and other national securities exchanges. Accordingly, depending on the consideration to be paid in the transaction, holders of SBC stock may not be entitled to appraisal rights in connection with mergers or consolidations involving SBC.
Number and Qualification of Directors
      AT&T. Subject to certain limitations, the NYBCL permits the number of directors of a corporation to be fixed by its by-laws, by action of the shareholders or by action of the board of directors under a specific provision of a by-law adopted by the shareholders. At each annual meeting of the shareholders, directors are to be elected to hold office until the next annual meeting, except for corporations with classified boards. The NYBCL permits the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders to provide that directors be divided into either two, three or four classes. All classes must be as nearly equal in number as possible.
      The term of office of one class of directors shall expire each year, with the terms of office of no two classes expiring the same year.
      Under the NYBCL, a director need not be a shareholder unless the certificate of incorporation or by-laws so require.
      The by-laws of AT&T provide that the number of directors shall not be less than nine nor more than twenty-five, the exact number of directors within such minimum and maximum limits to be fixed and determined by the vote of a majority of the entire board. Neither the restated certificate of incorporation nor by-laws of AT&T provide for a classified board.
      Neither the restated certificate of incorporation nor the by-laws of AT&T require that directors be shareholders.
      SBC. The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and terms of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, that number may not be changed without amending the certificate of incorporation. The DGCL also permits the certificate of incorporation of a corporation or a by-law adopted by the stockholders to provide that directors be divided into one, two or three classes, with staggered terms of office of three years each (in the cases of boards that are divided into three classes). The DGCL also permits the certificate of incorporation to confer upon holders of any class or series of stock the right to elect one or more directors to serve for the terms and have the voting powers as are stated in the certificate of incorporation. The terms of office and voting powers of directors so elected may be greater or less than those of any other director or class of directors.
      Under the DGCL, a director need not be a stockholder unless the certificate of incorporation or by-laws so require.
      The by-laws of SBC provide that the number of directors of SBC will be determined from time to time by a majority vote of the total number of directors then serving in office, and the terms of office of all directors who are in office immediately prior to the closing of the polls for the election of directors at the 2005 annual meeting of stockholders shall expire at such time. At each annual meeting of stockholders beginning with the 2005 annual meeting of stockholders, the directors shall be elected to hold office until the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.
      Neither the restated certificate of incorporation nor the by-laws of SBC require that directors be stockholders.
Filling Vacancies on the Board of Directors
      AT&T. Under the NYBCL, newly created directorships resulting from an increase in the number of directors and vacancies occurring on the board of directors for any reason, except the removal of directors without cause, may be filled by vote of the board of directors. Unless the certificate of incorporation or by-laws provide otherwise, a vacancy in a directorship elected by holders of a particular class of shares shall be filled by a vote of the other directors elected by holders of the same class of shares. However, the certificate of incorporation or by-laws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders provide that the board of directors may fill vacancies occurring on the board of directors by reason of the removal of directors without cause, these vacancies may be filled only by vote of the shareholders. A director elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified.
      Neither the certificate of incorporation nor by-laws of AT&T contain any express provision regarding filling vacancies on the board of directors, so the default rule described above applies.
      SBC. Under the DGCL, unless otherwise provided in the certificate of incorporation or the by-laws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. However, in the case of a classified board of directors, as provided by the DGCL, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class or by the sole remaining director so elected. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which those directors have been chosen or until their successors have been duly elected and qualified. In addition, under the DGCL, if, at the time of the filling of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office.
      The by-laws of SBC provide that vacancies on the board of directors created by an increase in the number of directors shall be filled by a majority vote of the directors then remaining in office, and a successor elected to fill the vacancy will serve until the next annual election of the class in which such director served.

Removal of Directors
      AT&T. The NYBCL provides that any or all of the directors may be removed for cause by vote of the shareholders, and, if provided by the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders, directors may be removed by action of the board of directors. If provided by the certificate of incorporation or the by-laws, any or all of the directors may be removed without cause by vote of the shareholders. However:

•	in the case of a corporation having cumulative voting, no director may be removed when the votes cast against such director’s removal would be sufficient to elect the director if voted cumulatively; and

•	if a director is elected by the holders of shares of any class or series, the director may be removed only by the applicable vote of the holders of the shares of that class or series voting as a class. An action to procure a judgment removing a director for cause may be brought by the attorney general or by the holders of 10% of the outstanding shares, whether or not entitled to vote.
      Neither the certificate of incorporation nor the by-laws of AT&T contains an express provision regarding the removal of directors, so the shareholders may not remove a director without cause.
      SBC. The DGCL provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors, except that:

•	members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise; and

•	in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which the director is a part.
      SBC has neither a classified board nor cumulative voting, so SBC stockholders may remove a director, with or without cause, by a majority vote of stockholders entitled to vote on the election of directors.
Limitation of Personal Liability of Directors and Officers
      AT&T. The NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability of a director:

•	whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law;

•	who personally gained a financial profit or other advantage to which he or she was not legally entitled; or

•	whose acts violated certain provisions of New York law.
      The restated certificate of incorporation of AT&T provides that no director shall be personally liable to the corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, that the foregoing provision shall not eliminate or limit:

•	the liability of a director if a judgment or other final adjudication adverse to him or her establishes;

—	that his or her acts or omissions were in bad faith or involved intentional misconduct;

—	a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or

—	that his or her acts violated Section 719 of the NYBCL, which specifies certain actions for which directors of a New York corporation will be held liable; or

•	the liability of a director for any act or omission prior to the adoption of this provision by the shareholders of the corporation.
      SBC. The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for:

•	breach of the duty of loyalty;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, certain stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      The restated certificate of incorporation of SBC provides that no director of such corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law;

•	under Section 174 of the DGCL; or

•	for any transaction from which a director derived an improper benefit.
Indemnification of Directors and Officers
      AT&T. Under the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition, in criminal proceedings had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of a threatened or pending action that is settled or otherwise disposed of, or any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.
      Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors, if a quorum is available, or the board of directors upon the written opinion of independent legal counsel or the shareholders, if the quorum so directs or is unavailable.
      The by-laws of AT&T provide that AT&T is authorized by a resolution of shareholders, a resolution of directors, or an agreement providing for such indemnification, to the fullest extent permitted by applicable law, to provide indemnification and to advance expenses to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with AT&T or at the request of AT&T in any capacity with any other enterprise.
      SBC. The DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director or officer of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•	in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.
      The by-laws of SBC provide for indemnification of officers and directors as permitted by the DGCL.
Derivative Action
      AT&T. The NYBCL provides that:

•	an action may be brought in the right of a domestic or foreign corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates of the corporation or of a beneficial interest in such shares or certificates;

•	in any such action, it shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he or she was such a holder at the time of the transaction of which he or she complains, or that his or her shares or interest therein devolved upon him by operation of law;

•	in any such action, the complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort; and

•	such action shall not be discontinued, compromised or settled, without the approval of the court having jurisdiction of the action.
      Neither the certificate of incorporation nor by-laws of AT&T contain any express provision regarding derivative actions, so the default rule described above applies.
      SBC. The DGCL provides that in any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.
      Neither the certificate of incorporation nor by-laws of SBC contain any express provision regarding derivative actions, so the default rule described above applies.
Anti-Takeover and Ownership Provisions
      AT&T. The NYBCL generally provides that a New York corporation may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder becoming interested. Such a business combination would be permitted where it is approved by the board of directors before the interested shareholder becomes interested, or within thirty days thereafter, if a good faith proposal regarding a business combination is made in writing.
      Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested shareholder is generally a shareholder owning at least 20% of a corporation’s outstanding voting stock.
      In addition, New York corporations may not engage at any time with any interested shareholder in a business combination other than:

•	a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition;

•	a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder at a meeting for that purpose no earlier than five years after the stock acquisition; or

•	a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share that is paid by the interested shareholder and that meets certain other requirements.
      Although the NYBCL permits a corporation to “opt out” of the rules described above by an amendment to its by-laws approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation, excluding the voting stock of interested shareholders and their affiliates and associates, AT&T has not done so.
      SBC. The DGCL contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such takeovers by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this provision of the DGCL, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by this provision of the DGCL and the amendment is duly approved by the stockholders entitled to vote on the amendment.
      The by-laws of SBC contain additional provisions governing certain business combinations involving interested stockholders. See “— Vote on Mergers, Consolidations, Sale or Lease of Assets or Certain Other Transactions” above.
Voluntary Dissolution
      AT&T. The NYBCL provides that:

•	dissolution shall be authorized at a meeting of shareholders by,

—	for corporations the certificate of incorporation of which expressly provides for dissolution to be authorized at a meeting of shareholders or corporations incorporated after February 22, 1998, a majority of the votes of all outstanding shares entitled to vote thereon; or

—	for all other corporations, two-thirds of the votes of all outstanding shares entitled to vote thereon, subject to limited exceptions; and

•	any corporation may adopt an amendment of its certificate of incorporation providing that such dissolution shall be authorized at a meeting of shareholders by a specified proportion of votes of all outstanding shares entitled to vote thereon, provided that such proportion may not be less than a majority.
      The restated certificate of incorporation of AT&T states that the required vote for authorization by shareholders of a dissolution of the corporation shall be a majority of the votes of all outstanding shares of the corporation entitled to vote on the dissolution.
      SBC. The DGCL provides that:

•	if it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice to be mailed to each stockholder entitled to vote on the dissolution of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution;

•	at the meeting a vote shall be taken upon the proposed dissolution, and if a majority of the outstanding stock of the corporation entitled to vote on the proposed dissolution shall vote for the proposed dissolution, a certification of dissolution shall be filed with the Secretary of State; and

•	dissolution of a corporation may also be authorized without action of the directors if all the stockholders entitled to vote on the dissolution shall consent in writing and a certificate of dissolution shall be filed with the Secretary of State.
      Neither the certificate of incorporation nor by-laws of SBC contain any express provision regarding voluntary dissolution, so the default rule described above applies.

EXPERTS
      The consolidated financial statements of SBC incorporated by reference in SBC’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedules appearing therein), and SBC management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Cingular Wireless LLC included in SBC’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The audited financial statements of Omnipoint Facilities Network II, LLC, not separately presented in this document, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report thereon is incorporated by reference herein. Such financial statements, to the extent they have been included in the financial statements of GSM Facilities, LLC, have been so incorporated in reliance on the report of such independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to the Annual Report on Form 10-K/A of AT&T for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LEGAL MATTERS
      The validity of the SBC common stock to be issued pursuant to the merger will be passed upon for SBC by James D. Ellis, Senior Executive Vice President and General Counsel of SBC. As of the date of this document, Mr. Ellis owned less than 0.1% of the shares (including options representing certain rights to purchase shares) of SBC common stock. Sullivan & Cromwell LLP, counsel to SBC, and Wachtell, Lipton, Rosen & Katz, counsel to AT&T, each will deliver an opinion concerning the U.S. Federal income tax consequences of the merger.
SHAREHOLDER PROPOSALS
      In order to be considered for inclusion in AT&T proxy statement for its 2006 Annual Meeting of Shareholders, shareholder proposals must be received no later than 5:00 p.m. Eastern Standard Time on January 27, 2006, and otherwise comply with the requirements of Rule 14a-8 under the Exchange Act. Shareholder proposals should be sent via registered, certified, or express mail to: Vice President — Law and Secretary, AT&T Corp., Room 3A123, One AT&T Way, Bedminster, New Jersey 07921-0752.
      In addition, for business to be properly brought before AT&T’s 2006 Annual Meeting of Shareholders (other than shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act), shareholders must give notice of the proposed business in writing to the Secretary of AT&T at AT&T’s principal executive offices not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of AT&T’s 2005 Annual Meeting of Shareholders; provided, however, that in the event that the date of the 2006 Annual Meeting is more than 60 calendar days before or more than 60 calendar days after such anniversary date, the notice by the shareholder must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting but not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by AT&T. Such shareholder notice must include:

•	the reasons for conducting the proposed business at the meeting and any material interest in the proposed business of such shareholder and beneficial owner, if any, on whose behalf the proposal is made;

•	the name and address of such shareholder giving the notice, as they appear on AT&T’s books, and of the beneficial owner, if any, on whose behalf the proposal is made; and

•	the class and number of shares of AT&T which are owned beneficially and of record by such shareholder and such beneficial owner.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      Certain matters discussed in this document and in the documents incorporated by reference in this document are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of SBC and AT&T and the synergies expected to result from the merger set forth under “The Merger — AT&T’s Reasons for the Merger,” “— Opinions of AT&T’s Financial Advisors” and “— SBC’s Reasons for the Merger.” Readers are cautioned that the following important factors, in addition to those discussed elsewhere in this document, and in the documents incorporated by reference in this document, could affect the future results of SBC and AT&T:

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of AT&T shareholders to approve the merger;

•	the risks that the businesses of SBC and AT&T will not be integrated successfully;

•	the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected;

•	disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers;

•	competition and its effect on pricing, spending, third-party relationships and revenues;

•	the risks that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless;

•	final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations;

•	risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk;

•	the impact of new technologies; and

•	changes in general economic and market conditions.
      We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference in this document in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither SBC nor AT&T has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION
      SBC and AT&T file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.
      The SEC also maintains a web site that contains reports, proxy statements and other information that SBC and AT&T file electronically with the SEC. The address of that site is http://www.sec.gov.
      You may also inspect reports, proxy statements and other information about SBC and AT&T at the offices of the NYSE, 20 Broad Street, New York, New York 10005.
      SBC filed a registration statement on Form S-4 to register with the SEC the shares of SBC common stock to be issued to holders of AT&T common stock in the merger. This document is a part of that registration statement. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may obtain copies of the Form S-4 (and any amendments to it) in the manner described above.
      The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the documents set forth below that SBC and AT&T have previously filed with the SEC. These documents contain important information about SBC and AT&T and their financial condition.
      The following documents listed below that SBC and AT&T have previously filed with the SEC are incorporated by reference:

SBC SEC Filings	Period

Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Report on Form 10-Q	Three months ended March 31, 2005
Current Reports on Form 8-K	Filed January 11, 2005, January 26, 2005, January 31, 2005, February 25, 2005, March 11, 2005, April 25, 2005, May 3, 2005.
Proxy Statement on Schedule 14A for SBC’s 2005 Annual Meeting of Stockholders
The description of SBC common stock set forth in SBC’s registration statement on Form 10, dated November 15, 1983, filed by SBC pursuant to Section 12 of the Exchange Act

AT&T SEC Filings	Period

Annual Report on Form 10-K, as amended by Annual Report on Form 10-K/A	Year ended December 31, 2004
Quarterly Report on Form 10-Q	Three months ended March 31, 2005
Current Reports on Form 8-K	Filed January 21, 2005, January 25, 2005, January 31, 2005, February 2, 2005, April 21, 2005.
      To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

      All documents filed by SBC and AT&T pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date of the annual meeting (other than the portions of those documents not deemed to be filed) shall also be deemed to be incorporated herein by reference.
      You also may obtain copies of any document incorporated by reference in this document, without charge, by requesting it in writing or by telephone from the appropriate company at the following addresses:
SBC Communications Inc.
175 E. Houston
San Antonio, TX 78205
Telephone: (210) 821-4105
AT&T Corp.
One AT&T Way
Bedminster, NJ 07921
Telephone: (908) 532-1680
      Neither SBC nor AT&T has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, the information contained in this document or in any of the materials that are incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A
[EXECUTION VERSION]
AGREEMENT AND PLAN OF MERGER
among
AT&T CORP.,
SBC COMMUNICATIONS INC.
and
TAU MERGER SUB CORPORATION
Dated as of January 30, 2005
The following copy of the merger agreement includes all exhibits and schedules except for the disclosure letter delivered by AT&T to SBC and the disclosure letter delivered by SBC to AT&T concurrently with entering into the merger agreement. SBC and AT&T agree to furnish supplementally to the SEC, upon request, a copy of each disclosure letter.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of January 30, 2005, among AT&T Corp., a New York corporation (the “Company”), SBC Communications Inc., a Delaware corporation (“Parent”), and Tau Merger Sub Corporation, a New York corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes hereinafter being referred to together as the “Constituent Corporations”).
RECITALS
      WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Sub have, by resolutions duly adopted, declared that the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and the other transactions contemplated by this Agreement are advisable, the Board of Directors of Parent has approved this Agreement and the Board of Directors of each of the Company and Merger Sub has adopted this Agreement;
      WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and
      WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
      NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
The Merger; Closing; Effective Time
      1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in Section 906 of the New York Business Corporation Law, as amended (the “NYBCL”).
      1.2.     Closing. The closing of the Merger (the “Closing”) shall take place (i) at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York at 9:00 A.M. on the fifth business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time or on such other date as the Company and Parent may agree in writing (the “Closing Date”).
      1.3.     Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “New York Certificate of Merger”) to be executed, acknowledged and delivered to the Department of State of the State of New York as provided in Section 904 of the NYBCL. The Merger shall become effective on the date on which the New York Certificate of Merger has been filed by the Department of State of the State of New York or at such later time as may be agreed by the parties in writing and specified in the New York Certificate of Merger (the “Effective Time”).

ARTICLE II
Certificate of Incorporation and By-Laws
of the Surviving Corporation
      2.1.     The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to read as set forth on Exhibit A hereto, until thereafter duly amended as provided therein or by applicable Laws (as defined in Section 5.1(i)).
      2.2.     The By-Laws. The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Laws.
ARTICLE III
Directors and Officers
      3.1.     Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.
      3.2.     Officers. The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.
      3.3.     Parent’s Board of Directors. As of the Effective Time, (a) Parent shall increase the size of its Board of Directors to enable it to appoint David W. Dorman plus two other members of the Board of Directors of the Company selected by mutual agreement of Parent and the Company (the “Director Designees”) as members of such Board of Directors and (b) the Parent Board of Directors shall appoint each of the Director Designees to such Board of Directors, to serve in such capacities until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of Parent.
ARTICLE IV
Effect of the Merger on Capital Stock;
Exchange of Certificates
      4.1.     Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. (i) Each share of Common Stock, par value $1.00 per share, of the Company (a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent or any direct or indirect Subsidiary (as defined in Section 5.1(a)) of Parent and (ii) any Shares owned by the Company or any direct or indirect Subsidiary of the Company except, in the case of clauses (i) and (ii), for any such Shares held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) (each such Share not constituting an Excluded Share, an “Outstanding Share” and, collectively, the “Outstanding Shares”) shall be converted into, and become exchangeable for, 0.77942 (the “Exchange Ratio”) common shares (the “Per Share Merger Consideration”), par value $1.00 per share, of Parent (“Parent Common Stock”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any dividend or distribution with respect to shares of Parent Common Stock pursuant to Section 4.2(c).

(ii) Each Substitute Preferred Share (as defined in Section 6.4(b)) issued and outstanding immediately prior to the Effective Time shall be converted into, and become exchangeable for, one Parent Preferred Share (as defined in Section 5.2(b)) having (A) a value substantially equivalent, in the judgment of Parent, to such Substitute Preferred Share as of the Effective Time, (B) such other terms as are necessary to ensure that such Parent Preferred Shares would not constitute “non-qualified preferred stock” under Section 351(g) of the Code and (C) such other terms, if any, as are reasonably necessary so that the terms of such Parent Preferred Shares do not prevent the delivery of the tax opinions set forth in Sections 7.2(f) and 7.3(c) (collectively, the “New Parent Preferred Shares”). At the Effective Time, all of the Substitute Preferred Shares shall cease to be outstanding, shall be cancelled and retired and shall cease to exist, and each certificate formerly representing such shares shall thereafter represent only the right to receive New Parent Preferred Shares in accordance with the foregoing.

(b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

      4.2.     Exchange of Certificates for Shares.
      (a) Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Outstanding Shares, certificates representing the shares of Parent Common Stock to be exchanged for Outstanding Shares in respect of the Per Share Merger Consideration to be paid in the Merger and, after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the Parent Common Stock to be paid or to be issued pursuant to Section 4.2(e) or 4.2(c) in exchange for Outstanding Shares (such certificates for shares of Parent Common Stock, together with the amount of any cash payable pursuant to Section 4.2(e) in lieu of fractional shares and dividends or other distributions payable with respect thereto pursuant to Section 4.2(c), being hereinafter referred to as the “Exchange Fund”).
      (b) Exchange Procedures. Appropriate transmittal materials, to be reasonably agreed upon by Parent and the Company, shall be provided as soon as practicable after the Effective Time by the Exchange Agent to holders of record of Outstanding Shares converted in the Merger, advising such holders of the effectiveness of the Merger and the procedure for surrendering the Certificates to the Exchange Agent. Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor (1) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, (2) a check in the amount (after giving effect to any required tax withholdings) of (A) any cash payable pursuant to Section 4.2(e) in lieu of fractional shares plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 4.2(c), and, in each case, the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person (as defined below) requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.
      For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)) or other entity of any kind or nature.
      (c) Distributions with Respect to Unexchanged Shares; Voting. (i) All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
      (ii) Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.
      (d) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Outstanding Shares.
      (e) No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the average of the per share closing prices of Parent Common Stock as reported on the New York Stock Exchange, Inc. (the “NYSE”) composite transactions reporting system for the 20 trading days ending on the fifth trading day prior to the Closing Date.
      (f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any cash or any shares of Parent Common Stock and payment of any cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 4.1, Section 4.2(c) and Section 4.2(e) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws (as defined in Section 5.1(i)(i)).
      (g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the

Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash or the shares of Parent Common Stock and any cash, unpaid dividends or other distributions in respect thereof that would be payable or deliverable pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.
      (h) Uncertificated Shares. In the case of any shares of Company Common Stock that are not represented by certificates, the Exchange Agent shall issue at the Effective Time Parent Common Stock to the holders of such shares without any action by such holders, and the parties shall make appropriate adjustments to this Section 4.2 to assure the equivalent treatment thereof.
      4.3.     No Dissenters’ Rights. In accordance with Section 910 of the NYBCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.
      4.4.     Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Exchange Ratio shall be equitably adjusted.
      4.5.     Company Stock Based Plans.
      (a) At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Company’s stock-based benefit plans and under individual employment agreements to which the Company is a party (the “Company Stock Plans”), whether vested or unvested, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded up to the nearest whole number) of (x) the number of Shares subject to the Company Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded down to the nearest whole cent) equal to (A) the exercise price per Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall adopt appropriate amendments to the Company Stock Plans, if applicable, and the Board of Directors of the Company shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 4.5(a). Parent shall take all actions as are necessary for the assumption of the Company Stock Plans pursuant to this Section 4.5, including the reservation, issuance (subject to Section 4.5(c)) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 4.5.
      (b) At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans and any other Compensation and Benefits Plans, other than Company Options (the “Company Awards”), shall be deemed to be converted into the right to acquire or receive benefits measured by the value of (as the case may be) the number of shares of Parent Common Stock equal to the product of (x) the number of Shares subject to such Company Award immediately prior to the Effective Time and (y) the Exchange Ratio, and each such right shall otherwise be subject to the terms and conditions applicable to such right under the relevant Company Stock Plan or other Compensation and Benefit Plan. At or prior to the Effective Time, the Company shall adopt appropriate amendments to the Company Stock Plans and such Compensation and Benefits Plans, if applicable, and the Board of Directors of the Company shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 4.5(b).
      (c) If registration of any interests in the Company Stock Plans or other Compensation and Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), Parent shall file with the Securities and Exchange Commission (the “SEC”) prior to the Effective Time a registration statement on Form S-3 or Form S-8, as the case may be (or any successor form), or another appropriate form with respect to such interests or Parent Common Stock, and shall use its reasonable best efforts to have such registration statement declared effective by the SEC as of the Effective Time and to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein and comply with any applicable state securities or “blue sky” laws) for so long as the relevant Company Stock Plans or other Compensation and Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder (and compliance with any such state laws) continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Parent shall deliver to the holders of Company Options and Company Awards appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans and agreements evidencing the grants of such Company Options and Company Awards, and stating that such Company Options and Company Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.5 after giving effect to the Merger and the terms of the Company Stock Plans).
      (d) Without limiting the applicability of the preceding paragraph, the Company and Parent shall take all necessary action to ensure that the Surviving Corporation will not be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Awards after the Effective Time. At or prior to the Effective Time, the Company shall adopt appropriate amendments to all Company Stock Plans conferring any rights to Shares or other capital stock of the Company, if applicable, and the Board of Directors of the Company shall adopt appropriate resolutions, if applicable, to effectuate the provisions of this Section 4.5(d).
      (e) The Board of Directors of the Company (or a committee thereof to the extent applicable) shall take all necessary actions to ensure that the terms of the Company Options and Company Awards then outstanding under each Company Stock Plan are equitably adjusted to take into account the payment of the Special Dividend pursuant to Section 6.18 of this Agreement, and that any applicable performance goals with respect to Company Options, Company Awards and other Company compensation are, if impacted by the Special Dividend, equitably adjusted.
ARTICLE V
Representations and Warranties
      5.1.     Representations and Warranties of the Company. Except as set forth in the disclosure letter (subject to Section 9.12(c) of this Agreement) delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the Company Reports (as defined in Section 5.1(e)) filed on or after January 1, 2004 and prior to the date hereof (excluding any disclosures included in any such Company Report that are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s certificate of incorporation and by-laws, each as amended to date, and each as so delivered is in full force and effect. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries or by such Person and any one or more of its respective Subsidiaries, provided, however, that Cingular LLC shall be considered a Subsidiary of Parent solely for purposes of Sections 5.2(a), 5.2(e), 5.2(f)(iv) (subject to the limitation set forth in Section 5.2(f)(iv)), 5.2(g), 5.2(h), 5.2(i) and 6.1(iii) (subject to the limitation set forth in Section 6.1(iii)), and (ii) “Material Adverse Effect” means (x) a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, excluding any such effect resulting from (I) changes in political or regulatory conditions generally, (II) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the telecommunications industry in which the Company or any of its Subsidiaries operates or (III) the announcement or consummation of this Agreement, or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. Any determination of “Material Adverse Effect” with respect to the Company shall exclude the matters set forth in Section 5.1(a) of the Company Disclosure Letter.

(b) Capital Structure. The authorized capital stock of the Company consists of (x) 2,500,000,000 Shares, of which 799,007,457 Shares were outstanding as of the close of business on January 27, 2005, and (y) 100,000,000 preferred shares, par value $1.00 per share (the “Company Preferred Shares”), of which 2,000,000 shares were designated Subsidiary Exchangeable Preferred Stock, Series 2 (the “Subsidiary Preferred Shares”). 768,391.4 Subsidiary Preferred Shares were outstanding as of the close of business on January 28, 2005. Each of the outstanding Subsidiary Preferred Shares is held by a wholly-owned Subsidiary of the Company, and the Subsidiaries of the Company hold no other shares of capital stock of the Company, or securities or obligations convertible or exchangeable into or exercisable for such capital stock. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable. The Company has no Shares or Company Preferred Shares reserved for issuance, except that, as of January 27, 2005, there were an aggregate of 30,733,276 Shares reserved for issuance pursuant to the Company Stock Plans. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list as of December 31, 2004 of (i) the number of outstanding Company Options under each of the Company Stock Plans, the exercise prices of all Company Options and the number of Shares issuable at each such exercise price and (ii) the number of outstanding Company Awards under each of the Company Stock Plans, the date of grant and number of Shares subject thereto. From December 31, 2004 to the date hereof the Company has not issued any shares of Common Stock except pursuant to the exercise of Company Options and the settlement of Company Awards outstanding on December 31, 2004 in accordance with their terms, and except for issuances under the Company’s dividend reinvestment plan. From December 31, 2004 through the date hereof, neither the Company nor any of its Subsidiaries has granted or issued any Company Options or Company Awards. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, to the extent owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, is owned free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Section 5.1(b) of the Company Disclosure Letter contains a true and complete list of each Person in which the Company owns, directly or indirectly, any voting interest that may require a filing by Parent or any “Affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for the purpose (the “Company Requisite Vote”). This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company has (A) declared that the Merger and the other transactions contemplated hereby are advisable and has adopted this Agreement; (B) received the opinions of its financial advisors, Credit Suisse First Boston Inc. and Morgan Stanley & Co. Incorporated to the effect that the Per Share Merger Consideration, together with the Special Dividend, is fair from a financial point of view to the holders of Shares (other than Excluded Shares); (C) resolved to recommend adoption of this Agreement to the holders of Shares (such recommendations being the “Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Shares for their adoption.

(d) Governmental Filings; No Violations; Certain Contracts. (i) Other than the notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3; (B) required under the HSR Act, European Union Council Regulation (EC) No. 139/2000 of January 20, 2004 (the “EC Merger Regulation”) (if applicable), the Securities Act and the Exchange Act; (C) with or to the Federal Communications Commission (the “FCC”); (D) with or to those State public service or public utility commissions or similar State regulatory bodies (“State Commissions”) set forth in Section 5.1(d)(i)(D) of the Company Disclosure Letter; (E) with or to those foreign Governmental Entities regulating competition and telecommunications businesses or the use of radio spectrum or regulating or limiting investment set forth in Section 5.1(d)(i)(E) of the Company Disclosure Letter; and (F) with or to those State agencies or departments or local governments that have issued competitive access provider or other telecommunications franchises or any other similar authorizations, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture or other legally binding obligation (a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by the Company of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), any Law or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any Material Contract (as defined in Section 5.1(j)(i)(I)) binding upon the Company or any of its Subsidiaries (including, without limitation, any change in pricing, put or call rights, rights of first offer, rights of first refusal, tag-along or drag-along rights or any similar rights or obligations which may be exercised in connection with the Merger and the other transactions contemplated hereby), except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of Material Contracts of the Company or any of its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement.

(iii) As of the date of this Agreement, neither the Company nor any of its Subsidiaries holds claims, as creditor or claimant, of greater than $10,000,000 with respect to any one debtor or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code.

(e) Company Reports; Financial Statements. (i) The Company has made available to Parent each registration statement, report, proxy statement or information statement prepared by it since December 31, 2003 (the “Audit Date”) and filed with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, June 30 and September 30, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since the Audit Date (the forms, statements, reports and documents filed or furnished with the SEC since the Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing, complied or will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “SOX Act”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, the consolidated financial position of the Company and any other entity included therein and their respective Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareowners’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, the net income, total shareowners’ equity and net increase (decrease) in cash and cash equivalents, as the case may be, of the Company and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(iii) The management of the Company has (x) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (y) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since the Audit Date, any material change in internal control over financial reporting required to be disclosed in any Company Report has been so disclosed.

(iv) Since the Audit Date, (x) neither the Company nor any of its Subsidiaries nor, to the knowledge of the officers of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Audit Date, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after the Audit Date, by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or, to the knowledge of the officers of the Company, to any director or officer of the Company.

(f) Absence of Certain Changes. Since the Audit Date the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the Audit Date, there has not been any Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Since the Audit Date and prior to the date hereof, there has not been:

(i) any recapitalization of the Company or any of its Subsidiaries or any merger or consolidation of the Company or any of its Subsidiaries with any other Person (other than any such transaction involving only wholly-owned Subsidiaries);

(ii) any acquisition of any (A) business from any other Person having a value in excess of $50,000,000 or (B) assets from any other Person having a value in excess of $50,000,000 other than in the ordinary course of business consistent with past practice;

(iii) any creation or incurrence of any material Liens on any assets used in the businesses of the Company and its Subsidiaries having an aggregate value in excess of $50,000,000;

(iv) any making of any material loan, advance or capital contribution to, or investment in, any Person other than (A) loans, advances or capital contributions to, or investments in, wholly-owned Subsidiaries of the Company and (B) loans, advances or capital contributions to, or investments in, any other Person in an amount not in excess of $50,000,000 in the aggregate;

(v) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock, property or any combination thereof) with respect to any shares of capital stock of the

Company or any of its Subsidiaries (except for the Company’s regular quarterly cash dividend and dividends or distributions by any direct or indirect wholly-owned Subsidiary to the Company or any wholly-owned Subsidiary of the Company, and except for dividends or distributions by other Subsidiaries of the Company for which the portion of such dividends or distributions not payable to a direct or indirect wholly-owned Subsidiary of the Company did not exceed $10,000,000 in value in the aggregate for all such dividends and distributions, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries, directly or indirectly, of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(vi) any incurrence of indebtedness for borrowed money or issuance of any guarantee of indebtedness of another Person by the Company or any of its Subsidiaries, or issuance or sale of any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, in each case, other than refinancing on ordinary commercial terms and other than involving an aggregate principal amount or guaranteed amount not in excess of $50,000,000;

(vii) any issuance of Shares or other equity securities of the Company except pursuant to the Company Stock Plans and except pursuant to the Company’s dividend reinvestment program;

(viii) any material change with respect to accounting policies or procedures by the Company or any of its Subsidiaries, except for any such change required by changes in GAAP or by applicable Law;

(ix) (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not among the officers of the Company for purposes of Section 16 of the Exchange Act (“Section 16 Officers”) or (B) except for the AT&T Corp. 2004 Long Term Incentive Program, any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or group of employees, except to the extent required by applicable Laws;

(x) any sale, lease, license or other disposition of any assets of the Company or its Subsidiaries, except for (A) obsolete assets and (B) sales, leases, licenses or other dispositions of assets in the ordinary course of business or for a purchase price not in excess of, or with a fair market value not in excess of, $50,000,000 in any single transaction or series of related transactions; or

(xi) any agreement to do any of the foregoing.

(g) Litigation and Liabilities. (i) There are no (A) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the knowledge of the officers of the Company, threatened against the Company or any of its Subsidiaries or Affiliates or (B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating thereto, pending or, to the knowledge of the officers of the Company, threatened against the Company or any of its Subsidiaries or Affiliates before any Governmental Entity, including, without limitation, the FCC, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. None of the Company or any of its Subsidiaries or Affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii) There are no liabilities or obligations of the Company or any Subsidiary of the Company, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, the Company or any of its Subsidiaries, other than:

(A) liabilities or obligations to the extent (I) reflected on the consolidated balance sheet of the Company or (II) readily apparent in the notes thereto, in each case included in the Company’s quarterly report on Form 10-Q for the period ended September 30, 2004;

(B) liabilities or obligations incurred in the ordinary course of business since September 30, 2004;

(C) performance obligations under contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or

(D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
      (h) Employee Benefits.

(i) All benefit and compensation plans, programs, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including, but not limited to, the Company Stock Plans, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation rights, performance share, performance unit, incentive compensation, performance-based compensation, stock-based compensation, bonus, employment, retention, termination, severance, other compensation, medical, health, fringe benefit or other plans, programs, contracts, policies or arrangements (the “Compensation and Benefit Plans”) other than those that did not require the payment of in excess of $500,000 per annum for the year ending December 31, 2004 individually or the payment of in excess of $2,500,000 per annum for the year ending December 31, 2004 in the aggregate (unless more than 500 employees are eligible to participate in the plan, program, contract, policy or arrangement or the plan, program, contract, policy or arrangement contains a change-in-control or similar provision) are listed in Section 5.1(h)(i) of the Company Disclosure Letter, except for Compensation and Benefit Plans exclusively covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, in each case located in jurisdictions other than the United States of America (a list of which shall be provided to Parent within 30 days following the date of this Agreement) and each Compensation and Benefit Plan that has received a favorable opinion letter from the Internal Revenue National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Compensation and Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter, including any trust agreement or other trust instrument, insurance contract forming a part of such Compensation and Benefit Plans, and, with respect to any employee stock ownership plan, any associated loan or credit agreement, and all amendments thereto, have been made available to Parent prior to the date hereof.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, all Compensation and Benefit Plans are in compliance with all applicable Laws, including the Code and, to the extent applicable, ERISA. Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001, or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect,

(A) there is no pending or, to the knowledge of the Company, threatened litigation relating to the Compensation and Benefit Plans,

(B) any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Compensation and Benefit Plan has received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code, has timely filed notice under Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code, (C) neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA, and (D) neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). The Company and its Subsidiaries have not contributed, or been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time within the past six years, and no notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(iv) All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been timely made and all obligations in respect of each Compensation and Benefit Plan have been properly accrued and reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports to the extent required by GAAP. As of the date of this Agreement, neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither the Company nor its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material adverse change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(vi) Except as set forth in Section 5.1(h)(vi) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Compensation and Benefit Plan other than as required by applicable law or the continuation of health or life benefits after a severance event pursuant to any severance plan, program, arrangement or agreement.

(vii) The consummation of the Merger and the other transactions contemplated by this Agreement will not (w) entitle any employees of the Company or its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans; (y) limit or restrict the right of the Company or, after consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Compensation and Benefit Plans; or (z) result in any breach or violation of, or default under, any of the Compensation and Benefit Plans.

(viii) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) all Compensation and Benefit Plans covering current or former non-U.S. employees of the Company and its Subsidiaries comply with applicable local Laws and (B) the Company and its Subsidiaries have no unfunded liabilities with respect to any Pension Plan that covers such non-U.S. employees and that are not set forth in the Financial Statements.

(i) Compliance with Laws; Licenses. (i) The businesses of each of the Company and its Subsidiaries have not been conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the officers of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiaries has obtained and is in substantial compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except for any failures to have or to be in compliance with such Licenses which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii) Each of the Company and its Subsidiaries is in compliance in all material respects with each FCC License and State License (each as defined in Section 6.1(ii) and, collectively, the “Communications Licenses”). Each of the Company and its Subsidiaries is in compliance with (A) its obligations under each of the Company Licenses (as defined in Section 6.1(ii)) and (B) the rules and regulations of the Governmental Entity issuing such Company Licenses, except for any failures to be in compliance which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is not pending or, to the knowledge of the officers of the Company, threatened before the FCC, the Federal Aviation Administration (“FAA”) or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any of its Subsidiaries relating to any of the Company Licenses, except, in the case of Company Licenses other than Communications Licenses, for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The actions of the applicable Governmental Entities granting all Company Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the knowledge of the officers of the Company, threatened, any material application, petition, objection or other pleading with the FCC, the FAA or any other Governmental Entity which challenges or questions the validity of or any rights of the holder under any Company License, except, in the case of Company Licenses other than Communications Licenses, for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii) All of the microwave paths of the Company and its Subsidiaries in respect of which a filing with the FCC or the FAA was required have been constructed and are currently operated in all respects as represented to the FCC or the FAA in currently effective filings, and modifications to such microwave paths have been preceded by the submission to the FCC or the FAA of all required filings, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to result in a non-de minimis adverse effect on the operation of transmission towers by the Company and its Subsidiaries, taken as a whole, (A) all transmission towers located on property owned or leased by the Company and its Subsidiaries are obstruction-marked and lighted to the extent required by, and in accordance with, the rules and regulations of the FAA (the “FAA Rules”), and (B) appropriate notification to the FAA has been made for each transmission tower located on property owned or leased by the Company and its Subsidiaries.

(j) Material Contracts. (i) Except as set forth in Schedule 5.1(j)(i) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A) any lease of real or personal property providing for annual rentals of $15,000,000 or more;

(B) any agreement or agreements involving more than $5,000,000 individually or $10,000,000 in the aggregate to acquire (I) a License, or an interest in an entity holding a License, that upon acquisition by the Company would become a Communications License or (II) any interest in an entity that holds a License that upon acquisition of such entity by the Company would become a Foreign License;

(C) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns any interest valued at more than $10,000,000 without regard to percentage voting or economic interest (unless pursuant to such agreement or arrangement the Company and its Subsidiaries do not have a future funding obligation reasonably likely to require funding of more than $15,000,000 in the aggregate);

(D) any Contract (other than among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000;

(E) any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(F) any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business or (II) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates;

(G) any Contract (other than (I) a Contract with respect to compensation or similar arrangements not involving a director of the Company or one of the Section 16 Officers and (II) any Contract entered into in the ordinary course of business) between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning, as of the date hereof, five percent or more of the outstanding Shares;

(H) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $25,000,000; and

(I) any other Contract or group of Contracts with a single counterparty that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (the Contracts described in clauses (A) – (I), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(ii) A true and complete copy of each Material Contract has previously been delivered or made available to Parent (subject to applicable confidentiality restrictions) and each such Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the knowledge of the officers of the Company, any other party thereto is in material default or breach under the terms of any such Material Contract.

(k) Real Property. (i) Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), (A) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.

(ii) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), (A) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (B) no third party has repudiated or has the right to terminate or repudiate such lease or sublease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii) For purposes of this Section 5.1(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset except for (A) specified encumbrances described in Section 5.1(k)(iii) of the Company Disclosure Letter; (B) encumbrances for current Taxes or other governmental charges not yet due and payable; (C) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company, or the validity or amount of which is being contested in good faith by appropriate proceedings; and (D) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l) Right-of-Way Agreements. (i) Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) each right-of-way agreement, license agreement or other agreement permitting or requiring the Company or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land or underground (each, a “Right-of-Way Agreement”) is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under any Right-of-Way Agreement, (B) no event has occurred which, with notice or lapse of time, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder and (C) no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement.

(ii) To the knowledge of the officers of the Company, the Company is not in violation of any Laws which, individually or in combination with any others, would materially and adversely affect the ability of the Company or any of its Subsidiaries to use any of the rights associated with the Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(m) Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. The Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” with the Company or any of its Affiliates as an “interested shareholder” (in each case as such term is used in Section 912 of the NYBCL) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(n) Environmental Matters. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws (as defined below); (ii) no property currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance (as defined below) in a manner that is or could be required to be Remediated or Removed (as such terms are defined below), that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (iii) the Company and its Subsidiaries have no information that any property formerly owned, leased or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during or prior to such period of ownership, leasehold, or operation; (iv) neither the Company nor any of its Subsidiaries nor any prior owner or operator has incurred in the past or is now subject to any Environmental Liabilities (as defined below); (v) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance or any environmental, health or safety matter; and (vii) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any Environmental Liability.

As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, Release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Environmental Liability” means (i) any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (A) related to environment, health or safety issues (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water, and occupational safety and health); and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity. The term “Environmental Liabilities” includes, without limitation: (A) fines, penalties, judgments, awards, settlements, losses, damages (including consequential damages), costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental, health or safety matters; (B) defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental, health or safety matters; and (C) financial responsibility for (x) cleanup costs and injunctive relief, including any Removal, Remedial or Response actions, and natural resource damages, and (y) other Environmental Laws compliance or remedial measures.

As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

As used herein, the term “Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other persons under “removal,” “remedial,” or other “response” actions.

(o) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: the Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all Taxes (as defined below) that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith or for which adequate reserves have been established. As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to result in an increase in Taxes that is material to the Company, there are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing, in respect of Taxes or Tax matters. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2003, 2002, 2001 and 2000. None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law).

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(p) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor (except for proceedings involving individual employees arising in the ordinary course of business) is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization. There is not pending or, to the knowledge of the officers of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving more than 100 employees of the Company or any of its Subsidiaries. To the knowledge of the officers of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving more than 100 employees of the Company or any of its Subsidiaries.

(q) Intellectual Property and IT Assets. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(i) All patents, patent applications, trademark and copyright registrations and applications for registration, and Internet domain name registrations claimed to be owned by the Company are owned exclusively by the Company and are valid, subsisting and, to the knowledge of the officers of the Company, enforceable.

(ii) The Company and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted, all of which rights shall survive unchanged the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereunder.

(iii) The conduct of the business as currently conducted by the Company and its Subsidiaries and for the three (3) year period immediately preceding the date of this Agreement does not and did not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person. There is no claim, action or proceeding asserted, or to the knowledge of the officers of the Company threatened, against the Company or its Subsidiaries or any indemnities thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property claimed to be owned or held by the Company or its Subsidiaries or used or alleged to be used in the business of the Company or its Subsidiaries.

(iv) To the knowledge of the officers of the Company, no third Person has for the three (3) year period immediately preceding the date of this Agreement infringed, misappropriated or otherwise violated the Intellectual Property rights of the Company or its Subsidiaries. There are no claims, actions or proceedings asserted or threatened by the Company, or decided by the Company to be asserted or threatened, that (A) a third Person infringes, misappropriates or otherwise violates, or for the three (3) year period immediately preceding the date of this Agreement infringed, misappropriated or otherwise violated, the Intellectual Property rights of the Company or its Subsidiaries; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms the Intellectual Property rights of the Company or its Subsidiaries.

(v) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets that are owned, used or held by the Company and its Subsidiaries and, to the knowledge of the officers of the Company, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(vi) The IT Assets of the Company and its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries for the operation of their respective businesses, and have not malfunctioned or failed within the three (3) year period immediately preceding the date of this Agreement. To the knowledge of the officers of the Company, no Person has gained unauthorized access to such IT Assets. The Company and its Subsidiaries have implemented and maintained for the three (3) year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices.

As used herein,

(1) “Computer Software” means all computer software and databases (including, without limitation, source code, object code, and all related documentation).

(2) “Intellectual Property” means, collectively, all United States and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, “Patents”); (iii) trade secrets and confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation Computer Software and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.

(3) “IT Assets” means computers, Computer Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation.

(r) GSA Action. The Company is not subject to any debarment or suspension and has not received any notice that would reasonably be expected to result in a debarment or suspension (any of the foregoing, a “GSA Action”) from the United States General Services Administration with respect to the provision of services by the Company or any of its Subsidiaries to any United States Federal Governmental Entity.

(s) Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to impair materially the Company’s and its Subsidiaries’ ability to engage in material export operations:

(i) The Company and its Affiliates have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under the Laws of the United States, as well as applicable Laws of each jurisdiction in which the Company or its Affiliates are doing business, including, without limitation, the International Traffic in Arms Regulations, the Export Administration Regulations, antiboycott provisions, regulations administered by the Office of Foreign Assets Control, and provisions under the Foreign Corrupt Practices Act.

(ii) The Company and its Affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures to ensure compliance with applicable government export control and trade sanctions statutes, regulations, and other obligations, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(iii) In connection with its export control and trade sanctions matters, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, or any voluntary disclosures under the export control and trade sanctions Laws, any enforcement actions or threats of enforcement actions, or, to the knowledge of the officers of the Company, any facts that could result in any adverse or negative performance evaluation that, in each case, could affect the evaluation of the Company’s or its Affiliates’ (or their successors’) obtaining approval for future export activity.

(iv) Neither the U.S. Government nor any other Person has notified the Company or any of its Affiliates in writing of any actual or alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, licensing obligation or other authorization or provision relating to export controls or trade sanctions.

(v) None of the Company or its Affiliates has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ export activity that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity, and, to the knowledge of the officers of the Company, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.

(vi) The Company and its Affiliates have not been and are not now under any administrative, civil or criminal investigation or indictment involving alleged false statements, false claims or other improprieties relating to the Company’s or any of its Affiliates’ export activity, nor, to the knowledge of the officers of the Company, is there any basis for any such investigation or indictment.

(vii) The Company and its Affiliates have not been and are not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Company’s or any of its Affiliates’ export activity, nor, to the knowledge of the officers of the Company, is there any basis for any such proceeding.

(t) Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a material adverse impact on the ability of the Company and its Subsidiaries to conduct their operations in the ordinary course of business:

(i) The Company and its Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act.

(ii) In connection with its compliance with the Foreign Corrupt Practices Act, there are no adverse or negative past performance evaluations or ratings by the U.S. Government, or any voluntary disclosures under the Foreign Corrupt Practices Act, any enforcement actions or threats of enforcement actions, or any facts that, in each case, could result in any adverse or negative performance evaluation related to the Foreign Corrupt Practices Act.

(iii) Neither the U.S. Government nor any other Person has notified the Company or any of its Affiliates in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act.

(iv) None of the Company or its Affiliates has undergone and is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Affiliates’ compliance with the Foreign Corrupt Practice Act, and, to the knowledge of the officers of the Company, there is no basis for any such audit, review, inspection, investigation, survey or examination of records.

(v) The Company and its Affiliates have not been and are not now under any administrative, civil or criminal investigation, charge or indictment involving alleged false statements, false claims or other improprieties relating to the Company’s or any of its Affiliates’ compliance with the Foreign Corrupt Practices Act, nor, to the knowledge of the officers of the Company, is there any basis for any such investigation or indictment.

(vi) None of the Company or its Affiliates has been and is not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Company’s or any of its Affiliates’ compliance with the Foreign Corrupt Practices Act, nor, to the knowledge of the officers of the Company, is there any basis for any such proceeding.

(u) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Credit Suisse First Boston Inc. and Morgan Stanley & Co. Incorporated as its financial advisors, and copies of the engagement letters with such financial advisors have been provided to Parent prior to the date hereof.
      5.2.     Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure letter (subject to Section 9.12(c) of this Agreement) delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is readily apparent therefrom, as set forth in the Parent Reports (as defined in Section 5.2(f)) filed on or after January 1, 2004 and prior to the date hereof (excluding any disclosures included in any such Parent Report that are predictive or forward-looking in nature), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected (x) to result in a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Parent and its Subsidiaries (with respect to Cingular LLC and its Subsidiaries, including only Parent’s interest therein) taken as a whole, excluding any such effect resulting from (I) changes in political or regulatory conditions generally, (II) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the telecommunications industry in which Parent or any of its Subsidiaries operates or (III) the announcement or consummation of this Agreement, or (y) to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company a complete and correct copy of the certificate of incorporation and by-laws of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b) Capital Structure of Parent. The authorized capital stock of Parent consists of 7,000,000,000 shares of Parent Common Stock, of which 3,302,815,078 shares were outstanding as of the close of business on January 28, 2005, and 10,000,000 preferred shares, par value $1.00 per share (the “Parent Preferred Shares”), of which no shares were authorized for issuance or outstanding as of the close of business on January 28, 2005. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Parent has no shares of Parent Common Stock or Parent Preferred Shares reserved for issuance. As of January 28, 2005, Parent has no more than 330,000,000 shares of Parent Common Stock authorized for issuance pursuant to employee or director benefit plans (the “Parent Stock Plans”). Except as set forth above, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. All shares of Parent Common Stock to be issued in the Merger will be, when issued in accordance with the terms of this Agreement, duly authorized and validly issued, fully paid and nonassessable and free and clear of all Liens.

(c) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(d) Corporate Authority; Approval and Fairness. (i) No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) (A) The Board of Directors of each of Parent and Merger Sub has declared that the Merger and the other transactions contemplated hereby are advisable, the Board of Directors of Parent has approved this Agreement and the Board of Directors of Merger Sub has adopted this Agreement; and (B) Parent has received the opinion of its financial advisors, Lehman Brothers Inc. and Evercore Partners Inc., to the effect that the Per Share Merger Consideration, together with the Special Dividend, is fair from a financial point of view to Parent.

(e) Governmental Filings; No Violations; Etc. (i) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (A) pursuant to Section 1.3; (B) under the HSR Act, EC Merger Regulation (if applicable), the Securities Act and the Exchange Act; (C) with or to the FCC; (D) with or to the State Commissions set forth in Section 5.2(e)(i)(D) of the Parent Disclosure Letter; and (E) with or to those foreign Governmental Entities regulating competition and telecommunications businesses set forth in Section 5.2(e)(i)(E) of the Parent Disclosure Letter, no notices, reports or other filings are required to be made by Parent with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any material Contract binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(e)(i), any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such material Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f) Parent Reports; Financial Statements. (i) Parent has made available to the Company each registration statement, report, proxy statement or information statement prepared by it since December 31, 2003 (the “Parent Audit Date”) and filed with the SEC, including Parent’s Annual Report on Form 10-K for the year ended December 31, 2003 and Parent’s Quarterly Reports on Form 10-Q for the quarterly periods ending March 31, June 30 and September 30, 2004, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC. Parent has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to applicable securities statutes, regulations, policies and rules since the Parent Audit Date (the forms, statements, reports and documents filed or furnished with the SEC since the Parent Audit Date and those filed or furnished with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing, complied or will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and complied in all material respects with the then applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Parent Reports included or will include all certificates required to be included therein pursuant to Sections 302 and 906 of the SOX Act, and the internal control report and attestation of Parent’s outside auditors required by Section 404 of the SOX Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date hereof, will fairly present the consolidated financial position of Parent and any other entity included therein and their respective Subsidiaries as of its date and each of the consolidated statements of income, shareowners’ equity and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or in the case of Parent Reports filed after the date hereof, will fairly present, the net income, total shareowners’ equity and net increase in cash and cash equivalents, as the case may be, of Parent and any other entity included therein and their respective Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(iii) The management of Parent has (x) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (y) has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Board of Directors of Parent (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since the Audit Date, any material change in internal control over financial reporting required to be disclosed in any Parent Report has been so disclosed.

(iv) Since the Audit Date, (x) neither Parent nor any of its Subsidiaries nor, to the knowledge of the officers of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Audit Date, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after the Audit Date, by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or, to the knowledge of the officers of Parent, to any director or officer of Parent; provided, however, that with respect to Cingular LLC and its Subsidiaries all of the representations and warranties in this Section 5.2(f)(iv) shall be only to the knowledge of the officers of Parent.

(g) Litigation and Liabilities. (i) As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. There are no (A) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or its Subsidiaries or Affiliates or

(B) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating to, pending or, to the knowledge of the officers of Parent, threatened against Parent or any of its Subsidiaries before any Governmental Entity, including without limitation the FCC, except in the case of either clause (A) or (B), for those that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries or Affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(ii) There are no liabilities or obligations of Parent or any Subsidiary of Parent, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, Parent or any of its Subsidiaries, other than:

(A) liabilities or obligations to the extent (I) reflected on the consolidated balance sheet of Parent or (II) readily apparent in the notes thereto, in each case included in Parent’s quarterly report on Form 10-Q for the period ended September 30, 2004;

(B) liabilities or obligations incurred in the ordinary course of business since September 30, 2004;

(C) performance obligations under contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Law, in each case to the extent arising after the date hereof; or

(D) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(h) Compliance with Laws. The businesses of each of Parent and its Subsidiaries have not been conducted in violation of any Laws, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of the officers of Parent, threatened, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has obtained and is in substantial compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(i) Absence of Changes. Since the Audit Date, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses. Since the Audit Date, there has not been any Parent Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
ARTICLE VI
Covenants
      6.1.     Interim Operations. (i) The Company shall not knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably and foreseeably likely to prevent the consummation of the Merger by the Termination Date, except as expressly and specifically permitted by Section 6.2. The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement or as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of the Company and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1(i) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments or amend any term of the Shares;

(b) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly-owned Subsidiaries of the Company that are not obligors or guarantors of third-party indebtedness, or adopt a plan of liquidation;

(c) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in excess of $100,000,000 in the aggregate, other than acquisitions pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and as otherwise set forth in Section 6.1(i)(c) of the Company Disclosure Letter, and other than capital expenditures within the Company’s capital expenditure budget as set forth in Section 6.1(i)(l) of the Company Disclosure Letter;

(d) (i) enter into any material line of business in any geographic area other than the current lines of business of the Company or any of its Subsidiaries, and in the geographic areas where they are currently conducted, as of the date hereof or (ii) engage in the conduct of any business in any state which would require the receipt or transfer of a Communications License or foreign country that would require the receipt or transfer of a Company License, in each case other than as expressly permitted by Section 6.1(i)(d) of the Company Disclosure Letter and other than as would not prevent or delay consummation of the Merger;

(e) file for any Company License outside of the ordinary course of business, other than in connection with any acquisition permitted under clause (c) hereof and other than as would not prevent or delay consummation of the Merger;

(f) other than as set forth in Section 6.1(i)(f) of the Company Disclosure Letter and other than the issuance of shares pursuant to Company Stock Plans or pursuant to the Company’s dividend reinvestment program, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(g) other than in connection with existing receivables facilities and securitizations and renewals thereof in the ordinary course of business, or in connection with the refinancing of the Company’s indebtedness under its existing credit facility, create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries having a value in excess of $50,000,000;

(h) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $25,000,000 in the aggregate;

(i) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any shares of Company Common Stock other than pursuant to Section 6.18 of this Agreement or the Company’s regular quarterly dividend of $.2375 per share in cash per quarter at record and payment dates consistent with past practices, provided that the Company shall designate the record dates for the Company’s quarterly dividends to coincide with the record dates for Parent’s quarterly dividends set forth on Section 6.1(i) of the Parent Disclosure Letter, beginning with the record date on July 10, 2005, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);

(j) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(k) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business not to exceed $100,000,000 in the aggregate, (ii) indebtedness for borrowed money in replacement of existing indebtedness for borrowed money on customary commercial terms, (iii) guarantees by the Company of indebtedness of wholly-owned Subsidiaries of the Company or guarantees by Subsidiaries of indebtedness of the Company, or (iv) interest rate swaps on customary commercial terms consistent with past practice and not to exceed $100,000,000 of notional debt in the aggregate in addition to notional debt currently under swap or similar arrangements;

(l) except as set forth in Section 6.1(i)(l) of the Company Disclosure Letter, make or authorize any capital expenditure;

(m) other than in the ordinary course of business, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement (other than as permitted by Section 6.1(i)(d), (e) or (k));

(n) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or by applicable Law or except as the Company, based upon the advice of its independent auditors after consultation with Parent, determines in good faith is advisable to conform to best accounting practices;

(o) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity for an amount to be paid by the Company or any of its Subsidiaries in excess of $50,000,000 or which would be reasonably likely to have any adverse impact on the operations of the Company or any of its Subsidiaries; provided that with respect to any Federal income tax audit of the Company and its consolidated Subsidiaries, such audit may be settled without regard to the foregoing $50,000,000 limitation; and provided, further, that with respect to such Federal audit, the Company shall consult with Parent at least 30 business days prior to the issuance of a Revenue Agent Report or an agreement with respect to a final settlement in appeals, although the final determination of such matters shall be in the sole discretion of the Company; and provided, further, that any amount of Taxes for which the Company reasonably believes that another Person will indemnify the Company pursuant to such Person’s obligations under the tax sharing agreements listed in Section 6.1(i)(q) of the Company Disclosure Letter shall not be considered as an amount paid in settlement of a litigation or other proceeding for purposes of this Section 6.1(i)(o);

(p) other than in the ordinary course of business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Material Contract (other than as permitted by Section 6.1(i)(d), (e) or (k)), or (ii) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $25,000,000;

(q) except as required by Law or by any currently effective tax sharing agreement listed in Section 6.1(i)(q) of the Company Disclosure Letter, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods. Anything in this Section 6.1(q) to the contrary notwithstand-

ing, with respect to methods of accounting and elections referred to on Section 6.1(q) of the Company Disclosure Letter, the Company shall consult with Parent, although the final determination of the positions taken or the elections made shall be in the sole discretion of the Company.

(r) sell, lease, license or otherwise dispose of any assets of the Company or its Subsidiaries except (i) in the ordinary course of business or obsolete assets or (ii) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $50,000,000 in respect of any one asset and not in excess of $100,000,000 in the aggregate other than (x) as set forth in Section 6.1(i)(r) of the Company Disclosure Letter and (y) any dispositions of assets to the extent used as consideration for acquisitions that are permitted pursuant to Section 6.1(i)(c);

(s) except as required pursuant to existing written, binding agreements in effect prior to the date of this Agreement or as otherwise required by applicable Law, (i) enter into any commitment to provide any severance or termination benefits to (or amend any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, other than for severance or termination benefits to employees (other than Section 16 Officers) in the ordinary course of business consistent with past practice and pursuant to the terms of plans, programs or arrangements in effect prior to the date of this Agreement and disclosed on Section 5.1(h) of the Company Disclosure Letter, (ii) increase the benefits payable under any existing severance or termination benefit policy or employment agreement (other than as required to be increased pursuant to the existing terms of any such policy or agreement or as a result of ordinary pay raises or promotions), (iii) enter into any employment severance, change in control, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries other than pursuant to the terms of any Compensation or Benefit Plan in effect on the date hereof, (iv) establish, adopt, amend or terminate any Compensation and Benefit Plan, except for technical amendments in the ordinary course of business consistent with past practice, provided that such amendments do not materially increase the cost of such arrangements to the Company, (v) increase the compensation, bonus or other benefits of, make any new awards under any Compensation and Benefit Plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice for employees who are not among the Company’s Section 16 Officers, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Compensation and Benefit Plan, except as required pursuant to the terms thereof, (vii) take any action to accelerate the vesting or payment of any compensation or benefits under any Compensation and Benefit Plans, to the extent not already required in any such Compensation and Benefit Plan, (viii) other than in the ordinary course of business consistent with past practice, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Compensation and Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (ix) amend the terms of any outstanding equity-based award, (x) provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted stock units) upon a change in control occurring on or prior to the Effective Time for any grants made after the date of this Agreement, (xi) exercise any discretion to cash out awards pursuant to the Company’s 1997 Long Term Incentive Program or (xii) enter into any new collective bargaining agreements (or amendments to existing collective bargaining agreements); provided, however, that the prohibitions contained in the foregoing clauses (i) and (v) shall not apply in connection with newly hired or newly promoted employees, in each case to the extent consistent with past practice;

(t) fail to initiate appropriate steps to renew any material Company Licenses held by the Company or any of its Subsidiaries that are scheduled to terminate prior to or within 60 days after the Effective Time or to prosecute any pending applications for any material Company License; or

(u) agree or commit to do any of the foregoing.

(ii) The Company will provide Parent with a schedule setting forth a true and complete list as of the date of this Agreement of (A) within five (5) days of the date of this Agreement, all Licenses issued or granted to the Company or any of its Subsidiaries by the FCC (“FCC Licenses”), all Licenses issued or granted to the Company or any of its Subsidiaries by State Commissions regulating telecommunications businesses or services (“State Licenses”) and all Licenses issued or granted to the Company or any of its subsidiaries by foreign Governmental Entities regulating telecommunications businesses or services or the use of radio spectrum (“Foreign Licenses”) that are identified on Section 6.1(ii)(A) of the Company Disclosure Letter; (B) within thirty (30) days, all Foreign Licenses other than those referenced in clause (A) above, all Licenses issued or granted to the Company or any of its Subsidiaries by any local government regulating telecommunications businesses or services or authorizing the Company or any of its Subsidiaries to place facilities within the boundary of such local government (“Local Licenses”), and all Licenses administered by the (v) U.S. State Department, Office of Defense Trade Controls Licensing; (w) U.S. Commerce Department, Bureau of Industry and Security; (x) U.S. Treasury Department, Office of Foreign Assets Controls; or (y) equivalent licensing requirements in any country in which the Company and its Affiliates are doing business (the FCC Licenses, State Licenses, Foreign Licenses and Local Licenses, together with all other Licenses of the Company and its Subsidiaries, the “Company Licenses”); (C) within thirty (30) days, all pending applications for Licenses that would be Company Licenses if issued or granted; (D) within thirty (30) days, all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any Company License; and (E) within thirty (30) days, to the extent not disclosed on Schedule 5.1(j)(i) of the Company Disclosure Letter, any agreements to acquire (I) a License that upon acquisition by the Company would become a Company License or (II) any interest in an entity that holds a License that upon acquisition of such entity by the Company would become a Foreign License. The failure of the Company to provide Parent with the schedules provided in the foregoing clauses (B), (C), (D) and (E) within the time periods specified in such clauses shall not constitute a breach of this Agreement, provided that the Company has used its reasonable best efforts to provide such schedules by the applicable dates.

(iii) Parent shall not knowingly take or permit any of its Subsidiaries to take any action or refrain from taking any action the result of which would be reasonably and foreseeably likely to prevent the consummation of the Merger by the Termination Date. Without limiting the foregoing, Parent shall not, and it shall cause its Subsidiaries not to, enter into any agreement for the acquisition of any business or Person which provides interexchange telecommunications or long distance services, other than (x) the provision of such services in de minimis amounts or (y) any provision of such services solely as a component of the provision of mobile wireless voice or data services. Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 6.1(iii) of the Parent Disclosure Letter, Parent will not and will not permit its Subsidiaries to:

(a) adopt or propose any material change in Parent’s certificate of incorporation or by laws or other applicable governing instruments or amend any term of the shares of Parent Common Stock;

(b) merge or consolidate Parent or Merger Sub with any other Person or adopt a plan of liquidation;

(c) enter into or acquire any new line of business that (i) is material to Parent and its Subsidiaries taken as a whole and (ii) is not strategically related to the current business or operations of Parent and its Subsidiaries;

(d) except for shares of Parent Common Stock issued for fair value in arm’s length transactions and other than the issuance of shares in the ordinary course of business consistent with past practices pursuant to Parent employee benefit plans, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Parent or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of Parent to the

Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(e) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on any shares of Parent Common Stock or on any shares of capital stock of any Subsidiary, other than (i) by wholly owned Subsidiaries and pro rata dividends or distributions payable to holders of interests in non wholly owned Subsidiaries and (ii) Parent’s regular quarterly dividend, including any increases thereof, at record and payment dates consistent with past practices;

(f) reclassify, split, combine or subdivide, or repurchase, redeem or otherwise acquire at prices above fair market value, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock; or

(g) agree or commit to do any of the foregoing.

Notwithstanding anything to the contrary contained in this Section 6.1(iii), to the extent they relate to Cingular LLC and its Subsidiaries, Parent’s obligations in Section 6.1(iii) shall be limited to taking such steps, such as the exercise of any veto rights, that are within the unilateral power and control of Parent and its Subsidiaries (other than Cingular LLC and its Subsidiaries), and none of the foregoing shall require any of Parent’s representatives (or require Parent to compel any of its representatives) to take any actions that would violate the fiduciary duties of such representatives under applicable Law with respect to any beneficial owners of equity securities of Cingular LLC or its Affiliates other than Parent or any of its Subsidiaries.

      6.2.     Acquisition Proposals. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”), not to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, (2) any purchase of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 15% voting or economic interest in the Company or (3) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of the Company and its Subsidiaries, taken as a whole (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly, have any discussions with, or provide any confidential information or data to, or engage in any negotiations with, any Person relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt by any Person other than Parent and Merger Sub to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) complying with its disclosure obligations under Sections 14d-9 and 14e-2 of the Exchange Act with regard to an Acquisition Proposal; provided, further, however, that if such disclosure has the substantive effect of withdrawing, modifying or qualifying the Directors’ Recommendation in a manner adverse to Parent or the adoption of this Agreement by the Board of Directors of the Company, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a); and (ii) at any time prior to, but not after, the time this Agreement is adopted by the Company Requisite Vote, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of the Company receives from the Person so requesting such information an executed confidentiality agreement (excluding standstill provisions) on customary terms; (B) engaging in any discussions or negotiations with any Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of the Company receives from such Person an executed confidentiality agreement (excluding standstill provisions) on customary terms; or (C) recommending or agreeing to recommend such an unsolicited bona fide written Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable Law; (y) in the case referred to in clause (B) or (C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside counsel), taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the Person making the proposal, that such Acquisition Proposal, if consummated, is more favorable, from a financial point of view (taking into account the likelihood of consummation), to the Company’s shareholders than the transactions contemplated by this Agreement, in each case taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2(c); and (z) in the case of clause (C), Parent shall have had written notice of the Company’s intention to take the action referred to in clause (C) (a “Notice of Superior Proposal”) at least five business days prior to the taking of such action by the Company and the Company shall have complied with the provisions of Section 6.2(c); provided, that any more favorable Acquisition Proposal referred to in clause (y) above must involve at least 50% of the assets or equity securities of the Company rather than the 15% used in the definition of Acquisition Proposal (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”).
      (b) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. The Company will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with the Company to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 6.2.
      (c) The Company agrees that it will notify Parent as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any Acquisition Proposal or potential Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations. The Company agrees that (i) during the five-business day period prior to its taking any action referred to in clause (ii)(C) of the proviso in Section 6.2(a) with respect to an Acquisition Proposal, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (ii) the Company may take any such action with respect to an Acquisition Proposal that was a Superior Proposal only if such Acquisition Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which Parent shall have agreed prior to the expiration of such five business-day period; provided that no such Acquisition Proposal shall be deemed to be a Superior Proposal for purposes of this Section 6.2 if (A) Parent shall have agreed to revisions to the transactions contemplated by this Agreement and (B) the Board of Directors of the Company shall not have reasonably determined in good faith that such transactions as so revised are not substantially equivalent to or better than such Acquisition Proposal, from a financial point of view (taking into account the likelihood of consummation), to the shareholders of the Company. The Company agrees that it will deliver to Parent a new Notice of Superior Proposal with respect to each Acquisition Proposal that has been materially revised or modified prior to taking any action to recommend or agreeing to recommend such Acquisition Proposal to the shareholders of the Company and that a new five business-day period shall commence, for purposes of this Section 6.2(c), with respect to each such materially revised or modified Acquisition Proposal from the time Parent receives a Notice of Superior Proposal with respect thereto. The Company also agrees to provide any information to Parent that it is providing to another Person pursuant to this Section 6.2 at the same time it provides it to such other Person.

      6.3.     Information Supplied. Each of the Company and Parent agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the shares of Parent Common Stock in the Merger (including the prospectus and proxy statement (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) and any amendment or supplement thereto will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/ Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting (as defined in Section 6.4), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.
      6.4.     Shareholders Meeting; Subsidiary Preferred Stock. (a) The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective, and in any event will use its reasonable best efforts to convene the Shareholders Meeting not later than 120 days after the date of this Agreement (or, if later, not more than 60 days after effectiveness of the S-4 Registration Statement), to consider and vote upon the adoption of this Agreement. Subject to its fiduciary duties under applicable Law, the Board of Directors of the Company shall make the Directors’ Recommendation, the Directors’ Recommendation shall be included in the Prospectus/ Proxy Statement and the Board of Directors of the Company shall take all lawful action to solicit the adoption of this Agreement by the holders of Shares. In the event that subsequent to the date of this Agreement the Board of Directors of the Company determines after consultation with outside counsel that its fiduciary duties under applicable Law require it to withdraw, modify or qualify the Directors’ Recommendation in a manner adverse to Parent, the Board of Directors of the Company may, subject to the requirements of Section 6.2, so withdraw, modify or qualify the Directors’ Recommendation, provided, however, that, subject to Section 6.4(a) of the Company Disclosure Letter, the Company shall nevertheless submit this Agreement to the holders of Shares for adoption at the Shareholders Meeting and shall use its reasonable best efforts to do so within the time period prescribed herein.
      (b) Prior to the Effective Date, the Company shall and shall cause its Subsidiaries, as necessary, to effect an exchange of all of the Subsidiary Preferred Shares then outstanding for shares of a new series of Company Preferred Shares established by the Board of Directors of the Company (the “Substitute Preferred Shares”) having rights, preferences and limitations substantially identical to the rights, preferences and limitations of the Subsidiary Preferred Shares set forth in Article Third, Part C. of the Charter, except that in lieu of the provisions set forth in Sections (C)(1) and (F) of such Article Third, Part C., the entitlement of the Substitute Preferred Shares in respect of a consolidation, merger, combination or other similar transaction and the voting rights of the Substitute Preferred Shares shall be as set forth in Schedule 6.4(b) of the Parent Disclosure Letter. Such exchange shall be effected on the basis of one Substitute Preferred Share for each Subsidiary Preferred Share, with each fraction of a Subsidiary Preferred Share being exchanged for an equal fraction of a Substitute Preferred Share. Upon consummation of such exchange, the Subsidiary Preferred Shares shall be cancelled by the Company in accordance with Section 515 of the NYBCL and shall not be reissued. The Board of Directors of the Company shall take all other actions necessary so that immediately prior to the Effective Time, the only Company Preferred Shares outstanding shall be 768,391.4 Substitute Preferred Shares and that all of such Substitute Preferred Shares shall then be held of record and beneficially only by wholly owned Subsidiaries of the Company.
      6.5.     Filings; Other Actions; Notification. (a) Parent and the Company shall promptly after the date of this Agreement prepare and Parent shall file with the SEC the S-4 Registration Statement as promptly as practicable thereafter. Parent shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall promptly thereafter mail the Prospectus/Proxy Statement to the holders of Shares.
      (b) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than 20 business days after Parent’s receipt of the schedule to be provided by the Company pursuant to Section 6.1(ii)(A) all applications required to be filed with the FCC and the notification and required form under the HSR Act; provided, however, that the failure to file within 20 business days will not constitute a breach of this Agreement) and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 (i) shall require, or be construed to require, Parent or the Company to take or to refrain from taking any action, to agree to any restriction with respect to any assets or operations of Parent or the Company or their respective Subsidiaries, or to cause their respective Subsidiaries to do or agree to do any of the foregoing, in each case that would take effect prior to the Effective Time, or (ii) shall require, or be construed to require, Parent or the Company to take or to refrain from taking any action, to agree to any restriction with respect to any assets or operations of Parent or the Company or their respective Subsidiaries, or to cause their respective Subsidiaries to do or agree to do any of the foregoing, if any such action, failure to act, restriction or agreement, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or a material adverse effect on Parent and its Subsidiaries following the Effective Time (it being understood that, for this purpose, materiality shall be considered by reference to the properties, assets, liabilities, business and results of operations of the Company and its Subsidiaries, taken as a whole, rather than that of Parent and its Subsidiaries, taken as a whole), in each case applying the principles set forth in Section 6.5(b) of the Company Disclosure Letter (a “Specified Material Adverse Effect”). Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the S-4 Registration Statement). To the extent permitted by law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of Parent and the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.
      (c) To the extent permitted by law, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Affiliates to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
      (d) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition of which any of its officers has knowledge that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger. Parent shall give prompt notice to the Company of any change, fact or condition of which any of its officers has knowledge that is reasonably expected to result in a Parent Material Adverse Effect or of any failure of any condition to the Company’s obligations to effect the Merger.
      (e) Subject to the second proviso set forth in Section 6.5(b), Parent’s and the Company’s obligations under this Section 6.5 shall include, without limitation, the obligation to use their respective reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the consummation of the Merger or the other transactions contemplated hereby, including using reasonable best efforts to seek to have any stay or other injunctive relief which would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement entered by any court or other Governmental Entity reversed on appeal or vacated.
      (f) Each of the Company and Parent will promptly notify the other if it becomes aware of any significant deficiencies in its internal control over financial reporting that, alone or combined with other significant deficiencies, would constitute a material weakness in its internal control over financial reporting.
      6.6.     Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives (including environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure.
      6.7.     Publicity. The initial press release disclosing this Agreement shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity.
      6.8.     Employee Benefits. (a) Parent agrees that it shall cause the Surviving Corporation to honor all Compensation and Benefit Plans in accordance with their terms as in effect immediately before the Effective Time, subject to any amendment or termination thereof that may be permitted by the terms of such plan and applicable Law. Parent agrees that, for a period from the Effective Time through the first anniversary of the last day of the plan year of each Compensation and Benefit Plan in which the Effective Time occurs, those individuals who as of the Effective Time were employees or former employees of the Company and its Subsidiaries (other than employees covered by a collective bargaining agreement) (the “Affected Employees”) shall be provided compensation and employee benefits other than plans involving the issuance of Shares and Company Awards and other than payments or benefits made by reason of the Merger and the other transactions contemplated by this Agreement or any incremental increase in value attributable to the Merger or the other transactions contemplated by this Agreement no less favorable in the aggregate than those provided to the Affected Employees immediately before the Effective Time provided, however, that in determining whether and under what standards equity compensation awards will be granted to Affected Employees, Parent shall apply substantially the same criteria as Parent uses for its other business units. For purposes of the preceding sentence, in the case of any Compensation and Benefit Plan for which the plan year is uncertain (or in the case of compensation not provided under a Compensation and Benefit Plan), the plan year shall be deemed to be the calendar year, provided that, in any event, the period described in the preceding sentence shall be greater than 12 months and less than 24 months, provided that Parent agrees that to the extent required under a Compensation and Benefit Plan in effect as of the date of this Agreement it shall require any successor to the Company, the Surviving Corporation or any portion of the business or assets of the Company or the Surviving Corporation to assume an appropriate portion of the obligations of Parent under this Section 6.8. Notwithstanding the foregoing, nothing contained herein shall obligate Parent, the Surviving Corporation or any Affiliate of either of them to (i) maintain any particular Compensation and Benefit Plan (other than the Company Severance Plans, as defined in the immediately following sentence, and the matters described on Section 6.8 of the Company Disclosure Schedule), (ii) grant or issue any equity or equity-based awards or (iii) retain the employment of any Affected Employee. Notwithstanding the foregoing, until the second anniversary of the Effective Time, Parent shall or shall cause the Surviving Corporation to continue each of the Severance Plans identified in Section 6.8(a) of the Company Disclosure Letter (the “Company Severance Plans”) without any change that is adverse to the Affected Employees who participate as of the Effective Time, to the extent required under each Company Severance Plan as of the date of the Agreement.
      (b) For all purposes under the compensation and employee benefit plans, policies or arrangements of Parent and its Affiliates providing benefits to any Affected Employees after the Effective Time (the “New Plans”), each Affected Employee shall receive credit for his or her service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), for purposes of eligibility, vesting and benefit accrual (but not (i) for purposes of benefit accrual under defined benefit pension or other retirement plans or (ii) for any new program for which credit for benefit accrual for service prior to the effective date of such program is not given to similarly situated employees of Parent other than the Affected Employees) to the same extent that such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar or comparable Compensation and Benefit Plans (except to the extent such credit would result in a duplication of accrual of benefits). In addition, if Affected Employees or their dependents are included in any medical, dental, health or other welfare benefit plan, program or arrangement (a “Successor Plan”) other than the plan or plans in which they participated immediately prior to the Effective Time (a “Prior Plan”), each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all Successor Plans and such Successor Plans shall not include any restrictions, limitations or exclusionary provisions with respect to pre-existing conditions exclusions, any actively-at-work requirements or any proof of insurability requirements (except to the extent such exclusions or requirements were applicable under any similar Prior Plan at the Effective Time), and any eligible expenses incurred by any Affected Employee and his or her covered dependents during the portion of the plan year of the Prior Plan ending on the date of the employee’s participation in this Successor Plan begins shall be taken into account under this Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Affected Employee and his or her covered dependents for the applicable plan year as if these amounts had been paid in accordance with the Successor Plan.
      (c) With respect to matters described in this Section 6.8 relating to benefits or compensation to be provided after the Effective Time, the Company will to the extent permitted by applicable Law provide Parent with copies of any broad-based notices or other communication materials of a general nature prior to sending them.
      (d) Prior to the Closing, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence to participate therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation. In addition, prior to the Closing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, Parent shall cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of the Company and its Subsidiaries shall commence to participate therein following the Effective Time unless Parent or such Subsidiary explicitly authorizes such participation.
      (e) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to honor the terms of any collective bargaining agreements to which the Company or any of its Subsidiaries is a party.

      (f) Parent shall take all necessary action to effectuate the agreements set forth on Section 6.8(f) of the Company Disclosure Letter.
      (g) Parent shall cause its Board of Directors and the Board of Directors of the Surviving Corporation to adopt prior to the Effective Time such resolutions as may be requested by the Company to exempt the transactions contemplated by this Agreement from the provisions of Section 16(b) of the Exchange Act to the maximum extent permitted by Law.
      (h) the Company shall take the actions set forth on Section 6.8(h) of the Company Disclosure Letter.
      6.9.     Expenses. Except as otherwise provided in Sections 6.12, 6.13 and 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.
      6.10.     Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will jointly and severally indemnify and hold harmless each present director and officer of the Company or any of its Subsidiaries (in each case, for acts or failures to act in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law (and Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination as to whether an Indemnified Person is entitled to indemnification or advancement of expenses hereunder shall be made by independent counsel selected by the Surviving Corporation and such Person.
      (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure materially and actually prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation does not elect to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent and the Surviving Corporation shall jointly and severally be obligated to pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, that the fewest number of counsel necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will use their reasonable efforts to cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (such consent not to be unreasonably withheld or delayed); and provided, further, that Parent and the Surviving Corporation shall not have any obligation under this Agreement to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.
      (c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each such Indemnified Person covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, for a period of six years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the current annual premium paid by the Company (which annual premium is set forth on Schedule 6.10(c) of the Company Disclosure Letter) for such insurance (such 200% amount, the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In addition, the Company may purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company; provided, that the amount paid by the Company shall not exceed six times the Maximum Annual Premium. If such “tail” prepaid policy has been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder, and all other obligations under this Section 6.10(c) shall terminate.
      (d) The obligations of Parent and the Surviving Corporation under this Section 6.10 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party to whom this Section 6.10 applies without the consent of the affected Indemnified Party. If Parent or the Surviving Corporation or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section.
      (e) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.
      (f) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any other applicable Laws.
      6.11.     Takeover Statutes. If any Takeover Statute becomes applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
      6.12.     Regulatory Compliance. The Company and each of its Subsidiaries agrees to use its reasonable best efforts to (a) cure no later than the Effective Time any material violations and defaults by any of them under any applicable rules and regulations of the FCC (the “FCC Rules”) and the FAA Rules other than as specified in Section 6.12(a) of the Company Disclosure Letter, (b) comply in all material respects with the terms of the FCC Licenses and the FAA Rules and file or cause to be filed with the FCC and the FAA all material reports and other filings to be filed under applicable FCC Rules and FAA Rules and (c) take all actions reasonably requested in writing by Parent for each of them to be in compliance effective upon the consummation of the Closing with the provisions of Sections 271 and 272 of the Communications Act of 1934, as amended (including any orders issued by the FCC interpreting or implementing such provisions). Parent agrees that it shall reimburse the Company for any reasonable out-of-pocket expenses incurred by the Company following incurrence and delivery of reasonable documentation by the Company at the request of Parent pursuant to clause (c) of this Section 6.12. For purposes of Section 6.12, the Company and each of its Subsidiaries shall not be required to cure at the applicable time any alleged material violation or default with any applicable rule or regulation of the FCC or the FAA Rules for any matter that is pending at any of the

FCC, the FAA or a court until such time that there is a final and nonappealable order or decision holding that the Company or its Subsidiary is in material violation or default of the applicable rule or regulation.
      6.13.     Potential Sale of Interests. Between the date of this Agreement and the Effective Time (or earlier termination of this Agreement), to the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate the disposition immediately prior to, at or after the Effective Time of those assets or ownership interests held by the Company or any of its Subsidiaries (a) that are identified on Section 6.13 of the Parent Disclosure Letter or (b) that are identified by Parent in writing to the Company as assets or ownership interests the holding of which would be inconsistent with Parent’s strategic objectives and the value of which in the aggregate does not exceed $100,000,000 (such assets or interests described in clause (a) or (b) referred to as a “Potential Sale Interest”). To the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to (i) permit Persons whom Parent identifies to the Company as potential purchasers of a Potential Sale Interest to conduct (and cooperate with such Persons’) reasonable investigations with respect to such Potential Sale Interest (provided that any such Person executes and delivers to the Company a confidentiality agreement containing customary terms), (ii) comply with any applicable right of first refusal, right of first offer, right of approval or similar provisions that may be applicable to a proposed transfer of a Potential Sale Interest, and (iii) deliver such notices, make such filings and execute such Contracts relating to the disposition of Potential Sale Interests as reasonably requested by Parent; provided that neither the Company nor any of its Subsidiaries shall be required to execute any such Contract under which the Company or any of its Subsidiaries may be required to dispose of any Potential Sale Interest other than immediately prior to, at or after the Effective Time, or to agree to restrictions on their businesses or operations prior to the Effective Time. Parent shall be permitted to identify potential purchasers of Potential Sale Interests and negotiate any Contracts with respect to dispositions of Potential Sale Interests; provided that the Company may (and, to the extent reasonably requested by Parent, shall) participate in such negotiations. Notwithstanding the foregoing, (A) Parent shall reimburse the Company and its Subsidiaries for their reasonable out-of-pocket costs in complying with this Section 6.13 promptly following incurrence and delivery of reasonable documentation of such costs, and (B) the Company and its Subsidiaries shall not be required to breach the terms of any Contract with respect to such Potential Sale Interest.
      6.14.     Transfer Taxes. Each of Parent, the Company, Merger Sub and the shareholders of the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby; provided, however, that the Company shall be liable for any such Tax that is imposed on its shareholders in respect of assets that are owned directly or indirectly by the Company.
      6.15.     Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Company agree that if it shall become necessary in order to satisfy the conditions set forth in Sections 7.2(f) and 7.3(c), the Merger shall be restructured to include in the Per Share Merger Consideration the per Share amount of the Special Dividend that would otherwise be payable as contemplated by Section 6.18.
      6.16.     Stock Exchange Listing and De-listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be authorized for listing on the NYSE upon official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to be no longer listed on the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.
      6.17.     GSA Action. The Company shall notify Parent promptly if it becomes subject to any GSA Action with respect to the provision of services by the Company or any of its Subsidiaries to any United States Federal Governmental Entity.
      6.18.     Special Dividend. Following the date of the adoption of this Agreement by holders of Shares constituting the Company Requisite Vote at the Stockholders Meeting and prior to the Effective Time, the Company shall declare and pay a special dividend of $1.30 per Share (the “Special Dividend”) payable to holders of record of outstanding Shares as of a record date for the Special Dividend set by the Board of Directors of the Company, such Special Dividend to be payable no later than the Effective Time. Subject to applicable Law, the Company will use its reasonable best efforts to cause the Special Dividend to be paid prior to the Effective Time on the Closing Date.
ARTICLE VII
Conditions
      7.1.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company’s certificate of incorporation and by-laws.

(b) Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) if applicable, the European Commission shall have adopted a decision pursuant to the EC Merger Regulation declaring that the Merger and the other transactions contemplated hereby are compatible with the common market (or such compatibility shall have been deemed to exist under Article 10(6) of the EC Merger Regulation), or, in the event that the European Commission adopts a decision pursuant to Article 9(3)(b) of the EC Merger Regulation (or is deemed to have done so pursuant to Article 9(5) of the EC Merger Regulation) referring the review of all or part of the transactions contemplated hereby to a Governmental Entity of a member state of the European Union, such Governmental Entity (or any other Governmental Entity of such member state) shall have granted approval of the transactions or part thereof that were so referred, (iii) all approvals and authorizations required to be obtained in respect of the Communications Licenses for the consummation of the Merger shall have been obtained, (iv) all approvals and authorizations required to be obtained for the consummation of the Merger from the foreign Governmental Entities set forth on Section 7.1(b)(iv) of the Parent Disclosure Letter shall have been obtained, (v) all other Governmental Consents required to be obtained from any foreign Governmental Entities for the consummation of the Merger shall have been obtained, except for any failures to obtain such consents that would not, individually or in the aggregate, reasonably be expected to result in a Specified Material Adverse Effect, and (vi) all other Governmental Consents the failure of which to make or obtain would, individually or in the aggregate, provide a reasonable basis to conclude that the Company or its directors or officers would be subject to the risk of criminal liability, shall have been made or obtained. For purposes of this Agreement, the term “Governmental Consents” shall mean all notices, reports, filings, consents, registrations, approvals, permits or authorizations required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, or obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

(c) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), except for such Orders of Governmental Entities outside the United States as would not, individually or in the aggregate, reasonably be expected to have a Specified Material Adverse Effect and which do not provide a reasonable basis to conclude that the Company, Parent or their respective directors or officers would be subject to the risk of criminal liability.

(d) S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened, by the SEC.

(e) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

      7.2.     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 5.1(a), 5.1(b) (other than the ninth, tenth (with respect to Subsidiaries of the Company only) and final sentences of such Section), 5.1(c), 5.1(d)(ii)(A) (only with respect to the certificate of incorporation and by-laws of the Company), the second sentence of Section 5.1(f) and Section 5.1(m) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) any failure of any of the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) shall not have had, or reasonably be expected to have, a Material Adverse Effect; and (iii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company as to the matters set forth in clauses (i) and (ii) of this Section 7.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) Certain Litigation. No Governmental Entity of competent jurisdiction shall have instituted (or if instituted, shall not have withdrawn) any proceeding seeking any Order and no Governmental Entity shall have instituted any civil, criminal or administrative action, suit, claim, hearing, investigation or other proceeding the existence of which would, in the reasonable judgment of Parent, individually or in the aggregate, be reasonably likely to result in a failure of the condition set forth in Section 7.1(c).

(d) Governmental Consents. All Governmental Consents (other than those described in Section 7.1(b)(i), Section 7.1(b)(ii), Section 7.1(b)(iii) and Section 7.1(b)(iv)) the failure of which to make or obtain would, individually or in the aggregate, (i) reasonably be expected to result in a Specified Material Adverse Effect or (ii) provide a reasonable basis to conclude that Parent or any of its directors or officers would be subject to the risk of criminal liability, shall have been made or obtained (such consents together with those consents that are conditions under Section 7.1(b)(i), Section 7.1(b)(ii), Section 7.1(b)(iii) and Section 7.1(b)(iv) hereof being the “Required Governmental Consents”). All Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would, individually or in the aggregate, reasonably be expected to have or result in a Specified Material Adverse Effect and all Required Governmental Consents obtained from the FCC shall have been obtained by Final Order. For the purpose of this Agreement, “Final Order” means an action or decision that has been granted as to which (A) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed, (B) no petition for rehearing or reconsideration or application for review is pending and the time for the filings of any such petition or application has passed, (C) no Governmental Entity has undertaken to reconsider the action on its own motion and the time within which it may effect such reconsideration has passed and (D) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed, which in any such case (A), (B), (C) or (D) is reasonably likely to result in vacating, reversing, setting aside, annulling, suspending or modifying such action or decision (in the case of any modification in a manner that would impose any term, condition or consequence that would reasonably be expected to result in a Material Adverse Effect).

(e) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Material Contract to which the Company or any of its Subsidiaries is a party in connection with the transactions contemplated by this Agreement, except for those set forth in Section 5.1(d)(ii) of the Company Disclosure Letter and except where the failure to obtain such consent or approval, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(f) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code.

      7.3.     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Sections 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(e)(ii)(A) and the second sentence of Section 5.2(i) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) any failure of any of the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, to be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), shall not have had, or reasonably be expected to have, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent as to the matters set forth in clauses (i) and (ii) of this Section 7.3(a).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code.

ARTICLE VIII
Termination
      8.1.     Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.
      8.2.     Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (a) the Merger shall not have been consummated by January 31, 2006, whether such date is before or after the date of the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), provided, however, that in the event that, as of January 31, 2006, the conditions set forth in Section 7.1(b), 7.1(c), 7.2(c) or 7.2(d) have not been satisfied, the termination date may be extended from time to time by Parent or the Company one or more times to a date not beyond July 31, 2006 (such date, including any such extensions thereof, the “Termination Date”), provided, further, that if the condition set forth in Section 7.2(d) shall not have been satisfied solely by reason of a Required Governmental Consent that has been obtained but is not yet a Final Order, neither party may terminate this Agreement prior to the 60th day after receipt of such Required Governmental Consent, (b) the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement thereof or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, except for any Orders the existence of which would not result in the failure of the condition set forth in Section 7.1(c) (whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a)); provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.
      8.3.     Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by action of the Board of Directors of the Company if (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company prior to such termination pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b) or (ii) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 7.3(a) or 7.3(b), as the case may be, would not be satisfied and such breach or failure to be true and correct is not curable by the Termination Date.
      8.4.     Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by action of the Board of Directors of Parent if (a) the Board of Directors of the Company shall have withdrawn, modified or qualified, or shall have agreed to withdraw, modify or qualify, in fact or in substance, its adoption of this Agreement or the Directors’ Recommendation in a manner adverse to Parent, (b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 7.2(a) or 7.2(b), as the case may be, would not be satisfied and such breach or failure to be true or correct is not curable by the Termination Date, (c) by the later of 120 days after the date of this Agreement or 60 days after effectiveness of the S-4 Registration Statement, the Shareholders Meeting shall not have been held, or the vote of the Company’s shareholders contemplated by Section 6.4 has not been taken, unless the Company has used its reasonable best efforts to convene the Shareholders Meeting and hold such vote by the later of such dates, or

(d) the Company shall have knowingly and materially and not inadvertently breached any of its obligations under Section 6.2 of this Agreement.
      8.5.     Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Sections 6.12, 6.13 and 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers or other Representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of any covenant in this Agreement.

(b) In the event that (i) a bona fide Acquisition Proposal (but substituting 40% for the 15% threshold set forth in the definition thereof (a “Covered Proposal”)) shall have been made to the Company or any of its Subsidiaries or its shareholders and shall have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company or any of its Subsidiaries (and such Covered Proposal or publicly announced intention shall not have been withdrawn at the time of the Shareholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) or by Parent pursuant to Section 8.4(c), (ii) this Agreement is terminated by Parent (A) pursuant to Section 8.4(a) and, at the time of the withdrawal, modification or qualification of the adoption of this Agreement or the Directors’ Recommendation (or the agreement to do so), a Covered Proposal (or any bona fide indication of interest that is reasonably capable of becoming a Covered Proposal) shall have been made to the Company or any of its Subsidiaries or its shareholders, directly or indirectly through any Representatives of the Company, or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company or any of its Subsidiaries or (B) pursuant to Section 8.4(d) or (iii) this Agreement is terminated by the Company pursuant to clause (i) of Section 8.3, then the Company shall promptly, but in no event later than two days after the date of such termination (provided, however, that the fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3), pay Parent a termination fee of $560,000,000 (the “Termination Fee”) and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the documented out-of-pocket expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $40,000,000, in each case payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until (I) any Person (other than Parent) (an “Acquiring Party”) has acquired, by purchase, sale, assignment, lease, transfer or otherwise, in one transaction or any series of related transactions within 15 months of such termination, a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company or shall have entered into an agreement with the Company for such an acquisition within 15 months of such termination or (II) there has been consummated a merger, consolidation or similar business combination between the Company or one of its Subsidiaries and an Acquiring Party within such 15 month period. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee, charges or expenses to which reference is made in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee and/or out-of-pocket expenses become payable and are paid by the Company pursuant to this Section 8.5(b), the Termination Fee and out-of-pocket expenses shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE IX
Miscellaneous and General
      9.1.     Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.8 (Employee Benefits) and 6.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.9 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
      9.2.     Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.
      9.3.     Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.
      9.4.     Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
      9.5.     GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (A) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and consent to the jurisdiction of any such court over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
      (B) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

      9.6.     Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

If to Parent or Merger Sub:

SBC Communications Inc.
175 East Houston Street
San Antonio, Texas 78205
Attention: D. Wayne Watts, Esq., Senior Vice President and
Assistant General Counsel
fax: (210) 351-3257

(with a copy to Benjamin F. Stapleton, Esq.,
and John J. O’Brien, Esq.,
Sullivan & Cromwell LLP,
125 Broad Street, New York, NY 10004
fax: (212) 558-3588).

If to the Company:

AT&T Corp.
One AT&T Way
Bedminster, New Jersey 07921
Attention: Robert Feit, Esq.
fax: (908) 901-4748

(with a copy to Steven A. Rosenblum, Esq.
and Stephanie J. Seligman, Esq.,
Wachtell, Lipton, Rosen & Katz,
51 West 52nd Street, New York, NY 10019
fax: (212) 403-2000).
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.
      9.7.     Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Non-Disclosure Agreement, dated January 25, 2005, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.
      9.8.     Third Party Beneficiaries. Except as provided in Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the shareholders of the Company shall be deemed third party beneficiaries solely with respect to the right to receive the Per Share Merger Consideration pursuant to Article IV hereof.
      9.9.     Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
      9.10.     Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.
      9.11.     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
      9.12.     Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
      (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
      (c) Each of the Company and Parent has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of the Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Material Adverse Effect,” “Parent Material Adverse Effect” or other similar terms in this Agreement.
      9.13.     Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not relieve Parent or Merger Sub of any of its obligations hereunder or materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement will be void ab initio.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

AT&T Corp.

By	/s/ David W. Dorman

Name: David W. Dorman

Title:	Chairman and Chief Executive Officer

SBC Communications Inc.

By	/s/ Edward E. Whitacre, Jr.

Name: Edward E. Whitacre, Jr.

Title:	Chairman and Chief Executive Officer

Tau Merger SUB Corporation

By	/s/ James Kahan

Name: James Kahan

Title:	President

ANNEX A
DEFINED TERMS

Terms	Section

Acquiring Party	8.5(b)
Acquisition Proposal	6.2
Affected Employees	6.8
Affiliate	5.1(b)
Agreement	Preamble
Audit Date	5.1(e)
Bankruptcy and Equity Exception	5.1(c)
By-Laws	2.2
CERCLA	5.1(n)
Certificate	4.1(a)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	Recitals
Communications Licenses	5.1(i)(ii)
Company	Preamble
Company Awards	4.5(b)
Company Disclosure Letter	5.1
Company Licenses	6.1(ii)
Company Option	4.5(a)
Company Preferred Shares	5.1(b)
Company Reports	5.1(e)
Company Requisite Vote	5.1(c)
Company Severance Plans	6.8
Company Stock Agreements	4.5(a)
Company Stock Plans	4.5(a)
Compensation and Benefit Plans	5.1(h)(i)
Computer Software	5.1(q)(vi)(1)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Copyrights	5.1(q)(vi)(2)
Costs	6.10
Covered Proposal	8.5(b)
Director Designees	3.3
Directors’ Recommendation	5.1(c)(ii)
D&O Insurance	6.10(c)
EC Merger Regulation	5.1(d)
Effective Time	1.3
Encumbrance	5.1(k)(iii)
Environmental Laws	5.1(n)
Environmental Liability	5.1(n)

A-A-1

Terms	Section

ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iii)
Exchange Act	5.1(b)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
FAA	5.1(i)(ii)
FAA Rules	5.1(i)(iv)
FCC	5.1(d)
FCC Licenses	6.1(ii)
FCC Rules	6.12
Final Order	7.2(d)
Foreign Licenses	6.1(ii)
GAAP	5.1(e)(ii)
Governmental Consents	7.1(b)
Governmental Entity	5.1(d)
GSA Action	6.17
Hazardous Substance	5.1(n)
HSR Act	5.1(b)
Indemnified Parties	6.10
Intellectual Property	5.1(q)(vi)(2)
IRS	5.1(h)(ii)
IT Assets	5.1(q)(vi)(3)
Laws	5.1(i)
Leased Real Property	5.1(k)(ii)
Licenses	5.1(i)
Lien	5.1(b)
Local Licenses	6.1(ii)
Long Term Incentive Program	6.1(i)(s)
Material Adverse Effect	5.1(a)
Material Contracts	5.1(j)(i)(I)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Parent Preferred Shares	4.1(a)(ii)
New Plans	6.8(b)
New York Certificate of Merger	1.3
Notice of Superior Proposal	6.2
NYBCL	1.1
NYSE	4.2(e)
Order	7.1(c)
Outstanding Share	4.1(a)

A-A-2

Terms	Section

Outstanding Shares	4.1(a)
Owned Real Property	5.1(k)
Parent	Preamble
Parent Audit Date	5.2(f)
Parent Common Stock	4.1(a)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Preferred Shares	5.2(b)
Parent Reports	5.2(f)
Parent Stock Plans	5.2(b)
Patents	5.1(q)(vi)(2)
Pension Plan	5.1(h)(ii)
Per Share Merger Consideration	4.1(a)
Person	4.2(b)
Potential Sale Interest	6.13
Prior Plan	6.8(b)
Prospectus/Proxy Statement	6.3
RCRA	5.1(n)
Release	5.1(n)
Removal, Remedial and Response	5.1(n)
Representatives	6.2
Required Governmental Consents	7.2(d)
Right-of-Way Agreement	5.1(l)
S-4 Registration Statement	6.3
SEC	4.5(c)
Section 16 Officers	5.1(f)(ix)
Securities Act	4.5(c)
Share	4.1(a)
Shareholders Meeting	6.4
Shares	4.1(a)
SOX Act	5.1(e)
Special Dividend	6.18
Specified Material Adverse Effect	6.5(b)
State Commissions	5.1(d)
State Licenses	6.1(ii)
Subsidiary	5.1(a)
Subsidiary Preferred Shares	5.1(b)
Substitute Preferred Shares	6.4(b)
Successor Plan	6.8(b)
Superior Proposal	6.2
Surviving Corporation	1.1
Takeover Statute	5.1(m)
Tax	5.1(o)
Tax Return	5.1(o)

A-A-3

Terms	Section

Taxes	5.1(o)
Termination Date	8.2
Termination Fee	8.5(b)
Trade Secrets	5.1(q)(vi)(2)
Trademarks	5.1(q)(vi)(2)

A-A-4

CERTIFICATE OF INCORPORATION
OF
[AT&T CORP.]
Under Section 402 of the Business Corporation Law
      THE UNDERSIGNED, a natural person of at least eighteen years of age, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, hereby certifies as follows:
      FIRST. The name of the Corporation is [AT&T Corp.].
      SECOND. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of the State of New York (the “Business Corporation Law”) but not to engage in any act or activity requiring the consent or approval of any New York State official, department, board, agency or other body without such consent or approval first being obtained.
      THIRD. The office of the Corporation within the State of New York is to be located in the County of New York.
      FOURTH. The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value of $.01 per share.
      FIFTH. The Secretary of State of the State of New York is designated as agent of the Corporation upon whom process in any action or proceeding against it may be served. The address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is: c/o Corporation Service Company, 80 State Street, Albany, New York 12207-2543.
      SIXTH. By-laws of the Corporation may be adopted, amended or repealed by the board of directors of the Corporation by the vote of a majority of the directors present at a meeting of the Board at which a quorum is present.
      SEVENTH. No holder of shares of the Corporation of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.
      EIGHTH. Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.
      NINTH. The Corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any by-law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he or she served at the request of the Corporation.
      TENTH. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Business Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article TENTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

A-E-1

      IN WITNESS WHEREOF, I have subscribed and affirm as true under the penalties of perjury this certificate this       day of                     , 200 .

By:

Name:
Title:

A-E-2

ANNEX B
CREDIT SUISSE FIRST BOSTON LLC
January 30, 2005
Board of Directors
AT&T Corp.
900 Route 202/206 North
Bedminster, New Jersey 07921
Members of the Board:
      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (“Company Common Stock”), of AT&T Corp. (the “Company”) of the Exchange Ratio set forth in the Agreement and Plan of Merger, dated as of January 30, 2005 (the “Merger Agreement”), among the Company, SBC Communications Inc. (the “Acquiror”) and Tau Merger Sub Corporation, a wholly owned subsidiary of the Acquiror (the “Sub”). The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive 0.77942 shares, par value $1.00 per share (“Acquiror Common Stock”), of the Acquiror (the “Exchange Ratio”). For purposes of our analyses we have, with your consent, assumed that in accordance with the terms of the Merger Agreement, the Company will declare a $1.30 special cash dividend per share of Company Common Stock payable to the holders of Company Common Stock as of immediately prior to the consummation of the Merger.
      In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts for 2005 prepared and provided to us by the Company, financial forecasts for 2005 through 2007 prepared and provided to us by the Acquiror and certain publicly available research analyst estimates concerning the Company and the Acquiror, and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts of the Company for 2005 prepared by the management of the Company, we have discussed such forecasts with the management of the Company and we have been advised by them, and we have assumed, that such forecasts represent the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the publicly available research analyst estimates concerning the Company for 2006 through 2009 that we reviewed and discussed with the Company, the management of the Company has advised us, and we have assumed, that such estimates represent reasonable estimates and judgments as to the future financial performance of the Company. With respect to the publicly available research analyst estimates concerning the Acquiror for 2005 through 2007 reviewed by us, we have, with your consent and based upon our comparison of such estimates to financial forecasts for such years prepared by and discussed with the management of the Acquiror, assumed that such analyst estimates represent reasonable estimates and judgments as to the future financial performance of the Acquiror. With respect to the estimates as to the cost savings and other potential synergies

B-1

anticipated to result from the Merger reviewed and discussed by the managements of the Company and the Acquiror, we have been advised and have assumed that such estimates (including the aggregate amount, timing and achievability thereof) represent reasonable estimates and judgments. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Exchange Ratio and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger.
      We have acted as financial advisor to the Board of Directors in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities and other matters arising out of our engagement. From time to time, we and our affiliates have in the past provided and in the future we may provide, investment banking and other financial services to the Company and the Acquiror, for which we have received, and would expect to receive, compensation. CSFB is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, CSFB and its affiliates may acquire, hold or sell, for their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.
      It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/	CREDIT SUISSE FIRST BOSTON LLC

B-2

ANNEX C
MORGAN STANLEY & CO. INCORPORATED
January 30, 2005
Board of Directors
AT&T Corp.
900 Route 202/206 North
Bedminster, New Jersey 07921
Members of the Board:
      We understand that AT&T Corp. (the “Company”), SBC Communications Inc. (“Buyer”) and Tau Merger Sub Corporation, a wholly owned subsidiary of Buyer (“Acquisition Sub”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 30, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock, par value $1.00 per share (the “Common Stock”), of the Company, other than shares held in treasury or any affiliate of the Company or held by Buyer or any affiliate of Buyer, will be converted into the right to receive 0.77942 common shares, par value $1.00 per share (the “Buyer Common Stock”), of Buyer (the “Stock Consideration”). The Merger Agreement also contemplates the payment by the Company of a special dividend of $1.30 per share (the “Special Dividend”) to holders of Common Stock (the Special Dividend, together with the Stock Consideration, being the “Consideration”). For purposes of this opinion, we have assumed, with your consent, that the Special Dividend will be paid to holders of the Common Stock at the effective time of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock in accordance with the Merger Agreement is fair from a financial point of view to such holders other than Buyer and its affiliates.
      For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other information of the Company and of Buyer;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

iv)	reviewed certain financial projections for 2005 prepared by the management of the Company and reviewed certain public research reports concerning the Company prepared by certain equity research analysts and discussed with senior executives of the Company such financial projections and research reports (including the financial projections contained therein) and certain estimates, prepared by the management of the Company, as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger;

v)	reviewed certain internal financial statements and other financial and operating data concerning Buyer prepared by the management of Buyer;

vi)	discussed the past and current operations and financial condition and the prospects of Buyer with senior executives of Buyer;

vii)	reviewed certain financial projections for 2005 through 2007 prepared by the management of Buyer and reviewed certain public research reports concerning Buyer prepared by certain equity research analysts;

viii)	reviewed the reported prices and trading activity for the Common Stock and the Buyer Common Stock;

ix)	compared the financial performance of the Company and of Buyer and the prices and trading activity of the Common Stock and the Buyer Common Stock with that of certain other comparable publicly-traded companies and their securities;

x)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

xi)	discussed with the managements of the Company and of Buyer information regarding certain strategic, financial and operational benefits anticipated to result from the Merger;

xii)	reviewed the Merger Agreement and certain related documents; and

xiii)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of the Company for 2005 and the estimates of cost savings and synergies prepared by the management of the Company, we have discussed such projections and estimates with the management of the Company and we have been advised by them, and we have assumed, with your consent, that such projections represent the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the financial projections concerning the Company contained in certain publicly available equity analyst research reports (including adjustments thereto) that we discussed with the Company, the management of the Company has advised us, and we have assumed, with your consent, that such projections represent reasonable estimates and judgments as to the future financial performance of the Company. With respect to publicly available research analyst estimates concerning Buyer for 2005 through 2007, based upon our comparison of such estimates to financial forecasts of the management of Buyer for such years and discussions of such management forecasts with the management of Buyer, we have assumed that such analyst estimates represent reasonable estimates and judgments as to the future financial performance of Buyer. We have also assumed, with your consent, without independent verification that the information regarding certain strategic, financial and operational benefits anticipated to result from the Merger represent reasonable estimates and judgments of the managements of the Company and Buyer. We have assumed, with your consent, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In connection with the receipt of all the necessary regulatory or other third party approvals for the Merger, we have assumed, with your consent, that no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.
      In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction involving the Company. This opinion does not address the underlying business decision by the Company to enter into the Merger Agreement or the relative merits of the Merger compared to other alternatives available to the Company, whether such alternatives exist.

      We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and Buyer and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment banking, investment management, financing and principal investing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of the Company or Buyer.
      It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Merger and the transactions related thereto. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following the consummation of the Merger or at any other time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholder meeting held in connection with the Merger.
      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock in accordance with the Merger Agreement is fair from a financial point of view to such holders other than Buyer and its affiliates.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ PAUL J. TAUBMAN

Paul J. Taubman
Managing Director

ANNEX D
AT&T CORPORATE GOVERNANCE GUIDELINES
      The Board of Directors of AT&T Corp. has adopted the following guidelines to reflect the principles by which the Company operates. The Board will review these guidelines from time to time and make such changes as it deems necessary and appropriate.
Board of Director Responsibility

1.	Role of the Board of Directors
      The Board of Directors is elected by shareholders to provide oversight and strategic guidance to senior management. The core responsibility of the Board of Directors is to exercise their fiduciary duty to act in the best interest of the Company and its shareholders. In discharging that obligation, the directors should be entitled to rely on the honesty and integrity of the Company’s senior management and its outside advisors and auditors. The Board selects and oversees the members of senior management, to whom the Board delegates the authority and responsibility for the conduct of the day-to-day operations of the business.
      Directors are expected to attend Board meetings and meetings of committees on which they serve, as well as the Company’s annual meeting of shareholders, to ask questions and engage in discussion, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

2.	Code of Conduct
      Each member of the Board of Directors shall at all times exhibit high standards of integrity and ethical behavior. Each director shall adhere to the applicable Company policies concerning integrity and ethical behavior which the Company’s management and employees are subject, including the AT&T Code of Conduct and its policies on competition and insider trading. Directors shall promptly notify the CEO and Corporate Secretary if any actual or potential conflict of interest arises between the director and the Company. If a significant conflict exists and can not be resolved, the director should resign. Directors will recuse themselves from any Board discussion or decision affecting their personal, business or professional interests. The Audit Committee will consider, and the Board will resolve, any conflicts of interest or code of conduct questions concerning directors or senior management, and the CEO will resolve any such questions involving any other officer of the Company. The Governance and Nominating Committee shall consider issues involving possible conflicts of interests of directors.
Board of Director Composition

3.	Selection of Board Members
      All Board members are elected each year by the Company’s shareholders at the annual meeting of shareholders. The Board recommends to the shareholders a slate of nominees for election at the annual meeting. Between annual meetings of shareholders, the board may elect directors to serve until the next annual meeting. Nominees for directorship will be selected by the Governance and Nominating Committee, in accordance with the policies and principles in its charter, and nominated for election by the Board. The Chairman of the Board should extend the Board’s invitation to join the Board.

4.	Board Membership Criteria
      The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of individual Board members, as well as the composition of the Board as a whole, in the context of the needs of the Company. The Governance and Nominating Committee will review all nominees for director in accordance with its charter and select those nominees whose attributes it believes would be most beneficial to the Company. This assessment will include such issues as experience, integrity, competence, diversity, skills, and dedication in the context of the needs of the Board.

5.	Board Size
      The Board presently has 10 members. The Company’s by-laws permit the Board to vary in size from 9 to 25. The Board periodically reviews the appropriate size of the Board, which may vary to accommodate the availability of suitable candidates.

6.	Directors with Job Changes
      The Board believes that directors who retire from their present employment, or materially change their position, should volunteer to resign from the Board concurrent with the next annual meeting of shareholders. The Board, through the Governance and Nominating Committee, would then evaluate whether the Board should accept the resignation or whether the director should be renominated based on an assessment of whether the director continued to meet the Board’s membership criteria under the circumstances.

7.	Term Limits
      The Board does not believe it should limit the number of terms for which an individual may serve as a director. Directors who have served on the board for an extended period of time are able to provide valuable insight into the Company’s operations and prospects based on their experience with the and understanding of the Company’s history, policies and objectives. The Board believes that it can obtain new ideas and viewpoints through the application of the nominating process described above.

8.	Other Board Service
      The Board does not believe that its members should be prohibited from serving on the Boards of other companies so long as those commitments do not create material actual or potential conflicts and do not interfere with the director’s ability to fulfill his or her duties as a member of the Board. The Governance and Nominating Committee will take into account the nature and time involved in the director’s service on other boards in assessing director nominees. Directors should advise the Chairman of the Board, the Chairman of the Governance and Nominating Committee and the Corporate Secretary in advance of accepting an invitation to serve on another public company board.

9.	Retirement Policy
      No director may be nominated to a new term if he or she would be age 70 or older at the time of the election. A retiring or resigning CEO of the Company or other management director shall generally not continue to serve as a Board member.

10.	Director Independence
      At least three quarters of the Board will at all times be comprised of directors who meet the criteria for independence required by the New York Stock Exchange and the Securities and Exchange Commission. It is the objective of the Board that all non-management directors be independent directors. Under proposed New York Stock Exchange rules, the Board must determine that a director does not have any material relationship with the Company. The proposed NYSE rules also provide that a director shall be considered independent if: (1) the director has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company; (2) the director, and each of the director’s immediate family members, is not and has not been during the last five years employed by the Company; (3) the director has not received any compensation in excess of $100,000 annually from the Company in any capacity other than as a director, and none of the director’s immediate family members has received more than $100,000 annually in compensation from the Company, in any of the last five years; (4) the director, and each of the director’s immediate family members, is not and has not been during the last five years affiliated with or employed by a present or former auditor (or an affiliate of such auditor) of the Company; (5) the director, and each of the director’s immediate family members, is not employed as an executive officer of another company where any of the Company’s listed executive officers serves on such other company’s compensation committee; and (6) the director is not and has not been during the last five years employed by, and each of the director’s immediate family members is not and has not been during the last five years an executive officer of, another company (a) that accounts for the greater of 2% or $1 million of the Company’s revenues or (b) for which the Company accounts for the greater of 2% or $1 million of such other company’s consolidated gross revenues. Under proposed Securities and Exchange Commission rules a director who is a member of the Audit Committee shall not be considered independent if he or she is affiliated with the Company or if he, she or any member of his or her immediate family, or any law firm, accounting firm, consulting firm, investment bank or similar entity with which any of them are affiliated, has accepted any consulting, advisory or other compensatory fee from the Company or an affiliate, other than for service on the Board or a committee. The Company will not consider as independent any director who is employed by a non- profit organization, a substantial portion of whose funding comes from the Company. The Board will from time to time and no less often than annually make a determination as to which members are independent under applicable requirements.

11.	Chairman and CEO
      The Company’s by-laws provide that the Company’s Chief Executive Officer shall also serve as the Company’s Chairman of the Board. The Board believes this policy has served it well in the past and continues to serve it well at present.
Conduct of Board Meetings

12.	Board Meeting Schedule and Agenda
      At the beginning of the year the Chairman will establish a schedule and agenda of subjects to be discussed during the year (to the degree this can be foreseen). The Board of Directors shall have at least six regularly scheduled meetings each year. Additional unscheduled Board meetings may be called upon appropriate notice at any time to address specific needs of the business. The Chairman will establish the agenda for each Board meeting. Each Board member is encouraged to suggest the inclusion of items on the agenda at any time. The Board will review the Company’s long-term strategic plan and the principal issues facing the Company during at least one meeting each year. The CEO and Corporate Secretary shall attend all non-executive sessions of the Board, and other members of management may attend non-executive sessions of the Board at the invitation of the CEO or the Board.

13.	Advance Distribution of Materials
      Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting. Directors should review these materials in advance of the meeting to preserve time at the meeting and to provoke questions and discussion about the material. On certain occasions where the subject matter is too sensitive to put in writing, the matter will be discussed at the meeting.

14.	Executive Session
      The non-management directors of the Board will meet in executive session at least quarterly. Executive session discussions may include such topics as the non-management directors determine, but actions of the Board should be taken separately at a Board meeting. The chairman of the Governance and Nominating Committee shall serve as chairman for any executive session of the Board.
Committees of the Board

15.	Number of Committees
      The Board will have at all times an Audit Committee, a Compensation and Employee Benefits Committee and a Governance and Nominating Committee. All of the members of these committees will be independent directors. The Board may have additional committees as it determines from time to time are necessary or appropriate.

16.	Committee Membership
      Committee members will be appointed by the Board upon recommendation of the Governance and Nominating Committee after taking into account the desires, experiences and expertise of individual directors. The Board believes that consideration should be given to rotating committee members periodically, but the Board does not believe that rotation should be mandated as a policy.

17.	Committee Structure
      Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.

18.	Committee Meetings
      The Chairman of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The Chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda.
Director Communications

19.	Director Access to Officers and Employees
      Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. Any such contact should be done in a way that is not disruptive to the business operations of the Company. Any non-routine written communications between a director and an officer or employee of the Company should be copied to the CEO. The Corporate Secretary advises the Board on appropriate procedures for the conduct of meetings and on corporate governance matters, and all Board members shall have access to his advice and services.

20.	Director Access to Outside Advisors
      The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

21.	Board’s Interaction with Third Parties
      The Board believes that the management speaks for the Company. At the request of management, individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. If comments are appropriate, they should in most circumstances come from the Chairman of the Board.

22.	Director Orientation and Continuing Education
      All new directors must participate in the Company’s Orientation Program, which should be conducted once each year following the annual meeting at which new directors are elected. This orientation will include presentations by senior management to familiarize new directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers, and its internal and independent auditors. All other directors are also invited to attend the Orientation Program.

Director Remuneration

23.	Director Compensation
      The form and amount of director compensation will be determined by the Governance and Nominating Committee in accordance with the policies and principles set forth in its charter and then recommended to the full Board. Management shall report to the Governance and Nominating Committee annually on an assessment of the Company’s director compensation measured against comparable companies. Independent directors will receive no additional compensation, in the form of consulting fees or other specific benefits, beyond that provided for service on the Board.

24.	Indemnification
      The directors shall be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company’s charter, by-laws and any indemnification agreements, and to exculpation as provided by state law and the Company’s charter.
Performance Evaluations

25.	CEO Evaluation and Management Succession
      The Board of Directors will conduct an annual review of the CEO’s performance. The Board of Directors will evaluate whether the CEO is providing the best leadership for the Company in the long- and short term. The Compensation and Employee Benefits Committee will then conduct a review of and make a recommendation regarding the CEO’s compensation as set forth in its charter, which it will present to the Board. The Board will determine the CEO’s compensation.
      The Board should make an annual review of management succession planning. The entire Board will work with the Governance and Nominating Committee to nominate and evaluate potential successors to the CEO. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

26.	Annual Performance Evaluation
      The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Governance and Nominating Committee will receive comments from all directors and report annually to the Board with an assessment of the Board’s performance. The assessment will focus on the Board’s contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.
March 1, 2004